                                               Filed Pursuant to Rule 424(b)(2)
                                Registration File Nos.: 333-62697 and 333-32821



INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. OFFERS TO BUY THESE SECURITIES MAY NOT BE ACCEPTED WITHOUT THE DELIVERY OF A FINAL PROSPECTUS SUPPLEMENT AND PROSPECTUS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES, IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 9, 1998


PRELIMINARY PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 9, 1998)

                                 $1,400,000,000
CALENERGY LOGO

                            CALENERGY COMPANY, INC.
                              % SENIOR NOTES DUE 2003
                              % SENIOR NOTES DUE 2005
                              % SENIOR NOTES DUE 2008
                              % SENIOR BONDS DUE 2028

                               -----------------
                   Interest Payable March 15 and September 15
                               -----------------
CalEnergy Company, Inc. (the "Company") is offering (the "Securities Offering")
   $      aggregate principal amount of the Company's   % Senior Notes due
 2003, $     aggregate principal amount of the Company's   % Senior Notes due
 2005, $     aggregate principal amount of the Company's   % Senior Notes due
    2008 and $     aggregate principal amount of the Company's    % Senior
  Bonds due 2028 (collectively, the "Securities"). Interest on the Securities will be payable semiannually on March 15 and September 15 of each year, commencing March 15, 1999. The Securities will not be subject to any mandatory sinking fund.

  The Securities will be senior unsecured obligations of the Company and will rank pari passu in right of payment with all other senior unsecured obligations of the Company and senior in right of payment to all existing and future subordinated indebtedness of the Company. The Securities will be effectively subordinated to all existing and, to the extent permitted under the Indenture
  (as defined herein), future secured indebtedness of the Company and to all indebtedness and other liabilities of the Company's subsidiaries, projects and joint ventures to the extent of the assets of such entities. The Indenture permits the Company to incur additional indebtedness, subject to certain limitations.

Approximately $830 million in net proceeds of the Securities Offering, together with approximately $600 million in net proceeds from the Equity Offering (as defined herein) and approximately $740 million in net proceeds from the
     Non-Recourse Financing (as defined herein), will be used to fund the MidAmerican Merger (as defined herein). The closing of the Securities Offering will occur prior to, and is not conditioned upon, the closing of the MidAmerican Merger, the Equity Offering or the Non-Recourse Financing.
Approximately $543 million of the net proceeds of the Securities Offering will be used to refinance the Company's outstanding 10 1/4% Senior Discount Notes, which become callable on January 15, 1999.

                               -----------------
SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT PROSPECTIVE INVESTORS SHOULD CONSIDER PRIOR
                      TO AN INVESTMENT IN THE SECURITIES.
                               -----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              PRICE TO        DISCOUNTS AND       PROCEEDS TO
                             PUBLIC (1)      COMMISSIONS (2)     COMPANY (1)(3)
                          ---------------   -----------------   ---------------
Per 2003 Note .........           %                   %                  %
Per 2005 Note .........           %                   %                  %
Per 2008 Note .........           %                   %                  %
Per Bond ..............           %                   %                  %
Total .................   $                 $                   $

---------
(1)   Plus accrued interest, if any, from September   , 1998.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3)   Before deducting expenses payable by the Company estimated at $       .

                               -----------------
     The Securities offered by this Prospectus Supplement are offered by the Underwriters subject to prior sale, withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the Securities will be made in book-entry form only through the facilities of The Depository
Trust Company on or about     , 1998, against payment therefor in immediately
available funds.
                               -----------------

                          Joint Book Running Managers

CREDIT SUISSE FIRST BOSTON                            LEHMAN BROTHERS

                               -----------------

                             GOLDMAN, SACHS & CO.

                               September   , 1998

Key statistics regarding Northern Electric's distribution and supply business, except as noted, as of and for the year end March 31, 1998:

o Operating Revenue: $1,600,000,000
o Number of Customers (current): 2,000,000
o Kilometers of Distribution Lines: 43,000
o Square Kilometers of Authorized Area: 14,400

Key statistics regarding MidAmerican's distribution and supply business as of and for the 12 months ended June 30, 1998:

o Operating Revenue: $1,821,810,000
o Number of Customers: 1,267,000
o Miles of Electric Transmission Lines: 4,226
o Square Miles of Authorized Area: 10,600
o Miles of Gas Pipeline: 19,161

[GRAPHIC MATERIAL DEPICTING MAPS OF NORTHERN ELECTRIC'S SERVICE TERRITORY AND MIDAMERICAN ENERGY'S SERVICE TERRITORY HAS BEEN OMITTED FROM THE ELECTRONIC VERSION OF THIS PROSPECTUS SUPPLEMENT. OTHER GRAPHIC MATERIAL IS DEPICTED BELOW IN TABULAR FORMAT.]


                              NUMBER OF CUSTOMERS

                          Electric         Gas          Total

CE                       1,400,000        600,000      2,000,000
MEC                        648,000        619,000      1,267,000
                         ---------      ---------      ---------
Combined                 2,048,000      1,219,000      3,267,000
                         =========      =========      =========

                        COMBINED CALENERGY/MIDAMERICAN


                        GENERATING CAPACITY:      6,007MW

                           Coal                      47%
                           Nuclear                    6%
                           Gas                       26%
                           Hydro                      2%
                           Geothermal                19%
                                                    ----
                                                    100%
                                                    ====



CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERAGE TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus Supplement and accompanying Prospectus. Certain capitalized terms used but not defined in this summary are used herein as defined elsewhere in this Prospectus Supplement. The term "Company" refers to CalEnergy Company, Inc. ("CalEnergy") and its operating subsidiaries (including Northern) and joint ventures, and "Northern" refers to Northern Electric plc and its operating subsidiaries, unless the context otherwise requires.

     This Prospectus Supplement contains forward-looking statements which involve risks and uncertainties. The Company's actual results in the future could differ significantly from the results discussed or implied in this Prospectus Supplement or incorporated by reference herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" which is incorporated by reference herein, "The Business of the Company" in this Prospectus Supplement and "Risk Factors" in the accompanying Prospectus, as well as those discussed elsewhere in this Prospectus Supplement and accompanying Prospectus or incorporated by reference herein or therein.

       In this Prospectus Supplement, references to "U.S. dollars," "dollars," "U.S. $," "$" or "cents" are to the currency of the United States and references to "pounds sterling," "pounds," "sterling," "pounds sterling," "pence" or "p" are to the currency of the United Kingdom.


                                  THE COMPANY


OVERVIEW

     CalEnergy Company, Inc. is a fast-growing global energy company with an increasingly diversified portfolio of regulated and non-regulated assets. The focus of the Company has evolved over time from development and acquisition activities in the domestic and international power generation market to strategic electric and gas utility acquisitions, with a particular emphasis on investment-grade countries such as the U.S., U.K., Australia, Canada, New Zealand and the countries of Western Europe. This focus has provided the Company with increased scale, skill and revenue diversity and enhanced credit quality of cash flows and additional growth opportunities associated with each of the acquired businesses. The MidAmerican Merger is being implemented in furtherance of this strategy. The Company's investments in related activities (e.g., producing gas fields and gas reserves and advanced utility information systems) are primarily intended to support and augment the profitability of its existing core businesses.

     CalEnergy was founded in 1971 and, through its subsidiaries, manages and currently owns interests in over 5,000 megawatts ("MW") of power generation facilities in operation, construction and development worldwide, including 20 generating facilities which it currently operates. (This will increase to approximately 9,000 MW and 30 operating facilities following the MidAmerican Merger.) Since both the demand for electric power and the pace of electric industry privatization continues to increase on a global basis, the power generation segment will remain a significant investment and growth opportunity for the Company in addition to its core utility operations. The Company's utility operations are currently conducted through its subsidiary, Northern Electric plc ("Northern"), which engages in the supply and distribution of electricity and gas to approximately 2 million customers in the U.K., as well as other related utility business activities.

     During the past five years, the Company has achieved significant growth in earnings and assets while diversifying the underlying revenue base and improving the associated credit quality of that base through: (i) strategic acquisitions that broaden the geographic and business scope of the Company's overall activities and that expand the Company's core competencies; (ii) enhancement of the financial and technical performance of existing and acquired business operations; and (iii) development, construction and acquisition of incremental energy-related assets to support and expand the scope of existing operations within focused geographic regions.

     The Company's management team has a proven track record of project development, operation, acquisition integration and portfolio diversification. Since 1991, the Company's operating and financial results have improved significantly through the employment of a disciplined acquisition, development and management philosophy. In 1991, the Company's EBITDA was derived largely from non-regulated, domestic power generation activities. After giving effect to the Securities Offering, the MidAmerican Merger, the Equity Offering and the Non-Recourse Financing, the Company's adjusted pro forma EBITDA for the year ended December 31, 1997 is $1,307 million and the Company's total assets as of June 30, 1998 are approximately $12.9 billion.


     The Company's goal is to continue to foster long-term sustained growth built upon a solid foundation of diversified and high quality assets and skill sets. As part of this strategy, the Company recently agreed to acquire (the "MidAmerican Merger") MidAmerican Energy Holdings Company ("MidAmerican" or "MEC"), which provides the Company with an attractive integrated U.S. utility growth platform. Following the MidAmerican Merger, the Company expects that approximately 80% of the Company's cash flows will be derived from highly stable, investment-grade credit quality sources, of which approximately 60% will be contributed from regulated U.S. and U.K. utility operations. There can be no assurance that the MidAmerican Merger, the Equity Offering or the Non-Recourse Financing will be consummated.


     A condensed financial structure overview reflecting the current ratings of the principal senior debt securities issued by CalEnergy and its subsidiaries (including MidAmerican as though the MidAmerican Merger had been consummated) is presented below.(1)



     [A DESCRIPTION OF GRAPHIC MATERIAL IS SET FORTH BELOW. UPPER TIER ENTITIES APPEAR TO LEFT AND SUBSIDIARIES TO RIGHT.]


                    MidAmerican  -----------------  MidAmerican
                    Energy                          Energy Company
                    Holdings                        A2/AA-(2)
                    Company

                    CE Electric  -----------------  Northern
                    U.K. Funding                    Electric plc
                    Baa1/BBB+/A-                    A3/BBB+/A

                    Coso Funding
                    Corp.
                    Baa2/BBB/BBB
                    (Coso Projects)
CalEnergy
Company,Inc.        Salton Sea
Ba1/BB+/BB+         Funding Corp
                    Baa3/BBB-
                    (Imperial Valley Projects)

                    CE Casecnan
                    Propject
                    Ba2/BB+

                    Other
                    Subsidiaries and
                    Projects
                    (U.S., Philippines, Australia, Poland, and Indonisia)











----------
(1) The debt ratings reflected above have been published by Moody's Investors Services, Inc. ("Moody's") and Standard & Poor's Ratings Group ("S&P"), respectively, and, in the case of CalEnergy Company, Inc., CE Electric, Northern and Coso, by Duff & Phelps Credit Rating Co., in respect of certain senior indebtedness of the respective issuers shown. These ratings may be changed from time to time by the ratings agencies. On August 12, 1998, each of Moody's and S&P, and on August 18, 1998, Duff & Phelps Credit Rating Co., announced that they had placed the Company's long-term senior debt rating on Credit Watch, with positive implications for a possible upgrade following the MidAmerican Merger.

(2) MidAmerican Energy Company's long-term secured debt is currently rated A2 and AA-, by Moody's and S&P, respectively. On August 12, 1998, each of S&P and Moody's announced that it had placed these debt ratings on Credit Watch, with negative implications for a possible downgrade following the MidAmerican Merger.

NORTHERN


     In February 1997, the Company acquired Northern, one of the twelve U.K. regional electric companies (each, a "REC") which came into existence as a result of the restructuring and subsequent privatization of the electricity industry that occurred in the U.K. in 1990. Northern's principal business is the distribution of electricity in its authorized area located in northeast England which covers approximately 14,400 square kilometers and has a population of approximately 3.2 million people. As a regional platform, Northern's related activities also include: (i) the supply of electricity and gas inside and outside its authorized area, and (ii) ownership interests in producing gas fields in the North Sea and gas, transmission and storage operations. Consistent with the Company's goals, these related activities serve to support the operations and growth of the Northern electric and gas supply business. In addition, based on the skills and experience developed in the U.K. deregulated energy market, the Company has developed proprietary and advanced information systems ("Aurora/IT") which are currently being utilized in the supply business in the U.K., and will be directly applicable to the Company's other utility operations, such as MidAmerican's utility operations.

     The Northern acquisition was financed with $586 million contributed by the Company, and approximately $700 million of non-recourse debt at a new holding company for Northern ("CE Electric UK Funding Company") to be serviced solely from Northern's cash flow. Following the acquisition, Northern's ratings were affirmed by Moody's and reduced from A- to BBB+ by S&P. The ratings for CE Electric UK Funding Company are Baa1 and BBB+ from Moody's and S&P, respectively.

     Since the Northern acquisition, the Company has focused the goals and objectives for Northern's key business units (Distribution, Utility Services, Supply and Aurora/IT) as follows:

      o Maintain the strength and stability of the core electric distribution business;

      o  Grow the electricity and gas supply business prudently and profitably;


      o Be a low-cost provider while maintaining reliable, high-quality service; and

      o Increase the profitability of and grow Northern's other regulated businesses in a disciplined manner and within the financial means of the Northern organization.

     The results to date have exceeded the Company's original expectations. Accomplishments for and attributes of the respective U.K. business units include:

Distribution and Utility Services

      o Improved reliability and customer service, as measured by the Office for Electricity Regulation; and

      o  Lower staff levels and reduced overtime.

Supply

      o  1.5 million electricity customers;

      o  Added 600,000 new gas customers in past year;

      o  Dual fuel offering (a first time innovation for the U.K. market);

      o  A tripling of business gas sales; and

      o An increase in over 100kW electricity sales by 30%, 45% and 50% in the last three contract rounds (now the third largest U.K. supplier in this sector).

Aurora/IT

      o System handles an average of 3,800 new gas and electricity customer applications per day, with peak volume of 10,000 new applications per day;

      o  Facilitates supply and billing to new gas and electricity customers;
         and

      o Increase in customer satisfaction through flexible pricing and payment options.

OVERVIEW OF PENDING MIDAMERICAN MERGER

     On August 11, 1998, the Company entered into an Agreement and Plan of Merger pursuant to which it has agreed to acquire, subject to the conditions set forth therein, MidAmerican for approximately $2.6 billion in cash, in a transaction in which approximately $1.6 billion in debt and preferred stock of MidAmerican will remain outstanding (the "MidAmerican Merger"). Pursuant to the MidAmerican Merger, CalEnergy will reincorporate in Iowa and will be renamed MidAmerican Energy Holdings Company. The Securities will remain senior debt of CalEnergy, and MidAmerican's existing debt and preferred stock will remain debt and preferred stock of such utility subsidiary following the MidAmerican Merger.

     MidAmerican is the largest combined electric and gas utility in Iowa with 648,000 electric and 619,000 gas customers. It has gas and electric operations in Iowa, Illinois and South Dakota and gas operations in Nebraska. The regulated service area is comprised of 10,600 square miles with a total population of 1.7 million. MidAmerican has an installed generation capacity of approximately 4,000 MW, comprised of 71% coal, 19% natural gas and 10% nuclear fuel sources. Due to its geographic location and fuel sources, MidAmerican is a low cost producer of electricity in the Mid-Continent Area Power Pool. Mid-American supplies from time to time electricity to other major energy markets in the midwestern U.S. such as the Chicago area, St. Louis, Kansas City, Milwaukee and Minneapolis. MidAmerican's gas operations are served by at least four major gas pipelines.

     The Company believes that the electric power industry within the U.S. will continue its current pace of deregulation, with regulated distribution operations expected to follow the established U.K. regulatory model (with incentive-based rates or price caps). As a result, the Company believes that the MidAmerican Merger will provide the opportunity to apply the knowledge, skills and systems gained at Northern and, with the addition of a strong and complementary management team, to establish a platform from which a domestic energy distribution and supply business can be profitably managed and expanded over time.

     The consummation of the MidAmerican Merger is conditioned upon receipt of approvals of the shareholders of the Company and MidAmerican, as well as the Nuclear Regulatory Commission, the Federal Energy Regulatory Commission, the Iowa Utilities Board and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. In addition, the partial disposition of interests in certain of the Company's power generating facilities will be required prior to the consummation of the MidAmerican Merger in order to maintain the qualifying facilities status of such independent power generating facilities. There can be no assurance as to the timing of the required regulatory approvals, the ability to obtain regulatory and shareholder approvals, that such approvals will contain satisfactory terms and conditions or that the MidAmerican Merger will be consummated. See "Risk Factors--Acquisition Uncertainties" in the accompanying Prospectus.

     Closing of the MidAmerican Merger is expected to occur by the end of the first quarter of 1999.

BENEFITS OF PENDING MIDAMERICAN MERGER

     The Company believes the following economic and strategic benefits will be realized from the MidAmerican Merger:

    o Continues CalEnergy's transformation to an integrated global energy company with the increased scale and skill base required to efficiently compete as energy markets continue to deregulate throughout the world;

    o Combines existing CalEnergy competitive supply expertise with MidAmerican's approximately 4,000 MW of efficient low cost, primarily coal-fired generating capacity having access to high-priced markets (e.g., Chicago);

    o Provides a platform for continued U.S. growth through the addition of a strong and complementary management team able to identify midwest regional development and expansion opportunities in both assets and supply, as well as to apply the Aurora/IT technology to MEC's operations;

    o Enhances CalEnergy's financial position through cash flow and earnings accretion beginning with the first full year of operations following the consummation of the transaction; and


    o Improves CalEnergy's consolidated credit profile through increased diversification of cash flow and earnings sources derived principally from the investment-grade regulated utility operations.


FINANCING PLAN


     The Company proposes to fund the MidAmerican Merger utilizing a financing plan substantially similar in nature to that previously employed for the Northern acquisition, as illustrated below.



              [DESCRIPTION OF GRAPHIC MATERIAL IS SET FORTH BELOW]




                                   Structure
                                   ---------

CalEnergy--------------------------------  $450 Million of Equity/Asset Sales
                                           $150 Million of Preferred Stock
                                           $830 Million of Debt
                                           $420 Million of Cash


MidAmerican------------------------------  $750 Million of Non-recourse Debt
FinCo



                                 MidAmerican
                                  Holdings


                MidAmerican                       MidAmerican
                Unregulated                         Energy
                                      $1,600 Million of existing debt and
                                         preferred (remains outstanding)










                                Sources & Uses
                                --------------

Sources:                                           In Millions
                                                   -----------
     MidAmerican FinCo Debt                             $750
     Cash                                               $420
     Debt                                               $830
     Equity/Asset Sales                                 $450
     Preferred stock                                    $150
       Total Sources                                  $2,600
                                                      ======
Uses:

     Purchase Price                                   $2,600
     (including transaction costs)                    ------

Total Uses                                            $2,600
                                                      ======







     CalEnergy proposes to establish a wholly-owned, special-purpose entity ("MidAmerican FinCo") which will issue approximately $750 million of debt financing (the "Non-Recourse Financing") that will partially fund the MidAmerican Merger, and that will be non-recourse to CalEnergy and solely serviced with operating cash flow from MEC. The remaining acquisition financing of approximately $1,430 million will be raised through common and/or preferred securities and/or other equity-linked securities of the Company (the "Equity Offering") and varying levels of senior debt of the Company and MidAmerican FinCo. Certain of the proceeds of the Equity Offering may be replaced by proceeds from non-core asset sales at the Company level. The timing and composition of such financing elements are flexible and subject to optimization and refinement as financing market conditions change. There can be no assurance that the Non-Recourse Financing or the Equity Offering will be consummated.

STRATEGY

     The Company's diversification and growth strategy remains focused upon strategic utility acquisitions and other investment opportunities created by the continuing deregulation and privatization in energy sectors throughout the world, particularly within investment-grade countries such as the U.S., U.K., Australia, Canada, New Zealand and the countries of Western Europe.

     In each market, the Company's strategy is principally comprised of the following key elements:

    o DIVERSIFICATION AND GROWTH THROUGH INTERNATIONAL AND DOMESTIC ACQUISITIONS. The Company has successfully completed five acquisitions in the past four years, each of which was accretive to earnings and cash flow, and reflective of the Company's disciplined investment philosophy. The Company believes that several of these acquisitions have provided it with specialized skills and an expertise base which enhances its competitive position in those areas that it has targeted for future growth. For example, the Company's acquisition of Northern was the first step in its planned expansion into the distribution and supply (electricity and gas) business segments in the U.S. which will be achieved, in part, through the MidAmerican Merger. As a direct result of the competitive experience afforded by progressive U.K. energy deregulation, the Company believes that it possesses the demonstrated knowledge and skill base required to effectively compete in open supply markets as such markets develop in the U.S. An additional benefit of the Northern acquisition was the opportunity to develop Aurora/IT, a proprietary array of sophisticated billing and information systems, which the Company believes to be a critically important component of effective operations in a deregulated utility environment. The Company further believes that there will be immediate opportunities to apply Aurora/IT at MEC and elsewhere in the U.S. as such markets progressively deregulate.

    o DIVERSIFICATION AND GROWTH THROUGH GREENFIELD DEVELOPMENT OF ENERGY PROJECTS. The Company continues to view the domestic and international power generation, transmission and distribution markets, particularly when integrated with upstream natural gas operations, as an attractive market for the selected development of new greenfield energy opportunities, an area in which it has substantial expertise.

       In addition, the price volatility recently experienced in tight summer U.S. markets has highlighted the need for additional capacity in certain regions such as the Midwest. Based on forecasts for those Midwest markets as well as the regional market knowledge and experience at MEC, the Company has announced plans to jointly develop with MEC a non-regulated gas-fired plant with a generating capacity of up to approximately 500 MW. The Company plans to continue a focused development effort on power and integrated gas projects with a particular emphasis on investment-grade countries such as the U.S., U.K., Australia, Canada, New Zealand and the countries of Western Europe.

    o CONTINUED ENHANCEMENT OF CREDIT QUALITY AND DIVERSIFICATION OF REVENUE BASE, EARNINGS AND CASH FLOWS. The Company currently has a diversified revenue base including its long-term contract-based power generation activities and its regulated utility operations. The MidAmerican Merger will provide for further complementary and beneficial diversification of both the Company's business profile (through an increased weighting on regulated utility operations) and revenue base (through an increase of investment-grade revenues generated from stable, regulated sources). Following the MidAmerican Merger, the Company expects that approximately 80% of the Company's cash flows will be derived from highly stable, investment-grade credit quality sources, of which approximately 60% will be contributed from regulated U.S. and U.K. utility operations.

    o MAINTENANCE OF PRUDENT FINANCIAL AND RISK MANAGEMENT PRACTICES. The Company has and will continue to consistently maintain what it believes to be prudent financial and risk management practices. A primary component of the Company's financing philosophy is the demonstrated employment of investment-grade, non-recourse financing at subsidiary levels. Such a financing strategy provides for fundamental protection of the Company's other assets since the non-recourse structures utilized by the Company require that (with certain minimal exceptions) the funds borrowed for the purposes of financing such investments are serviced solely from the cash flow generated by, and the assets of, that discrete investment. As discussed previously, the MidAmerican Merger financing plan calls for a MidAmerican FinCo financing structure that is similar to the structure successfully employed at Northern.

       This financing philosophy then permits the Company to act, in part, as a holding company which utilizes portfolio management investment practices. The Company is able to efficiently raise capital from a variety of sources to contribute as equity into the non-recourse investment vehicles, typically in amounts sufficient to achieve investment-grade levels at those vehicles. The Company's continued adherence to its strict investment criteria has resulted in a continued upward trend in the Company's credit profile as evidenced by the historical improvement in its credit ratings.

       In addition, the Company plans to optimize its capital structure by refinancing debt when market conditions permit. Approximately $543 million of the net proceeds of the Securities Offering will be used, in part, to prefund the Company's retirement of the outstanding $529,640,000 10 1/4% Senior Discount Notes due 2004 (the "Senior Discount Notes"), which become callable on January 15, 1999.

    o CONTINUED PROFIT ENHANCEMENT THROUGH OPERATING EFFICIENCIES WHILE MAINTAINING QUALITY AND RELIABILITY OF SERVICE.

                             ---------------------
     The principal executive offices of the Company are located at 302 South 36th Street, Suite 400, Omaha, Nebraska 68131 and its telephone number is (402) 341-4500. The Company was incorporated in 1971 under the laws of the State of Delaware.

                            THE SECURITIES OFFERING


Securities Offered..........   $        aggregate principal amount of    %
                               Senior Notes due 2003 (the "2003 Notes"),
                               $        aggregate principal amount of    %
                               Senior Notes due 2005 (the "2005 Notes"),
                               $        aggregate principal amount of    %
                               Senior Notes due 2008 (the "2008 Notes") and
                               $        aggregate principal amount of    %
                               Senior Bonds due 2028 (the "Bonds" and, together with the 2003 Notes, the 2005 Notes and the 2008
                               Notes, the "Securities").


Maturity Date...............   September 15, 2003 in the case of the 2003
                               Notes, September 15, 2005 in the case of the 2005
                               Notes, September 15, 2008 in the case of the 2008
                               Notes and September 15, 2028 in the case of the Bonds.


Interest Payment Dates......   Interest on the Securities will be payable in
                               cash semi-annually on March 15 and September 15, commencing on March 15, 1999, to holders of record on the immediately preceding March 1 and September 1. See "Description of the Securities--
                               General."


Form and Registration.......   The Securities will be represented by one or
                               more Global Notes (the "Global Notes") registered in the name of The Depository Trust Company
                               ("DTC") or its nominee. Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as provided herein, Securities in certificated form will not be issued. See "Description of Debt
                               Securities--Book-Entry-System" in the
                               accompanying Prospectus.


Optional Redemption.........   The Securities are subject to optional
                               redemption, in whole or in part, pro rata at par plus accrued interest to the redemption date plus a premium calculated to "make whole" to comparable U.S. Treasury securities plus basis points.


Sinking Fund................   None.


Change of Control...........   Upon the occurrence of a Change of Control,
                               each holder of the Securities will have the right, at such holder's option, to require the Company to repurchase all or any part of such holder's notes at a purchase price in cash equal to 101% of the principal thereof, plus accrued and unpaid interest, if any, to the date of such purchase in accordance with the procedures set forth in the Indenture. See "Description of Debt
                               Securities--Certain Covenants--Purchase of Debt
                               Securities Upon a Change of Control" in the accompanying Prospectus.


Ranking.....................   The Securities will be senior unsecured
                               obligations of the Company ranking pari passu in right of payment of principal and interest with all other existing and future senior unsecured obligations of the Company. The Securities will rank senior to all existing and future subordinated indebtedness of the Company. The
                               Securities will be effectively subordinated to all existing and, to the extent permitted under the Indenture, future secured indebtedness of the Company and to all indebtedness and other liabilities of the Company's subsidiaries, projects and joint ventures to the extent of the assets of such entities. As of June 30, 1998, on a pro forma basis, after giving effect to the MidAmerican Merger, the Equity Offering, the
                               Non-Recourse Financing and the Securities
                               Offering and the use of the net proceeds therefrom, the Company would have had $200 million of secured limited recourse parent company indebtedness (of which $0 is currently recourse to CalEnergy) and approximately $5,033 million of indebtedness that represented the Company's proportionate share of project and joint venture and subsidiary debt, all of which would be effectively senior to the Securities, and approximately $575 million of indebtedness that would be pari passu with the Securities.
                               See "Capitalization."


Certain Covenants...........   The indenture governing the Securities (the
                               "Indenture") contains certain covenants which, among other things, will restrict the ability of the Company, its Restricted Subsidiaries (as defined) and its Eligible Joint Ventures (as defined) to incur additional Debt (as defined)
                               (other than Non-Recourse Debt), to pay dividends and make certain other restricted payments, to encumber or sell assets, to enter into transactions with Affiliates (as defined), to enter into new lines of business, to make certain investments, to merge or consolidate with or into any other person or to transfer or lease assets.
                               These covenants are described in detail under the caption "Description of Debt Securities --
                               Certain Covenants" in the accompanying
                               Prospectus.


Change in Covenants When
Securities Rated Investment
Grade.......................   Following the first date upon which the
                               Securities are rated Baa3 or better by Moody's
                               Investors Service, Inc., BBB- or better by
                               Standard & Poor's Corporation and BBB- or better by Duff & Phelps Credit Rating Co. (or, in any case, if such person ceases to rate the Securities for reasons outside the control of the Company, the equivalent investment grade credit rating from any other "nationally recognized statistical rating organization" (within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Securities Exchange Act of 1934) selected by the Company as a replacement rating agency) (the
                               "Rating Event Date") (and provided no Event of
                               Default or event which with notice or passage of time would constitute an Event of Default shall exist on the Rating Event Date), substantially all the covenants contained in the Indenture will no longer be applicable to the Securities. In their place, certain other covenants, including covenants regarding restrictions on liens and the ability of the Company to merge or consolidate with or into any other person or to transfer or lease assets will apply. In the event that subsequent to a Rating
                               Event Date an Event of Default or event which with notice or passage of time would constitute an Event of Default shall exist with respect to the Securities or the Securities shall thereafter be rated less than Baa3 by Moody's
                               Investor Service, Inc., less than BBB- by
                               Standard & Poor's Corporation and less than BBB-by Duff & Phelps Credit Rating Co. (or such other rating agency selected by the Company as aforesaid), the provisions and covenants contained in the Indenture at the time of the issuance of the Securities that cease to be applicable after the Rating Event Date will not be reinstated. See "Description of the Securities--Change in Covenants When Securities
                               Rated Investment Grade."


Events of Default...........   Events of Default under the Indenture include,
                               among other things, (i) default in the payment of any interest on the Securities which continues for a period of 30 days, (ii) default in the payment of principal, or premium, if any, when due, including pursuant to a required repurchase,
                               (iii) the failure by the Company to perform any covenant contained in the Indenture, which breach continues for 30 days after written notice thereof, (iv) the failure of the Company or any Significant Subsidiary (as defined) to pay when due beyond any applicable grace period, or the acceleration of, Debt (other than Non-Recourse
                               Debt of Significant Subsidiaries) in excess of $25 million, (v) the entry by a court of one or more judgments against the Company or any Significant Subsidiary for an aggregate amount in excess of $25 million, subject to certain conditions, and (vi) the occurrence of certain events of bankruptcy, insolvency or reorganization. See "Description of Debt
                               Securities--Events of Default" in the
                               accompanying Prospecus.


Use of Proceeds.............   The Company will use approximately $830 million
                               of the net proceeds from the Securities Offering, together with approximately $600 million of the net proceeds from the Equity Offering and approximately $740 million of the net proceeds from the Non-Recourse Financing and available cash on hand from the general corporate funds of the Company to complete the MidAmerican Merger.
                               The closing of the Securities Offering will occur in advance of, and is not conditioned upon, the closing of the MidAmerican Merger, the Equity
                               Offering and the Non-Recourse Financing.

                               The Company will use approximately $543 million of the net proceeds of the Securities Offering to refinance the Senior Discount Notes, which become callable on January 15, 1999.

     SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

                            CALENERGY COMPANY, INC.
         (ALL DATA IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)

     The following table presents summary historical consolidated financial and operating data of the Company as of and for the years ended December 31, 1995, 1996 and 1997 and the six months ended June 30, 1997 and 1998. The unaudited consolidated financial statements of the Company as of and for the six months ended June 30, 1997 and 1998 reflect all adjustments necessary in the opinion of the Company's management (consisting of normal recurring accruals) for a fair presentation of such data. The financial data set forth below should be read in conjunction with the historical consolidated financial statements of the Company and the notes thereto appearing elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.



                                                                      YEAR ENDED                         SIX MONTHS ENDED
                                                                     DECEMBER 31,                          JUNE 30, (2)
                                                     -------------------------------------------- -------------------------------
                                                          1995          1996(1)         1997            1997          1998(3)
                                                     -------------- -------------- -------------- --------------- ---------------
STATEMENT OF OPERATIONS DATA:
 Total revenues ....................................   $  398,723     $  576,195     $2,270,911     $ 1,090,970     $ 1,264,829
 Operating revenues ................................      335,630        518,934      2,166,338       1,048,511       1,212,440
 Income before income taxes ........................       97,051        140,404        196,860         124,682         120,467
 Interest expense, net of capitalized interest .....      102,083        126,038        251,305         119,506         159,729
 Net income (loss)(4) ..............................       63,415         92,461        (84,027)         58,337          59,761
 Net income (loss) per share--basic(4)(5) ..........   $     1.32     $     1.69     $    (1.25)    $       .92     $      0.99
 Net income (loss) per share--diluted(4)(5) ........   $     1.22     $     1.54     $    (1.22)    $       .88     $      0.95
BALANCE SHEET DATA:
 Properties, plants, contracts and equipment,
   net .............................................   $1,781,255     $3,225,496     $3,528,910     $ 3,531,427     $ 4,358,649
 Total assets ......................................    2,654,038      5,630,156      7,487,626       6,186,435       7,481,881
 Subsidiary and project debt .......................      921,219      1,678,392      2,189,007       2,193,118       2,850,240
 Total indebtedness ................................    1,763,424      2,825,077      3,492,852       3,146,935       4,154,115
 Convertible preferred securities of
   subsidiary trusts ...............................           --        103,930        553,930         283,930         553,930
 Stockholders' equity ..............................      543,532        880,790        765,326         917,912         779,604
OTHER FINANCIAL DATA:
 Depreciation and amortization .....................   $   72,249     $  118,586     $  276,041     $   137,912     $   165,584
 Capital expenditures ..............................      398,623        341,706        380,649         182,190         304,140
 EBITDA(6)(7) ......................................      271,383        385,028        811,206         382,100         445,780
 Ratio of EBITDA to fixed charges(7)(8) ............         2.0            2.3            2.5             2.5             2.1
 Ratio of earnings to fixed charges(8) .............         1.5            1.6            1.4             1.7             1.4

----------
(1) Reflects the acquisition of the remaining 50% of the Partnership Projects (as defined herein) on April 17, 1996, the acquisition of Falcon Seaboard on August 7, 1996 and the acquisition of majority ownership of Northern by CE Electric U.K. plc ("CE Electric") on December 24, 1996. In March 1997, the Company completed the acquisition of Northern.
(2) The Company's operations have historically been seasonal in nature; therefore, operating results and ratios for interim periods are not indicative of the results for the full year.
(3)   Reflects the KDG Acquisition (as defined herein) on January 2, 1998.
(4) Reflects a 1997 non-recurring charge of $87 million, or $1.29 per share, and extraordinary item of $135,850, or $2.02 per share.
(5) The weighted average number of basic common shares outstanding was 47.2 million, 54.7 million, 67.3 million, 63.5 million and 60.7 million, respectively, for the years ended December 31, 1995, 1996 and 1997 and the six months ended June 30, 1997 and 1998. The number of diluted shares outstanding was 56.2 million, 65.1 million, 68.7 million, 71.4 million and 74.6 million, respectively, for the years ended December 31, 1995, 1996 and 1997 and the six months ended June 30, 1997 and 1998.
(6) EBITDA means earnings before interest, taxes, depreciation, amortization, and 1997 non-recurring item.
(7) Information concerning EBITDA is presented here not as a measure of operating results, but rather as a measure of the Company's ability to service debt. EBITDA should not be construed as an alternative to either
      (i) operating income (determined in accordance with GAAP) or (ii) cash flow from operating activities (determined in accordance with GAAP).
(8) For purposes of computing historical ratios of earnings to fixed charges, earnings are divided by fixed charges. "Earnings" represent the aggregate of (a) the pre-tax income of the Company and (b) fixed charges, less capitalized interest. "Fixed charges" represent interest (whether expensed or capitalized), amortization of deferred financing and bank fees, and the portion of rentals considered to be representative of the interest factor (one-third of lease payments) and preferred stock dividend requirements of majority-owned subsidiaries.

     SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

                      MIDAMERICAN ENERGY HOLDINGS COMPANY
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The summary selected historical financial data of MidAmerican for the years ended December 31, 1995, 1996 and 1997 set forth below have been derived from audited financial statements. The summary selected historical financial data of MidAmerican for the six months ended June 30, 1997 and June 30, 1998 set forth below have been derived from unaudited financial statements. The financial data set forth below should be read in conjunction with the historical consolidated financial statements of MidAmerican and related notes thereto appearing elsewhere or incorporated by reference in this Prospectus Supplement.



                                                            YEAR ENDED DECEMBER 31,              SIX MONTHS ENDED JUNE 30,
                                                ----------------------------------------------- ---------------------------
                                                      1995            1996            1997           1997          1998
                                                --------------- --------------- --------------- ------------- -------------
INCOME STATEMENT DATA:
Revenues ......................................   $ 1,649,341     $ 1,872,612     $ 1,922,281     $ 965,422     $ 864,951
Operating income (1) ..........................       292,354         343,638         270,506       132,628       130,983
Income from continuing operations (2) .........       119,705         143,761         139,332        58,350        59,733
Average common shares outstanding .............       100,401         100,752          98,058        99,534        94,675
Earnings per average common share from
 continuing operations ........................   $      1.19     $      1.43     $      1.42     $    0.59     $    0.63
Cash dividends declared per share .............   $      1.18     $      1.20     $      1.20     $    0.60     $    0.60


                                                               AT DECEMBER 31,                           AT JUNE 30,
                                               ----------------------------------------------- -------------------------------
                                                     1995            1996            1997            1997            1998
                                               --------------- --------------- --------------- --------------- ---------------
BALANCE SHEET DATA:
Total assets .................................   $ 4,470,097     $ 4,521,848     $ 4,278,091     $ 4,135,705     $ 4,407,497
Long-term debt (3) ...........................     1,468,617       1,474,701       1,178,769       1,239,287       1,263,169
Power purchase obligation (3) ................       125,729         111,222          97,504         111,221          97,504
Short-term borrowings ........................       184,800         161,990         138,054         146,185         167,429
Preferred stock:
 Not subject to mandatory redemption .........        89,945          31,769          31,763          31,765          31,760
 Subject to mandatory redemption (4) .........        50,000         150,000         150,000         150,000         150,000
Common stock equity (5) ......................     1,225,715       1,239,946       1,301,286       1,186,313       1,311,583
Book value per common share (5) ..............   $     12.17     $     12.31     $     13.65     $     12.15     $     13.94

----------
(1) MidAmerican 1995 operating income includes $33,400 of costs related to a restructuring and workforce reduction plan implemented and completed in 1995.

(2) In 1997, MidAmerican recorded after-tax gains totaling $11,200 for sales of assets of certain railcar businesses and portion of a common stock investment that had appreciated significantly. MidAmerican recorded after-tax losses of approximately $10,200 and $9,400 for the write-down of certain nonregulated assets during 1995 and 1996, respectively. In 1996, MidAmerican incurred $8,700 of costs in connection with its merger proposal to IES Industries, Inc.

(3)   Includes amounts due within one year.

(4) Post-1995 years include MidAmerican-obligated mandatorily redeemable preferred securities of a subsidiary trust holding solely MidAmerican junior subordinated debentures.

(5) Common equity increased in 1997 primarily due to recording at market value an investment in McLeodUSA, Inc. common stock.

               SUMMARY SELECTED PRO FORMA FINANCIAL INFORMATION
              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)

     The following pro forma information reflects the Securities Offering and retirement of the Senior Discount Notes. The following pro forma as adjusted information gives effect to those transactions and to the MidAmerican Merger, the Equity Offering and the Non-Recourse Financing as described in the notes to the Unaudited Pro Forma Combined Condensed Financial Data included elsewhere in this Prospectus Supplement. In each case, the information is presented as if such transactions had occurred on June 30, 1998 with respect to the balance sheet data and on January 1, 1997 with respect to the statement of operations data and other financial data. The pro forma financial information set forth below should be read in conjunction with the historical consolidated financial statements and Unaudited Pro Forma Combined Condensed Financial Data of the Company and the notes thereto appearing elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Securities Offering is not conditioned on the closing of the MidAmerican Merger, the Equity Offering or the Non-Recourse Financing. See "--Overview of Pending MidAmerican Merger," "Use of Proceeds" and "Selected Pro Forma Financial Data."




                                                                    SIX MONTHS ENDED                   YEAR ENDED
                                                                    JUNE 30, 1998(1)                DECEMBER 31, 1997
                                                             ------------------------------- -------------------------------
                                                                                PRO FORMA                       PRO FORMA
                                                                PRO FORMA      AS ADJUSTED      PRO FORMA      AS ADJUSTED
                                                             --------------- --------------- --------------- ---------------
STATEMENT OF OPERATIONS DATA:
 Total revenues ............................................   $ 1,264,829    $  2,148,463     $ 2,270,911     $ 4,242,504
 Operating revenues ........................................     1,212,440       2,077,391       2,166,338       4,088,619
 Income before income taxes ................................        94,385         159,061         144,696         288,318
 Interest expense, net of capitalized interest .............       185,811         256,747         303,469         451,554
 Net income available to common shareholders ...............        44,112          69,472          20,525          91,109
 Net income per share ......................................   $       .73    $        .90     $       .31     $      1.09
 Net income per share diluted ..............................   $       .71    $        .88     $       .30     $      1.07
 Average number of basic shares ............................        60,658          77,228          67,268          83,838
 Average number of diluted shares ..........................        64,791          85,557          68,686          85,256
BALANCE SHEET DATA:
 Properties, plants, contracts and equipment, net ..........   $ 4,358,649    $  7,132,598             N/A             N/A
 Total assets ..............................................     8,332,265      12,861,148             N/A             N/A
 Subsidiary and project debt ...............................     2,850,240       5,033,260             N/A             N/A
 Total indebtedness ........................................     5,024,475       7,207,495             N/A             N/A
 Convertible preferred securities of subsidiary trusts .....       553,930         553,930             N/A             N/A
 Stockholders' equity ......................................       759,628       1,209,628             N/A             N/A
OTHER FINANCIAL DATA:
 Depreciation and amortization .............................   $   165,584    $    270,952     $   276,041     $   480,555
 EBITDA(2)(3) ..............................................       445,780         686,760         811,206       1,307,427
 Ratio of EBITDA to fixed charges(3)(4) ....................          1.9             2.2             2.1             2.4
 Ratio of earnings to fixed charges(4) .....................          1.2             1.4             1.2             1.4

----------
(1) The Company's operations have historically been seasonal in nature; therefore, operating results and ratios for interim periods are not indicative of the results for the full year.

(2) EBITDA means earnings before interest, taxes, depreciation, amortization, and 1997 non-recurring item.

(3) Information concerning EBITDA is presented here not as a measure of operating results, but rather as a measure of the Company's ability to service debt. EBITDA should not be construed as an alternative to either
      (i) operating income (determined in accordance with GAAP) or (ii) cash flow from operating activities (determined in accordance with GAAP).

(4) For purposes of computing historical ratios of earnings to fixed charges, earnings are divided by fixed charges. "Earnings" represent the aggregate of (a) the pre-tax income of the Company, and (b) fixed charges, less capitalized interest. "Fixed charges" represent interest (whether expensed or capitalized), amortization of deferred financing and bank fees, and the portion of rentals considered to be representative of the interest factor (one-third of lease payments) and preferred stock dividend requirements of majority-owned subsidiaries.

                                USE OF PROCEEDS

     The net proceeds to the Company of the Securities Offering are estimated to be approximately $1,373 million. The Company will use approximately $830 million of the net proceeds from the Securities Offering, together with approximately $600 million of the net proceeds from the Equity Offering and approximately $740 million of net proceeds from the Non-Recourse Financing and available cash on hand to complete the MidAmerican Merger. The closing of the Securities Offering will occur in advance of, and is not conditioned upon, the closing of the MidAmerican Merger. If for any reason the MidAmerican Merger was not consummated, the net proceeds of the Securities Offering would be used to make equity investments in future domestic or international energy projects, to fund possible future stock or asset acquisitions, for the possible repayment of debt and for other general corporate purposes.


     The Company will use approximately $543 million of the net proceeds of the Securities Offering to refinance the Senior Discount Notes, which become callable on January 15, 1999.

                                CAPITALIZATION

     The following table sets forth (i) the consolidated capitalization of the Company at June 30, 1998, (ii) the pro forma consolidated capitalization of the Company as if the Securities Offering and the retirement of the Senior Discount Notes had occurred on June 30, 1998, and (iii) the pro forma consolidated capitalization of the Company as adjusted for the transactions described in clause (ii) and the consummation of the MidAmerican Merger, the Equity Offering and the Non-Recourse Financing as described in the notes to the Unaudited Pro Forma Combined Condensed Financial Data included elsewhere in this Prospectus Supplement. The table should be read in conjunction with the Company's historical consolidated financial statements and the notes thereto, and the pro forma financial statements and the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Securities Offering is not conditioned upon the closing of the MidAmerican Merger, the Equity Offering or the Non-Recourse Offering. See "Prospectus Summary--Overview of Pending MidAmerican Merger," "Use of Proceeds" and "Selected Pro Forma Financial Data."



                                                                                     JUNE 30, 1998
                                                                   -------------------------------------------------
                                                                                                         PRO FORMA
                                                                       ACTUAL          PRO FORMA        AS ADJUSTED
                                                                   -------------   ----------------   --------------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Indebtedness:
Parent company debt:
 Senior discount notes .........................................    $  529,640               --                 --
 Limited recourse senior secured notes (1) .....................       200,000        $ 200,000         $  200,000
 Senior notes ..................................................       574,235          574,235            574,235
 Securities Offering ...........................................            --        1,400,000          1,400,000
Subsidiary and project debt (2):
 Construction loans ............................................       192,478          192,478            192,478
 Project finance loans .........................................       767,711          767,711            767,711
 Salton Sea notes and bonds ....................................       395,285          395,285            395,285
 UK Funding Company Notes and Bonds ............................       690,766          690,766            690,766
 Northern Electric Bonds .......................................       432,500          432,500            432,500
 Casecnan Notes and Bonds ......................................       371,500          371,500            371,500
 MidAmerican FinCo Debt ........................................            --               --            750,000
 MidAmerican debt ..............................................            --               --          1,433,020
Total consolidated indebtedness ................................     4,154,115        5,024,475          7,207,495
Deferred income ................................................        50,979           50,979             50,979
Company-obligated mandatorily redeemable convertible
 preferred securities of subsidiary trusts .....................       553,930          553,930            553,930
Preferred securities of subsidiary .............................        66,054           66,054            398,441
Stockholders' equity:
Preferred stock, no par value, 2,000 shares authorized .........            --               --                 --
Common stock, $.0675 par value, 180,000 shares authorized,
 82,980 shares issued and 60,033 outstanding--actual and
 pro forma; no par value, 180,000 shares authorized, 99,550
 issued and 76,603 outstanding--pro forma as adjusted ..........         5,602            5,602(3)              --
Additional paid-in capital .....................................     1,236,851        1,236,851          1,692,453
Retained earnings ..............................................       273,254          253,278            253,278
Treasury stock, 22,947 common shares at cost ...................      (740,843)        (740,843)          (740,843)
Accumulated other comprehensive income .........................         4,740            4,740              4,740
                                                                    ----------        -----------       ----------
Total stockholders' equity .....................................       779,604          759,628          1,209,628
                                                                    ----------        -----------       ----------
Total capitalization ...........................................    $5,604,682        $6,455,066        $9,420,473
                                                                    ==========        ===========       ==========

----------
(1) The limited recourse senior secured notes are recourse to the Company only to a limited extent, which is currently $0.

(2) Represents debt for which the repayment obligation is at the project or subsidiary level and is non-recourse to the Company.

(3) Certain of the proceeds from the Equity Offering may be replaced with proceeds of non-core asset sales.

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
                            CALENERGY COMPANY, INC.
           (ALL DATA IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)

     The following tables set forth selected historical consolidated financial and operating data, which should be read in conjunction with the Company's consolidated financial statements and related notes included herein and incorporated by reference herein and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The selected consolidated data as of and for each of the five years in the period ended December 31, 1997 have been derived from the audited historical consolidated financial statements of the Company. The selected consolidated data as of and for the six months ended June 30, 1997 and 1998 have been derived from the unaudited historical consolidated financial statements of the Company and reflect all adjustments necessary in the opinion of the Company's management (consisting of normal recurring accruals) for a fair presentation of such data.




                                                             YEAR ENDED DECEMBER 31,
                                       --------------------------------------------------------------------
                                            1993         1994        1995(2)       1996(3)         1997
                                       ------------- ------------ ------------- ------------- -------------
STATEMENT OF OPERATIONS DATA:
Operating revenues ...................   $ 132,059     $154,562     $ 335,630     $ 518,934    $2,166,338
Interest and other income ............      17,194       31,292        63,093        57,261       104,573
                                         ---------     --------     ---------     ---------    ----------
Total revenue ........................   $ 149,253     $185,854     $ 398,723     $ 576,195     2,270,911
Plant operations, cost of sales,
 general and administrative,
 royalty and other expenses ..........      46,794       55,915       127,340       191,167     1,459,705
Depreciation and amortization ........      17,812       21,197        72,249       118,586       276,041
Interest expense, net of
 capitalized interest ................      23,389       52,906       102,083       126,038       251,305
Provision for income taxes ...........      18,184       17,002        30,631        41,821        99,044
Income before extraordinary item
 and cumulative effect of
 accounting principle(5)(7) ..........      43,074       38,834        63,415        92,461        51,873
Minority interest and dividends
 on convertible preferred
 securities of subsidiary trusts .....          --           --         3,005         6,122        45,993
Extraordinary item(5)(6) .............          --       (2,007)           --            --      (135,850)
Cumulative effect of change in
 accounting principle(7) .............       4,100           --            --            --            --
Net income (loss)(5) .................      47,174       36,827        63,415        92,461       (84,027)
Preferred dividends ..................       4,630        5,010         1,080            --            --
Net income available to common
 stockholders(5) .....................      42,544       31,817        62,335        92,461       (84,027)
Income per share before
 extraordinary item and
 cumulative effect of change in
 accounting principle ................        1.08         1.02          1.32          1.69          0.77
Extraordinary item per share .........          --        (0.06)           --            --         (2.02)
Cumulative effect of change in
 accounting principle per share.......        0.12          --            --            --            --
Net income (loss) per share
 basic ...............................        1.20         0.96          1.32          1.69        (1.25)
Net income (loss) per share
 diluted .............................        1.14         0.90          1.22          1.54        (1.22)
Weighted average shares
 outstanding--basic ..................      35,455       33,188        47,249        54,739        67,268
OTHER DATA:
Capital expenditures .................   $  87,191     $119,013     $ 398,623     $ 341,706       380,649
EBITDA(8)(9) .........................     102,459      129,939       271,383       385,028       811,206
Ratio of EBITDA to fixed
 charges(8)(9)(10) ...................         3.4          2.1           2.0           2.3           2.5
Ratio of earnings to fixed
 charges(10) .........................         2.8          1.7           1.5           1.6           1.4
Dividends declared per share .........          --           --            --            --            --


                      (RESTUBBED FROM ABOVE TABLE)


                                              SIX MONTHS ENDED
                                                 JUNE 30,(1)
                                       -------------------------------
                                             1997          1998(4)
                                       --------------- ---------------
STATEMENT OF OPERATIONS DATA:
Operating revenues ...................   $ 1,048,511     $ 1,212,440
Interest and other income ............        42,459          52,789
                                         -----------     -----------
Total revenue ........................   $ 1,090,970       1,264,829
Plant operations, cost of sales,
 general and administrative,
 royalty and other expenses ..........       708,870         819,049
Depreciation and amortization ........       137,912         165,584
Interest expense, net of
 capitalized interest ................       119,506         159,729
Provision for income taxes ...........        46,591          40,483
Income before extraordinary item
 and cumulative effect of
 accounting principle(5)(7) ..........        58,337          59,761
Minority interest and dividends
 on convertible preferred
 securities of subsidiary trusts .....        19,754          20,223
Extraordinary item(5)(6) .............            --              --
Cumulative effect of change in
 accounting principle(7) .............            --              --
Net income (loss)(5) .................        58,337          59,761
Preferred dividends ..................            --              --
Net income available to common
 stockholders(5) .....................        58,337          59,761
Income per share before
 extraordinary item and
 cumulative effect of change in
 accounting principle ................           .92             .99
Extraordinary item per share .........            --              --
Cumulative effect of change in
 accounting principle per share.......            --              --
Net income (loss) per share
 basic ...............................           .92             .99
Net income (loss) per share
 diluted .............................           .88             .95
Weighted average shares
 outstanding--basic ..................        63,521          60,658
OTHER DATA:
Capital expenditures .................   $   182,190         304,140
EBITDA(8)(9) .........................       382,100         445,780
Ratio of EBITDA to fixed
 charges(8)(9)(10) ...................           2.5             2.1
Ratio of earnings to fixed
 charges(10) .........................           1.7             1.4
Dividends declared per share .........            --              --

                                                                                                          SIX MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                             JUNE 30,(1)
                                     ---------------------------------------------------------------- -------------------------
                                         1993        1994        1995(2)      1996(3)        1997         1997        1998(4)
                                     ----------- ------------ ------------ ------------ ------------- ------------ ------------
BALANCE SHEET DATA:
Cash and investments ...............  $127,756    $  254,004   $   72,114   $  424,500   $1,445,338    $  406,241   $  265,543
Properties, plants, contracts and
 equipment, net ....................   463,514       561,643    1,781,255    3,225,496    3,528,910     3,531,427    4,358,649
Total assets .......................   715,984     1,131,145    2,654,038    5,630,156    7,487,626     6,186,435    7,481,881
Revolving credit facility ..........        --            --           --       95,000           --            --           --
Senior discount notes ..............        --       431,946      477,355      527,535      529,640       529,640      529,640
Senior notes .......................        --            --           --      224,150      574,205       224,177      574,235
Limited recourse senior secured
 notes .............................        --            --      200,000      200,000      200,000       200,000      200,000
Convertible subordinated
 debentures ........................   100,000       100,000      100,000           --           --            --           --
Convertible debt ...................        --            --       64,850           --           --            --           --
CalEnergy credit facility ..........        --            --           --      100,000           --            --           --
12% Senior notes ...................    35,730            --           --           --           --            --           --
Construction loans .................        --        31,503      211,198      300,951      416,744       346,573      192,478
Project finance loans ..............   246,880       233,080      257,933      270,844      215,912       243,021      767,711
Salton Sea notes and bonds .........        --            --      452,088      538,982      448,754       493,868      395,285
UK Credit Facility .................        --            --           --      128,423           --       674,163           --
UK Funding Company Notes and
 Bonds .............................        --            --           --           --      679,865            --      690,766
Casecnan Notes and Bonds ...........        --            --           --           --           --            --      371,500
Northern Electric Bonds ............        --            --           --      439,192      427,732       435,493      432,500
Total liabilities ..................   425,393       867,703    2,084,474    4,181,052    5,282,162     4,708,134    6,031,314
Redeemable preferred stock .........    58,800        63,600           --           --           --            --           --
Company-obligated mandatorily
 redeemable convertible
 preferred securities of
 subsidiary trusts .................        --            --           --      103,930      553,930       283,930      553,930
Total stockholders' equity .........   211,503       179,991      543,532      880,790      765,326       917,912      779,604

----------
(1) The Company's operations have historically been seasonal in nature; therefore, operating results and ratios for interim periods are not indicative of the results for the full fiscal year.

(2) Reflects the acquisition of Magma Power Company which was completed on February 24, 1995.

(3) Reflects the acquisition of the remaining 50% of the Partnership Projects on April 17, 1996, the acquisition of Falcon Seaboard on August 7, 1996 and the acquisition of majority ownership of Northern by CE Electric on December 24, 1996. In March, 1997, the Company completed the acquisition of Northern.

(4)   Reflects the KDG Acquisition (as defined herein) on January 2, 1998.

(5) Reflects a 1997 non-recurring charge of $87 million, or $1.29 per share, and an extraordinary item of $135,850, or $2.02 per share.

(6) The Company's 12% senior notes due 1995 were defeased in the first quarter of 1994 in connection with the issuance of the Senior Discount Notes, resulting in an extraordinary loss in 1994 in the amount of $2.0 million.

(7) On January 1, 1993, the Company adopted Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes, resulting in a cumulative effect adjustment increasing net income by $4.1 million in 1993.

(8) EBITDA means earnings before interest, taxes, depreciation, amortization, and non-recurring item (1997 asset valuation impairment).

(9) Information concerning EBITDA is presented here not as a measure of operating results, but rather as a measure of the Company's ability to service debt. EBITDA should not be construed as an alternative to either
      (i) operating income (determined in accordance with U.S. GAAP) or (ii) cash flow from operating activities (determined in accordance with U.S.
      GAAP).

(10) For purposes of computing historical ratios of earnings to fixed charges, earnings are divided by fixed charges. "Earnings" represent the aggregate of (a) the pre-tax income of the Company and (b) fixed charges, less capitalized interest. "Fixed charges" represent interest (whether expensed or capitalized), amortization of deferred financing and bank fees, and the portion of rentals considered to be representative of the interest factor (one-third of lease payments) and preferred stock dividend requirements of majority-owned subsidiaries.

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

                      MIDAMERICAN ENERGY HOLDINGS COMPANY
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The selected historical financial data of MidAmerican for the years ended December 31, 1995, 1996 and 1997 set forth below have been derived from audited financial statements. The selected historical financial data of MidAmerican for the six months ended June 30, 1997 and June 30, 1998 set forth below have been derived from unaudited financial statements. The financial data set forth below should be read in conjunction with the historical consolidated financial statements of MidAmerican and related notes thereto appearing elsewhere or incorporated by reference in this Prospectus Supplement.



                                                            YEAR ENDED DECEMBER 31,              SIX MONTHS ENDED JUNE 30,
                                                ----------------------------------------------- ---------------------------
                                                      1995            1996            1997           1997          1998
                                                --------------- --------------- --------------- ------------- -------------
INCOME STATEMENT DATA:
Revenues ......................................   $ 1,649,341     $ 1,872,612     $ 1,922,281     $ 965,422     $ 864,951
Operating income (1) ..........................       292,354         343,638         270,506       132,628       130,983
Income from continuing operations (2) .........       119,705         143,761         139,332        58,350        59,733
Average common shares outstanding .............       100,401         100,752          98,058        99,534        94,675
Earnings per average common share from
 continuing operations ........................   $      1.19     $      1.43     $      1.42     $    0.59     $    0.63
Cash dividends declared per share .............   $      1.18     $      1.20     $      1.20     $    0.60     $    0.60


                                                               AT DECEMBER 31,                           AT JUNE 30,
                                               ----------------------------------------------- -------------------------------
                                                     1995            1996            1997            1997            1998
                                               --------------- --------------- --------------- --------------- ---------------
BALANCE SHEET DATA:
Total assets .................................   $ 4,470,097     $ 4,521,848     $ 4,278,091     $ 4,135,705     $ 4,407,497
Long-term debt (3) ...........................     1,468,617       1,474,701       1,178,769       1,239,287       1,263,169
Power purchase obligation (3) ................       125,729         111,222          97,504         111,221          97,504
Short-term borrowings ........................       184,800         161,990         138,054         146,185         167,429
Preferred stock:
 Not subject to mandatory redemption .........        89,945          31,769          31,763          31,765          31,760
 Subject to mandatory redemption (4) .........        50,000         150,000         150,000         150,000         150,000
Common stock equity (5) ......................     1,225,715       1,239,946       1,301,286       1,186,313       1,311,583
Book value per common share (5) ..............   $     12.17     $     12.31     $     13.65     $     12.15     $     13.94

----------
(1) MidAmerican 1995 operating income includes $33,400 of costs related to a restructuring and workforce reduction plan implemented and completed in 1995.

(2) In 1997, MidAmerican recorded after-tax gains totaling $11,200 for sales of assets of certain railcar businesses and portion of a common stock investment that had appreciated significantly. MidAmerican recorded after-tax losses of approximately $10,200 and $9,400 for the write-down of certain nonregulated assets during 1995 and 1996, respectively. In 1996, MidAmerican incurred $8,700 of costs in connection with its merger proposal to IES Industries, Inc.

(3)   Includes amounts due within one year.

(4) Post-1995 years include MidAmerican-obligated mandatorily redeemable preferred securities of a subsidiary trust holding solely MidAmerican junior subordinated debentures.

(5) Common equity increased in 1997 primarily due to recording at market value an investment in McLeodUSA, Inc. common stock.

                       SELECTED PRO FORMA FINANCIAL DATA
              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)


     The following pro forma information reflects the Securities Offering and retirement of the Senior Discount Notes. The following pro forma as adjusted information gives effect to those transactions and to the MidAmerican Merger, the Equity Offering and the Non-Recourse Financing as described in the notes to the Unaudited Pro Forma Combined Condensed Financial Data included elsewhere in this Prospectus Supplement. In each case, the information is presented as if such transactions had occurred on June 30, 1998 with respect to the balance sheet data and on January 1, 1997 with respect to the statement of operations data and other financial data. The pro forma financial information set forth below should be read in conjunction with the historical consolidated financial statements and Unaudited Pro Forma Combined Condensed Financial Data of the Company and the notes thereto appearing elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Securities Offering is not conditioned on the closing of the MidAmerican Merger, the Equity Offering or the Non-Recourse Financing. See "Prospectus Summary--Overview of Pending MidAmerican Merger" and "Use of Proceeds."



                                                                    SIX MONTHS ENDED                   YEAR ENDED
                                                                    JUNE 30, 1998(1)                DECEMBER 31, 1997
                                                             ------------------------------- -------------------------------
                                                                                PRO FORMA                       PRO FORMA
                                                                PRO FORMA      AS ADJUSTED      PRO FORMA      AS ADJUSTED
                                                             --------------- --------------- --------------- ---------------
STATEMENT OF OPERATIONS DATA:
 Total revenues ............................................   $ 1,264,829    $  2,148,463     $ 2,270,911     $ 4,242,504
 Operating revenues ........................................     1,212,440       2,077,391       2,166,338       4,088,619
 Income before income taxes ................................        94,385         159,061         144,696         288,318
 Interest expense, net of capitalized interest .............       185,811         256,747         303,469         451,554
 Net income available to common shareholders ...............        44,112          69,472          20,525          91,109
 Net income per share ......................................           .73             .90             .31            1.09
 Net income per share diluted ..............................           .71             .88             .30            1.07
 Average number of basic shares ............................        60,658          77,228          67,268          83,838
 Average number of diluted shares ..........................        64,791          85,557          68,686          85,256

BALANCE SHEET DATA:
 Properties, plants, contracts and equipment, net ..........   $ 4,358,649    $  7,132,598           N/A             N/A
 Total assets ..............................................     8,332,265      12,861,148           N/A             N/A
 Subsidiary and project debt ...............................     2,850,240       5,033,260           N/A             N/A
 Total indebtedness ........................................     5,024,475       7,207,495           N/A             N/A
 Convertible preferred securities of subsidiary trusts .....       553,930         553,930           N/A             N/A
 Stockholders' equity ......................................       759,628       1,209,628           N/A             N/A

OTHER FINANCIAL DATA:
 Depreciation and amortization .............................   $   165,584    $    270,952     $   276,041     $   480,555
 EBITDA(2)(3) ..............................................       445,780         686,760         811,206       1,307,427
 Ratio of EBITDA to fixed charges(3)(4) ....................           1.9             2.2             2.1             2.4
 Ratio of earnings to fixed charges(4) .....................           1.2             1.4             1.2             1.4

----------
(1) The Company's operations have historically been seasonal in nature; therefore, operating results and ratios for interim periods are not indicative of the results for the full year.

(2) EBITDA means earnings before interest, taxes, depreciation, amortization, and 1997 non-recurring item.

(3) Information concerning EBITDA is presented here not as a measure of operating results, but rather as a measure of the Company's ability to service debt. EBITDA should not be construed as an alternative to either
      (i) operating income (determined in accordance with GAAP) or (ii) cash flow from operating activities (determined in accordance with GAAP).

(4) For purposes of computing historical ratios of earnings to fixed charges, earnings are divided by fixed charges. "Earnings" represent the aggregate of (a) the pre-tax income of the Company, and (b) fixed charges, less capitalized interest. "Fixed charges" represent interest (whether expensed or capitalized), amortization of deferred financing and bank fees, and the portion of rentals considered to be representative of the interest factor (one-third of lease payments) and preferred stock dividend requirements of majority-owned subsidiaries.

                          THE BUSINESS OF THE COMPANY


GENERAL

     The Company is a growing global energy company which, after consummation of the MidAmerican Merger, will consist of the following operations: an electric and gas utility services company in the U.S., an electric and gas distribution and supply utility in the U.K., with over 3.2 million customers and over $12 billion in assets, and a proven developer of profitable independent power generation facilities around the world, with a particular focus on investment grade countries such as the U.S., U.K., Australia, Canada, New Zealand and the countries of Western Europe. The Company also owns and develops natural gas reserves in markets where such reserves can be utilized as an integral part of the Company's energy services business in that market (e.g., the U.K.). The overall goal of the Company is to be a leading provider of low cost energy services throughout the world as governments privatize or deregulate electricity and gas markets.

     The Company's strategy, which is more fully described in the "Strategy" section at pages S-6 through S-7 herein, is comprised of the following key elements:

    o Diversification and growth through acquisition of international and domestic utility and energy-related assets.

    o Diversification and growth through greenfield development of energy generation, transmission and distribution projects.

    o Continued enhancement of the credit quality and diversification of its revenue base, earnings and cash flows.

    o Adherence to prudent financial and risk management practices and strict investment criteria.

    o Continued profit enhancement through operating efficiencies while maintaining quality and reliability of service.


Utility Operations

 Northern Electric

     Northern is a regional electric company headquartered in Newcastle, England providing electric and gas supply throughout England and Wales and electric distribution services in Northeast England. Supply and distribution services are provided to over 2 million customers throughout England and Wales.


     Northern operates in two primary businesses: (1) the distribution of electricity and (2) the supply of electricity and gas. The distribution business is a natural monopoly and as such is regulated by the Office for Electricity Regulation (the "Regulator"). The primary means of regulation is a tariff structure utilizing a price cap mechanism which sets the maximum price to be charged and allows Northern to retain a portion of all profits achieved through such tariffs. The price cap is reviewed every five years by the Regulator.

     The United Kingdom has progressively deregulated its electric and gas industry and a competitive market now exists in both. Northern has to date been successful in profitably growing its customer base in the supply of electricity and gas. Over the past two years, the number of customers serviced by Northern has grown from approximately 1.4 million to 2.0 million. The country has over 45 million combined electric and gas customers.

     For more information on Northern, see pages S-21 through S-24 herein.

 MidAmerican Energy Company

     The Company has entered into a merger agreement with MidAmerican Energy Holdings Company, Inc., which is headquartered in Des Moines, Iowa and is the parent of MidAmerican Energy Company. The transaction represents the continuation of the Company's U.S. growth and diversification strategy to acquire a high-quality U.S. utility and compete for customers for the supply of electricity and/or gas utilizing MidAmerican's low cost generation assets and distribution system as an operational platform.

     MidAmerican is the largest combined electric and gas utility in Iowa with 648,000 electric and 619,000 gas customers. It has gas and electric operations in Iowa, Illinois and South Dakota and gas operations in Nebraska. The regulated service area is comprised of 10,600 square miles with a total population of 1.7 million. MidAmerican has an installed generation capacity of approximately 4,000 MW, comprised of 71% coal, 19% natural gas and 10% nuclear fuel sources. Due to its geographic location and fuel sources, MidAmerican is a low cost producer of electricity in the Mid-Continent Area Power Pool. Mid-American's transmission system interconnections also allow it to supply electricity to other major energy markets in the midwestern U.S. such as the Chicago area, St. Louis, Kansas City, Milwaukee and Minneapolis. MidAmerican's gas operations are served by at least four major gas pipelines.

     Following the MidAmerican Merger, the Company will own interests in approximately 6,000 net MW of facilities in operation or construction having the following fuel sources: 47% coal, 19% geothermal, 26% natural gas, 6% nuclear and 2% hydroelectric.

     For more information on MidAmerican, see pages S-24 through S-27 herein.


Non-regulated Generation Operations: Power Project Portfolio

     The Company has significant ownership interests in non-regulated generation facilities both domestically and internationally. Currently, the Company has net ownership interests of an aggregate of (i) 1,741 MW in 21 projects in operation representing an aggregate net capacity of 3,565 MW of electric generating capacity, (ii) 275 MW in four projects under construction representing an aggregate net capacity of 360 MW of electric generating capacity, and (iii) 354 MW in projects in advanced stages of development representing an aggregrate capacity of 629 MW of electric generating capacity.

     For more information on the Company's power generation project portfolio, see pages S-27 through S-28 herein.


Gas Operations

     The Company has been active in acquiring and developing interests in natural gas fields which have existing production and known reserves. The acquisition of gas assets and operations supports the Company's growth strategy in several ways: (1) gas operations are capable of providing stable, long-term supply to generation facilities; (2) owned production will play an integral role in the execution of supplying energy to the customer in competitive markets; and (3) gas development efforts are a low cost method of gaining entry, market intelligence and cash flow in new generation markets around the world.

     The Company has interests in producing gas fields in the North Sea, and in the past year, the Company has acquired additional interests in gas fields and a gas pipeline in the North Sea. These interests include a 25% interest in the Esmond Transportation System which connects to the strategically important European gas hub at Bacton, England. In addition, the Company acquired the right to earn interests in the Yolla gas field offshore between Victoria and Tasmania in Australia and the Gin Gin field onshore near Perth in Western Australia.

     For more information on the Company's producing gas field operations and fields in development, see page S-28 herein.


BUSINESS OF NORTHERN

     Key statistics regarding Northern's distribution and supply business are set forth below, followed by a description of each of its additional functional business units (which are operated separately) and a summary description of the deregulated energy market in the U.K.

                  (SELECTED DATA ON NORTHERN, EXCEPT AS NOTED
                 AS OF AND FOR THE YEAR ENDED MARCH 31, 1998)



       Operating Revenue ............................   pounds sterling 980 million ($1.6 billion)
       Number of Customers (Current) ................               2.0 million
       Kilometers of Distribution Lines .............                43,000
       Square Kilometers of Authorized Area .........                14,400

     Northern Electric Distribution Limited. Northern Electric Distribution Limited ("Northern Distribution"), a subsidiary of Northern, receives electricity from the national grid transmission system and distributes electricity to each customer's premises using Northern's network of transformers, switchgear and cables. Substantially all of the customers in Northern's authorized area are connected to Northern's network and can only be supplied with electricity through the Northern distribution system, regardless of whether the electricity is supplied by Northern's supply business or by other suppliers, thus providing Northern with distribution volume that is stable from year to year. Northern Distribution serves approximately 1.5 million customers in Northern's area and charges its customers access fees for the use of the distribution system.

     At March 31, 1998, Northern's electricity distribution network (excluding service connections to consumers) included approximately 17,000 kilometers of overhead lines and approximately 26,000 kilometers of underground cables. Substantially all substations are owned in freehold, and most of the balance are held on leases which will not expire within 10 years. In addition to the circuits referred to above, Northern's distribution facilities also include approximately 24,000 transformers and approximately 24,000 substations.

     Northern Electric and Gas Supply. Northern Electric and Gas Supply ("Northern Supply") focuses on Northern's supply business and is responsible for marketing, tariff setting, contracts and customer service in connection with the supply of both electricity and gas. Northern's electricity supply business involves the bulk purchase of electricity, primarily from the Pool (as defined below), and subsequent sale to individual customers. Northern's supply business is subject to price control and is being progressively opened to competition. This price control limits the prices that Northern can charge to domestic and small non-domestic customers within its authorized area. Supplies to other customers are not regulated since the Director General of Electricity Supply ("the Regulator") has determined that the market is sufficiently competitive not to require this.

     Under its public electricity supply ("PES") or "first tier" licence Northern has the right to supply electricity to all customers within its authorised area. Under its various "second tier" licenses Northern has the right to supply electricity in all other parts of Great Britain, subject to certain conditions relating to the opening of competition in the case of customers with demands below 100kW ("Franchise Supply Customers"). Northern also holds an equivalent licence permitting it to supply electricity in Northern Ireland. In Great Britain the market for electricity customers with a maximum demand above 1 megawatt ("MW") has been open to competition since privatisation and the market for customers with a maximum demand above 100kW became competitive in April 1994. Northern is one of the largest suppliers in the competitive and open electricity market in the United Kingdom and supplies customers in all 15 PES areas in Great Britain and Northern Ireland. Northern supplies substantially more sites than it had previously supplied prior to the beginning of open competition in the supply business in the United Kingdom.

     Northern Supply also competes to supply gas inside and outside its authorized area.

     Northern Utility Services. Northern Utility Services Limited ("Northern Utility") is an engineering company whose role is to adapt, maintain and restore the distribution network of Northern Distribution and to sell related services to third parties. Northern Utility has been able to make significant cost reductions for Northern during the past year by working with suppliers in order to improve core processes, close selected depot locations, increase staff productivity and reduce material and plant costs. Northern Utility has pioneered techniques using innovative diagnostic testing equipment which reduces the need for intrusive maintenance. The equipment can identify some of the causes of potential systems failures before breakdown and subsequent loss of supply occurs. Also, the continued development in the use of trenchless technology has brought both financial and environmental benefits to Northern and its customers. While Northern Utility's largest customer is Northern Distribution, it currently sells an average of approximately 16% of its services to third parties. Northern Utility is Northern's largest employer.

     Northern Electric Retail Limited. Northern Electric Retail Limited ("Northern Retail"), a subsidiary of Northern, sells electrical and gas appliances and provides account collection and customer services for Northern's other businesses.

     Northern Electric Generation Limited. Northern Electric Generation Limited ("Northern Generation"), a subsidiary of Northern, focuses on electricity generation, primarily through its 15.4% stock ownership in Teesside Power Limited, a company that owns and operates a 1,875 MW combined cycle gas-fired power station. Northern takes 400 MW of electricity from the plant pursuant to a 15 year contract. Northern Generation has also developed two 50 MW independent gas fired generation projects.

     Northern Metering Services Limited. Northern Metering Services Limited ("Northern Metering"), a subsidiary of Northern, provides meter supply, installation, refurbishment and certification services as well as meter operator and data collection services. Northern Metering has developed an energy profiling system which helps businesses reduce costs through the more efficient use of all fuels, not just electricity.


                 The United Kingdom Deregulated Energy Market

     GENERAL. The electricity industry in the United Kingdom has been progressively deregulated since the privatization of electric supply and distribution in 1990. The Electricity Act of 1989 established an industry structure that permitted this phased-in privatization to occur. Since that time, in England and Wales, electricity is produced by generators, the largest of which are National Power, PowerGen, Eastern and British Energy. Electricity is transmitted through the national grid transmission system by The National Grid Company plc ("NGC") and distributed to customers by the twelve regional electric companies ("RECs") in their respective authorized areas. Most customers currently are supplied with electricity by their local REC, although there are other suppliers holding second tier supply licenses, including other generators and RECs, who can compete to supply larger customers in that REC's authorized area. Under the current licensing regime, from September 1998 progressively, competition will be extended to include customers who are currently Franchise Supply Customers, who will be free to choose their electricity supplier.

     Virtually all electricity generated in England and Wales is sold by generators and bought by suppliers through the Pool. A generator that is a Pool member and also a licensed supplier must nevertheless sell all the electricity it generates into the Pool, and purchase all the electricity that it supplies from the Pool. Because Pool prices fluctuate, generators and suppliers may enter into bilateral arrangements, such as contracts for differences ("CFDs"), to provide a degree of protection against such fluctuations.

     DISTRIBUTION. Each of the RECs is required to offer terms for connection to its distribution system to any person, for use of its distribution system to any authorized electricity operator. In providing use of its distribution system, a REC must not discriminate between its own supply business and that of any other authorized electricity operator, or between those of other authorized electricity operators; nor may its charges differ except where justified by differences in cost.

     Most revenue of the distribution business is controlled by a distribution price control formula. The Retail Price Index ("RPI") used in this formula reflects the average of the 12 month inflation rates recorded for the previous July to December period. The distribution price control formula also reflects an XD factor which is established by the Regulator following review and is set at 3% from April 1, 1997. This formula determines the maximum average price per unit of electricity distributed (in pence per kilowatt hour) which a REC is entitled to charge. The distribution price control formula permits RECs to partially retain additional revenues due to increased distribution of units and a predetermined increase in customer numbers. The price control does not seek to constrain the profits of a REC from year to year. It is a control on income which operates independently of the REC's costs. During the lifetime of the price control additional cost savings therefore contribute directly to profit. The distribution prices allowable under the current distribution price control formula are expected to be reviewed by the Regulator at the expiration of the formula's scheduled five-year duration, effective as of April 1, 2000. The formula may be further reviewed at other times in the discretion of the Regulator.

     SUPPLY. Subject to minor exceptions, all electricity customers in the United Kingdom must be supplied by a licensed supplier. Licensed suppliers purchase electricity and make use of the transmission and distribution networks to achieve delivery to customers' premises.

     There are two types of licensed suppliers: PES (or first tier) suppliers and second tier suppliers. PESs are the RECs, Scottish Power and Hydro-Electric, each supplying in its respective authorized area.

Second tier suppliers include National Power, PowerGen, British Energy, Scottish Power, Hydro-Electric and other PESs supplying outside their respective authorized areas. There are also a number of independent second tier suppliers.

     Until the competitive market fully opens, a Franchise Supply Customer can only buy electricity from the PES authorized to supply the relevant authorized area. Franchise Supply Customers typically include domestic and small commercial and small industrial customers. Non-Franchise Supply Customers with demand over 100kW are not limited to buying electricity from the local PES and can choose to buy from a second tier supplier. Such customers are typically larger commercial, agricultural and industrial electricity users. Second tier suppliers compete with one another and with the local PES to supply customers in this competitive (or "non-franchise") sector of the market.

     The supply of electricity to domestic and small non-domestic customers is subject to price control regulation which effectively limits the tariffs that can be charged to such customers and has, in recent years, generally resulted in tariff reductions over time.

     THE POOL. The Pool was established at the time of privatization for bulk trading of electricity in England and Wales between generators and suppliers. The Pool reflects two principal characteristics of the physical generation and supply of electricity from a particular generator to a particular supplier. First, it is not possible to trace electricity from a particular generator to a particular supplier. Second, it is not practicable to store electricity in significant quantities, creating the need for a constant matching of supply and demand. Subject to certain exceptions, all electricity generated in England and Wales must be sold and purchased through the Pool. All licensed generators and suppliers must become and remain signatories to the Pooling and Settlement Agreement, which governs the constitution and operation of the Pool and the calculation of payments due to and from generators and suppliers. The Pool also provides centralized settlement of accounts and clearing. The Pool does not itself buy or sell electricity.

     Prices for electricity are set by the Pool daily for each one-half hour of the following day based on the bids of the generators and a complex set of calculations matching supply and demand and taking account of system stability, security and other costs. A computerized system (the settlement system) is used to calculate prices and to process metered, operational and other data and to carry out the other procedures necessary to calculate the payments due under the Pool trading arrangements. The settlement system is administered on a day-to-day basis by Energy Settlements and Information Services, Limited, a subsidiary of NGC, as settlement system administrator.

     Suppliers and generators can enter into contracts for differences, which act as a hedge against Pool price volatility. Generally, CFDs are contracts between generators and suppliers that have the effect of fixing the price of electricity for a contracted quantity of electricity over a specific time period. Differences between the actual price set by the Pool and the agreed prices give rise to difference payments between the parties to the particular CFD. At any time, Northern's forecast franchise supply market demand is substantially hedged through various types of agreements including CFDs.


THE BUSINESS OF MIDAMERICAN

     MidAmerican established in 1997 the framework for a new approach to managing its business. Beginning January 1, 1998, MidAmerican began operating as four distinct business units: generation, transmission, energy delivery and retail. Certain administrative functions are handled by a corporate services group which supports all of the business units. Although specific functions may be moved between business units as future circumstances warrant, the main focus of each business unit has been established. Presently, significant functions of the generation business unit include the production and purchase of energy and the sale of wholesale energy. The transmission business unit coordinates all activities related to MidAmerican's transmission facilities, including monitoring access to and assuring the reliability of the transmission system. Energy delivery includes the distribution of electricity and natural gas to end-users, and related activities. Retail includes marketing, customer service and related functions for core and complementary products and services.

     MidAmerican is an exempt public utility holding company headquartered in Des Moines, Iowa, and incorporated in the state of Iowa. MidAmerican's strategy is to become the leading regional provider of energy and complementary services. MidAmerican's interests include 100% of the common stock of MidAmerican Energy Company, MidAmerican Capital and Midwest Capital and 95% of the common stock of MidAmerican Realty Services. MidAmerican Energy Company is primarily engaged in the business of generating, transmitting, distributing and selling electric energy and in distributing, selling and transporting natural gas. MidAmerican Capital manages marketable securities and passive investment activities, nonregulated wholesale and retail natural gas businesses, security services and other energy-related, nonregulated activities. Midwest Capital functions as a regional business development company in MidAmerican's service territory. In an effort that began in 1996, MidAmerican is continuing to redeploy investments and to invest in other lines of business that support its strategy. For example, MidAmerican Realty Services, with over 4,000 sales agents and 895 employees in six states, offers integrated real estate services including residential brokerage, relocation, title and abstract services. On a consolidated basis, the real estate brokerage operations rank third in the nation and MidAmerican believes these operations will provide a strategically important customer access point and an advertising and "branding" vehicle as energy markets deregulate, in addition to being profitable businesses on a stand-alone basis.


     For the year ended December 31, 1997, 86.5% of MidAmerican's operating revenues were from MidAmerican Energy Company, 13.4% were from MidAmerican Capital and 0.1% were from Midwest Capital.


     MidAmerican distributes electric energy in Council Bluffs, Des Moines, Fort Dodge, Iowa City, Sioux City and Waterloo, Iowa, the Quad Cities (Davenport and Bettendorf, Iowa and Rock Island, Moline and East Moline, Illinois) and a number of adjacent communities and areas. MidAmerican distributes natural gas in Cedar Rapids, Des Moines, Fort Dodge, Iowa City, Sioux City and Waterloo, Iowa; the Quad Cities; Sioux Falls, South Dakota; and a number of adjacent communities and areas. As of December 31, 1997, MidAmerican had 647,700 retail electric customers and 618,000 retail natural gas customers.


     MidAmerican's electric and gas operations are conducted under franchises, certificates, permits and licenses obtained from state and local authorities. The franchises, with various expiration dates, are typically for 25-year terms.



     MidAmerican has a residential, agricultural, commercial and diversified industrial customer group, in which no single industry or customer accounted for more than 3.8% (food and kindred products industry) of its total 1997 electric operating revenues or 3.7% (food and kindred products industry) of its total 1997 gas operating margin. Among the primary industries served by MidAmerican are those which are concerned with the manufacturing, processing and fabrication of primary metals, real estate, food products, farm and other non-electrical machinery, and cement and gypsum products.


     For the year ended December 31, 1997, MidAmerican derived approximately 68% of its gross operating revenues from its electric business and 32% from its gas business. For 1996 and 1995, the corresponding percentages were 67% electric and 33% gas, and 70% electric and 30% gas, respectively.


     Historical electric sales by customer class as a percent of total electric sales and retail electric sales data by state as a percent of total retail electric sales are shown below:


             Total Electric Sales of MidAmerican By Customer Class




                                        1997         1996         1995
                                     ----------   ----------   ----------
  Residential ....................       20.9%        21.1%        23.2%
  Small General Service ..........       16.5         16.2         19.1
  Large General Service ..........       27.4         27.6         26.1
  Other ..........................        4.4          4.5          4.7
  Sales for Resale ...............       30.8         30.6         26.9
                                        -----        -----        -----
  Total ..........................      100.0%       100.0%       100.0%
                                        =====        =====        =====

                 Retail Electric Sales of MidAmerican By State




                               1997         1996         1995
                            ----------   ----------   ----------
  Iowa ..................       88.6%        88.7%        88.4%
  Illinois ..............       10.7         10.6         11.0
  South Dakota ..........        0.7          0.7          0.6
                               -----        -----        -----
  Total .................      100.0%       100.0%       100.0%
                               =====        =====        =====

     Historical gas sales, excluding transportation throughput, by customer class as a percent of total gas sales and by state as a percent of total retail gas sales are shown below:


               Total Gas Sales of MidAmerican By Customer Class




                                        1997         1996         1995
                                     ----------   ----------   ----------
  Residential ....................       60.8%        61.1%        57.3%
  Small General Service ..........       33.1         33.3         32.9
  Large General Service ..........        4.2          4.6          6.2
  Sales for Resale and
  Other ..........................        1.9          1.0          3.6
                                        -----        -----        -----
  Total ..........................      100.0%       100.0%       100.0%
                                        =====        =====        =====

                   Retail Gas Sales of MidAmerican By State




                               1997         1996         1995
                            ----------   ----------   ----------
  Iowa ..................       79.1%        78.0%        77.1%
  Illinois ..............       10.4         11.0         11.6
  South Dakota ..........        9.8         10.3         10.6
  Nebraska ..............        0.7          0.7          0.7
                               -----        -----        -----
  Total .................      100.0%       100.0%       100.0%
                               =====        =====        =====

     There are seasonal variations in MidAmerican's electric and gas businesses which are principally related to the use of energy for air conditioning and heating. In 1997, 38% of MidAmerican's electric revenues were reported in the months of June, July, August and September, reflecting the use of electricity for cooling, and 54% of MidAmerican's gas revenues were reported in the months of January, February, March and December, reflecting the use of gas for heating.


MidAmerican Electric Operations

     The annual hourly peak demand on MidAmerican's electric system occurs principally as a result of air conditioning use during the cooling season. MidAmerican's highest hourly peak demand in 1997 was 3,548 MW, which was 5 MW less than MidAmerican's record hourly peak of 3,553 MW set in 1995.

     MidAmerican's accredited 1997 summer net generating capability was 4,293 MW. Accredited net generating capability represents the amount of Company-owned generation available to meet the requirements on MidAmerican's energy system, net of the effect of participation purchases and sales. The net generating capability at any time may be less due to regulatory restrictions, fuel restrictions and generating units being temporarily out of service for inspection, maintenance, refueling or modifications.

     MidAmerican is interconnected with certain Iowa and neighboring utilities and is involved in an electric power pooling agreement known as MAPP. MAPP is a voluntary association of electric utilities doing business in Iowa, Minnesota, Nebraska and North Dakota and portions of Montana, South Dakota and Wisconsin and the Canadian provinces of Saskatchewan and Manitoba. Its membership also includes power marketers, regulatory agencies and independent power producers. MAPP facilitates operation of the transmission system, serves as a power and energy market clearing house and is responsible for the safety and reliability of the bulk electric system.

MidAmerican Owned Net Generating Capacity

     The table below sets forth the owned net operating capacity of MidAmerican's power plants. It operates these except as indicated with an asterisk.




                                                             OWNERSHIP
                                                            ----------
      Council Bluffs Energy Center units 1 & 2 ..........       100%       131 MW
      Council Bluffs Energy Center unit 3 ...............        79%       534 MW
      Louisa Generation Station .........................        88%       616 MW
      Neal Generation Station units 1 & 2 ...............       100%       435 MW
      Neal Generation Station unit 3 ....................        72%       371 MW
      Neal Generation Station unit 4 ....................        41%       253 MW
      Ottumwa Generation Station* .......................        52%       372 MW
      Quad-Cities Power Station* ........................        25%       383 MW
      Riverside Generation Station ......................       100%       135 MW
      Combustion Turbines ...............................       100%       758 MW
      Moline Water Power ................................       100%         3 MW
                                                                         ---------
      Total Net Generating Capacity .....................                3,991 MW
                                                                         =========

THE COMPANY'S POWER GENERATION PROJECT PORTFOLIO

     The following table sets out certain information concerning various Company projects in operation, under construction and in development pursuant to signed power sales agreements or awarded mandates.




                                                                                                                       POLITICAL
                                   FACILITY    NET MW                           COMMERCIAL    U.S. $        POWER        RISK
PROJECT(1)                          NET MW    OWNED(2)    FUEL     LOCATION      OPERATION   PAYMENTS   PURCHASER(3)   INSURANCE
--------------------------------- ---------- ---------- ------- -------------- ------------ ---------- -------------- ----------
PROJECTS IN OPERATION
Coso ............................      264        127     Geo     California     1987-90       Yes        Edison          No
Dieng Unit I(4) .................       55         52     Geo      Indonesia      1998         Yes       PLN (GOI)       Yes
Imperial Valley .................      268        268     Geo     California     1986-96       Yes        Edison          No
Saranac .........................      240        180     Gas      New York       1994         Yes         NYSEG          No
Power Resources .................      200        200     Gas        Texas        1988         Yes         TUEC           No
NorCon ..........................       80         64     Gas    Pennsylvania     1992         Yes         NIMO           No
Yuma ............................       50         50     Gas       Arizona       1994         Yes         SDG&E          No
Roosevelt Hot Springs ...........       23         17     Geo        Utah         1984         Yes         UP&L           No
Desert Peak .....................       10         10     Geo       Nevada        1985         Yes         SPPC           No
Mahanagdong .....................      165        149     Geo     Philippines     1997         Yes     PNOC-EDC GOP      Yes
Malitbog ........................      216        216     Geo     Philippines    1996-97       Yes     PNOC-EDC GOP      Yes
Upper Mahiao ....................      119        119     Geo     Philippines     1996         Yes     PNOC-EDC GOP      Yes
Teesside Power Limited ..........    1,875        289     Gas       England       1993         No         Various         No
                                     -----        ---
Total Projects in Operation .....    3,565      1,741

PROJECTS UNDER CONSTRUCTION
Casecnan(5) .....................      150        105    Hydro    Philippines     2000         Yes       NIA (GOP)       Yes
Dieng Unit II(4) ................       80         75     Geo      Indonesia      2000         Yes       PLN (GOI)       Yes
Patuha Unit I(4) ................       80         70     Geo      Indonesia      2000         Yes       PLN (GOI)       Yes
Viking ..........................       50         25     Gas       England       1999         No        Northern         No
                                     -----      -----
Total Projects Under
 Construction ...................      360        275

AWARDED AND OTHER
DEVELOPMENT PROJECTS(5)
Salton Sea Unit 5/Zinc
 Extraction .....................       49         49     Geo     California      2000         Yes          TBD           No
Telephone Flat ..................       30         30     Geo     California      2000         Yes          BPA           No
MEC Merchant Plant ..............      500        250     Gas      Illinois       2000         Yes          TBD           No
Exeter Power Limited ............       50         25     Gas       England       1999         No        Northern         No
                                     -----      -----
Total Awarded and Other
 Projects .......................      629        354
                                     -----      -----
Total Power Generation
 Projects .......................    4,554      2,370
                                     =====      =====

----------
(1)   The Company operates all such projects other than Teesside Power Limited.

(2) Actual MW may vary depending on operating and reservoir conditions and plant design. Facility Net Capacity (in MW) represents facility gross capacity (in MW) less parasitic load. Parasitic load is electrical output used by the facility and not made available for sale to utilities or other outside purchasers. Net MW owned indicates current legal ownership, but, in some cases, does not reflect the current allocation of partnership distributions.

(3) PNOC-Energy Development Corporation ("PNOC-EDC"); Government of the Philippines ("GOP"); P.T. PLN (Persero) ("PLN"); Government of Indonesia ("GOI"); and Philippine National Irrigation Administration ("NIA") (NIA also purchases water from this facility), Northern Electric plc ("Northern"). The Government of the Philippines undertaking supports PNOC-EDC's and NIA's respective obligations. Southern California Edison Company ("Edison"); San Diego Gas & Electric Company ("SDE&G"); Utah Power & Light Company ("UP&L"); Sierra Pacific Power Company ("SPPC"); Bonneville Power Administration ("BPA"); New York State Electric & Gas Corporation ("NYSEG"); Texas Utilities Electric Company ("TUEC"); and Niagara Mohawk Power Corporation ("NIMO").

(4) The total contracts for Dieng and Patuha cover 400 MW each. The Government of Indonesia is not making payments on Dieng I and not otherwise honoring these contracts, which are the subject of international arbitration. The Company believes it has fully reserved for the Indonesian exposure as part of the $87,000 1997 asset impairment charge.

(5) Significant contingencies exist in respect of awards, including without limitation, the need to obtain financing, permits and licenses, and the completion of construction. The Company is also pursuing a number of other power projects which are in the preliminary stage of development.



THE COMPANY'S PRODUCING GAS FIELD OPERATIONS AND FIELDS IN DEVELOPMENT

     CE Gas UK Limited. CE Gas UK Limited ("CE Gas") is a gas exploration and production company which is focused on developing integrated upstream gas projects. Its "upstream gas" business consists of the exploration, development and production, including transportation and storage, of gas for delivery to a point of sale into either a gas supply market or a power generation facility. CE Gas holds various producing interests in the southern basin of the United Kingdom sector of the North Sea, as indicated below. Also as is more fully discussed below, CE Gas has recently been involved in certain gas development and exploration activities relating to a large gas field prospect in Poland and the Gingin Yolla fields in the Perth Basin in Australia.


    The Company's Producing Gas Field Operations and Fields in Development




                                     SHARE OF
PRODUCING GAS FIELDS          PROVEN RESERVES BCF(1)     % WORKING INTEREST           LOCATION
--------------------------   ------------------------   --------------------          --------
Windermere                            14.1                       20%           U.K. Offshore (North Sea)
Victor                                11.4                        5%           U.K. Offshore (North Sea)
Schooner                              10.9                        2%           U.K. Offshore (North Sea)
Johnston field                        20.5                       18%           U.K. Offshore (North Sea)

FIELDS IN DEVELOPMENT(2)           SIZE KM2
--------------------------         --------
Gingin Concession                    2,960                       30%(3)        S.W. Australia Onshore (Perth Basin)
Yolla                                  550                       20%           S.E. Australia (Offshore) Tasmania
Pila Concession                   13,000(4)                     100%           N.W. Poland (Polish Trough)

----------
(1) Gas reserves in Billion cubic feet (or "Bcf") as of December 31, 1997. The classification "Proven" means reserves which geophysical, geological and engineering data indicate to be in place or recoverable (as the case may be) to a high degree of certainty (90% probability the reserves will exceed the estimate).

(2)   No current Proven reserves.

(3) Currently CE Gas beneficially owns approximately 30% of Gingin Concession with a right to earn up to a 50% working interest.

(4) Subject to 25% relinquishment after every 2 years during the 8 year contract term based on work program results.

                         DESCRIPTION OF THE SECURITIES

     The following description of the particular terms of the Securities supplements and, to the extent inconsistent therewith, replaces the description of the general terms of the Debt Securities set forth under the heading "Description of Debt Securities" in the accompanying Prospectus. The following description does not purport to be complete and is qualified in its entirety by reference to the description in the accompanying Prospectus and to the instruments referred to therein. The Securities will be issued pursuant to an Indenture dated as of October 15, 1997, as supplemented by a Second
Supplemental Indenture to be dated as of September   , 1998, between the
Company and IBJ Schroder Bank & Trust Company, as trustee (the "Trustee") (as so supplemented, the "Indenture"). The Indenture is referred to in the Prospectus as the "Senior Debt Indenture." The Securities are "Senior Debt Securities" as that term is used in the Prospectus and are also referred to in the Prospectus as the "Offered Debt Securities." Provisions of the Senior Note Indenture are more fully described under the caption "Description of Debt Securities" in the accompanying Prospectus. Capitalized words not defined herein are used as defined in the accompanying Prospectus.


GENERAL

     The Securities will be senior unsecured obligations of the Company, will rank pari passu with all other senior unsecured indebtedness of the Company, will be limited to $1,400,000,000 aggregate principal amount.

     The 2003 Notes will bear interest at the rate of    % per annum and will
mature on September 15, 2003. The 2005 Notes will bear interest at the rate of
   % per annum and will mature on September 15, 2005. The 2008 Notes will bear
interest at the rate of    % per annum and will mature on September 15, 2008.
The Bonds will bear interest at the rate of    % per annum and will mature on
September 15, 2028. Interest on the Securities will be payable semi-annually in arrears on each March 15 and September 15, commencing March 15, 1999, to the Holders thereof at the close of business on the preceding March 1 and September 1, respectively. Interest on the Securities will be computed on the basis of a 360-day year of twelve 30-day months.

     The Securities will be issued without coupons and in fully registered form only in denominations of $1,000 and integral multiples thereof.

     The Company is subject to the informational reporting requirements of Sections 13 and 15(d) under the Exchange Act and, in accordance therewith, files certain reports and other information with the Commission. See "Available Information" in the accompanying Prospectus. In addition, if Sections 13 and 15(d) cease to apply to the Company, the Company will covenant in the Indenture to file comparable reports and information with the Trustee and the Commission, and mail such reports and information to holders of Securities at their registered addresses, for so long as any Securities remain outstanding.


OPTIONAL REDEMPTION

     The Securities are subject to optional redemption, in whole or in part, pro rata at par plus accrued interest to the redemption date plus a premium calculated to "make whole" to comparable U.S. Treasury securities plus basis points.


SINKING FUND

     The Securities will not be subject to any mandatory sinking fund.


RANKING

     The Securities will be general, unsecured senior obligations of the Company and will rank pari passu in right of payment with all other existing and future senior unsecured obligations of the Company and senior in right of payment to all existing and, to the extent permitted under the Indenture, future subordinated indebtedness of the Company. The Securities will be effectively subordinated to all existing and future secured indebtedness of the Company and to all indebtedness and other liabilities of the Company's subsidiaries, projects and joint ventures to the extent of the assets of such entities. At June 30, 1998, on a pro forma basis, after giving effect to the MidAmerican Merger, the Equity Offering, the

Non-Recourse Financing, and the Securities Offering and the use of the net proceeds therefrom, the Company would have had $200 million of secured limited recourse parent company indebtedness (of which $0 is currently recourse to CalEnergy) and approximately $5,033 million of indebtedness that represented the Company's proportionate share of project and joint venture and subsidiary debt, all such debt would be effectively senior to the Securities, and approximately $575 million of indebtedness that would be pari passu with the Securities. See "Capitalization."


CHANGE IN COVENANTS WHEN SECURITIES RATED INVESTMENT GRADE

     Following the first date upon which the Securities are rated Baa3 or better by Moody's Investors Service, Inc., BBB- or better by Standard & Poor's Corporation and BBB- or better by Duff & Phelps Credit Rating Co. (or, in any case, if such person ceases to rate the Securities for reasons outside the control of the Company, the equivalent investment grade credit rating from any other "nationally recognized statistical rating organization" (within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Securities Exchange Act of 1934) selected by the Company as a replacement rating agency) (the "Rating Event Date") (and provided no Event of Default or event which with notice or passage of time would constitute an Event of Default shall exist on the Rating Event
Date), the provisions described under "Mergers, Consolidations and Sales of Assets" in the Prospectus and the covenants specifically listed and described under "Certain Covenants" in the accompanying Prospectus (other than "--Purchase of Debt Securities Upon a Change in Control" in the accompanying Prospectus) will no longer be applicable to the Securities and in their place the covenants and provisions described below will be applicable. There can be no assurance that a Rating Event Date will occur or, if one occurs, that the Securities will continue to maintain an investment grade rating. In the event that subsequent to a Rating Event Date an Event of Default or event which with notice or passage of time would constitute an Event of Default shall exist with respect to the Securities or the Securities shall thereafter be rated less than Baa3 by Moody's Investors Service, Inc., less than BBB- by Standard & Poor's Corporation and less than BBB- by Duff & Phelps Credit Rating Co. (or such other rating agency selected by the Company as aforesaid) the provisions and covenants contained in the Indenture at the time of the issuance of the Securities that cease to be applicable after the Rating Event Date will not be reinstated. See "Description of Debt Securities--Certain Covenants" in the accompanying Prospectus.


  Restrictions on Liens

     Following the Rating Event Date and so long as any of the Securities are outstanding, the Company shall not pledge, mortgage, hypothecate or permit to exist any mortgage, pledge or other lien upon any property or assets at any time directly owned by the Company to secure any indebtedness for money borrowed which is incurred, issued, assumed or guaranteed by the Company ("Indebtedness"), without making effective provisions whereby the Securities shall be equally and ratably secured with any and all such Indebtedness and with any other Indebtedness similarly entitled to be equally and ratably secured; provided however, that this restriction shall not apply to or prevent the creation or existence of : (i) liens existing on the Rating Event Date;
(ii) purchase money liens which do not exceed the cost or value of the purchased property or assets; (iii) liens not to exceed 10% of Consolidated Net Tangible Assets and (iv) liens on property or assets granted in connection with extending, renewing, replacing or refinancing in whole or in part the Indebtedness (including, without limitation, increasing the principal amount of such Indebtedness) secured by liens described in the foregoing clauses (i) through (iii), provided that the liens in connection with any such extension, renewal, replacement or refinancing will be limited to the specific property or assets that was subject to the original lien.

     In the event that the Company shall propose to pledge, mortgage or hypothecate or permit to existing any pledge, mortgage or other lien upon any property or assets at any time directly owned by it to secure any Indebtedness, other than as permitted by clauses (i) through (iv) of the previous paragraph the Company will give prior written notice thereof to the Trustee and the Company will, prior to or simultaneously with such pledge, mortgage or hypothecation, effectively secure all the Securities equally and ratably with such Indebtedness.

     The foregoing covenant will not restrict the ability of the Company's Subsidiaries and Affiliates to pledge, mortgage, hypothecate or permit to exist any mortgage, pledge or lien upon their property or assets, in connection with project financings or otherwise.

  Consolidation, Merger, Sale of Assets

     Following the Rating Event Date, and so long as any of the Securities are outstanding, the Company shall not consolidate with or merge with or into any other Person, or convey, transfer or lease its consolidated properties and assets substantially as an entirety to any Person, or permit any Person to merge into or consolidate with the Company, unless (i) the Company is the surviving or continuing corporation or the surviving or continuing corporation or purchaser or lessee is a corporation incorporated under the laws of the United States of America, one of the States thereof or the District of Columbia or Canada and assumes the Company's obligations under the Securities and under the Indenture and (ii) immediately before and after such transaction, no Event of Default shall have occurred and be continuing.

     Except for a sale of the consolidated properties and assets of the Company substantially as an entirety as provided above, and other than properties or assets required to be sold to conform with laws or governmental regulations, the Company will not be permitted, directly or indirectly, to sell or otherwise dispose of any of its consolidated properties or assets (other than short-term, readily marketable investments purchased for cash management purposes with funds not representing the proceeds of other asset sales) if on a pro forma basis, the aggregate net book value of all such sales during the most recent 12-month period would exceed 10% of Consolidated Net Tangible Assets computed as of the end of the most recent quarter preceding such sale; provided, however, that any such sales shall be disregarded for purposes of this 10% limitation if the net proceeds are invested in properties or assets in similar or related lines of business of the Company and its Subsidiaries and, provided further, that the Company may sell or otherwise dispose of consolidated properties and assets in excess of such 10% limitation if the net proceeds from such sales or dispositions, which are not reinvested as provided above, are retained by the Company as cash or Cash Equivalents or used to retire Indebtedness of the Company (other than Indebtedness which is subordinated to the Securities) and its Subsidiaries.


  Events of Default / Change of Control

     After the Rating Event Date, the Events of Default and Change of Control provisions described in the Prospectus will continue to be applicable to the Securities. See "Description of Debt Securities--Events of Default" and "Certain Covenants--Purchase of Debt Securities Upon a Change of Control" in the accompanying Prospectus.


  Certain Defined Terms

     "Consolidated Net Tangible Assets" means, as of the date of any determination thereof, the total amount of all assets of the Company determined on a consolidated basis in accordance with GAAP as of such date less the sum of
(a) the consolidated current liabilities of the Company determined in accordance with GAAP and (b) assets properly classified as Intangible Assets.

     "Intangible Assets" means, as of the date of determination thereof, all assets of the Company properly classified as intangible assets determined on a consolidated basis in accordance with GAAP.


GLOBAL SECURITIES

     The Securities will be issued in the form of Global Securities deposited with, or on behalf of, the Depositary and registered in the name of a nominee of the Depositary. Except under the limited circumstances described in the Prospectus under the caption "Book-Entry System," owners of beneficial interests in the Global Securities will not be entitled to physical delivery of the Securities in certificated form. The Global Securities may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depository to the Depositary or another nominee of the Depository or by the Depositary or any nominee to a successor of the Depositary or a nominee of such successor.

     A further description of the Depositary's procedures with respect to the Global securities is set forth in the Prospectus under the caption "Book-Entry System."

                                 UNDERWRITING

     Under the terms of and subject to the conditions contained in an underwriting agreement (the "Underwriting Agreement"), among the Company and each of the Underwriters named below, each of the several Underwriters has agreed to purchase from the Company, and the Company has agreed to sell to each Underwriter, the principal amount of Notes and Bonds set forth opposite the name of such Underwriter below:



                                                   PRINCIPAL      PRINCIPAL      PRINCIPAL     PRINCIPAL
                                                   AMOUNT OF      AMOUNT OF      AMOUNT OF     AMOUNT OF
UNDERWRITERS                                      2003 NOTES     2005 NOTES     2008 NOTES       BONDS
------------                                     ------------   ------------   ------------   ----------
   Credit Suisse First Boston Corporation.....     $              $              $             $
   Lehman Brothers Inc. ......................
   Goldman, Sachs & Co. ......................     ----------     ----------     ----------    ---------
    Total ....................................     $              $              $             $
                                                   ==========     ==========     ==========    =========

     The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Notes are subject to the approval of certain legal matters by counsel and to certain other conditions and that if any of the Securities are purchased by the Underwriters pursuant to the Underwriting Agreement, all of the Securities agreed to be purchased by the Underwriters pursuant to the Underwriting Agreement must be so purchased.

     The Company has been advised by the Underwriters that they propose to offer the Securities offered hereby directly to the public initially at the public offering prices set forth on the cover page of this Prospectus Supplement. After the initial offering to the public, the offering price may be changed.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which the Underwriters may be required to make in respect thereof.

     The Securities are new securities for which there currently is no market. The Company does not intend to apply for listing of the Securities on any securities exchange. Although each Underwriter has advised the Company that it presently intends to make a market in the Securities, none of the Underwriters is obligated to do so and any such market-making activities may be discontinued at any time without notice in the sole discretion of each of the Underwriters. Accordingly, no assurance can be given as to the development or liquidity of any market for the Securities, or, if a market does develop, at what prices the Securities will trade. If the Underwriters cease to act as market makers for the Securities for any reason, there can be no assurance that another firm or person will make a market in the Securities.

     Each of the Underwriters and their affiliates have provided from time to time, and expect to provide in the future, various investment banking and commercial banking services for the Company, for which such Underwriters have received and will receive customary fees and commissions. In addition, the Underwriters also acted as financial advisors to the Company in connection with the MidAmerican Merger.

     Until the distribution of the Securities is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters to bid for and purchase Securities. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Securities. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Securities.

     In addition, if the Underwriters over-allot (i.e., if they sell more Securities than are set forth on the cover page of this Prospectus Supplement), and thereby create a short position in the Securities in connection with the offering, the Underwriters may reduce that short position by purchasing Securities in the open market.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Securities. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

     The validity of the Securities offered hereby will be passed upon for the Company by Steven A. McArthur, Executive Vice President and General Counsel of the Company, and by Willkie Farr & Gallagher. Certain matters will be passed upon on behalf of the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. As of August 31, 1998, Mr. McArthur beneficially owned approximately 200,000 shares of the Company's common stock.


                                    EXPERTS


     The consolidated financial statements and financial statement schedules of the Company and its subsidiaries as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in this Prospectus Supplement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing in this Prospectus Supplement and incorporated herein by reference and are so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


     With respect to the Company's unaudited interim financial information for the periods ended March 31, 1998 and 1997 and June 30, 1998 and 1997, included and incorporated by reference in this Prospectus Supplement, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998, and included herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.


     The consolidated financial statements and financial statement schedules of MidAmerican and its subsidiaries as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included or incorporated by reference in this Prospectus Supplement have been audited by PricewaterhouseCoopers LLP (formerly Coopers & Lybrand L.L.P.), independent auditors, as stated in their reports appearing in this Prospectus Supplement and incorporated herein by reference and are so included and incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS




                                                                                            PAGE
                                                                                           -----
CALENERGY COMPANY, INC.

Consolidated Financial Statements:

 Independent Auditors' Report ..........................................................     F-2

 Consolidated Balance Sheets as of December 31, 1997 and 1996 ..........................     F-3

 Consolidated Statements of Operations for the Three Years Ended December 31, 1997 .....     F-4

 Consolidated Statements of Stockholders' Equity for the Three Years Ended
   December 31, 1997 ...................................................................     F-5

 Consolidated Statements of Cash Flows for the Three Years Ended December 31, 1997 .....     F-6

 Notes to Consolidated Financial Statements ............................................     F-7

Interim Consolidated Financial Statements:

 Independent Accountants' Report .......................................................    F-36

 Consolidated Balance Sheets, June 30, 1998 and December 31, 1997 ......................    F-37

 Consolidated Statements of Operations for the Three and Six Months Ended June 30,
   1998 and 1997 .......................................................................    F-38

 Consolidated Statements of Cash Flows for the Six Months Ended June 30, 1998 and
   1997 ................................................................................    F-39

 Notes to Consolidated Financial Statements ............................................    F-40



MIDAMERICAN ENERGY HOLDINGS COMPANY

Consolidated Financial Statements:

 Report of Independent Accountants ..................................................    F-45

 Consolidated Statements of Income for the Three Years Ended December 31, 1997 ......    F-46

 Consolidated Balance Sheets as of December 31, 1997 and 1996 .......................    F-47

 Consolidated Statements of Cash Flows for the Three Years Ended December 31, 1997 ..    F-48

 Consolidated Statements of Capitalization as of December 31, 1997 and 1996 .........    F-49

 Consolidated Statements of Retained Earnings for the Three Years Ended
   December 31, 1997 ................................................................    F-51

 Notes to Consolidated Financial Statements .........................................    F-52

Interim Consolidated Financial Statements:

 Consolidated Statements of Income for the Three, Six and Twelve Months Ended June
   30, 1998 and 1997 ................................................................    F-77

 Consolidated Statements of Comprehensive Income for the Three, Six and Twelve
   Months Ended June 30, 1998 and 1997 ..............................................    F-78

 Consolidated Balance Sheets as of June 30, 1998 and 1997 and December 31, 1997 .....    F-79

 Consolidated Statements of Cash Flows for the Three and Six Months Ended June 30,
   1998 and 1997 ....................................................................    F-80

 Notes to Consolidated Financial Statements .........................................    F-81


                         INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
CalEnergy Company, Inc.
Omaha, Nebraska


     We have audited the accompanying consolidated balance sheets of CalEnergy Company, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CalEnergy Company, Inc. and subsidiaries at December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
Omaha, Nebraska
February 12, 1998

                            CALENERGY COMPANY, INC.
                          CONSOLIDATED BALANCE SHEETS
                       AS OF DECEMBER 31, 1997 AND 1996
           DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE AMOUNTS


ASSETS


                                                                               1997             1996
                                                                          --------------   --------------
Cash and cash equivalents (Note 3) ....................................    $ 1,445,338      $   424,500
Joint venture cash and investments ....................................          6,072           47,764
Restricted cash .......................................................        223,636          106,968
Short-term investments ................................................          1,282            4,921
Accounts receivable ...................................................        376,745          342,307
Properties, plants, contracts and equipment, net ......................      3,528,910        3,225,496
Excess of cost over fair value of net assets acquired, net ............      1,312,788          790,920
Equity investments ....................................................        238,025          238,856
Deferred charges and other assets .....................................        354,830          448,424
                                                                           -----------      -----------
   Total assets .......................................................    $ 7,487,626      $ 5,630,156
                                                                           ===========      ===========
LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
Accounts payable ......................................................    $   173,610      $   218,164
Other accrued liabilities .............................................      1,106,641          668,612
Parent company debt ...................................................      1,303,845        1,146,685
Subsidiary and project debt ...........................................      2,189,007        1,678,392
Deferred income taxes .................................................        509,059          469,199
                                                                           -----------      -----------
   Total liabilities ..................................................      5,282,162        4,181,052
                                                                           -----------      -----------
Deferred income .......................................................         40,837           29,067
Commitments and contingencies (Notes 3, 18, 19 and 20)
Company -- obligated mandatorily redeemable convertible preferred
 securities of subsidiary trusts ......................................        553,930          103,930
Preferred securities of subsidiary ....................................         56,181          136,065
Minority interest .....................................................        134,454          299,252
Common stock and options subject to redemption ........................        654,736               --
Stockholders' equity:
Preferred stock -- authorized 2,000 shares, no par value ..............             --               --
Common stock -- par value $.0675 per share, authorized 180,000 shares, issued 82,980 and 63,747 shares, outstanding 81,322 and
 63,448 shares, respectively ..........................................          5,602            4,303
Additional paid in capital ............................................      1,261,081          563,567
Retained earnings .....................................................        213,493          297,520
Cumulative effect of foreign currency translation adjustment ..........         (3,589)          29,658
Common stock and options subject to redemption ........................       (654,736)              --
Treasury stock -- 1,658 and 299 common shares at cost .................        (56,525)          (8,787)
Unearned compensation -- restricted stock .............................             --           (5,471)
                                                                           -----------      -----------
   Total stockholders' equity .........................................        765,326          880,790
                                                                           -----------      -----------
   Total liabilities and stockholders' equity .........................    $ 7,487,626      $ 5,630,156
                                                                           ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                            CALENERGY COMPANY, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  FOR THE THREE YEARS ENDED DECEMBER 31, 1997
           DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE AMOUNTS




                                                                         1997            1996           1995
                                                                    --------------   ------------   ------------
Revenue:
Operating revenue ...............................................    $ 2,166,338      $ 518,934      $ 335,630
Interest and other income .......................................        104,573         57,261         63,093
                                                                     -----------      ---------      ---------
   Total revenues ...............................................      2,270,911        576,195        398,723
                                                                     -----------      ---------      ---------
Costs and expenses:
Cost of sales ...................................................      1,055,195         31,840             --
Operating expense ...............................................        345,833        132,655        103,602
General and administration ......................................         52,705         21,451         23,376
Depreciation and amortization ...................................        276,041        118,586         72,249
Loss on equity investment in Casecnan ...........................          5,972          5,221            362
Interest expense ................................................        296,364        165,900        134,637
Less interest capitalized .......................................        (45,059)       (39,862)       (32,554)
Non-recurring charge -- asset valuation impairment ..............         87,000             --             --
                                                                     -----------      ---------      ---------
   Total costs and expenses .....................................      2,074,051        435,791        301,672
                                                                     -----------      ---------      ---------
Income before provision for income taxes ........................        196,860        140,404         97,051
Provision for income taxes ......................................         99,044         41,821         30,631
                                                                     -----------      ---------      ---------
Income before minority interest .................................         97,816         98,583         66,420
Minority interest ...............................................         45,993          6,122          3,005
                                                                     -----------      ---------      ---------
Income before extraordinary item ................................         51,823         92,461         63,415
Extraordinary item, net of minority interest of $58,222 .........       (135,850)            --             --
                                                                     -----------      ---------      ---------
Net income (loss) ...............................................        (84,027)        92,461         63,415
Preferred dividends .............................................             --             --          1,080
                                                                     -----------      ---------      ---------
Net income (loss) available to common stockholders ..............    $   (84,027)     $  92,461      $  62,335
                                                                     ===========      =========      =========
Income per share before extraordinary item ......................    $      0.77      $    1.69      $    1.32
                                                                     -----------      ---------      ---------
Extraordinary item ..............................................    $     (2.02)     $      --      $      --
                                                                     -----------      ---------      ---------
Net income (loss) per share .....................................    $     (1.25)     $    1.69      $    1.32
                                                                     ===========      =========      =========
Income per share before extraordinary item -- diluted ...........    $      0.75      $    1.54      $    1.22
                                                                     -----------      ---------      ---------
Extraordinary item -- diluted ...................................    $     (1.97)     $      --      $      --
                                                                     -----------      ---------      ---------
Net income (loss) per share -- diluted ..........................    $     (1.22)     $    1.54      $    1.22
                                                                     ===========      =========      =========

   The accompanying notes are an integral part of these financial statements.

                            CALENERGY COMPANY, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  FOR THE THREE YEARS ENDED DECEMBER 31, 1997
                        DOLLARS AND SHARES IN THOUSANDS



                                   OUTSTANDING               ADDITIONAL
                                      COMMON      COMMON       PAID-IN      RETAINED
                                      SHARES       STOCK       CAPITAL      EARNINGS
                                  ------------- ---------- -------------- ------------
Balance December 31, 1994 .......     31,849     $ 2,407    $  100,421     $ 142,937
Equity offering .................     18,170       1,004       240,825            --
Restricted stock ................        500          --           848            --
Exercise of stock options and
 other equity transactions ......        176          10           446            --
Purchase of treasury stock ......       (102)         --            --            --
Preferred stock dividends,
 Series C, including cash
 distribution of $43 ............         --          --            --        (1,293)
Tax benefit from stock plan .....         --          --           866            --
Net income before preferred
 dividends ......................         --          --            --        63,415
                                      ------     -------    ----------     ---------
Balance December 31, 1995 .......     50,593       3,421       343,406       205,059
Exercise of stock options and
 other equity transactions ......      5,263         337        53,030            --
Purchase of treasury stock ......       (472)         --            --            --
Conversion of debt ..............      8,064         545       164,912            --
Tax benefit from stock plan .....         --          --         2,219            --
Foreign currency translation
 adjustment .....................         --          --            --            --
Net income ......................         --          --            --        92,461
                                      ------     -------    ----------     ---------
Balance December 31, 1996 .......     63,448       4,303       563,567       297,520
Equity offering .................     19,100       1,289       697,315            --
Exercise of stock options and
 other equity transactions ......        396          10        (2,757)           --
Purchase of treasury stock ......     (1,622)         --            --            --
Common stock and options
 subject to redemption ..........         --          --            --            --
Tax benefit from stock plan .....         --          --         2,956            --
Foreign currency translation
 adjustment .....................         --          --            --            --
Net loss ........................         --          --            --       (84,027)
                                      ------     -------    ----------     ---------
Balance December 31, 1997 .......     81,322     $ 5,602    $1,261,081     $ 213,493
                                      ======     =======    ==========     =========

                          (RESTUBBED FROM ABOVE TABLE)

                                                COMMON STOCK
                                     FOREIGN     & OPTIONS
                                    CURRENCY     SUBJECT TO     TREASURY       UNEARNED
                                     ADJUST.     REDEMPTION       STOCK      COMPENSATION      TOTAL
                                  ------------ ------------- -------------- -------------- ------------
Balance December 31, 1994 ....... $    --      $      --       $  (65,774)    $      --    $ 179,991
Equity offering .................      --             --           56,801            --      298,630
Restricted stock ................      --             --            8,652        (9,500)          --
Exercise of stock options and
 other equity transactions ......      --             --              563         2,494        3,513
Purchase of treasury stock ......      --             --           (1,590)           --       (1,590)
Preferred stock dividends,
 Series C, including cash
 distribution of $43 ............      --             --               --            --       (1,293)
Tax benefit from stock plan .....      --             --               --            --          866
Net income before preferred
 dividends ......................      --             --               --            --       63,415
                                  -------      ---------       ----------     ---------    ---------
Balance December 31, 1995 .......      --             --           (1,348)       (7,006)     543,532
Exercise of stock options and
 other equity transactions ......      --             --            4,569         1,535       59,471
Purchase of treasury stock ......      --             --          (12,008)           --      (12,008)
Conversion of debt ..............      --             --               --            --      165,457
Tax benefit from stock plan .....      --             --               --            --        2,219
Foreign currency translation
 adjustment .....................  29,658             --               --            --       29,658
Net income ......................      --             --               --            --       92,461
                                  -------      ---------       ----------     ---------    ---------
Balance December 31, 1996 .......  29,658             --           (8,787)       (5,471)     880,790
Equity offering .................      --             --               --            --      698,604
Exercise of stock options and
 other equity transactions ......      --             --            7,767         5,471       10,491
Purchase of treasury stock ......      --             --          (55,505)           --      (55,505)
Common stock and options
 subject to redemption ..........      --       (654,736)              --            --     (654,736)
Tax benefit from stock plan .....      --             --               --            --        2,956
Foreign currency translation
 adjustment ..................... (33,247)            --               --            --      (33,247)
Net loss ........................      --             --               --            --      (84,027)
                                  -------      ---------       ----------     ---------    ---------
Balance December 31, 1997 ....... $(3,589)     $(654,736)      $  (56,525)    $      --    $ 765,326
                                  =======      =========       ==========     =========    =========

   The accompanying notes are an integral part of these financial statements.

                            CALENERGY COMPANY, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  FOR THE THREE YEARS ENDED DECEMBER 31, 1997
                             DOLLARS IN THOUSANDS


                                                                              1997             1996             1995
                                                                         --------------   -------------   ---------------
Cash flows from operating activities:
Net income (loss) ....................................................    $    (84,027)    $   92,461      $     63,415
Adjustments to reconcile net cash flow from operating activities:
 Non-recurring charge-asset valuation impairment .....................          87,000             --                --
 Depreciation and amortization .......................................         239,234        109,447            65,244
 Amortization of excess of cost over fair value of net assets
   acquired ..........................................................          36,807          9,139             7,005
 Amortization of original issue discount .............................           2,160         50,194            45,409
 Amortization of deferred financing costs ............................          26,161          9,677             8,979
 Amortization of unearned compensation ...............................           5,471          1,535             2,494
 Provision for deferred income taxes .................................          55,584         12,252            13,983
 Loss (income) on equity investments .................................         (16,068)          (910)              362
 Income (loss) applicable to minority interest .......................         (35,387)         1,431             3,005
 Changes in other items: .............................................
 Accounts receivable .................................................         (34,146)       (13,936)              213
   Accounts payable, accrued liabilities and deferred income .........          29,799          2,093            12,103
                                                                          ------------     ----------      ------------
 Net cash flows from operating activities ............................         312,588        273,383           222,212
                                                                          ------------     ----------      ------------
Cash flows from investing activities:
Purchase of Northern, Falcon Seaboard, Partnership Interest and
 Magma, net of cash acquired .........................................        (632,014)      (474,443)         (907,614)
Distributions from equity investments ................................          23,960          8,222                --
Capital expenditures relating to operating projects ..................        (194,224)       (24,821)          (27,120)
Philippine construction ..............................................         (27,334)      (167,160)         (289,655)
Indonesian and other development .....................................        (155,963)       (81,068)           (8,973)
Salton Sea IV construction ...........................................              --        (63,772)          (62,430)
Pacific Northwest, Nevada, and Utah exploration costs ................          (3,128)        (4,885)          (10,445)
Decrease in short-term investments ...................................           2,880         33,998            80,565
Decrease (increase) in restricted cash ...............................        (116,668)        63,175           (17,452)
Other ................................................................          60,390         (2,910)           11,514
Investment in Casecnan ...............................................              --             --           (61,177)
                                                                          ------------     ----------      ------------
 Net cash flows from investing activities ............................      (1,042,101)      (713,664)       (1,292,787)
                                                                          ------------     ----------      ------------
Cash flows from financing activities:
Proceeds from sale of common and treasury stock and exercise of
 stock options .......................................................         703,624         54,935           299,649
Proceeds from convertible preferred securities of subsidiary trusts            450,000        103,930                --
Proceeds from issuance of parent company debt ........................         350,000        324,136           200,000
Repayment of parent company debt .....................................        (100,000)            --                --
Net proceeds from revolver ...........................................         (95,000)        95,000                --
Proceeds from subsidiary and project debt ............................         795,658        428,134           654,695
Repayments of subsidiary and project debt ............................        (271,618)      (210,892)         (176,664)
Deferred charges relating to debt financing ..........................         (48,395)       (36,010)          (34,733)
Purchase of treasury stock ...........................................         (55,505)       (12,008)           (1,590)
Other ................................................................          13,142         10,756           (29,169)
                                                                          ------------     ----------      ------------
Net cash flows from financing activities .............................       1,741,906        757,981           912,188
                                                                          ------------     ----------      ------------
Effect of exchange rate changes ......................................         (33,247)         4,860                --
                                                                          ------------     ----------      ------------
Net increase (decrease) in cash and investments ......................         979,146        322,560          (158,387)
                                                                          ------------     ----------      ------------
Cash and cash equivalents at beginning of year .......................         472,264        149,704           308,091
                                                                          ------------     ----------      ------------
Cash and cash equivalents at end of year .............................    $  1,451,410     $  472,264      $    149,704
                                                                          ============     ==========      ============
Supplemental Disclosures:
Interest paid (net of amounts capitalized) ...........................    $    316,060     $   92,829      $     50,840
                                                                          ============     ==========      ============
Income taxes paid ....................................................    $     44,483     $   23,211      $     14,812
                                                                          ============     ==========      ============

   The accompanying notes are an integral part of these financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  FOR THE THREE YEARS ENDED DECEMBER 31, 1997

       DOLLARS, POUNDS AND SHARES IN THOUSANDS, EXCEPT PER SHARE AMOUNTS


1. BUSINESS

     CalEnergy Company, Inc. (the "Company") is a United States-based global power company which generates, distributes and supplies electricity to utilities, government entities, retail customers and other customers located throughout the world. The Company was founded in 1971 and through its subsidiaries is primarily engaged in the development, ownership and operation of environmentally responsible independent power production facilities worldwide utilizing geothermal, natural gas, hydroelectric and other energy sources. In addition, the Company is engaged in the distribution and supply of electricity to approximately 1.5 million customers primarily in northeast England as well as the generation and supply of electricity (together with other related business activities) throughout England and Wales. The Company is also active in supplying gas and has applications for over 400,000 customers in those areas of England, Wales and Scotland where retail gas competition has been introduced.

     The Company has organized several partnerships and joint ventures (herein referred to as the "Coso Joint Ventures") in order to develop geothermal energy at the China Lake Naval Air Weapons Station, Coso Hot Springs, China Lake, California. Collectively, the projects undertaken by these Coso Joint Ventures are referred to as the Coso Project. In 1992, the Company entered into the natural gas-fired electrical generation market through the purchase of a development opportunity in Yuma, Arizona which commenced commercial operation in May 1994. In 1993, the Company started developing a number of international power project opportunities where private power generating programs have been initiated, including the Philippines and Indonesia. In 1995, the Company acquired Magma Power Company ("Magma"). Magma's operating assets included four projects referred to as the Partnership Project in which Magma had a 50% interest, and three projects referred to as the Salton Sea Project of which Magma owned 100%. A fourth project included in the Salton Sea Project was constructed after the acquisition of Magma and commenced operations in June 1996. In addition, in April 1996, the Company acquired the remaining 50% interest in the Partnership Project. In August 1996, the Company acquired Falcon Seaboard Resources, Inc. ("Falcon Seaboard") which includes significant interests in three operating gas-fired cogeneration facilities and a related natural gas pipeline. On December 24, 1996, CE Electric UK plc ("CE Electric"), which in 1997 was 70% owned indirectly by the Company and 30% owned indirectly by Peter Kiewit Sons', Inc. ("PKS"), acquired majority ownership of the outstanding ordinary share capital of Northern Electric plc ("Northern") pursuant to a tender offer ("Tender Offer"). As of March 18, 1997, CE Electric effectively owned 100% of Northern ordinary shares.

     Northern is one of the twelve regional electricity companies ("RECs") which came into existence as a result of the restructuring and subsequent privatization of the electricity industry in the United Kingdom in 1990. Northern is primarily engaged in the distribution and supply of electricity. Northern was granted a Public Electricity Supply ("PES") license under the Electricity Act to supply electricity in Northern's Authorized Area ("Authorized Area"). Northern's Authorized Area covers approximately 14,400 square kilometers with a population of approximately 3.2 million people and includes the counties of Northumberland, Tyne and Wear, Durham, Cleveland and North Yorkshire. Northern supplies electricity outside its Authorized Area pursuant to second tier licenses. Northern also is involved in non-regulated activities, including the supply of gas within England, Wales and Scotland, the generation of electricity, electrical appliance retailing and gas exploration and production.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and its proportionate share of the partnerships and joint ventures in which it has an undivided interest in the assets and is proportionally liable for its share of liabilities. Other investments and corporate joint ventures where the Company has the ability to exercise significant influence are accounted for under the equity method of accounting. Investments, where the Company's ability to

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS influence is limited, are accounted for under the cost method of accounting. All significant inter-enterprise transactions and accounts have been eliminated. The results of operations of the Company include the Company's proportionate share of results of operations of entities acquired as of the date of each acquisition.


CASH EQUIVALENTS, INVESTMENTS AND RESTRICTED CASH

     The Company considers all investment instruments purchased with an original maturity of three months or less to be cash equivalents. Restricted cash is not considered a cash equivalent.

     Investments other than restricted cash are primarily commercial paper and money market securities. The restricted cash balance includes such securities and mortgage backed securities, and is mainly composed of amounts deposited in restricted accounts from which the Company will source its equity contributions and debt service reserve requirements relating to the projects. These funds are restricted by their respective project debt agreements to be used only for the related project.

     At December 31, 1997, all of the Company's investments are classified as held-to-maturity and are accounted for at their amortized cost basis. The carrying amount of the investments approximates the fair value based on quoted market prices as provided by the financial institution which holds the investments.


PROPERTIES, PLANTS, CONTRACTS, EQUIPMENT AND DEPRECIATION

     The cost of major additions and betterments are capitalized, while replacements, maintenance, and repairs that do not improve or extend the lives of the respective assets are expensed.

     Depreciation of the operating power plant costs, net of salvage value, is computed on the straight line method over the estimated useful lives, between 10 and 30 years. Depreciation of furniture, fixtures and equipment which are recorded at cost, is computed on the straight line method over the estimated useful lives of the related assets, which range from three to ten years.

     The Northern, Falcon Seaboard, Partnership Interest and Magma acquisitions by the Company have been accounted for as purchase business combinations. All identifiable assets acquired and liabilities assumed were assigned a portion of the cost of acquiring the respective companies equal to their fair values at the date of the acquisition and include the following:

     Property and equipment of Northern is depreciated using a systematic method, which approximates the straight line method over the estimated useful lives of the related assets which range from 3-40 years.

     Power sales agreements are amortized separately over (1) the remaining portion of the scheduled price periods of the power sales agreements and
   (2) for the Partnership Interest and Magma acquisitions the 20 year avoided cost periods of the power sales agreements using the straight line method.

     Capitalized costs for gas reserves, other than costs of unevaluated exploration projects and projects awaiting development consent, are depleted using the unit of production method. Depletion is calculated based on hydrocarbon reserves of properties in the evaluated pool estimated to be commercially recoverable and include anticipated future development costs in respect of those reserves.

     Expenditures on major information technology systems are capitalized and depreciated on a straight line basis over the useful life of the developed systems which range from 3-10 years.


WELL, RESOURCE DEVELOPMENT AND EXPLORATION COSTS

     The Company follows the full cost method of accounting for costs incurred in connection with the exploration and development of geothermal and natural gas resources. All such costs, which include dry

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS hole costs and the cost of drilling and equipping production wells and directly attributable administrative and interest costs, are capitalized and amortized over their estimated useful lives when production commences. The estimated useful lives of production wells are ten to twenty years depending on the characteristics of the underlying resource; exploration costs and development costs, other than production wells, are generally amortized over the weighted average remaining term of the Company's power and steam purchase contracts.


EXCESS OF COST OVER FAIR VALUE

     Total acquisition costs in excess of the fair values assigned to the net assets acquired are amortized over a 40 year period for the Northern and Magma acquisitions and a 25 year period for the Falcon Seaboard acquisition, both using the straight line method.


IMPAIRMENT OF LONG-LIVED ASSETS

     The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized whenever evidence exists that the carrying value is not recoverable.



DEFERRED WELL AND REWORK COSTS

     Well rework costs are deferred and amortized over the estimated period between reworks. These deferred costs, net of accumulated amortization, are $5,421 and $8,371 at December 31, 1997 and 1996, respectively, and are included in other assets.


REVENUE RECOGNITION

     Revenues are recorded based upon service rendered and electricity and steam delivered, distributed or supplied to the end of the month. Where there is an overrecovery of supply or distribution business revenues against the maximum regulated amount, revenues are deferred equivalent to the overrecovered amount. The deferred amount is deducted from revenue and included in other liabilities. Where there is an underrecovery, no anticipation of any potential future recovery is made.


CAPITALIZATION OF INTEREST AND DEFERRED FINANCING COSTS

     Prior to the commencement of operations, interest is capitalized on the costs of the plants and geothermal resource development to the extent incurred. Capitalized interest and other deferred charges are amortized over the lives of the related assets.

     Deferred financing costs are amortized over the term of the related financing using the effective interest method.


DEFERRED INCOME TAXES

     The Company recognizes deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities using estimated tax rates in effect for the year in which the differences are expected to reverse. The Company intends to repatriate earnings of foreign subsidiaries in the foreseeable future. As a result, deferred income taxes are provided for retained earnings of international subsidiaries and corporate joint ventures which are intended to be remitted.


FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used by the Company in estimating fair values of financial instruments as discussed herein. Fair values have been estimated based on quoted market prices for debt issues listed on exchanges. Fair values of financial instruments that are not actively traded are based on market prices of similar instruments and/or valuation techniques using market assumptions.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Company assumes that the carrying amount of short-term financial instruments approximates their fair value. For these purposes, short-term is defined as any item that matures, reprices, or represents a cash transaction between willing parties within six months or less of the measurement date.


PENSIONS

     Northern contributes to the Electricity Supply Pension Scheme and contributions to the scheme are charged to the income statement. The capital cost of ex gratia and supplementary pensions are normally charged to the income statement in the period in which they are granted. Variations in pension cost, which are identified as a result of actuarial valuations/reviews, are amortized over the average expected remaining working lives of employees in proportion to their expected payroll costs. Differences between the amounts funded and the amounts charged to the profit and loss account are treated as either provisions or prepayments in the balance sheet.


NET INCOME PER COMMON SHARE

     In February 1997, the Financial Accounting Standards Board ("FASB") adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." SFAS 128 replaced primary and fully diluted earnings per share with basic and diluted earnings per share, respectively.

     Basic and diluted earnings per common share are based on the weighted average number of common shares outstanding during the period. Diluted earnings per common share also assumes the conversion of the convertible preferred securities of subsidiary trusts, when dilutive, and the exercise of all dilutive stock options outstanding at their option prices, with the option exercise proceeds and tax benefits used to repurchase shares of common stock at the average market price using the treasury stock method.

     A reconciliation of basic earnings per share before extraordinary item to diluted earnings per share before extraordinary item follows:




                                                   1997                             1996
                                     -------------------------------- --------------------------------
                                                PER-SHARE                        PER-SHARE
                                     -------------------------------- --------------------------------
                                        INCOME    SHARES     AMOUNT      INCOME    SHARES     AMOUNT
                                     ----------- -------- ----------- ----------- -------- -----------
Basic earnings per share
 before extraordinary item .........  $ 51,823   67,268     $  0.77   $  92,461   54,739     $  1.69
Effect of dilutive securities
 Stock options .....................        --    1,418                      --    1,881
Convertible preferred
 securities of subsidiary
 trusts(1) .........................        --       --                   2,840    2,517
Convertible debt ...................        --       --                   4,968    5,935
                                      --------   ------     -------   ---------   ------     -------
Diluted earnings per share
 before extraordinary item .........  $ 51,823   68,686     $  0.75   $ 100,269   65,072     $  1.54
                                      ========   ======     =======   =========   ======     =======

                          (RESTUBBED FROM ABOVE TABLE)

                                                   1995
                                     --------------------------------
                                                PER-SHARE
                                     --------------------------------
                                        INCOME    SHARES     AMOUNT
                                     ----------- -------- -----------
Basic earnings per share
 before extraordinary item .........  $ 62,335   47,249     $  1.32
Effect of dilutive securities
 Stock options .....................        --    1,688
Convertible preferred
 securities of subsidiary
 trusts(1) .........................        --       --
Convertible debt ...................     6,038    7,258
                                      --------   ------     -------
Diluted earnings per share
 before extraordinary item .........  $ 68,373   56,195     $  1.22
                                      ========   ======     =======

----------
(1) The convertible preferred securities of subsidiary trusts were antidilutive in 1997.

RECLASSIFICATION

     Certain amounts in the fiscal 1996 and 1995 financial statements and supporting footnote disclosures have been reclassified to conform to the fiscal 1997 presentation. Such reclassification did not impact previously reported net income or retained earnings.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NEW ACCOUNTING PRONOUNCEMENTS

     In June 1997, the FASB adopted SFAS No. 130, "Reporting Comprehensive Income", and No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 131 redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. Both statements will be effective for the Company beginning January 1, 1998. The Company has not yet determined the impact of these statements on current disclosures.

3. KDG ACQUISITION

     On September 11, 1997, the Company signed a definitive agreement with Kiewit Diversified Group ("KDG"), a wholly owned subsidiary of PKS, for the Company to purchase KDG's ownership interest in various project partnerships and CalEnergy common shares (the "KDG Acquisition"). Accordingly, common stock and options subject to redemption have been reclassified in the consolidated balance sheet.

     KDG's ownership interest in CalEnergy comprised approximately 20,231 shares of common stock (assuming exercise by KDG of one million options to purchase CalEnergy shares), the 30% interest in Northern Electric, as well as the following minority project interests: Mahanagdong (45%), Casecnan (35%), Dieng (47%), Patuha (44%) and Bali (30%) and other interests in international development stage projects.

     CalEnergy paid $1,159,215 for the KDG Acquisition and final closing of the transaction occurred in January 1998. CalEnergy funded this acquisition with available cash and the net proceeds of the equity offering and the debt offering completed in October 1997.

4. ACQUISITIONS

NORTHERN

     On December 24, 1996, CE Electric UK plc ("CE Electric"), which in 1997 was 70% owned indirectly by the Company and 30% owned indirectly by PKS, acquired majority ownership of the outstanding ordinary share capital of Northern Electric plc ("Northern") pursuant to a tender offer (the "Northern Tender Offer") commenced in the United Kingdom on November 5, 1996. As of March 18, 1997, CE Electric effectively acquired the remaining ordinary shares and owned 100% of Northern's ordinary shares.

     The Company and PKS contributed to CE Electric approximately $410,000 and $176,000 respectively, of the approximately $1,200,000 required to acquire all of Northern's ordinary and preference shares in connection with the Tender Offer. The Company obtained such funds from cash on hand, short-term borrowings, and borrowings of approximately $100,000 under a Credit Agreement entered into with Credit Suisse on October 28, 1996 (the "CalEnergy Credit Facility"). The Company has repaid the entire CalEnergy Credit Facility through the use of proceeds of the Trust Securities offering. The remaining funds necessary to consummate the Tender Offer were provided from a pounds sterling 560,000 Term Loan and Revolving Facility Agreement, dated October 28, 1996 (the "U.K. Credit Facility"). CE Electric has repaid the entire U.K. Credit Facility through the use of proceeds of the senior note and sterling bond offerings of CE Electric UK Funding Company.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Northern acquisition has been accounted for as a purchase business combination. All identifiable assets acquired and liabilities assumed were assigned a portion of the cost of acquiring Northern, equal to their fair values at the date of the acquisition. Minority interest was recorded at historical cost.


     In 1993, Northern entered into a contract relating to the purchase of 400 MW of capacity from a 15.4% owned related party, Teesside Power Limited ("Teesside"), for a period of 15 years beginning April 1, 1993. The contract sets escalating purchase prices at predetermined levels. Currently the escalating contract prices exceed those paid by the Company to the electricity pool (the "Pool") which is operated by the National Grid Group. However, under current price cap regulation expected to expire in 1998 the Company is able to recover these costs. For the period after the price cap regulation ends, the Company has established a liability for the estimated loss as a result of this contract.


     Northern utilizes contracts for differences ("CFDs") to mitigate its exposure to volatility in the prices of electricity purchased through the Pool. Such contracts allow the Company to effectively convert the majority of its anticipated Pool purchases from market to fixed prices. As of December 31, 1997, CFDs were in place to hedge a portion of electricity purchases of approximately 55,000 GWh through the year 2008.


FALCON SEABOARD


     On August 7, 1996 the Company completed the acquisition of Falcon Seaboard for a cash price of $229,500 including acquisition costs. Through the acquisition, the Company indirectly acquired significant ownership interests in three operating gas-fired cogeneration facilities and a related natural-gas pipeline. The plants are located in Texas, Pennsylvania and New York and total 520 MW in capacity.


     The Falcon Seaboard acquisition has been accounted for as a purchase business combination. All identifiable assets acquired and liabilities assumed were assigned a portion of the cost of acquiring Falcon Seaboard, equal to their fair values at the date of the acquisition.


EDISON MISSION ENERGY'S PARTNERSHIP INTEREST


     On April 17, 1996 the Company completed the acquisition of Edison Mission Energy's Partnership Interests in four geothermal operating facilities in California for a cash purchase price of $71,000 including acquisition costs. The four projects, Vulcan, Hoch (Del Ranch), Leathers and Elmore, are located in the Imperial Valley of California. Prior to this transaction, the Company was a 50% owner of these facilities.


     The Partnership Interest acquisition has been accounted for as a purchase business combination. All identifiable assets acquired and liabilities assumed were assigned a portion of the cost of acquiring the Partnership Interest, equal to their fair values at the date of the acquisition.


     Unaudited pro forma combined revenue, income and basic earnings per share before extraordinary item of the Company, Northern, Falcon Seaboard, and the Partnership Interest for the twelve months ended December 31, 1997 and 1996, as if the acquisitions had occurred at the beginning of 1996 after giving effect to certain pro forma adjustments related to the acquisitions were $2,270,911, $52,430, and $0.78 compared to $2,162,381, $64,811 and $1.18, respectively.
Excluding the $87,000, $1.29 per share, non-recurring charge, pro forma income before extraordinary item would have been $139,430 in 1997.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. PROPERTIES, PLANTS, CONTRACTS AND EQUIPMENT

     Properties, plants, contracts and equipment comprise the following at December 31:




                                                                1997             1996
                                                           --------------   --------------
Operating project costs:
Distribution system ....................................    $ 1,237,743       $  928,575
Power plants ...........................................      1,464,885        1,277,663
Wells and resource development .........................        395,314          377,731
Power sales agreements .................................        227,535          227,535
Other assets ...........................................        254,973          176,483
                                                            -----------       ----------
Total operating assets .................................      3,580,450        2,987,987
Less accumulated depreciation and amortization .........       (497,832)        (271,216)
                                                            -----------       ----------
Net operating assets ...................................      3,082,618        2,716,771
                                                            -----------       ----------
Mineral and gas reserves, net ..........................        297,048          270,851
Construction in progress:
 Malitbog ..............................................             --          152,411
 Indonesia .............................................        140,172           81,875
Other development ......................................          9,072            3,588
                                                            -----------       ----------
Total ..................................................    $ 3,528,910       $3,225,496
                                                            ===========       ==========

COSO PROJECT OPERATING FACILITIES

     The Coso Project operating facilities comprise the Company's proportionate share of the assets of three of its Coso Joint Ventures: Coso Finance Partners ("Navy I Joint Venture"), Coso Energy Developers ("BLM Joint Venture"), and Coso Power Developers ("Navy II Joint Venture"). The Navy I power plant is located on land owned by and leased from the U.S. Navy to December 2009, with a 10 year extension at the option of the Navy. Under terms of the Navy I Joint Venture, current profits and losses are allocated 46.4% to the Company. The BLM power plant is situated on lands leased from the U.S. Bureau of Land Management under a geothermal lease agreement that extends until October 31, 2035. The lease may be extended to 2075 at the option of the BLM. Under the terms of the BLM Joint Venture agreement, the Company's share of profits and losses is 48%. Under terms of the Navy II Joint Venture, all profits, losses and capital contributions for Navy II are divided equally by the two partners.

     The amount of royalties paid by Navy I to the U.S. Navy to develop geothermal energy for Navy I, Unit 1 on the lands owned by the Navy comprises
(i) a fee payable during the term of the contract based on the difference between the amounts paid by the Navy to Edison for specified quantities of electricity and the price as determined under the contract (which currently approximates 73% of that paid by the Navy to Edison), and (ii) $25,000 payable in December 2009, of which the Company's share is $11,600. The $25,000 payment is secured by funds placed on deposit monthly, which funds, plus accrued interest, will aggregate $25,000. The monthly deposit is currently $50. As of December 31, 1997, the balance of funds deposited approximated $6,337, which amount is included in restricted cash.

     Units 2 and 3 of Navy I and the Navy II power plants are on Navy lands, for which the Navy receives a royalty based on electric sales revenue at the initial rate of 4% escalating to 22% by the end of the contract in December 2019. The BLM is paid a royalty of 10% of the value of steam produced by the geothermal resource supplying the BLM Plant.

     The Coso Joint Ventures had royalty expense included in operating expenses of $13,458, $13,412 and $13,623 in the years ended December 31, 1997, 1996 and
1995, respectively.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

IMPERIAL VALLEY PROJECT OPERATING FACILITIES

     The Company currently operates eight geothermal power plants in the Imperial Valley in California. The Partnership Project consists of the Vulcan, Hoch (Del Ranch), Elmore, and Leathers Partnerships. The remaining four plants which comprise the Salton Sea Project are indirect wholly owned subsidiaries of the Company. These geothermal power plants consist of Salton Sea I, Salton Sea II, Salton Sea III and Salton Sea IV. The Partnership Project and the Salton Sea Project are collectively referred to as the Imperial Valley Project. The Imperial Valley Project commencement dates and nominal capacities are as follows:




   IMPERIAL VALLEY         COMMENCEMENT       NOMINAL
       PLANTS                  DATE           CAPACITY
--------------------   -------------------   ---------
  Vulcan               February 10, 1986     34 MW
  Hoch (Del Ranch)     January 2, 1989       38 MW
  Elmore               January 1, 1989       38 MW
  Leathers             January 1, 1990       38 MW
  Salton Sea I         July 1, 1987          10 MW
  Salton Sea II        April 5, 1990         20 MW
  Salton Sea III       February 13, 1989     49.8 MW
  Salton Sea IV        May 24, 1996          39.6 MW

     The Partnership Project pays royalties based on both energy revenues and total electricity revenues. Hoch (Del Ranch) and Leathers pay royalties of approximately 5% of energy revenues and 1% of total electricity revenue. Elmore pays royalties of approximately 5% of energy revenues. Vulcan pays royalties of 4.167% of energy revenues.

     The Salton Sea Project's weighted average royalty expense in 1997 was approximately 6.1%. The royalties are paid to numerous recipients based on varying percentages of electrical revenue or steam production multiplied by published indices.

     The Imperial Valley Projects had royalty expense included in operating expenses of $14,343, $10,228 and $10,398 in the years ended December 31, 1997, 1996 and 1995, respectively.


SIGNIFICANT CUSTOMERS AND CONTRACTS

     All of the Company's sales of electricity from the Coso Project and Imperial Valley Project, which comprise approximately 20% of 1997 operating revenue, are to Southern California Edison Company ("Edison") and are under long-term power purchase contracts.

     The Coso Project and the Partnership Project sell all electricity generated by the respective plants pursuant to seven long-term SO4 Agreements between the projects and Edison. These SO4 Agreements provide for capacity payments, capacity bonus payments and energy payments. Edison makes fixed annual capacity and capacity bonus payments to the projects to the extent that capacity factors exceed certain benchmarks. The price for capacity and capacity bonus payments is fixed for the life of the SO4 Agreements. Energy is sold at increasing scheduled rates for the first ten years after firm operation and thereafter at Edison's Avoided Cost of Energy.

     The scheduled energy price periods of the Coso Project SO4 Agreements extended until at least August 1997 for each of the units operated by the Navy I Partnership and extend until at least March 1999 and January 2000 for each of the units operated by the BLM and Navy II Partnerships, respectively. The Company's share of aggregate annual capacity payments is approximately $17,000 and its share of aggregate bonus payments is approximately $3,000.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The scheduled energy price periods of the Partnership Project SO4 Agreements extended until February 1996 for the Vulcan Partnership and extend until December 1998, December 1998, and December 1999 for each of the Hoch (Del Ranch), Elmore and Leathers Partnerships, respectively. The annual capacity payments are approximately $24,500 and the bonus payments are approximately $4,400 in aggregate for the four plants.

     Excluding Navy I and Vulcan, which are receiving Edison's Avoided Cost of Energy, the Company's SO4 Agreements provide for energy rates ranging from 12.8 cents per kWh in 1997 to 15.6 cents per kWh in 1999. The weighted average energy rate for all of the Company's SO4 Agreements was 12.0 cents per kWh in 1997.

     Salton Sea I sells electricity to Edison pursuant to a 30-year negotiated power purchase agreement, as amended (the "Salton Sea I PPA"), which provides for capacity and energy payments. The energy payment is calculated using a Base Price which is subject to quarterly adjustments based on a basket of indices. The time period weighted average energy payment for Salton Sea I was 5.3 cents per kWh during 1997. As the Salton Sea I PPA is not an SO4 Agreement, the energy payments do not revert to Edison's Avoided Cost of Energy. The capacity payment is approximately $1,100 per annum.

     Salton Sea II and Salton Sea III sell electricity to Edison pursuant to 30-year modified SO4 Agreements that provide for capacity payments, capacity bonus payments and energy payments. The price for contract capacity and contract capacity bonus payments is fixed for the life of the modified SO4 Agreements. The energy payments for the first ten year period, which period expires in April 2000 and February 1999 are levelized at a time period weighted average of 10.6 cents per kWh and 9.8 cents per kWh for Salton Sea II and Salton Sea III, respectively. Thereafter, the monthly energy payments will be Edison's Avoided Cost of Energy. For Salton Sea II only, Edison is entitled to receive, at no cost, 5% of all energy delivered in excess of 80% of contract capacity through September 30, 2004. The annual capacity and bonus payments for Salton Sea II and Salton Sea III are approximately $3,300 and $9,700, respectively.

     The Salton Sea IV Project sells electricity to Edison pursuant to a modified SO4 agreement which provides for contract capacity payments on 34 MW of capacity at two different rates based on the respective contract capacities deemed attributable to the original Salton Sea PPA option (20 MW) and to the original Fish Lake PPA (14 MW). The capacity payment price for the 20 MW portion adjusts quarterly based upon specified indices and the capacity payment price for the 14 MW portion is a fixed levelized rate. The energy payment (for deliveries up to a rate of 39.6 MW) is at a fixed price for 55.6% of the total energy delivered by Salton Sea IV and is based on an energy payment schedule for 44.4% of the total energy delivered by Salton Sea IV. The contract has a 30-year term but Edison is not required to purchase the 20 MW of capacity and energy originally attributable to the Salton Sea I PPA option after September 30, 2017, the original termination date of the Salton Sea I PPA.

     For the year ended December 31, 1997, and 1996 Edison's average Avoided Cost of Energy was 3.3 cents and 2.5 cents, respectively, per kWh which is substantially below the contract energy prices earned for the year ended December 31, 1997. Estimates of Edison's future Avoided Cost of Energy vary substantially from year to year. The Company cannot predict the likely level of Avoided Cost of Energy prices under the SO4 Agreements and the modified SO4 Agreements at the expiration of the scheduled payment periods. The revenues generated by each of the projects operating under SO4 Agreements could decline significantly after the expiration of the respective scheduled payment periods.



PHILIPPINE PROJECTS

     The Upper Mahiao Project was deemed complete in June 1996 and began receiving capacity payments pursuant to the Upper Mahiao Energy Conversion Agreement ("ECA"), in July of 1996. The project is structured as a ten year build-own-operate-transfer project ("BOOT"), in which the Company's subsidiary CE Cebu Geothermal Power Company, Inc. ("CE Cebu"), the project company, is responsible for providing operations and maintenance during the ten year BOOT period. The electricity generated by the Upper Mahiao geothermal power plant is sold to PNOC-Energy Development Corporation

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

("PNOC-EDC"), which is also responsible for supplying the facility with the geothermal steam. After the ten year cooperation period, and the recovery by the Company of its capital investment plus incremental return, the plant will be transferred to PNOC-EDC at no cost.

     PNOC-EDC is obligated to pay for electric capacity that is nominated each year by CE Cebu, irrespective of whether PNOC-EDC is willing or able to accept delivery of such capacity. PNOC-EDC pays to CE Cebu a fee (the "Capacity Fee") based on the plant capacity nominated to PNOC-EDC in any year (which, at the plant's design capacity, is approximately 95% of total contract revenues) and a fee (the "Energy Fee") based on the electricity actually delivered to PNOC-EDC (approximately 5% of total contract revenues). Payments under the Upper Mahiao ECA are denominated in U.S. Dollars, or computed in U.S. dollars and paid in Philippine pesos at the then-current exchange rate, except for the Energy Fee. Significant portions of the Capacity Fee and Energy Fee are indexed to U.S. and Philippine inflation rates, respectively. PNOC-EDC's payment requirements, and its other obligations under the Upper Mahiao ECA are supported by the Government of the Philippines through a performance undertaking.

     Unit I of the Malitbog Project (the "Malitbog Project") was deemed complete in July 1996 and Units II and III in July 1997 at which times such units commenced receiving capacity payments under the Malitbog ECA. The Malitbog Project is owned and operated by Visayas Geothermal Power Company ("VGPC"), a Philippine general partnership that is wholly owned, indirectly, by the Company. Under its contract, VGPC is to sell 100% of its output on substantially the same basis as described above for the Upper Mahiao Project to PNOC-EDC, which will in turn sell the power to the National Power Corporation of the Philippines ("NPC"). However, VGPC receives 100% of its revenues from such sales in the form of capacity payments. As with the Upper Mahiao Project, the Malitbog Project is structured as a ten year BOOT, in which the Company is responsible for providing operations and maintenance for the ten year BOOT period. After a ten year cooperation period, and the recovery by the Company of its capital investment plus incremental return, the plant will be transferred to PNOC-EDC at no cost.

     The Mahanagdong Project (the "Mahanagdong Project") was deemed complete in July 1997 and accordingly, the Mahanagdong Project began receiving capacity payments pursuant to the Mahanagdong ECA in August of 1997. The Mahanagdong Project is owned and operated by CE Luzon Geothermal Power Company, Inc., a Philippine corporation, that is expected to be indirectly owned by the Company (after the KDG Acquisition) subject to a minority partner participation. The electricity generated by the Mahanagdong Project will be sold to PNOC-EDC on a "take or pay" basis, which is also responsible for supplying the facility with the geothermal steam. The terms of the Mahanagdong ECA are substantially similar to those of the Upper Mahiao ECA. All of PNOC-EDC's obligations under the Mahanagdong ECA are supported by the Government of the Philippines through a performance undertaking. The capacity fees are expected to be approximately 97% of total revenues at the design capacity levels and the energy fees are expected to be approximately 3% of such total revenues.


GAS PROJECTS

     The Saranac Project sells electricity to New York State Electric & Gas pursuant to a 15 year negotiated power purchase agreement (the "Saranac PPA"), which provides for capacity and energy payments. Capacity payments, which in 1997 total 2.2 cents per kWh, are received for electricity produced during "peak hours" as defined in the Saranac PPA and escalate at approximately 4.1% annually for the remaining term of the contract. Energy payments, which average
6.6 cents per kWh in 1997, escalate at approximately 4.4% annually for the remaining term of the Saranac PPA. The Saranac PPA expires in June of 2009.

     The Power Resources Project sells electricity to Texas Utilities Electric Company ("TUEC") pursuant to a 15 year negotiated power purchase agreement (the "Power Resources PPA"), which provides for capacity and energy payments. Capacity payments and energy payments, which in 1997 are

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

$3,032 per month and 2.96 cents per kWh, respectively, escalate at 3.5% annually for the remaining term of the Power Resources PPA. The Power Resources PPA expires in September 2003.

     The NorCon Project sells electricity to Niagara Mohawk Power Corporation ("Niagara") pursuant to a 25 year negotiated power purchase agreement (the "NorCon PPA") which provides for energy payments calculated pursuant to an adjusting formula based on Niagara's ongoing Tariff Avoided Cost and the contractual Long-Run Avoided Cost. The NorCon PPA term extends through December 2017. The Company and Niagara are currently engaged in discussions regarding a potential restructuring or buyout and termination of the NorCon PPA.

     The Yuma Project sells electricity to SDG&E under an existing 30-year power purchase contract. The energy is sold at SDG&E's Avoided Cost of Energy and the capacity is sold to SDG&E at a fixed price for the life of the power purchase contract. The contract term extends through May 2024.


NEVADA AND UTAH PROPERTIES

     Roosevelt Hot Springs. The Company operates and owns an approximately 70% interest in a geothermal steam field which supplies geothermal steam to a 23 net MW power plant owned by Utah Power & Light Company ("UP&L") located on the Roosevelt Hot Springs property under a 30-year steam sales contract.

     The Company obtained approximately $20,317 cash under a pre-sale agreement with UP&L whereby UP&L paid in advance for the steam produced by the steam field. The Company must make certain penalty payments to UP&L if the steam produced does not meet certain quantity and quality requirements.

     Desert Peak. The Company is the owner and operator of a geothermal plant at Desert Peak, Nevada that is currently selling electricity to Sierra Pacific Power Company ("Sierra") at Sierra's Avoided Cost. Subsequent to year end, an indirect subsidiary of the Company entered into a lease agreement whereby they will lease the facility to another power producer and receive rental payments.


SALTON SEA MINERALS EXTRACTION

     The Company developed and owns the rights to a proprietary process for the extraction of minerals from elements in solution in the geothermal brine and fluids utilized at its Imperial Valley plants (the "Salton Sea Extraction Project") as well as the production of power to be used in the extraction process. A pilot plant has successfully produced commercial quality zinc at the Company's Imperial Valley Project. The Company is also investigating producing silica from the solids precipitated out of the geothermal power process.


TELEPHONE FLAT

     Under a Bonneville Power Administration ("BPA") geothermal pilot program, the Company has been developing a 30 net MW geothermal project which was originally located in the Newberry Known Geothermal Resource Area in Deschutes County, Oregon (the "Telephone Flat Project"). Pursuant to an amended power sales contract the project has been relocated to Telephone Flat and BPA has agreed to purchase 30 MW from the project with an option to purchase up to an additional 100 MW. The movement of the project to this alternative location and BPA's purchase obligation are subject to obtaining a final environmental impact statement relating to the new site location. Completion of this project is subject to a number of significant uncertainties and cannot be assured.


6. EQUITY INVESTMENTS

     At December 31, 1997, the Company had an indirect ownership of approximately 35% in the Casecnan Project, a combined irrigation and 150 net MW hydroelectric power generation project located

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS on the island of Luzon in the Philippines. The Company is expected to indirectly own approximately 70% of the Casecnan Project after the KDG Acquisition.

     The Company had an indirect ownership of 50% in the Mahanagdong Project, subject to a minority partner participation. The Company will indirectly own 100% of the Mahanagdong Project after the KDG Acquisition.

     The Company has an approximate 45% economic interest in Saranac Power Partners, L.P. and a 20% economic interest in NorCon Power Partners, L.P. as part of the Falcon Seaboard acquisition.

     Summary financial information for these equity investments follows:




                                                   CASECNAN       SARANAC       NORCON      MAHANAGDONG
                                                 ------------  ------------  ------------  ------------
As of and for the year ended December 31, 1997:
Assets ........................................   $ 482,527     $ 315,671     $ 118,415     $ 294,250
Liabilities ...................................     384,369       211,299       115,487       197,575
Net income (loss) .............................     (11,267)       43,097         4,072        14,996
As of and for the year ended December 31, 1996:
Assets ........................................     492,166       325,174       125,956       240,222
Liabilities ...................................     380,737       213,326       121,223       168,512
Net income (loss) .............................     (11,207)       40,005           (53)        N/A

7. PARENT COMPANY DEBT

     Parent company debt comprises the following at December 31:




                                                            1997             1996
                                                       --------------   --------------
   Senior discount notes ...........................    $   529,640      $   527,535
   9.5% senior notes ...............................        224,205          224,150
   7.63% senior notes ..............................        350,000               --
   Limited recourse senior secured notes* ..........        200,000          200,000
   CalEnergy credit facility .......................             --          100,000
   Revolving credit facility .......................             --           95,000
                                                        -----------      -----------
                                                        $ 1,303,845      $ 1,146,685
                                                        ===========      ===========

----------
* The amount of recourse obligation to the parent was $0 at December 31, 1997.


SENIOR DISCOUNT NOTES

     In March 1994, the Company issued $400,000 of 10 1/4% Senior Discount Notes which accrete to an aggregate principal amount of $529,640 at maturity in 2004. The original issue discount was amortized from the issue date through January 15, 1997, during which time no cash interest was paid on the Senior Discount Notes. Cash interest on the Senior Discount Notes is payable semiannually on January 15 and July 15 of each year, commencing July 15, 1997. The Senior Discount Notes are redeemable at any time on or after January 15, 1999 initially at a redemption price of 105.125% declining to 100% on January 15, 2002 plus accrued interest to the date of redemption. The Senior Discount Notes are unsecured senior obligations of the Company.

     The Senior Discount Notes prohibit payment of cash dividends unless certain financial ratios are met and unless the dividends do not exceed 50% of the Company's accumulated adjusted consolidated net income as defined, subsequent to April 1, 1994, plus the proceeds of any stock issuance.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.5% SENIOR NOTES

     On September 20, 1996, the Company issued $225,000 of 9.5% Senior Notes (the "9.5% Senior Notes") due 2006. Interest on the 9.5% Senior Notes is payable semiannually on March 15 and September 15 of each year, commencing March 15, 1997. The 9.5% Senior Notes are redeemable at any time on or after September 15, 2001 initially at a redemption price of 104.75% declining to 100% on September 15, 2004 plus accrued interest to the date of redemption. The 9.5% Senior Notes are unsecured senior obligations of the Company.


7.63% SENIOR NOTES

     On October 28, 1997, the Company issued $350,000 of 7.63% Senior Notes (the "7.63% Senior Notes") due 2007. Interest on the 7.63% Senior Notes will be payable semiannually on April 15 and October 15 of each year, commencing April 15, 1998. The 7.63% Senior Notes are unsecured senior obligations of the Company.


LIMITED RECOURSE SENIOR SECURED NOTES

     On July 21, 1995, the Company issued $200,000 of 9 7/8% Limited Recourse Senior Secured Notes Due 2003 (the "Notes"). Interest on the Notes is payable on June 30 and December 30 of each year, commencing December 1995. The Notes are secured by an assignment and pledge of 100% of the outstanding capital stock of Magma and are recourse only to such Magma capital stock, the Company's interest in a secured Magma note and general assets of the Company equal to the Restricted Payment Recourse Amount, as defined in the Note Indenture ("Note Indenture"), which was $0 at December 31, 1997.

     At any time or from time to time on or prior to June 30, 1998, the Company may, at its option, use all or a portion of the net cash proceeds of a Company equity offering (as defined in the Note Indenture) and shall at any time use all of the net cash proceeds of any Magma equity offering (as defined in the Note Indenture) to redeem up to an aggregate of 35% of the principal amount of the Notes originally issued at a redemption price equal to 109.875% of the principal amount thereof plus accrued interest to the redemption date. On or after June 30, 2000, the Notes are redeemable at the option of the Company, in whole or in part, initially at a redemption price of 104.9375% declining to 100% on June 30, 2002 and thereafter, plus accrued interest to the date of redemption.


CALENERGY CREDIT FACILITY

     On October 28, 1996, the Company obtained a $100,000 credit facility (the "CalEnergy Credit Facility") of which the Company had drawn $100,000 as of December 31, 1996. The Company has repaid the entire balance of the CalEnergy Credit Facility.


REVOLVING CREDIT FACILITY

     On July 8, 1996, the Company obtained a $100,000 three year revolving credit facility. On November 26, 1997, the credit facility was amended and increased to $400,000 and extended to November 2000. The facility is unsecured and is available to fund working capital requirements and finance future business expansion opportunities.


ANNUAL REPAYMENTS OF PARENT COMPANY DEBT

     There are no annual repayments of the parent company debt due for the next five years.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. SUBSIDIARY AND PROJECT DEBT:


     Project loans held by subsidiaries and projects which are non recourse to the Company comprise the following at December 31:




                                                                   1997             1996
                                                              --------------   --------------
   Salton Sea Notes and Bonds .............................    $   448,754      $   538,982
   Northern eurobonds .....................................        427,732          439,192
   U.K. credit facility ...................................             --          128,423
   CE Electric UK Funding Company Senior Notes ............        357,331               --
   CE Electric UK Funding Company Sterling Bonds ..........        322,534               --
   Power Resources project debt ...........................        103,334          114,571
   Coso Funding Corp. project loans .......................        106,616          148,346
   Construction loans .....................................        416,744          300,951
   Other ..................................................          5,962            7,927
                                                               -----------      -----------
                                                               $ 2,189,007      $ 1,678,392
                                                               ===========      ===========

     Each of the Company's direct or indirect subsidiaries is organized as a legal entity separate and apart from the Company and its other subsidiaries. Pursuant to separate project financing agreements, the assets of each subsidiary are pledged or encumbered to support or otherwise provide the security for their own project or subsidiary debt. It should not be assumed that any asset of any such subsidiary will be available to satisfy the obligations of the Company or any of its other such subsidiaries; provided, however, that unrestricted cash or other assets which are available for distribution may, subject to applicable law and the terms of financing arrangements of such parties, be advanced, loaned, paid as dividends or otherwise distributed or contributed to the Company or affiliates thereof. "Subsidiaries" means all of CalEnergy's direct or indirect subsidiaries (1) owning interests in the Coso, Imperial Valley, Saranac, NorCon, Power Resources, Mahanagdong, Malitbog, Upper Mahiao, Casecnan, Dieng and Patuha projects or (2) owning interests in the subsidiaries that own interests in the foregoing projects.


SALTON SEA NOTES AND BONDS


     The Salton Sea Funding Corporation, a wholly owned subsidiary of the Company, (the "Funding Corporation") debt securities are as follows:




                                                 FINAL
                   SENIOR SECURED SERIES         DATE           RATE          1997          1996
                  -----------------------   --------------   ----------   -----------   ------------
July 21, 1995             A Notes           May 30, 2000     6.69%         $  97,354     $ 161,732
July 21, 1995             B Bonds           May 30, 2005     7.37%           133,000       133,000
July 21, 1995             C Bonds           May 30, 2010     7.84%           109,250       109,250
June 20, 1996             D Notes           May 30, 2000     7.02%            44,150        70,000
June 20, 1996             E Bonds           May 30, 2011     8.30%            65,000        65,000
                                                                           ---------     ---------
                                                                           $ 448,754     $ 538,982
                                                                           =========     =========

     Principal and interest payments are made in semi-annual installments. The Salton Sea Notes and Bonds are secured by the Company's four existing Salton Sea plants as well as an assignment of the right to receive various royalties payable to Magma in connection with its Imperial Valley properties and distributions from the Partnership Project. The Salton Sea Notes and Bonds are nonrecourse to the Company.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Pursuant to a depository agreement, Funding Corporation established a debt service reserve fund in the form of a letter of credit in the amount of $70,430 from which scheduled interest and principal payments can be made.


NORTHERN EUROBONDS

     The Northern debt includes a debenture due in 1999, which bears a fixed interest rate of 12.661%. The debt also includes bearer bonds repayable in 2005 and 2020, bearing fixed interest rates of 8.625% and 8.875%, respectively.

     The balance at December 31, 1997 and 1996 consists of the following:




                                          1997          1996
                                      -----------   -----------
   Debenture due 1999 .............    $  97,530     $  99,924
   Bearer bonds due 2005 ..........      165,236       171,130
   Bearer bonds due 2020 ..........      164,966       168,138
                                       ---------     ---------
                                       $ 427,732     $ 439,192
                                       =========     =========

U.K. CREDIT FACILITY

     On October 28, 1996, CE Holdings, an indirect subsidiary of the Company, obtained a pounds sterling 560,000 five year term loan and revolving credit facility (the "U.K. Credit Facility"). The Company did not guarantee, nor was it otherwise subject to recourse for, amounts borrowed under the U.K. Credit Facility. The agreement placed restrictions on distributions from CE Electric to any of its shareholders based on certain financial ratios. CE Electric has repaid the entire U.K. Credit Facility through the use of proceeds from the senior note and sterling bond offerings of CE Electric UK Funding Company described below.


CE ELECTRIC UK FUNDING COMPANY SENIOR NOTES AND STERLING BONDS

     On December 15, 1997, CE Electric UK Funding Company, an indirect subsidiary of the Company (the "Funding Company"), issued $125,000 of 6.853% senior notes due 2004, and $237,000 of 6.995% senior notes due 2007 (collectively, the "CE Electric UK Funding Company Senior Notes"), and pounds sterling 200,000 of 7.25% Sterling Bonds due 2022. The CE Electric UK Funding Company Senior Notes and Sterling Bonds prohibit distributions to any of its shareholders unless certain financial ratios are met by the Funding Company.


POWER RESOURCES PROJECT FINANCING DEBT

     Power Resources, an indirect wholly-owned subsidiary, has project financing debt consisting of a term loan payable to a consortium of banks with interest and principal due quarterly through October 2003. The debt carries fixed interest rates of 10.385% and 10.625%.


COSO FUNDING CORP. PROJECT LOANS

     The Coso Funding Corp. project loans are from Coso Funding Corp., a single-purpose corporation formed to issue notes for its own account and act as an agent on behalf of the Coso Project. The Coso Funding Corp. project loans carry a fixed interest rate with weighted average interest rates of 8.65% and 8.46% at December 31, 1997 and 1996, respectively. The loans have scheduled repayments through December 2001. The Coso Project has established irrevocable letters of credit of $67,850 as a debt service reserve fund.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNUAL REPAYMENTS OF SUBSIDIARY AND PROJECT DEBT

     The annual repayments of the subsidiary and project debt, excluding construction loans, for the years beginning January 1, 1998 and thereafter are as follows:




                                                      CE ELECTRIC UK
                        SALTON SEA                   FUNDING COMPANY                     COSCO
                         NOTES AND      NORTHERN       SENIOR NOTES        POWER        FUNDING
                           BONDS       EUROBONDS      STERLING BONDS     RESOURCES       CORP.         OTHER          TOTAL
                       ------------   -----------   -----------------   -----------   -----------   ----------   --------------
1998 ...............    $ 106,938      $      --        $      --        $  12,805     $  38,912     $ 1,544      $   160,199
1999 ...............       57,836         97,530               --           14,268        31,717       1,297          202,648
2000 ...............       25,072             --               --           16,087         4,080       1,051           46,290
2001 ...............       22,376             --               --           18,119        31,907         838           73,240
2002 ...............       24,298             --               --           20,312            --       1,232           45,842
Thereafter .........      212,234        330,202          679,865           21,743            --          --        1,244,044
                        ---------      ---------        ---------        ---------     ---------     -------      -----------
                        $ 448,754      $ 427,732        $ 679,865        $ 103,334     $ 106,616     $ 5,962      $ 1,772,263
                        =========      =========        =========        =========     =========     =======      ===========

CONSTRUCTION LOANS

     The Company's allocable share of non-recourse project construction loans comprise the following at December 31:




                                               1997           1996
                                           ------------   -----------
   Upper Mahiao ........................    $ 150,628      $ 150,628
   Malitbog ............................      176,657        137,881
   CE Indonesia Funding Corp. ..........       89,459         12,442
                                            ---------      ---------
                                            $ 416,744      $ 300,951
                                            =========      =========

     The Upper Mahiao and Malitbog construction loans are scheduled to be replaced by non-recourse term project financing upon completion of construction and commencement of commercial operations.


UPPER MAHIAO CONSTRUCTION LOAN

     Draws on the construction loan for the Upper Mahiao geothermal power project at December 31, 1997 totaled $150,628. A consortium of international banks provided the construction financing with variable interest rates based on LIBOR or "Prime" with interest payments due every quarter and at LIBOR maturity. The weighted average interest rate at December 31, 1997 and 1996 is approximately 8.43% and 8.01%, respectively. The Export-Import Bank of the U.S. ("Ex-Im Bank") is providing political risk insurance to commercial banks on the construction loan. The construction loan is expected to be converted to a term loan promptly after NPC completes the full capacity transmission line, which is currently expected in 1998. The largest portion of the term loan for the project will also be provided by Ex-Im Bank. The term financing for the Ex-Im Bank loan will be at a fixed interest rate of 5.95%.


MALITBOG CONSTRUCTION LOAN

     Draws on the construction loan for the Malitbog geothermal power project at December 31, 1997 totaled $176,657. International banks and the Overseas Private Investment Corporation ("OPIC") have provided the construction and term loan facilities at variable interest rates (weighted average of 8.48% and 8.15% at December 31, 1997 and 1996, respectively). The international bank portion of the debt will be insured by OPIC against political risks and the Company's equity contribution to Visayas Geothermal

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Power Company ("VGPC") is covered by political risk insurance from the Multilateral Investment Guarantee Agency and OPIC. The construction loan is expected to be converted to a term loan promptly after NPC completes the full capacity transmission line, which is currently expected in 1998.


CE INDONESIA FUNDING CORP.


     In June 1997, the Company's indirect special-purpose subsidiary, CE Indonesia Funding Corp., entered into a $400,000 revolving credit facility (which is nonrecourse to the Company) to finance the development and construction of the Company's geothermal power facilities in Indonesia. This credit facility was used in part to replace the original project financing for Himpurna California Energy's Dieng Unit I. At December 31, 1997, the Company's share of the credit facility relating to Dieng Unit I was $50,481 and carried a variable interest rate (weighted average of 7.44% at December 31, 1997).


     On November 18, 1997, Himpurna California Energy announced the funding of the Dieng Unit II project pursuant to the CE Indonesia Funding Corp. facility arranged in June 1997. At December 31, 1997, the Company's share of the credit facility relating to Dieng Unit II was $11,211 and carried a variable interest rate (weighted average of 7.48% at December 31, 1997).


     On September 2, 1997, Patuha Power announced the funding of the Patuha Unit I project pursuant to the CE Indonesia Funding Corp. facility arranged in June 1997. At December 31, 1997, the Company's share of the credit facility relating to Patuha was $27,767 and carried a variable interest rate (weighted average of 7.44% at December 31, 1997).


9.  INCOME TAXES


     Provision for income taxes is comprised of the following at December 31:




                            1997         1996        1995
                        -----------   ---------   ---------
   Currently payable:
   State ............     $ 5,084      $ 7,520     $ 5,510
   Federal ..........      33,114       19,873      11,138
   Foreign ..........       5,262        2,176          --
                          -------      -------     -------
                           43,460       29,569      16,648
                          -------      -------     -------
   Deferred:
   State ............        (264)       1,619         921
   Federal ..........      14,579        9,209      13,062
   Foreign ..........      41,269        1,424          --
                          -------      -------     -------
                           55,584       12,252      13,983
                          -------      -------     -------
   Total ............     $99,044      $41,821     $30,631
                          =======      =======     =======

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     A reconciliation of the federal statutory tax rate to the effective tax rate applicable to income before provision for income taxes follows:




                                                                     1997          1996          1995
                                                                 -----------   -----------   -----------
   Federal statutory rate ....................................       35.00%        35.00%        35.00%
   Percentage depletion in excess of cost depletion ..........       (3.77)        (6.12)        (7.38)
   Investment and energy tax credits .........................       ( .64)        (8.34)        (1.80)
   State taxes, net of federal tax effect ....................        1.59          4.38          4.09
   Goodwill amortization .....................................        2.06          2.51          2.53
   Non-deductible expense ....................................        1.33           .84          1.10
   Lease investment ..........................................          --            --         (2.18)
   Dividends on convertible preferred securities of
    subsidiary trusts* .......................................       (4.12)        (1.17)           --
   Tax effect of foreign income ..............................        2.64          2.54            --
   Asset valuation impairment ................................       15.47            --            --
   Other .....................................................         .75           .15           .20
                                                                     -----         -----         -----
   Effective tax rate ........................................       50.31%        29.79%        31.56%
                                                                     =====         =====         =====

----------
* Dividends on convertible preferred securities of subsidiary trusts are included in minority interest.

     Deferred tax liabilities (assets) are comprised of the following at December 31:




                                                                        1997            1996
                                                                   -------------   -------------
   Depreciation and amortization, net ..........................    $  802,215      $  725,366
   Pensions ....................................................        19,441          22,883
   Unremitted foreign earnings .................................        10,781           2,857
   Other .......................................................         3,324           3,262
                                                                    ----------      ----------
                                                                       835,761         754,368
                                                                    ----------      ----------
   Deferred contract costs .....................................      (193,996)       (128,745)
   Deferred income .............................................       (12,690)         (9,298)
   Energy and investment tax credits ...........................       (42,049)        (55,931)
   Advance corporation tax .....................................            --         (20,205)
   Alternative minimum tax credits .............................       (39,402)        (50,819)
   Accruals not currently deductible for tax purposes ..........       (31,561)        (13,372)
   Other .......................................................        (7,004)         (6,799)
                                                                    ----------      ----------
                                                                      (326,702)       (285,169)
                                                                    ----------      ----------
   Net deferred taxes ..........................................    $  509,059      $  469,199
                                                                    ==========      ==========

     The Company has unused investment and geothermal energy tax credit carryforwards of approximately $42,049 expiring between 2004 and 2012. The Company also has approximately $39,402 of alternative minimum tax credit carryforwards which have no expiration date.


10. COMPANY-OBLIGATED MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED SECURITIES OF SUBSIDIARY TRUSTS

     The Company has organized special purpose Delaware business trusts ("Trust I", "Trust II" and "Trust III" or collectively, the "Trusts") pursuant to their respective amended and restated declarations of trusts (collectively, the "Declarations"). On April 12, 1996, February 26, 1997 and August 12, 1997, the

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company, through these Trusts, issued Company-obligated mandatorily redeemable convertible preferred securities (collectively, the "Trust Securities") as follows:




            ISSUER                   ISSUE DATE          RATE         AMOUNT      CONVERSION RATE
-----------------------------   -------------------   ----------   -----------   ----------------
CalEnergy Capital Trust I       April 12, 1996            6.25%     $103,930           1.6728
CalEnergy Capital Trust II      February 26, 1997         6.25%     $180,000           1.1655
CalEnergy Capital Trust III     August 12, 1997           6.50%     $270,000           1.047

     The Company owns all of the common securities of the Trusts. The Trust Securities have a liquidation preference of fifty dollars each and represent undivided beneficial ownership interests in each of the Trusts. The assets of the Trusts consist solely of the Company's Convertible Subordinated Debentures due March 10, 2016, February 25, 2012 and September 1, 2027, respectively, in outstanding aggregate principal amounts of $103,930, $180,000 and $270,000, respectively (collectively, the "Junior Debentures") issued pursuant to their respective indentures. The indentures include agreements by the Company to pay expenses and obligations incurred by the Trusts. Each Trust Security with a par value of $50 is convertible at the option of the holder at any time into shares of CalEnergy Common Stock based on the conversion rate and subject to customary anti-dilution adjustments.

     Until converted into the Company's Common Stock, the Trust Securities will have no voting rights with respect to the Company and, except under certain limited circumstances, will have no voting rights with respect to the Trusts. Distributions on the Trust Securities (and Junior Debentures) are cumulative, accrue from the date of initial issuance and are payable quarterly in arrears. The Junior Debentures are subordinated in right of payment to all senior indebtedness of the Company and the Junior Debentures are subject to certain covenants, events of default and optional and mandatory redemption provisions, all as described in the Junior Debenture indentures.

     Pursuant to Preferred Securities Guarantee Agreements (collectively, the "Guarantees"), between the Company and a preferred guarantee trustee, the Company has agreed irrevocably to pay to the holders of the Trust Securities, to the extent that the Trustee has funds available to make such payments, quarterly distributions, redemption payments and liquidation payments on the Trust Securities. Considered together, the undertakings contained in the Declarations, Junior Debentures, Indentures and Guarantees constitute full and unconditional guarantees by the Company of the Trusts' obligations under the Trust Securities.

11. PREFERRED STOCK

     On December 1, 1988, the Company distributed a dividend of one preferred share purchase right ("right") for each outstanding share of common stock. The rights are not exercisable until ten days after a person or group acquires or has the right to acquire, beneficial ownership of 20% or more of the Company's common stock or announces a tender or exchange offer for 30% or more of the Company's common stock. Each right entitles the holder to purchase one one-hundredth of a share of Series A junior preferred stock for $52. The rights may be redeemed by the Board of Directors up to ten days after an event triggering the distribution of certificates for the rights. The rights will expire, unless previously redeemed or exercised, on November 30, 1998. The rights are automatically attached to, and trade with, each share of common stock.

12.  STOCK OPTIONS AND RESTRICTED STOCK

     The Company has issued various stock options. As of December 31, 1997, a total of 6,949 shares are reserved for stock options, of which 6,780 shares have been granted and remain outstanding at prices of $3.74 to $40.81 per share.

     The Company has stock option plans under which shares were reserved for grant as incentive or non-qualified stock options, as determined by the Board of Directors. The plans allow options to be

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS granted at 85% of their fair market value at the date of grant. Generally, options are issued at 100% of fair market value at the date of grant. Options granted under the 1996 Plan become exercisable over a period of two to five years and expire if not exercised within ten years from the date of grant or, in some instances, a lesser term. Prior to the 1996 Plan, the Company granted 256 options at fair market value at date of grant which had terms of ten years and were exercisable at date of grant. In addition, the Company had issued approximately 138 options to consultants on terms similar to those issued under the 1996 Plan. The non-1996 plan options are primarily options granted to Kiewit.


     The Company granted 500 shares of restricted common stock with an aggregate market value of $9,500 in exchange for the relinquishment of 500 stock options which were canceled by the Company. The shares have all rights of a shareholder, subject to certain restrictions on transferability and risk of forfeiture. Unearned compensation equivalent to the market value of the shares at the date of issuance was charged to stockholders' equity. Such unearned compensation was amortized over the vesting period of which 125 shares were immediately vested and the remaining 375 shares vested through January 1, 1998. Accordingly, $5,471, $1,535 and $2,494 of unearned compensation was charged to general and administrative expense in 1997, 1996 and 1995, respectively.


TRANSACTIONS IN STOCK OPTIONS


                                                                                       OPTIONS OUTSTANDING
                                                                         ------------------------------------------------
                                       SHARES AVAILABLE
                                        FOR GRANT UNDER                     OPTION PRICE      WEIGHTED AVG
                                       1996 OPTION PLAN       SHARES         PER SHARES       OPTION PRICE       TOTAL
                                      ------------------   -----------   -----------------   --------------   -----------
Balance December 31, 1994 .........             86             9,601      $3.00 - $19.00        $  12.84       $ 123,277
                                                --             -----     -----------------      --------       ---------
Options granted ...................           (396)              396     $15.81 - $19.00           18.15           7,188
Options terminated ................            571              (571)    $14.88 - $19.00           18.69         (10,673)
Options exercised .................             --              (135)     $3.00 - $15.94            3.41            (460)
                                              ----             -----     -----------------      --------       ---------
Balance December 31, 1995 .........            261             9,291      $3.00 - $19.00           12.84         119,332
Options granted ...................         (1,157)            1,157     $25.06 - $30.38           28.17          32,590
Options terminated ................            468              (468)     $3.00 - $19.00           17.96          (8,406)
Options exercised .................             --            (5,203)     $3.00 - $21.68           11.13         (57,931)
Additional shares reserved
 under 1996 Option Plan ...........            739                --                  --              --              --
                                            ------            ------             -------        --------       ---------
Balance December 31, 1996 .........            311             4,777      $3.00 - $30.38           17.92          85,585
                                            ------            ------     -----------------      --------       ---------
Options granted ...................         (2,307)            2,513     $29.06 - $40.81           34.80          87,457
Options terminated ................            165              (165)     $3.00 - $29.06           20.04          (3,307)
Options exercised .................             --              (345)     $3.74 - $29.06           13.28          (4,583)
Additional shares reserved
 under 1996 Option Plan ...........          2,000                --                  --              --              --
                                            ------            ------             -------        --------       ---------
Balance December 31, 1997 .........            169             6,780      $3.74 - $40.81        $  24.36       $ 165,152
                                            ======            ======     ================       ========       =========
Options exercisable at:
 December 31, 1995 ................                            8,229      $3.00 - $19.00        $  12.26       $ 100,886
 December 31, 1996 ................                            3,071      $3.00 - $30.38        $  14.25       $  43,770
 December 31, 1997 ................                            3,665      $3.74 - $40.19        $  18.12       $  66,425
                                                              ======     =================      ========       =========

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The following table summarizes information about stock options outstanding and exercisable as of December 31, 1997:




                                     OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
                    ------------------------------------------------------   -------------------------------
                                        WEIGHTED             WEIGHTED                            WEIGHTED
     RANGE OF           NUMBER           AVERAGE        AVERAGE REMAINING        NUMBER          AVERAGE
 EXERCISE PRICES     OUTSTANDING     EXERCISE PRICE      CONTRACTUAL LIFE     EXERCISABLE     EXERCISE PRICE
-----------------   -------------   ----------------   -------------------   -------------   ---------------
 $3.74  $11.99         1,161              $11.22            3 years              1,161             $11.22
 12.00   21.99         2,020               16.90            6 years              1,739              16.82
 22.00   31.99         1,092               28.10            8 years                311              28.25
 32.00   40.81         2,507               34.83            9 years                454              34.12
--------------         -----              ------       -------------------       -----             ------
                       6,780              $24.36            7 years              3,665             $18.12
                       -----              ------       -------------------       -----             ------

     The Company applies the intrinsic value based method of accounting for its stock-based employee compensation plans. If the fair value based method had been applied for 1997, non-cash compensation expense and the effect on net income available to common stockholders and earnings per share would have been approximately $3,600, or $0.05 per share. If the fair value based method had been applied for 1996 and 1995, non-cash compensation expense and the effect on net income available to common stockholders and earnings per share would have been immaterial. The fair value for stock options was estimated using the Black-Scholes option pricing model with assumptions for the risk-free interest rate of 5.50% in 1997 and 6.00% in 1996 and 1995, expected volatility of 25% in 1997 and 22% in 1996 and 1995, expected life of approximately 3.7 years in 1997 and 4.5 years in 1996 and 1995, and no expected dividends. The weighted average fair value of options granted during 1997, 1996 and 1995 was $9.55, $8.62 and $5.72 per option, respectively.


13. COMMON STOCK SALES & RELATED OPTIONS

     On October 17, 1997, the Company completed the public offering of 17,100 shares of its common stock ("Common Stock") at $37 7/8 per share (the "Public Offering"). In addition, 2,000 shares of Common Stock were purchased from CalEnergy in a direct sale by a trust affiliated with Walter Scott, Jr., the Chairman and Chief Executive Officer of PKS (the "Direct Sale"), contemporaneously with the closing of the Public Offering. Proceeds from the Public Offering and the Direct Sale were approximately $699,920.

     Simultaneous with the acquisition of the remaining equity interest of Magma on February 24, 1995, the Company completed a public offering (the "Offering") of 18,170 shares of common stock, which amount included a direct sale by the Company to Kiewit of 1,500 shares and the exercise of underwriter over-allotment options for 1,500 shares, at a price of $17.00 per share. The Company received proceeds of $300,388 from the Offering.


14. ASSET VALUATION IMPAIRMENT CHARGE

     The non-recurring charge of $87,000 represents an asset valuation impairment charge under Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets," relating to CalEnergy's assets in Indonesia. Moreover, the Company intends to continue to take actions to attempt to require the Government of Indonesia to honor its contractual obligations; however, the ultimate outcome of the current uncertain situation in Indonesia with respect to the possible abrogation by the Indonesian government of the Dieng, Patuha and Bali contracts adds significant risk to the completion of those projects. Consequently, the charge of $87,000 represents the amount by which the carrying amount of such assets exceed the fair value of the assets determined by discounting the expected future net cash flows of the Indonesia projects, assuming proceeds from political risk insurance and no tax benefits.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. EXTRAORDINARY ITEM

     On July 31, 1997, the Finance Act in the United Kingdom was passed by Parliament and included the introduction of a one time so-called "windfall tax" equal to 23% of the difference between the price paid for Northern upon privatization and the Labour government's assessed "value" of Northern as calculated by reference to a formula set forth in the July budget. This amounted to $135,850, net of minority interest of $58,222, which was recorded as an extraordinary item. The first installment was paid December 1, 1997 and the second installment is payable on December 1, 1998.


16. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Although management uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. Therefore, the fair value estimates presented herein are not necessarily indicative of the amounts which the Company could realize in a current transaction.

     The methods and assumptions used to estimate fair value are as follows:

     Debt instruments -- The fair value of all debt issues listed on exchanges has been estimated based on the quoted market prices.

     Other financial instruments -- All other financial instruments of a material nature fall into the definition of short-term and fair value is estimated as the carrying amount.

     The carrying amounts in the table below are included under the indicated captions in Notes 7, 8 and 10.




                                                                            1997                      1996
                                                                  ------------------------   -----------------------
                                                                                ESTIMATED                  ESTIMATED
                                                                   CARRYING        FAIR       CARRYING       FAIR
                                                                     VALUE        VALUE         VALUE        VALUE
                                                                  ----------   -----------   ----------   ----------
Senior discount notes .........................................    $529,640     $569,148      $527,535     $556,971
9.5% Senior notes .............................................     224,205      243,615       224,150      229,866
7.63% Senior notes ............................................     350,000      352,857            --           --
Limited recourse senior secured notes .........................     200,000      217,829       200,000      212,560
CalEnergy credit facility .....................................          --           --       100,000      100,000
Revolving line of credit ......................................          --           --        95,000       95,000
Salton Sea notes and bonds ....................................     448,754      463,720       538,982      531,807
Northern eurobonds ............................................     427,732      482,064       439,192      445,830
Construction loans ............................................     416,744      416,744       300,951      300,951
Coso Funding Corp. project loans ..............................     106,616      112,932       148,346      153,650
CE Electric UK Funding Company Senior Notes ...................     357,331      357,331            --           --
CE Electric UK Funding Company Sterling Bonds .................     322,534      333,257            --           --
Power Resources project debt ..................................     103,334      103,334       114,571      114,571
U.K. credit facility ..........................................          --           --       128,423      128,423
Other .........................................................       5,962        5,962         7,927        7,927
Convertible preferred securities of subsidiary trusts .........     553,930      514,373       103,930      128,354
                                                                   --------     --------      --------     --------

17. INTEREST RATE SWAP AGREEMENTS

     On December 15, 1997, CE Electric UK Funding Company entered into certain interest rate swap agreements for the CE Electric UK Funding Company Senior Notes with two large multi-national

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS financial institutions. The swap agreements effectively convert the U.S. dollar fixed interest rate to a fixed rate in Sterling. For the $125,000 of 6.853% senior notes, the agreements extend until December 30, 2004 and convert the U.S. dollar interest rate to a fixed Sterling rate of 7.744%. For the $237,000 of 6.995% senior notes, the agreements extend until December 30, 2007 and convert the U.S. dollar interest rate to a fixed Sterling rate of 7.737%. The estimated fair value of these swap agreements is approximately $4,929 based on quotes from the counter party to these instruments and represents the estimated amount that the Company would expect to pay to terminate these agreements. It is the Company's intention to hold the swap agreements to their intended maturity.


18. REGULATORY MATTERS


     Northern is subject to price cap regulation. Price control formulas for the supply and distribution businesses are enforced by the Office of Electricity Regulation ("OFFER").


     In the distribution business the current price control is expected to last until 2000. The formula was reviewed with effect from April 1, 1995 and April 1, 1996 which resulted in one-time reductions in allowed income per unit distributed of about 17% and 13% respectively, with continuing real reductions in each of the subsequent three years 1997/98 to 1999/2000. The current formula requires that each year regulated distribution income per unit is increased or decreased by RPI-Xd where RPI reflects the average of the twelve month inflation rates recorded for the previous July to December period and Xd is set at 3%. The formula also takes account of the changes in system electrical losses, the number of customers connected and the voltage at which customers receive the units of electricity distributed.


     In the supply business the current formula applies only to customers with demands below 100kW. Under the current formula the purchase cost of electricity and the cost of transmission, distribution and the fossil fuel levy are passed through to customers in full. That part of the formula governing Northern's own supply business costs requires that this element of the permitted income falls by 2% per annum in real terms. The current formula is due to be replaced from April 1, 1998 with a new formula which will require Northern to reduce prices to those customers protected by the new price control from the level prevailing at August 1, 1997 by about 4.2% (minus inflation) with effect from April 1, 1998 and a further 3% (minus inflation) with effect from April 1, 1999.


     The market for electricity supplied to customers with demands over 1MW was opened to competition in 1990. In 1994 this limit was reduced to 0.1MW. In 1998, liberalization of the entire market is due to commence in stages with complete liberalization achieved by June 1999.


19. PENSION COMMITMENTS


     Northern participates in the Electricity Supply Pension Scheme, which provides pension and other related defined benefits, based on final pensionable pay, to substantially all employees throughout the Electricity Supply Industry in the United Kingdom.


     The actuarial computation for December 31, 1997 and 1996 assumed interest rates of 6.75% and 7.75%, respectively, an expected return on plan assets of 7.25% and 8.25%, respectively, and annual compensation increases of 4.75% and 5.75%, respectively, over the remaining service lives of employees covered under the plan. Amounts funded to the pension are primarily invested in equity and fixed income securities. Northern's funding policy for the plan is to contribute annually at a rate that is intended to remain a level percentage of compensation for the covered employees.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The following table details the funded status and the amount recognized in the balance sheet of the Company as of December 31, 1997 and 1996.




                                                                 1997           1996
                                                             ------------   -----------
Actuarial present value of benefit obligations:
 Vested benefits .........................................   $ 847,694       $797,932
 Nonvested benefits ......................................          --             --
                                                             ---------       --------
Accumulated benefit obligation ...........................     847,694        797,932
Effect of future increase in compensation ................      40,898         58,218
                                                             ---------       --------
Projected benefit obligation .............................     888,592        856,150
Fair value of plan assets ................................   1,012,601        919,163
                                                             ---------       --------
Assets in excess of projected benefit obligation .........     124,009         63,013
Unrecognized net gain ....................................      61,265             --
                                                             ---------       --------
Prepaid pension asset ....................................   $  62,744       $ 63,013
                                                             =========       ========

     Net periodic pension cost for 1997 included the following components (the components for the period from the acquisition date of Northern to December 31, 1996 are not meaningful):


   Service cost -- benefits earned during the period .........    $  12,600
   Interest cost on projected benefit obligation .............       62,300
   Actual return on plan assets ..............................      (71,300)
                                                                  ---------
   Net periodic pension cost .................................    $   3,600
                                                                  =========

20. COMMITMENTS AND CONTINGENCIES


CASECNAN

     In November 1995, the Company closed the financing and commenced construction of the Casecnan Project, a combined irrigation and 150 net MW hydroelectric power generation project (the "Casecnan Project") located in the central part of the island of Luzon in the Republic of the Philippines.

     CE Casecnan Water and Energy Company, Inc., a Philippine Corporation ("CE Casecnan") which is expected to be approximately 70% indirectly owned by the Company (after the KDG Acquisition), is developing the Casecnan Project. CE Casecnan financed a portion of the costs of the Casecnan Project through the issuance of $125,000 of its 11.45% Senior Secured Series A Notes due 2005 and $171,500 of its 11.95% Senior Secured Series B Bonds due 2010 and $75,000 of its Secured Floating Rate Notes due 2002, pursuant to an indenture dated as of November 27, 1995, as amended to date.

     The Casecnan Project was being constructed pursuant to a fixed-price, date-certain, turnkey construction contract (the "Hanbo Contract") on a joint and several basis by Hanbo Corporation ("Hanbo") and Hanbo Engineering and Construction Co., Ltd. ("HECC"), both of which are South Korean corporations. As of May 7, 1997, CE Casecnan terminated the Hanbo Contract due to defaults by Hanbo and HECC including the insolvency of each such company. On May 7, 1997 CE Casecnan entered into a new turnkey engineering, procurement and construction contract to complete the construction of the Casecnan Project (the "Replacement Contract"). The work under the Replacement Contract is being conducted by a consortium consisting of Cooperativa Muratori Cementisti CMC di Ravenna and Impressa Pizzarottie & C. Spa working together with Siemens A.G., Sulzer Hydro Ltd., Black & Veatch and Colenco Power Engineering Ltd. (collectively, the "Replacement Contractor").

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     In connection with the Hanbo Contract termination, CE Casecnan tendered a certificate of drawing to Korea First Bank ("KFB") on May 7, 1997 under the irrevocable standby letter of credit issued by KFB as security under the Hanbo Contract to pay for certain transition costs and other presently ascertainable damages under the Hanbo Contract. As a result of KFB's wrongful dishonor of the draw request, CE Casecnan filed an action in New York State Court. That Court granted CE Casecnan's request for a temporary restraining order requiring KFB to deposit $79,329, the amount of the requested draw, in an interest bearing account with an independent financial institution in the United States. KFB appealed this order, but the appellate court denied KFB's appeal and on May 19, 1997, KFB transferred funds in the amount of $79,329 to a segregated New York bank account pursuant to the Court order. If KFB were to fail to honor its obligations under the Casecnan letter of credit, such action could have a material adverse effect on the Casecnan Project and CE Casecnan.

     On August 6, 1997, CE Casecnan announced that it had issued a notice to proceed to the Replacement Contractor. The Replacement Contractor was already on site and has fully mobilized and commenced engineering, procurement and construction work on the Casecnan Project.

     On August 27, 1997, CE Casecnan announced that it had received a favorable summary judgment ruling in New York State Court against KFB. The judgment, which has been appealed by the bank, requires KFB to honor the $79,329 drawing by CE Casecnan on the $117,850 irrevocable standby letter of credit.

     On September 29, 1997, CE Casecnan tendered a second certificate of drawing for $10,828 to KFB and on December 30, 1997, CE Casecnan tendered a third certificate of drawing for $2,920 to KFB. KFB also wrongfully dishonored these draws, but pursuant to a stipulation agreed to deposit the draw amounts in an interest bearing account with the same independent financial institution in the United States pending resolution of the appeal regarding the first draw and agreed to expedite the appeal.

     The receipt of the letter of credit funds from KFB remains essential and CE Casecnan will continue to press KFB to honor its clear obligations under the letter of credit and to pursue Hanbo and KFB for any additional damages arising out of their actions to date. If KFB were to fail to honor its obligations under the Casecnan letter of credit, such action could have a material adverse effect on the Casecnan Project and CE Casecnan.

     On September 2, 1997, Hanbo and HECC filed a Request for Arbitration before the International Chamber of Commerce ("ICC"). The Request for Arbitration asserts various claims by Hanbo and HECC against CE Casecnan relating to the terminated Hanbo Contract and seeking damages. On October 10, 1997, CE Casecnan served its answer and defenses in response to the Request for Arbitration as well as counterclaims against Hanbo and HECC for breaches of the Hanbo Contract. The arbitration proceedings before the ICC are ongoing and CE Casecnan intends to pursue vigorously its claims against Hanbo, HECC and KFB in the proceedings described above.


INDONESIA

     On September 20, 1997, a Presidential Decree (the "Decree") was issued in Indonesia, providing for government action to the effect that, in order to address certain recent fluctuations in the value of the Indonesian currency, the start-up dates for a number of private power projects would be: (i) continued according to their initial schedule (because construction was underway); (ii) postponed as to their start-up dates (because they are not yet in construction) until economic conditions have recovered; or (iii) reviewed with a view to being continued, postponed or rescheduled, depending on the status of those projects. In the Decree, Dieng Units 1, 2 and 3 are approved to continue according to their initial schedule; Patuha Unit 1 and Bali Units 1 and 2 are to receive further review to determine whether or not they should be continued in accordance with their initial schedule; and Bali Units 3 and 4, Patuha Units 2, 3 and 4 and Dieng Unit 4 are to be postponed for an unspecified period. In this regard, the Company notes that its contracts and government undertakings for the Dieng, Patuha and Bali projects do not by

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS their terms permit such categorization or delays by the government and that the Company has obtained political risk insurance coverage for its Dieng and Patuha projects. Moreover, the Company intends to continue to take actions to attempt to require the Government of Indonesia to honor its contractual obligations; however, subsequent actions by the Government of Indonesia and continued economic problems in Indonesia have created further uncertainty as to whether the contracts for such projects will be abrogated by the Indonesian government and accordingly have created significant risks to the completion of these projects. As a result, the Company recorded a SFAS 121 asset valuation impairment charge of $87,000 in the fourth quarter of 1997. This charge includes all reasonably estimated asset valuation impairments associated with the Company's assets in Indonesia and gives effect to the political risk insurance on such investments.


EDISON

     On June 9, 1997, Edison filed a complaint alleging breach of the power purchase agreements ("SO4 Agreements") between Edison and the Coso Joint Ventures as a result of alleged improper venting of certain noncondensible gases at the Coso geothermal energy project. In the complaint Edison seeks unspecified damages, including the refund of certain amounts previously paid under the SO4 Agreements, and termination of the SO4 Agreements. In September 1997, the Coso Joint Ventures and the Company filed a cross-complaint against Edison and its affiliates, The Mission Group and Mission Power Engineering Company alleging, among other things, that Edison's lawsuit violates the 1993 settlement agreement which settled certain litigation arising from the construction of certain units at the Coso geothermal project by Edison affiliates. In addition, the Coso Joint Ventures filed a separate complaint against Edison alleging breach of the SO4 Agreements, unfair business practices, slander and various other tort and contract claims. The actions were effectively consolidated in December 1997. As a result of certain procedural actions by the parties and a November court order, Edison filed an amended complaint on December 16, 1997 and the Coso Joint Ventures amended their cross-complaint. The litigation is in its early procedural stages and the pleadings have not been settled. The Coso Joint Ventures believe that their claims and defenses are meritorious and that they will prevail if the matter is ultimately heard on its merits. The Coso Joint Ventures intend to vigorously defend this action and prosecute all available counterclaims against Edison.


NYSEG

     On February 14, 1995, NYSEG filed with the FERC a Petition for a Declaratory Order, Complaint, and Request for Modification of Rates in Power Purchase Agreements Imposed Pursuant to the Public Utility Regulatory Policies Act of 1978 ("Petition") seeking FERC (i) to declare that the rates NYSEG pays under the Saranac PPA, which was approved by the New York Public Service Commission (the "PSC") were in excess of the level permitted under PURPA and
(ii) to authorize the PSC to reform the Saranac PPA. On March 14, 1995, the Saranac Partnership intervened in opposition to the Petition asserting, inter alia, that the Saranac PPA fully complied with PURPA, that NYSEG's action was untimely and that the FERC lacked authority to modify the Saranac PPA. On March 15, 1995, the Company intervened also in opposition to the Petition and asserted similar arguments. On April 12, 1995, the FERC by a unanimous (5-0) decision issued an order denying the various forms of relief requested by NYSEG and finding that the rates required under the Saranac PPA were consistent with PURPA and the FERC's regulations. On May 11, 1995, NYSEG requested rehearing of the order and, by order issued July 19, 1995, the FERC unanimously (5-0) denied NYSEG's request. On June 14, 1995, NYSEG petitioned the United States Court of Appeals for the District of Columbia Circuit (the "Court of Appeals") for review of FERC's April 12, 1995 order. FERC moved to dismiss NYSEG's petition for review on July 28, 1995. On October 30, 1996, all parties filed final briefs and the Court of Appeals heard oral arguments on December 2, 1996. On July 11, 1997, the Court of Appeals dismissed NYSEG's appeal from FERC's denial of the petition on jurisdictional grounds.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     On August 7, 1997, NYSEG filed a complaint in the U.S. District Court for the Northern District of New York against the FERC, the PSC (and the Chairman, Deputy Chairman and the Commissioners of the PSC as individuals in their official capacity), the Saranac Partnership and Lockport Energy Associates, L.P. ("Lockport") concerning the power purchase agreements that NYSEG entered into with Saranac Partners and Lockport.


     NYSEG's suit asserts that the PSC and the FERC improperly implemented PURPA in authorizing the pricing terms that NYSEG, the Saranac Partnership and Lockport agreed to in those contracts. The action raises similar legal arguments to those rejected by the FERC in its April and July 1995 orders. NYSEG in addition asks for retroactive reformation of the contracts as of the date of commercial operation and seeks a refund of $281 million from the Saranac Partnership. Saranac and other parties have filed motions to dismiss and oral arguments on those motions were heard on March 2, 1998. Saranac believes that NYSEG's claims are without merit for the same reasons described in the FERC's orders.


LEASES


     Certain retail facilities, buildings and equipment are leased. The leases expire in periods ranging from one to 75 years and some provide for renewal options.


     At December 31, 1997, the Company's future minimum rental payments with respect to non-cancelable operating leases were as follows:



     1998 ...............    $  5,321
     1999 ...............       4,970
     2000 ...............       4,914
     2001 ...............       4,742
     2002 ...............       4,643
     Thereafter .........      53,905
                             --------
                             $ 78,495
                             ========

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. GEOGRAPHIC INFORMATION


     The Company operates in one principal industry segment: the generation, distribution and supply of electricity to customers located throughout the world. Europe consists primarily of Northern. The Company's operations by geographic area are as follows:




                                     1997           1996          1995
                                -------------   -----------   -----------
   REVENUE
    Americas ................    $  570,587      $ 486,189     $ 386,833
    Asia ....................       102,960         33,282            --
    Europe ..................     1,566,442         39,191            --
    Corporate/Other .........        30,922         17,533        11,890
                                 ----------      ---------     ---------
                                 $2,270,911      $ 576,195     $ 398,723
                                 ==========      =========     =========
   OPERATING INCOME*
    Americas ................    $  301,589      $ 259,665     $ 209,872
    Asia ....................        61,131         16,766            --
    Europe ..................       191,299          6,163            --
    Corporate/Other .........       (12,882)       (10,931)      (10,376)
                                 ----------      ---------     ---------
                                 $  541,137      $ 271,663     $ 199,496
                                 ==========      =========     =========

----------
* Operating income excludes the loss on equity investment in Casecnan, net interest expense and the non-recurring charge.



                                     1997            1996
                                -------------   -------------
   IDENTIFIABLE ASSETS
    Americas ................    $ 2,268,629     $2,364,448
    Asia ....................        835,616        649,053
    Europe ..................      2,937,686      2,384,789
    Corporate/Other .........      1,445,695        231,866
                                 -----------     ----------
                                 $ 7,487,626     $5,630,156
                                 ===========     ==========

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. QUARTERLY FINANCIAL DATA (UNAUDITED)

     Following is a summary of the Company's quarterly results of operations for the years ended December 31, 1997 and 1996.




                                                                           THREE MONTHS ENDED*
                                                    ------------------------------------------------------------------
1997:(1)                                               MARCH 31        JUNE 30        SEPTEMBER 30       DECEMBER 31
--------                                            -------------   -------------   ----------------   ---------------
Operating revenue ...............................    $542,589        $505,922        $527,896           $589,931
Total revenue ...................................     565,976         524,994         551,893            628,048
Total costs and expenses ........................     506,104         460,184         467,900            639,863
                                                     --------        --------        --------           --------
Income (loss) before income taxes ...............      59,872          64,810          83,993            (11,815)
Provision for income taxes ......................      22,249          24,342          27,929             24,524
                                                     --------        --------        --------           --------
Income (loss) before minority interest ..........      37,623          40,468          56,064            (36,339)
Minority interest ...............................      10,175           9,579           9,656             16,583
                                                     --------        --------        --------           --------
Income (loss) before extraordinary item .........      27,448          30,889          46,408            (52,922)
Extraordinary item ..............................          --              --       (135,850)                 --
                                                     --------        --------       ---------           --------
Net income (loss) attributable to common
 stockholders ...................................      27,448          30,889        (89,442)            (52,922)
                                                     --------        --------       ---------           --------
Income (loss) per share before
 extraordinary item .............................    $    .43        $    .49       $    .73            $   (.67)
Extraordinary item ..............................          --              --          (2.14)                 --
                                                     --------        --------       ---------           --------
Net income (loss) per share .....................    $    .43        $    .49       $  (1.41)           $   (.67)
                                                     --------        --------       ---------           --------
Income (loss) per share before
 extraordinary item -- diluted ..................    $    .42        $    .46       $    .67            $   (.67)
Extraordinary item -- diluted ...................          --              --          (1.80)                 --
                                                     --------        --------       ---------           --------
Net income (loss) per share -- diluted ..........    $    .42        $    .46       $  (1.13)           $   (.67)
                                                     ========        ========       =========           ========



                                                                             THREE MONTHS ENDED*
                                                    ---------------------------------------------------------------------
1996:(1)                                             MARCH 31        JUNE 30        SEPTEMBER 30       DECEMBER 31
-------                                             -------------   -------------   ----------------   ---------------
Operating revenue ...............................    $ 75,944        $104,735       $165,487           $172,768
Total revenue ...................................      90,356         115,794        179,048            190,997
Total costs and expenses ........................      69,398          86,039        121,545            158,809
                                                    ---------       ---------       ---------          ---------
Income before income taxes ......................      20,958          29,755         57,503             32,188
Provision for income taxes ......................       6,497           9,040         18,325              7,959
                                                    ---------       ---------       ---------          ---------
Income before minority interest .................      14,461          20,715         39,178             24,229
Minority interest ...............................          --           1,443          1,624              3,055
                                                    ---------       ---------       ---------          ---------
Net income attributable to common
 stockholders ...................................    $ 14,461        $ 19,272       $ 37,554           $ 21,174
                                                    ---------       ---------       ---------          ---------
Net income per share ............................    $    .28        $    .37       $    .71           $    .34
                                                    ---------       ---------       ---------          ---------
Net income per share -- diluted .................    $    .27        $    .34       $    .61           $    .33
                                                    =========       =========       =========          =========

----------
*     The Company's operations are seasonal in nature.

(1) Reflects acquisitions of Northern, Falcon Seaboard and the Partnership Interest.

                        INDEPENDENT ACCOUNTANTS' REPORT

Board of Directors and Stockholders
CalEnergy Company, Inc.
Omaha, Nebraska


     We have reviewed the accompanying consolidated balance sheet of CalEnergy Company, Inc. and subsidiaries as of June 30, 1998, and the related consolidated statements of operations for the three and six month periods ended June 30, 1998 and 1997 and the related consolidated statements of cash flows for the six month periods ended June 30, 1998 and 1997. These financial statements are the responsibility of the Company's management.


     We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.


     Based on our review, we are not aware of any material modifications that should be made to such consolidated financial statements for them to be in conformity with generally accepted accounting principles.


     We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of CalEnergy Company, Inc. and subsidiaries as of December 31, 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended (not presented herein), and in our report dated February 12, 1998, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 1997 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.



DELOITTE & TOUCHE LLP
Omaha, Nebraska
July 23, 1998

                            CALENERGY COMPANY, INC.

                          CONSOLIDATED BALANCE SHEETS

                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)




                                                                           JUNE 30        DECEMBER 31
                                                                            1998             1997
                                                                       --------------   --------------
                                                                         (UNAUDITED)
ASSETS
Cash and cash equivalents ..........................................    $   265,543      $ 1,445,338
Joint venture cash and investments .................................          6,903            6,072
Restricted cash and investments ....................................        407,289          223,636
Accounts receivable ................................................        479,704          376,745
Properties, plants, contracts and equipment, net ...................      4,358,649        3,528,910
Excess of cost over fair value of net assets acquired, net .........      1,449,972        1,312,788
Equity investments .................................................        128,110          238,025
Deferred charges and other assets ..................................        385,711          356,112
                                                                        -----------      -----------
   Total assets ....................................................    $ 7,481,881      $ 7,487,626
                                                                        ===========      ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Accounts payable ...................................................    $   192,172      $   173,610
Other accrued liabilities ..........................................      1,134,383        1,106,641
Parent company debt ................................................      1,303,875        1,303,845
Subsidiary and project debt ........................................      2,850,240        2,189,007
Deferred income taxes ..............................................        550,644          509,059
                                                                        -----------      -----------
   Total liabilities ...............................................      6,031,314        5,282,162
                                                                        -----------      -----------
Deferred income ....................................................         50,979           40,837
Company-obligated mandatorily redeemable
 convertible preferred securities of subsidiary trusts .............        553,930          553,930
Preferred securities of subsidiary .................................         66,054           56,181
Minority interest ..................................................             --          134,454
Common stock and options subject to redemption (Note 3) ............             --          654,736
Stockholders' equity:
Preferred stock -- authorized 2,000 shares, no par value ...........             --               --
Common stock -- par value $0.0675 per share,
 authorized 180,000 shares, issued 82,980 shares, outstanding
 60,033 and 81,322 at June 30, 1998 and
 December 31, 1997, respectively ...................................          5,602            5,602
Additional paid in capital .........................................      1,236,851        1,261,081
Retained earnings ..................................................        273,254          213,493
Common stock and options subject to redemption (Note 3) ............             --         (654,736)
Treasury stock -- 22,947 and 1,658 common
 shares at June 30, 1998 and December 31,
 1997, respectively, at cost .......................................       (740,843)         (56,525)
Accumulated other comprehensive income .............................          4,740           (3,589)
                                                                        -----------      -----------
   Total stockholders' equity ......................................        779,604          765,326
                                                                        -----------      -----------
   Total liabilities and stockholders' equity ......................    $ 7,481,881      $ 7,487,626
                                                                        ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                            CALENERGY COMPANY, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)




                                                    THREE MONTHS ENDED              SIX MONTHS ENDED
                                                          JUNE 30                       JUNE 30
                                                 -------------------------   ------------------------------
                                                     1998          1997           1998             1997
                                                 -----------   -----------   --------------   -------------
Revenues:
Operating revenue ............................    $ 590,589     $ 505,922     $ 1,212,440      $1,048,511
Interest and other income ....................       29,929        19,072          52,389          42,459
                                                  ---------     ---------     -----------      ----------
   Total revenues ............................      620,518       524,994       1,264,829       1,090,970
                                                  ---------     ---------     -----------      ----------
Costs and expenses:
Cost of sales ................................      269,768       241,548         582,413         512,495
Operating expense ............................      111,131        76,880         213,778         166,926
General and administration ...................       10,814        12,005          22,858          25,492
Depreciation and amortization ................       85,659        70,456         165,584         137,912
Loss on equity investment in Casecnan ........           --         1,289              --           3,957
Interest expense .............................       93,648        71,644         188,206         142,266
Less interest capitalized ....................      (15,059)      (13,638)        (28,477)        (22,760)
                                                  ---------     ---------     -----------      ----------
   Total costs and expenses ..................      555,961       460,184       1,144,362         966,288
                                                  ---------     ---------     -----------      ----------
Income before provision for income taxes .....       64,557        64,810         120,467         124,682
Provision for income taxes ...................       21,952        24,342          40,483          46,591
                                                  ---------     ---------     -----------      ----------
Income before minority interest ..............       42,605        40,468          79,984          78,091
Minority interest ............................       10,139         9,579          20,223          19,754
                                                  ---------     ---------     -----------      ----------
Net income available to common
 stockholders ................................    $  32,466     $  30,889     $    59,761      $   58,337
                                                  =========     =========     ===========      ==========
Net income per share -- basic ................    $     .54     $     .49     $       .99      $      .92
                                                  =========     =========     ===========      ==========
Basic common shares outstanding ..............       60,235        63,531          60,658          63,521
                                                  =========     =========     ===========      ==========
Net income per share -- diluted ..............    $     .51     $     .46     $       .95      $      .88
                                                  =========     =========     ===========      ==========
Diluted shares outstanding ...................       74,346        72,759          74,641          71,357
                                                  =========     =========     ===========      ==========

   The accompanying notes are an integral part of these financial statements.

                            CALENERGY COMPANY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                (IN THOUSANDS)
                                  (UNAUDITED)



                                                                                SIX MONTHS ENDED
                                                                                    JUNE 30
                                                                         ------------------------------
                                                                               1998            1997
                                                                         ---------------   ------------
Cash flows from operating activities:
Net income ...........................................................    $     59,761      $   58,337
Adjustments to reconcile net cash flow from operating activities:
 Depreciation and amortization .......................................         143,598         124,437
 Amortization of excess of cost over fair value of net assets acquired          21,986          13,475
 Amortization of deferred financing and other costs ..................           8,458          21,047
 Provision for deferred income taxes .................................          21,316          23,418
 Income on equity investments ........................................          (4,023)         (4,676)
 Income applicable to minority interest ..............................           2,242          12,600
 Changes in other items:
   Accounts receivable ...............................................         (86,712)         (2,219)
   Accounts payable and accrued liabilities ..........................         (12,319)        (83,447)
   Deferred income ...................................................          10,142          (5,998)
                                                                          ------------      ----------
 Net cash flows from operating activities ............................         164,449         156,974
Cash flows from investing activities:
Purchase of Kiewit Interests and Northern Electric, net of cash
 acquired ............................................................        (502,916)       (629,094)
Distributions from equity investments ................................           7,120          13,219
Acquisition of gas assets ............................................         (35,677)             --
Philippine construction ..............................................         (61,002)        (32,946)
Indonesian construction ..............................................         (71,800)        (40,652)
Exploration and other development costs ..............................         (15,046)         (7,426)
Capital expenditures relating to operations ..........................        (120,615)       (101,166)
Decrease (increase) in short-term investments ........................           1,256          (1,983)
Decrease in restricted cash and investments ..........................         160,850          22,503
Decrease (increase) in other assets ..................................         (26,596)         71,301
                                                                          ------------      ----------
 Net cash flows from investing activities ............................        (664,426)       (706,244)
Cash flows from financing activities:
Proceeds from subsidiary and project debt ............................         107,234         598,280
Repayments of subsidiary and project debt ............................        (103,402)        (71,602)
Proceeds from exercise of options ....................................           2,357           4,983
Decrease in amounts due from joint ventures ..........................          16,861          10,732
Deferred charges relating to debt financing ..........................         (20,094)        (11,813)
Purchase of treasury stock ...........................................        (689,592)         (1,875)
Purchase of stock options from Kiewit ................................         (21,313)             --
Other ................................................................          20,633              --
Proceeds from issuance of convertible preferred securities of
 subsidiary trust ....................................................              --         180,000
Repayment of parent company debt .....................................              --        (195,000)
                                                                          ------------      ----------
 Net cash flows from financing activities ............................        (687,316)        513,705
Effect of exchange rate changes, net .................................           8,329         (26,705)
Net decrease in cash and cash equivalents ............................      (1,178,964)        (62,270)
                                                                          ------------      ----------
Cash and cash equivalents at beginning of period .....................       1,451,410         472,583
                                                                          ------------      ----------
Cash and cash equivalents at end of period ...........................    $    272,446      $  410,313
                                                                          ============      ==========
Supplemental disclosures:
Interest paid, net of amount capitalized .............................    $    139,395      $  123,802
                                                                          ============      ==========
Income taxes paid ....................................................    $     29,417      $   22,629
                                                                          ============      ==========

   The accompanying notes are an integral part of these financial statements.

                            CALENERGY COMPANY, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             (IN THOUSANDS, EXCEPT PER SHARE AND PER KWH AMOUNTS)


1. GENERAL:


     In the opinion of management of CalEnergy Company, Inc. (the "Company"), the accompanying unaudited consolidated financial statements contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the financial position as of June 30, 1998 and the results of operations for the three and six months ended June 30, 1998 and 1997, and cash flows for the six months ended June 30, 1998 and 1997. The results of operations for the three and six months ended June 30, 1998 and 1997 are not necessarily indicative of the results to be expected for the full year.


     The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries, and its proportionate share of the partnerships and joint ventures in which it has an undivided interest in the assets and is proportionally liable for its share of liabilities. Other investments and corporate joint ventures where the Company has the ability to exercise significant influence are accounted for under the equity method. Investments, where the Company's ability to influence is limited, are accounted for under the cost method of accounting.


     Certain amounts in the 1997 financial statements and supporting footnote disclosures have been reclassified to conform to the 1998 presentation. Such reclassification did not impact previously reported net income or retained earnings.


     Reference is made to the Company's most recently issued annual report that included information necessary or useful to the understanding of the Company's business and financial statement presentations.


2. SUBSEQUENT EVENT:


     On August 12, 1998, the Company announced that it had entered into an Agreement and Plan of Merger with MidAmerican Energy Holdings Company ("MidAmerican"), pursuant to which the Company agreed (i) to pay $27.15 in cash for each outstanding share of MidAmerican common stock (valuing MidAmerican at approximately $4 billion, including $1.4 billion of debt and preferred stock which will remain outstanding at MidAmerican) in a merger, pursuant to which MidAmerican will become a wholly owned subsidiary of the Company, and (ii) to reincorporate in the state of Iowa and be renamed MidAmerican Energy Holdings Company. Closing of the transaction is subject to the approval of the shareholders of both companies and the obtaining of certain regulatory approvals.

                            CALENERGY COMPANY, INC.

             (IN THOUSANDS, EXCEPT PER SHARE AND PER KWH AMOUNTS)

3. PROPERTIES, PLANTS, CONTRACTS AND EQUIPMENT:


     Properties, plants, contracts and equipment comprise the following:




                                                                       JUNE 30,       DECEMBER 31,
                                                                         1998             1997
                                                                    --------------   -------------
                                                                      (UNAUDITED)
   Operating assets:
   Distribution system ..........................................     $1,292,035      $1,237,743
   Power plants .................................................      1,865,892       1,464,885
   Wells and resource development ...............................        451,494         395,314
   Power sales agreements .......................................        268,212         227,535
   Other assets .................................................        278,357         254,973
                                                                      ----------      ----------
   Total operating assets .......................................      4,155,990       3,580,450
   Less accumulated depreciation and amortization ...............       (642,298)       (497,832)
                                                                      ----------      ----------
   Net operating assets .........................................      3,513,692       3,082,618
   Mineral and gas reserves and exploration assets, net .........        361,492         297,048
   Construction in progress:
     Casecnan ...................................................        224,213              --
     Dieng ......................................................         96,994          94,666
     Patuha .....................................................        149,954          49,612
     Bali and other development .................................         12,304           4,966
                                                                      ----------      ----------
   Total ........................................................     $4,358,649      $3,528,910
                                                                      ==========      ==========

4. KDG ACQUISITION:


     On September 11, 1997, the Company signed a definitive agreement with Kiewit Diversified Group ("KDG"), a wholly owned subsidiary of Peter Kiewit Sons', Inc. ("PKS"), for the Company to purchase KDG's ownership interest in various project partnerships and CalEnergy common shares (the "KDG Acquisition").


     KDG's ownership interest in CalEnergy comprised approximately 20,231 shares of common stock (assuming exercise by KDG of one million options to purchase CalEnergy shares), the 30% interest in Northern Electric, as well as the following minority project interests: Mahanagdong (45%), Casecnan (35%), Dieng (47%), Patuha (44%) and Bali (30%) and other interests in international development stage projects.


     CalEnergy paid $1,159,215 for the KDG Acquisition and final closing of the transaction occurred in January 1998. CalEnergy funded this acquisition with available cash and the net proceeds of the equity offering and the debt offering completed in October 1997. The KDG Acquisition is being accounted for under the purchase method of accounting. The purchase price has been allocated to assets acquired and liabilities assumed based on preliminary valuations and the Company is awaiting final valuations. The assets acquired will be amortized over their estimated useful life and goodwill over a period of ten to forty years.


     Pro forma revenue and net income, as if the acquisition occurred at the beginning of the period presented, was not materially different from historical amounts.

                            CALENERGY COMPANY, INC.

             (IN THOUSANDS, EXCEPT PER SHARE AND PER KWH AMOUNTS)

5. CONVERSION OF PHILIPPINE TERM LOANS:

     On April 8, 1998, the Company converted the construction project financing for its Malitbog geothermal power project to term loans of $170,726. The Overseas Private Investment Corporation ("OPIC") is providing term loan financing of $60,904 that was fixed as of June 15, 1998 at an interest rate of 9.176%, maturing in 2005. A syndicate of international commercial banks is providing the remaining $109,822 of term loan financing at a variable interest rate based on LIBOR, maturing in 2005.

     On May 5, 1998, the Company converted the construction project financing for its Upper Mahiao geothermal power project to term loans of $155,517. Export-Import Bank of the United States ("Ex-Im Bank") is providing term loan financing of $145,517 at a fixed interest rate of 5.95%, maturing in 2006. United Coconut Planters Bank of the Philippines is providing the remaining $10,000 of term loan financing at a variable interest rate based on LIBOR, maturing in 2003.

     On June 18, 1998, the Company converted the construction project financing for its Mahanagdong geothermal power project to term loans of $220,378. Ex-Im Bank is providing term loan financing of $180,378 at a fixed interest rate of 6.92%, maturing in 2007. OPIC is providing the remaining $40,000 of term loan financing at a variable interest rate based on LIBOR, maturing in 2007.

6. COMMITMENTS AND CONTINGENCIES:

 CASECNAN

     On April 17, 1998, CE Casecnan Water and Energy Company, Inc., a Philippine Corporation ("CE Casecnan") which is currently approximately 70% indirectly owned by the Company, announced that it and Hanbo Corporation, Hanbo Engineering and Construction Co., Ltd., Hanbo Steel Company, Ltd. and Korea First Bank ("KFB") had reached a settlement with regard to certain disputed terminated contracts and standby letter of credit issues. Under the settlement, KFB agreed to pay CE Casecnan $90,000 and the parties have discontinued with prejudice the pending arbitration and litigation proceedings and released each other from all claims arising out of the litigation and arbitration. In accordance with the terms of such settlement, CE Casecnan received $10,000 from KFB on April 17, 1998 and the remaining $80,000, including interest, on July 3, 1998.

 INDONESIA

     On September 20, 1997, a Presidential Decree (the "Decree") was issued in Indonesia, providing for government action to the effect that, in order to address certain recent fluctuations in the value of the Indonesian currency, the start-up dates for a number of private power projects would be: (i) continued according to their initial schedule (because construction was underway); (ii) postponed as to their start-up dates (because they were not yet under construction) until economic conditions recover; or (iii) reviewed with a view to being continued, postponed or rescheduled, depending on the status of those projects. In the Decree, Dieng Units 1, 2 and 3 were approved to continue according to their initial schedule; Patuha Unit 1 and Bali Units 1 and 2 were to receive further review to determine whether or not they would be continued in accordance with their initial schedule; and Bali Units 3 and 4, Patuha Units 2, 3 and 4 and Dieng Unit 4 were postponed for an unspecified period. In this regard, the Company notes that its contracts and government undertakings for the Dieng, Patuha and Bali projects do not by their terms permit such categorization or delays by the government and that the Company has obtained political risk insurance coverage for its Dieng and Patuha projects.

     Moreover, the Company intends to continue to take actions to attempt to require the Government of Indonesia to honor its contractual obligations; however, subsequent actions by the Government of Indonesia and continued economic problems in Indonesia have created further uncertainty as to whether the contracts for such projects will be abrogated by the Indonesian government and accordingly have created significant risks to the completion of these projects.

                            CALENERGY COMPANY, INC.

             (IN THOUSANDS, EXCEPT PER SHARE AND PER KWH AMOUNTS)


6. COMMITMENTS AND CONTINGENCIES: (CONTINUED)

     The Company believes it has fully reserved for the Indonesian exposure as part of the $87,000 1997 fourth quarter asset valuation impairment charge.

 EDISON

     On June 9, 1997, Edison filed a complaint alleging breach of the power purchase agreements ("SO4 Agreements") between Edison and Coso Finance Partners, Coso Power Partners and Coso Energy Developers as a result of alleged improper venting of certain noncondensible gases at the Coso geothermal energy project located in California (partnerships in which CalEnergy holds an approximate 50% ownership interest, collectively the "Coso Partnerships").

     In the complaint Edison seeks unspecified damages, including the refund of certain amounts previously paid under the SO4 Agreements, and termination of the SO4 Agreements. In September 1997, the Coso Partnerships and the Company filed a cross-complaint against Edison and its affiliates, The Mission Group and Mission Power Engineering Company alleging, among other things, that Edison's lawsuit violates the 1993 settlement agreement which settled certain litigation arising from the construction of certain units at the Coso geothermal project by Edison affiliates. In addition, the Coso Partnerships filed a separate complaint against Edison alleging breach of the SO4 Agreements, unfair business practices, slander and various other tort and contract claims. The actions were effectively consolidated in December 1997. As a result of certain procedural actions by the parties and a November court order, Edison filed an amended complaint on December 16, 1997 and the Coso Partnerships amended their cross-complaint. In addition, the Court has struck Edison's request to terminate the SO4 Agreements and obtain a refund of all funds paid to the Coso Partnerships. The litigation is in its early procedural stages and the pleadings have not been settled. The Coso Partnerships believe that their claims and defenses are meritorious and that they will prevail if the matter is ultimately heard on its merits. The Coso Partnerships intend to vigorously defend this action and prosecute all available counterclaims against Edison.

 NYSEG

     On February 14, 1995, NYSEG filed with the FERC a Petition for a Declaratory Order, Complaint, and Request for Modification of Rates in Power Purchase Agreements Imposed Pursuant to the Public Utility Regulatory Policies Act of 1978 ("Petition") seeking FERC (i) to declare that the rates NYSEG pays under the Saranac PPA, which was approved by the New York Public Service Commission (the "PSC"), were in excess of the level permitted under PURPA and
(ii) to authorize the PSC to reform the Saranac PPA. On March 14, 1995, the Saranac Partnership (a partnership in which CalEnergy holds an approximate 45% economic interest) intervened in opposition to the Petition asserting, inter alia, that the Saranac PPA fully complied with PURPA, that NYSEG's action was untimely and that the FERC lacked authority to modify the Saranac PPA. On March 15, 1995, the Company intervened also in opposition to the Petition and asserted similar arguments. On April 12, 1995, the FERC by a unanimous (5-0) decision issued an order denying the various forms of relief requested by NYSEG and finding that the rates required under the Saranac PPA were consistent with PURPA and the FERC's regulations. On May 11, 1995, NYSEG requested rehearing of the order and, by order issued July 19, 1995, the FERC unanimously (5-0) denied NYSEG's request. On June 14, 1995, NYSEG petitioned the United States Court of Appeals for the District of Columbia Circuit (the "Court of Appeals") for review of FERC's April 12, 1995 order. FERC moved to dismiss NYSEG's petition for review on July 28, 1995. On October 30, 1996, all parties filed final briefs and the Court of Appeals heard oral arguments on December 2, 1996. On July 11, 1997, the Court of Appeals dismissed NYSEG's appeal from FERC's denial of the petition on jurisdictional grounds.

                            CALENERGY COMPANY, INC.

             (IN THOUSANDS, EXCEPT PER SHARE AND PER KWH AMOUNTS)


6. COMMITMENTS AND CONTINGENCIES: (CONTINUED)

     On August 7, 1997, NYSEG filed a complaint in the U.S. District Court for the Northern District of New York against the FERC, the PSC (and the Chairman, Deputy Chairman and the Commissioners of the PSC as individuals in their official capacity), the Saranac Partnership and Lockport Energy Associates, L.P. ("Lockport") concerning the power purchase agreements that NYSEG entered into with Saranac Partners and Lockport. NYSEG's suit asserts that the PSC and the FERC improperly implemented PURPA in authorizing the pricing terms that NYSEG, the Saranac Partnership and Lockport agreed to in those contracts. The action raises similar legal arguments to those rejected by the FERC in its April and July 1995 orders. NYSEG in addition asks for retroactive reformation of the contracts as of the date of commercial operation and seeks a refund of $281 million from the Saranac Partnership. Saranac and other parties have filed motions to dismiss and oral arguments on those motions were heard on March 2, 1998. Saranac believes that NYSEG's claims are without merit for the same reasons described in the FERC's orders.


7. COMPREHENSIVE INCOME:


     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income", which established standards for reporting and display of comprehensive income and its components. Comprehensive income for the three months ended June 30, 1998 and 1997 was $29,948 and $36,209, respectively. Comprehensive income for the six months ended June 30, 1998 and 1997 was $68,090 and $31,632, respectively. Comprehensive income differs from net income due to foreign currency translation adjustments.


8. ACCOUNTING PRONOUNCEMENTS:


     In March 1998, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP is effective for financial statements for fiscal years beginning after December 15, 1998. The Company has not yet determined the impact of this accounting pronouncement.



     In April 1998, the AcSEC issued SOP No. 98-5, "Reporting on the Costs of Start-Up Activities", which requires that costs of start-up activities and organization costs be expensed as incurred. The SOP is effective for financial statements for fiscal years beginning after December 15, 1998. The Company has not yet determined the impact of this accounting pronouncement.


     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which established accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company has not yet determined the impact of this accounting pronouncement.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of MidAmerican Energy Holdings
   Company and Subsidiaries:


     We have audited the accompanying consolidated balance sheets and statements of capitalization of MidAmerican Energy Holdings Company and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MidAmerican Energy Holdings Company and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.






                                                   /s/ COOPERS & LYBRAND L.L.P.


Kansas City, Missouri
January 23, 1998

                      MIDAMERICAN ENERGY HOLDINGS COMPANY

                       CONSOLIDATED STATEMENTS OF INCOME

                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)




                                                                             YEARS ENDED DECEMBER 31
                                                                  ---------------------------------------------
                                                                       1997            1996            1995
                                                                  -------------   -------------   -------------
OPERATING REVENUES
Electric utility ..............................................    $1,126,300      $1,099,008      $1,094,647
Gas utility ...................................................       536,306         536,753         459,588
Nonregulated ..................................................       259,675         236,851          95,106
                                                                   ----------      ----------      ----------
                                                                    1,922,281       1,872,612       1,649,341
                                                                   ----------      ----------      ----------
OPERATING EXPENSES
Utility:
 Cost of fuel, energy and capacity ............................       235,760         234,317         230,261
 Cost of gas sold .............................................       346,016         345,014         279,025
 Other operating expenses .....................................       429,794         350,174         399,648
 Maintenance ..................................................        98,090          88,621          85,363
 Depreciation and amortization ................................       170,540         164,592         158,950
 Property and other taxes .....................................       101,317          92,630          96,350
                                                                   ----------      ----------      ----------
                                                                    1,381,517       1,275,348       1,249,597
                                                                   ----------      ----------      ----------
Nonregulated:
 Cost of sales ................................................       240,182         218,256          70,209
 Other ........................................................        30,076          35,370          37,181
                                                                   ----------      ----------      ----------
                                                                      270,258         253,626         107,390
                                                                   ----------      ----------      ----------
 Total operating expenses .....................................     1,651,775       1,528,974       1,356,987
                                                                   ----------      ----------      ----------
OPERATING INCOME ..............................................       270,506         343,638         292,354
                                                                   ----------      ----------      ----------
NON-OPERATING INCOME
Interest income ...............................................         5,318           4,012           4,485
Dividend income ...............................................        13,792          16,985          16,954
Realized gains and losses on securities, net ..................         7,798           1,895             688
Other, net ....................................................        22,111          (4,020)        (10,467)
                                                                   ----------      ----------      ----------
                                                                       49,019          18,872          11,660
                                                                   ----------      ----------      ----------
FIXED CHARGES
Interest on long-term debt ....................................        89,898         102,909         105,550
Other interest expense ........................................        10,034          10,941           9,449
Preferred dividends of subsidiaries ...........................        14,468          10,689           8,059
Allowance for borrowed funds ..................................        (2,597)         (4,212)         (5,552)
                                                                   ----------      ----------      ----------
                                                                      111,803         120,327         117,506
                                                                   ----------      ----------      ----------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES .........       207,722         242,183         186,508
INCOME TAXES ..................................................        68,390          98,422          66,803
                                                                   ----------      ----------      ----------
INCOME FROM CONTINUING OPERATIONS .............................       139,332         143,761         119,705
                                                                   ----------      ----------      ----------
DISCONTINUED OPERATIONS
Income (Loss) from operations (net of income taxes) ...........          (118)          2,117           3,059
Loss on disposal (net of income taxes) ........................        (4,110)        (14,832)             --
                                                                   ----------      ----------      ----------
                                                                       (4,228)        (12,715)          3,059
                                                                   ----------      ----------      ----------
NET INCOME ....................................................    $  135,104      $  131,046      $  122,764
                                                                   ==========      ==========      ==========
AVERAGE COMMON SHARES OUTSTANDING .............................        98,058         100,752         100,401
EARNINGS PER COMMON SHARE
Continuing operations .........................................    $     1.42      $     1.43      $     1.19
Discontinued operations .......................................        ( 0.04)         ( 0.13)           0.03
                                                                   ----------      ----------      ----------
Earnings per average common share .............................    $     1.38      $     1.30      $     1.22
                                                                   ==========      ==========      ==========
DIVIDENDS DECLARED PER SHARE ..................................    $     1.20      $     1.20      $     1.18
                                                                   ==========      ==========      ==========

        The accompanying notes are an integral part of these statements.

                      MIDAMERICAN ENERGY HOLDINGS COMPANY

                          CONSOLIDATED BALANCE SHEETS

                                (IN THOUSANDS)




                                                                               AS OF DECEMBER 31
                                                                         -----------------------------
                                                                              1997            1996
                                                                         -------------   -------------
ASSETS
UTILITY PLANT
Electric .............................................................    $4,084,920      $ 4,010,847
Gas ..................................................................       756,874          723,491
                                                                          ----------      -----------
                                                                           4,841,794        4,734,338
Less accumulated depreciation and amortization .......................     2,275,099        2,153,058
                                                                          ----------      -----------
                                                                           2,566,695        2,581,280
Construction work in progress ........................................        55,418           49,305
                                                                          ----------      -----------
                                                                           2,622,113        2,630,585
                                                                          ----------      -----------
POWER PURCHASE CONTRACT ..............................................       173,107          190,897
                                                                          ----------      -----------
INVESTMENT IN DISCONTINUED OPERATIONS ................................            --          166,320
                                                                          ----------      -----------
CURRENT ASSETS
Cash and cash equivalents ............................................        10,468           97,749
Receivables, less reserves of $347 and $2,093, respectively...........       207,471          312,015
Inventories ..........................................................        86,091           90,864
Other ................................................................        18,452           11,031
                                                                          ----------      -----------
                                                                             322,482          511,659
                                                                          ----------      -----------
INVESTMENTS ..........................................................       799,524          622,972
                                                                          ----------      -----------
OTHER ASSETS .........................................................       360,865          399,415
                                                                          ----------      -----------
TOTAL ASSETS .........................................................    $4,278,091      $ 4,521,848
                                                                          ==========      ===========
CAPITALIZATION AND LIABILITIES
CAPITALIZATION
Common shareholders' equity ..........................................    $1,301,286      $ 1,239,946
MidAmerican preferred securities, not subject to
 mandatory redemption ................................................        31,763           31,769
Preferred securities, subject to mandatory redemption:
 MidAmerican preferred securities ....................................        50,000           50,000
 MidAmerican-obligated preferred securities of subsidiary trust
   holding solely MidAmerican junior subordinated debentures .........       100,000          100,000
Long-term debt (excluding current portion) ...........................     1,034,211        1,395,103
                                                                          ----------      -----------
                                                                           2,517,260        2,816,818
                                                                          ----------      -----------
CURRENT LIABILITIES
Notes payable ........................................................       138,054          161,990
Current portion of long-term debt ....................................       144,558           79,598
Current portion of power purchase contract ...........................        14,361           13,718
Accounts payable .....................................................       145,855          169,806
Taxes accrued ........................................................        92,629           82,254
Interest accrued .....................................................        22,355           28,513
Other ................................................................        38,766           22,830
                                                                          ----------      -----------
                                                                             596,578          558,709
                                                                          ----------      -----------
OTHER LIABILITIES
Power purchase contract ..............................................        83,143           97,504
Deferred income taxes ................................................       761,795          722,300
Investment tax credit ................................................        83,127           88,842
Other ................................................................       236,188          237,675
                                                                          ----------      -----------
                                                                           1,164,253        1,146,321
                                                                          ----------      -----------
TOTAL CAPITALIZATION AND LIABILITIES .................................    $4,278,091      $ 4,521,848
                                                                          ==========      ===========

        The accompanying notes are an integral part of these statements.

                      MIDAMERICAN ENERGY HOLDINGS COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                (IN THOUSANDS)




                                                                                YEARS ENDED DECEMBER 31
                                                                    -----------------------------------------------
                                                                          1997             1996            1995
                                                                    ---------------   -------------   -------------
NET CASH FLOWS FROM OPERATING ACTIVITIES
Net income ......................................................     $ 135,104        $  131,046      $  122,764
Adjustments to reconcile net income to net cash provided:
 Depreciation and amortization ..................................       197,454           190,511         181,636
 Net decrease in deferred income taxes and
   investment tax credit, net ...................................       (71,191)           (7,894)           (961)
 Amortization of other assets ...................................        33,761            20,541          19,630
 Cash proceeds from accounts receivable sale ....................        70,000                --              --
 Capitalized cost of real estate sold ...........................         1,859             3,568           1,744
 Loss (income) from discontinued operations .....................         4,228            12,715          (3,059)
 Gain on sale of securities, assets and other investments .......        (9,996)          (10,132)         (1,050)
 Other-than-temporary decline in value of investments ...........         3,795            15,566          17,971
 Impact of changes in working capital, net of effects
   from discontinued operations .................................        28,098           (53,752)        (21,024)
 Other ..........................................................          (867)           19,218          19,369
                                                                      ---------        ----------      ----------
   Net cash provided ............................................       392,245           321,387         337,020
                                                                      ---------        ----------      ----------
NET CASH FLOWS FROM INVESTING ACTIVITIES
Utility construction expenditures ...............................      (166,932)         (154,198)       (190,771)
Quad Cities Nuclear Power Station decommissioning trust fund.....        (9,819)           (8,607)         (8,636)
Deferred energy efficiency expenditures .........................       (12,258)          (20,390)        (35,841)
Nonregulated capital expenditures ...............................       (14,066)          (55,788)        (12,881)
Purchase of securities ..........................................      (159,770)         (198,947)       (164,521)
Proceeds from sale of securities ................................       180,890           243,290          94,493
Proceeds from sale of assets and other investments ..............        57,433            33,285          34,263
Investment in discontinued operations ...........................       181,321            (5,984)         (9,752)
Other investing activities, net .................................        (1,360)            8,308           6,946
                                                                      ---------        ----------      ----------
 Net cash provided (used) .......................................        55,439          (159,031)       (286,700)
                                                                      ---------        ----------      ----------
NET CASH FLOWS FROM FINANCING ACTIVITIES
Common dividends paid ...........................................      (117,605)         (120,770)       (118,828)
Issuance of long-term debt, net of issuance cost ................            --            99,500          12,750
Retirement of long-term debt, including reacquisition cost ......      (122,300)         (136,616)       (110,351)
Reacquisition of preferred shares ...............................            (6)          (58,176)            (10)
Reacquisition of common shares ..................................       (96,618)               --              --
Issuance of preferred shares, net of issuance cost ..............            --            96,850              --
Increase (decrease) in MidAmerican Capital Company
 unsecured revolving credit facility ............................      (174,500)           44,500          95,000
Issuance of common shares .......................................            --                --          15,083
Net increase (decrease) in notes payable ........................       (23,936)          (22,810)         60,300
                                                                      ---------        ----------      ----------
 Net cash used ..................................................      (534,965)          (97,522)        (46,056)
                                                                      ---------        ----------      ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ............       (87,281)           64,834           4,264
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR ..................        97,749            32,915          28,651
                                                                      ---------        ----------      ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR ........................     $  10,468        $   97,749      $   32,915
                                                                      =========        ==========      ==========
ADDITIONAL CASH FLOW INFORMATION:
Interest paid, net of amounts capitalized .......................     $  96,805        $  107,179      $  116,843
                                                                      =========        ==========      ==========
Income taxes paid ...............................................     $ 130,521        $   85,894      $   69,319
                                                                      =========        ==========      ==========

        The accompanying notes are an integral part of these statements.

                      MIDAMERICAN ENERGY HOLDINGS COMPANY

                   CONSOLIDATED STATEMENTS OF CAPITALIZATION

                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)




                                                                                      AS OF DECEMBER 31
                                                                       ------------------------------------------------
                                                                                1997                     1996
                                                                       ----------------------- ------------------------
COMMON SHAREHOLDERS' EQUITY
Common shares, no par; 350,000,000 shares authorized;
 95,300,882 and 100,751,713 shares outstanding, respectively .........  $  753,873              $  801,431
Retained earnings ....................................................     409,296                 440,971
Valuation allowance, net of income taxes .............................     138,117                  (2,456)
                                                                        ----------              ----------
                                                                         1,301,286      51.7%    1,239,946       44.0%
                                                                        ----------      ----    ----------       ----
MIDAMERICAN PREFERRED SECURITIES (100,000,000 SHARES AUTHORIZED)
Cumulative shares outstanding not subject to mandatory redemption:
 $3.30 Series, 49,481 and 49,523 shares, respectively ................       4,948                   4,952
 $3.75 Series, 38,310 and 38,320 shares, respectively ................       3,831                   3,832
 $3.90 Series, 32,630 shares .........................................       3,263                   3,263
 $4.20 Series, 47,369 shares .........................................       4,737                   4,737
 $4.35 Series, 49,945 and 49,950 shares, respectively ................       4,994                   4,995
 $4.40 Series, 50,000 shares .........................................       5,000                   5,000
 $4.80 Series, 49,898 shares .........................................       4,990                   4,990
                                                                        ----------              ----------
                                                                            31,763       1.2%       31,769        1.1%
                                                                        ----------      ----    ----------       ----
Cumulative shares outstanding; subject to mandatory redemption:
 $5.25 Series, 100,000 shares ........................................      10,000                  10,000
 $7.80 Series, 400,000 shares ........................................      40,000                  40,000
                                                                        ----------              ----------
                                                                            50,000       2.0%       50,000        1.8%
                                                                        ----------      ----    ----------       ----
MIDAMERICAN-OBLIGATED PREFERRED SECURITIES
MidAmerican-obligated mandatorily redeemable cumulative
 preferred securities of subsidiary trust holding solely
 MidAmerican junior subordinated debentures:
 7.98% Series, 4,000,000 shares ......................................     100,000       4.0%      100,000        3.6%
                                                                        ----------      ----    ----------       ----
LONG-TERM DEBT
MidAmerican mortgage bonds:
 5.05% Series, due 1998 ..............................................          --                  49,100
 6.25% Series, due 1998 ..............................................          --                  75,000
 7.875% Series, due 1999 .............................................      60,000                  60,000
 6% Series, due 2000 .................................................      35,000                  35,000
 6.75% Series, due 2000 ..............................................      75,000                  75,000
 7.125% Series, due 2003 .............................................     100,000                 100,000
 7.70% Series, due 2004 ..............................................      55,630                  60,000
 7% Series, due 2005 .................................................      90,500                 100,000
 7.375% Series, due 2008 .............................................      75,000                  75,000
 8% Series, due 2022 .................................................      50,000                  50,000
 7.45% Series, due 2023 ..............................................       6,940                  26,500
 8.125% Series, due 2023 .............................................     100,000                 100,000
 6.95% Series, due 2025 ..............................................      12,500                  21,500
MidAmerican pollution control revenue obligations:
 5.15% to 5.75% Series, due periodically through 2003 ................       8,064                   8,424
 5.95% Series, due 2023 (secured by general mortgage bonds) ..........      29,030                  29,030

        The accompanying notes are an integral part of these statements.

                      MIDAMERICAN ENERGY HOLDINGS COMPANY

                   CONSOLIDATED STATEMENTS OF CAPITALIZATION

                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)




                                                                                        AS OF DECEMBER 31
                                                                       ---------------------------------------------------
                                                                                  1997                      1996
                                                                       -------------------------- ------------------------
LONG-TERM DEBT (CONTINUED)
 Variable rate series -
   Due 2016 and 2017 (3.7% and 3.5%, respectively) ...................   $    37,600               $   37,600
   Due 2023 (secured by general mortgage
    bonds, 3.7% and 3.5%, respectively) ..............................        28,295                   28,295
   Due 2023 (3.7% and 3.5%, respectively) ............................         6,850                    6,850
   Due 2024 (3.7% and 3.6%, respectively) ............................        34,900                   34,900
   Due 2025 (3.7% and 3.5%, respectively) ............................        12,750                   12,750
MidAmerican notes:
 8.75% Series, due 2002 ..............................................           240                      240
 6.5% Series, due 2001 ...............................................       100,000                  100,000
 6.4% Series, due 2003 through 2007 ..................................         2,000                    2,000
 Obligation under capital lease ......................................         2,104                    2,218
 Unamortized debt premium and discount, net ..........................        (3,192)                  (4,009)
                                                                         -----------               ----------
   Total utility .....................................................       919,211                1,085,398
                                                                         -----------               ----------
Nonregulated subsidiaries notes:
 7.34% Series, due 1998 ..............................................            --                   20,000
 7.76% Series, due 1999 ..............................................        45,000                   45,000
 8.52% Series, due 2000 through 2002 .................................        70,000                   70,000
 8% Series, due annually through 2004 ................................            --                      205
 Borrowings under unsecured revolving credit facility (6.2%) .........            --                   64,000
 Borrowings under unsecured revolving credit facility (6.1%) .........            --                   26,000
 Borrowings under unsecured revolving credit facility (6.1%) .........            --                   84,500
                                                                         -----------               ----------
   Total nonregulated subsidiaries ...................................       115,000                  309,705
                                                                         -----------               ----------
                                                                           1,034,211       41.1%    1,395,103       49.5%
                                                                         -----------      -----    ----------      -----
TOTAL CAPITALIZATION .................................................   $ 2,517,260      100.0%   $2,816,818      100.0%
                                                                         ===========      =====    ==========      =====

        The accompanying notes are an integral part of these statements.

                      MIDAMERICAN ENERGY HOLDINGS COMPANY

                 CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)




                                                                   YEARS ENDED DECEMBER 31
                                                          ------------------------------------------
                                                              1997           1996           1995
                                                          ------------   ------------   ------------
BEGINNING OF YEAR .....................................    $ 440,971      $ 430,589      $ 426,683
                                                           ---------      ---------      ---------
NET INCOME ............................................      135,104        131,046        122,764
                                                           ---------      ---------      ---------
DEDUCT (ADD):
Loss on repurchase of common shares ...................       49,174             --             --
Dividends declared on common shares of $1.20, $1.20 and
 $1.18 per share, respectively.........................      117,605        120,770        118,828
Other .................................................           --           (106)            30
                                                           ---------      ---------      ---------
                                                             166,779        120,664        118,858
                                                           ---------      ---------      ---------
END OF YEAR ...........................................    $ 409,296      $ 440,971      $ 430,589
                                                           =========      =========      =========

        The accompanying notes are an integral part of these statements.

                      MIDAMERICAN ENERGY HOLDINGS COMPANY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


(A) MERGER AND FORMATION OF THE COMPANY:

     MidAmerican Energy Holdings Company (Company or Holdings) is a holding company for MidAmerican Energy Company (MidAmerican), MidAmerican Capital Company (MidAmerican Capital) and Midwest Capital Group, Inc. (Midwest Capital). Prior to December 1, 1996, MidAmerican held the capital stock of MidAmerican Capital and Midwest Capital. Effective December 1, 1996, each share of MidAmerican common stock was exchanged for one share of Holdings common stock. As part of the transaction, MidAmerican distributed the capital stock of MidAmerican Capital and Midwest Capital to Holdings.

     MidAmerican was formed on July 1, 1995, as a result of the merger of Iowa-Illinois Gas and Electric Company (Iowa-Illinois), Midwest Resources Inc. (Midwest Resources) and its utility subsidiary, Midwest Power Systems Inc. (Midwest Power). Each outstanding share of preferred and preference stock of the predecessor companies was converted into one share of a similarly designated series of MidAmerican preferred stock, no par value. Each outstanding share of common stock of Midwest Resources and Iowa-Illinois was converted into one share and 1.47 shares, respectively, of MidAmerican common stock, no par value. The merger was accounted for as a pooling-of-interest and the financial statements included herein are presented as if the merger and the formation of the holding company had occurred as of the earliest period shown.


(B) CONSOLIDATION POLICY AND PREPARATION OF FINANCIAL STATEMENTS:

     The accompanying Consolidated Financial Statements include the Company and its wholly owned subsidiaries, MidAmerican, MidAmerican Capital and Midwest Capital. All significant intercompany transactions have been eliminated.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.


(C) REGULATION:

     MidAmerican's utility operations are subject to the regulation of the Iowa Utilities Board (IUB), the Illinois Commerce Commission (ICC), the South Dakota Public Utilities Commission, and the Federal Energy Regulatory Commission
(FERC). MidAmerican's accounting policies and the accompanying Consolidated Financial Statements conform to generally accepted accounting principles applicable to rate-regulated enterprises and reflect the effects of the ratemaking process.

     Statement of Financial Accounting Standards (SFAS) No. 71 sets forth accounting principles for operations that are regulated and meet certain criteria. For operations that meet the criteria, SFAS 71 allows, among other things, the deferral of costs that would otherwise be expensed when incurred. A possible consequence of the changes in the utility industry is the discontinued applicability of SFAS 71. The majority of MidAmerican's electric and gas utility operations currently meet the criteria of SFAS 71, but its applicability is periodically reexamined. On December 16, 1997, MidAmerican's generation operations serving Illinois were no longer subject to the provisions of SFAS 71 due to passage of restructuring legislation in Illinois. Thus, MidAmerican was required to write off regulatory assets and liabilities from its balance sheet related to its Illinois generation operations. The net amount of such write-off's were immaterial. If other utility operations no longer meet the criteria of SFAS 71, MidAmerican would be required to write off the related regulatory assets and liabilities from its balance

                      MIDAMERICAN ENERGY HOLDINGS COMPANY
sheet and thus, a material adjustment to earnings in that period could result. The following regulatory assets, primarily included in Other Assets in the Consolidated Balance Sheets, represent probable future revenue to MidAmerican because these costs are expected to be recovered in charges to utility customers (in thousands):




                                                          1997          1996
                                                      -----------   -----------
   Deferred income taxes ..........................    $143,851      $140,649
   Energy efficiency costs ........................     111,471       112,244
   Debt refinancing costs .........................      34,923        40,230
   FERC Order 636 transition costs ................       9,279        25,033
   Environmental costs ............................      20,417        22,577
   Retirement benefit costs .......................         595        11,025
   Enrichment facilities decommissioning ..........       8,781        11,089
   Unamortized costs of retired plant .............       5,771         8,953
   Other ..........................................       4,201         2,655
                                                       --------      --------
     Total ........................................    $339,289      $374,455
                                                       ========      ========

(D) REVENUE RECOGNITION:

     Revenues are recorded as services are rendered to customers. MidAmerican records unbilled revenues, and related energy costs, representing the estimated amount customers will be billed for services rendered between the meter-reading dates in a particular month and the end of such month. Accrued unbilled revenues were $80.2 million and $70.1 million at December 31, 1997 and 1996, respectively, and are included in Receivables on the Consolidated Balance Sheets.

     MidAmerican's Illinois and South Dakota jurisdictional sales, or approximately 11% of total retail electric sales, and the majority of its total retail gas sales are subject to adjustment clauses. These clauses allow MidAmerican to adjust the amounts charged for electric and gas service as the costs of gas, fuel for generation or purchased power change. The costs recovered in revenues through use of the adjustment clauses are charged to expense in the same period.


(E) DEPRECIATION AND AMORTIZATION:

     MidAmerican's provisions for depreciation and amortization for its utility operations are based on straight-line composite rates. The average depreciation and amortization rates for the years ended December 31 were as follows:




                            1997        1996        1995
                         ---------   ---------   ---------
   Electric ..........       3.8%        3.8%        3.9%
   Gas ...............       3.4%        3.7%        3.7%

     Utility plant is stated at original cost which includes overhead costs, administrative costs and an allowance for funds used during construction.

     The cost of repairs and minor replacements is charged to maintenance expense. Property additions and major property replacements are charged to plant accounts. The cost of depreciable units of utility plant retired or disposed of in the normal course of business is eliminated from the utility plant accounts and such cost, plus net removal cost, is charged to accumulated depreciation.

     An allowance for the estimated annual decommissioning costs of the Quad Cities Nuclear Power Station (Quad Cities) equal to the level of funding is included in depreciation expense. See Note 4(e) for additional information regarding decommissioning costs.

                      MIDAMERICAN ENERGY HOLDINGS COMPANY

(F) INVESTMENTS:


     Investments, managed primarily through the Company's nonregulated subsidiaries, include the following amounts as of December 31 (in thousands):




                                                      1997          1996
                                                  -----------   -----------
   Investments:
   Marketable securities ......................    $467,207      $219,890
   Equipment leases ...........................      73,928        89,791
   Nuclear decommissioning trust fund .........      93,251        76,304
   Energy projects ............................      21,180        24,467
   Special-purpose funds ......................      10,057        44,863
   Real estate ................................      42,424        45,457
   Corporate owned life insurance .............      33,471        27,395
   Coal transportation ........................      14,516        18,623
   Communications .............................      10,000        56,333
   Security ...................................       8,551         5,367
   Other ......................................      24,939        14,482
                                                   --------      --------
   Total ......................................    $799,524      $622,972
                                                   ========      ========

     Marketable securities generally consist of preferred stocks, common stocks and mutual funds held by MidAmerican Capital. Investments in marketable securities classified as available-for-sale are reported at fair value with net unrealized gains and losses reported as a net of tax amount in Common Shareholders' Equity until realized. Investments in marketable securities that are classified as held-to-maturity are reported at amortized cost. An other-than-temporary decline in the value of a marketable security is recognized through a write-down of the investment to earnings.


     Investments held by the nuclear decommissioning trust fund for the Quad Cities units are classified as available-for-sale and are reported at fair value with net unrealized gains and losses reported as adjustments to the accumulated provision for nuclear decommissioning.


(G) CONSOLIDATED STATEMENTS OF CASH FLOWS:


     The Company considers all cash and highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash and cash equivalents for purposes of the Consolidated Statements of Cash Flows.


     Net cash provided (used) from changes in working capital, net of effects from discontinued operations was as follows (in thousands):




                                              1997            1996            1995
                                          ------------   -------------   -------------
   Receivables ........................    $  34,544       $ (84,802)      $ (31,314)
   Inventories ........................        4,773          (5,629)          7,013
   Other current assets ...............       (7,421)          6,732          (4,140)
   Accounts payable ...................      (23,950)         47,751          15,903
   Taxes accrued ......................       10,375             356          (9,755)
   Interest accrued ...................       (6,158)         (2,122)            (24)
   Other current liabilities ..........       15,935         (16,038)          1,293
                                           ---------       ---------       ---------
     Total ............................    $  28,098       $ (53,752)      $ (21,024)
                                           =========       =========       =========

                      MIDAMERICAN ENERGY HOLDINGS COMPANY

(H) ACCOUNTING FOR LONG-TERM POWER PURCHASE CONTRACT:


     Under a long-term power purchase contract with Nebraska Public Power District (NPPD), expiring in 2004, MidAmerican purchases one-half of the output of the 778-megawatt Cooper Nuclear Station (Cooper). The Consolidated Balance Sheets include a liability for MidAmerican's fixed obligation to pay 50% of NPPD's Nuclear Facility Revenue Bonds and other fixed liabilities. A like amount representing MidAmerican's right to purchase power is shown as an asset.



     Capital improvement costs prior to July 11, 1997, including carrying costs, were deferred, and are being amortized and recovered in rates over either a five-year period or the term of the NPPD contract. Beginning July 11, 1997, capital improvement costs are recovered currently from customers and are expensed as incurred.


     The fuel cost portion of the power purchase contract is included in Cost of Fuel, Energy and Capacity on the Consolidated Statements of Income. All other costs MidAmerican incurs in relation to its long-term power purchase contract with NPPD are included in Other Operating Expenses on the Consolidated Statements of Income.


     See Notes 4(d), 4(e) and 4(f) for additional information regarding the power purchase contract.


(I) ACCOUNTING FOR DERIVATIVES:


   1) Preferred Stock Hedge Instruments:


     The Company is exposed to market value risk from changes in interest rates for certain fixed rate sinking fund preferred and perpetual preferred stocks (fixed rate preferred stocks) included in Investments on the Consolidated Balance Sheets. The Company reviews the interest rate sensitivity of these securities and purchases put options on U.S. Treasury securities (put options) to reduce interest rate risk on preferred stocks. The Company does not purchase or sell put options for speculative purposes. The Company's intent is to substantially offset any change in market value of the fixed rate preferred stocks due to a change in interest rates with a change in market value of the put options.


     The preferred stocks are publicly traded securities and, as such, changes in their fair value are reported, net of income taxes, as a valuation allowance in shareholders' equity. Unrealized gains and losses on the associated put options are included in the determination of the fair value of the preferred stocks. The fair value of the put options, including unrealized gains and losses, included in the determination of the fair value of the preferred securities as of December 31, 1997 and 1996 was $1.9 million and $5.1 million, respectively. Realized gains and losses on the put options are included in Realized Gains and Losses on Securities, Net in the Consolidated Statements Income in the period the underlying hedged fixed rate preferred stocks are sold. At December 31, 1997, the Company held put options with a notional value of $3.2 million.


   2) Gas Futures Contracts and Swaps:


     The Company uses gas futures contracts and swap contracts to reduce its exposure to changes in the price of natural gas purchased to meet the needs of its customers and to manage margins on natural gas storage opportunities. Investments in natural gas futures contracts, which total $1.6 million and $0.8 million as of December 31, 1997 and 1996, are included in Receivables on the Consolidated Balance Sheets. Gains and losses on gas futures contracts that qualify for hedge accounting are deferred and reflected as adjustments to the carrying value of the hedged item or included in Other Assets on the Consolidated Balance Sheets until the underlying physical transaction is recorded if the instrument is used to hedge an anticipated future transaction. The net gain or loss on gas futures contracts is included in the determination of income in the same period as the expense for the physical delivery of the natural gas.

                      MIDAMERICAN ENERGY HOLDINGS COMPANY

Realized gains and losses on gas futures contracts and the net amounts exchanged or accrued under the natural gas swap contracts are included in Cost of Gas Sold, Other Net or Nonregulated-Costs of Sales consistent with the expense for the physical commodity. Deferred net gains (losses) related to the Company's gas futures contracts are $(0.4) million and $0.8 million as of December 31, 1997 and 1996, respectively.


     The Company periodically evaluates the effectiveness of its natural gas hedging programs. If a high degree of correlation between prices for the hedging instruments and prices for the physical delivery is not achieved, the contracts are recorded at fair value and the gains or losses are included in the determination of income. At December 31, 1997 the Company held the following hedging instruments:




                                                      NOTIONAL VOLUME     WEIGHTED AVERAGE
                                                          (MMBTU)           (PER MMBTU)
                                                     -----------------   -----------------
   Natural Gas Futures (Long) ....................      3,670,000              $2.277
   Natural Gas Futures (Short) ...................      1,670,000              $2.305
   Natural Gas Swaps (Fixed to Variable) .........      2,497,400
    Weighted average variable price ..............                             $2.558
    Weighted average fixed price .................                             $3.114
   Natural Gas Swaps (Variable to Fixed) .........      6,806,952
    Weighted average variable price ..............                             $2.536
    Weighted average fixed price .................                             $2.473

(2) LONG-TERM DEBT:


     The Company's sinking fund requirements and maturities of long-term debt for 1998 through 2002 are $145 million, $106 million, $134 million, $125 million and $25 million, respectively.


     The interest rate on the Company's Adjustable Rate Series Mortgage Bonds is reset every two years at 160 basis points over the average yield to maturity of 10-year Treasury securities. The rate was reset in 1997.


     The Company's Variable Rate Pollution Control Revenue Obligations bear interest at rates that are periodically established through remarketing of the bonds in the short-term tax-exempt market. The Company, at its option, may change the mode of interest calculation for these bonds by selecting from among several alternative floating or fixed rate modes. The interest rates shown in the Consolidated Statements of Capitalization are the weighted average interest rates as of December 31, 1997 and 1996. The Company maintains dedicated revolving credit facility agreements or renewable lines of credit to provide liquidity for holders of these issues.


     Substantially all the former Iowa-Illinois utility property and franchises, and substantially all of the former Midwest Power electric utility property in Iowa, or approximately 82% of gross utility plant, is pledged to secure mortgage bonds.


     MidAmerican Capital has $64 million and $50 million unsecured revolving credit facility agreements which mature in 1998. Borrowings under these agreements may be on a fixed rate, floating rate or competitive bid rate basis. All subsidiary long-term borrowings outstanding at December 31, 1997, are without recourse to Holdings.

                      MIDAMERICAN ENERGY HOLDINGS COMPANY

(3) JOINTLY OWNED UTILITY PLANT:

     Under joint plant ownership agreements with other utilities, MidAmerican had undivided interests at December 31, 1997, in jointly owned generating plants as shown in the table below.

     The dollar amounts below represent MidAmerican's share in each jointly owned unit. Each participant has provided financing for its share of each unit. Operating Expenses on the Consolidated Statements of Income include MidAmerican's share of the expenses of these units (dollars in millions).




                                        NUCLEAR                               COAL FIRED
                                     -------------   -------------------------------------------------------------
                                                                    COUNCIL
                                      QUAD CITIES       NEAL        BLUFFS        NEAL       OTTUMWA      LOUISA
                                         UNITS          UNIT         UNIT         UNIT         UNIT        UNITS
                                       NO. 1 & 2        NO. 3        NO. 3        NO. 4       NO. 1        NO. 1
                                     -------------   ----------   ----------   ----------   ---------   ----------
IN SERVICE DATE                           1972          1975         1978         1979         1981        1983
Utility plant in service .........      $   240       $   128      $   298      $   159      $   210     $   531
Accumulated depreciation .........      $    87       $    78      $   164      $    87      $   103     $   235
Unit capacity-MW .................        1,529           515          675          624          716         700
Percent ownership ................         25.0%         72.0%        79.1%        40.6%        52.0%       88.0%

(4) COMMITMENTS AND CONTINGENCIES:


(A) CAPITAL EXPENDITURES:

     Utility construction expenditures for 1998 are estimated to be $201 million, including $13 million for Quad Cities nuclear fuel. Nonregulated capital expenditures depend upon the availability of investment opportunities and other factors. During 1998, such expenditures are estimated to be approximately $10 million.


(B) MANUFACTURED GAS PLANT FACILITIES:

     The United States Environmental Protection Agency (EPA) and the state environmental agencies have determined that contaminated wastes remaining at certain decommissioned manufactured gas plant facilities may pose a threat to the public health or the environment if such contaminants are in sufficient quantities and at such concentrations as to warrant remedial action.

     MidAmerican is evaluating 26 properties which were, at one time, sites of gas manufacturing plants in which it may be a potentially responsible party
(PRP). The purpose of these evaluations is to determine whether waste materials are present, whether such materials constitute an environmental or health risk, and whether MidAmerican has any responsibility for remedial action. MidAmerican is currently conducting field investigations at seventeen of the sites and has completed investigations at one of the sites. In addition, MidAmerican has completed removals at three of the sites. MidAmerican is continuing to evaluate several of the sites to determine the future liability, if any, for conducting site investigations or other site activity.

     MidAmerican's present estimate of probable remediation costs for the sites discussed above as of December 31, 1997 is $21 million. This estimate has been recorded as a liability and a regulatory asset for future recovery. The ICC has approved the use of a tariff rider which permits recovery of the actual costs of litigation, investigation and remediation relating to former MGP sites. MidAmerican's present rates in Iowa provide for a fixed annual recovery of MGP costs. MidAmerican intends to pursue recovery of the remediation costs from other PRPs and its insurance carriers.

     The estimate of probable remediation costs is established on a site specific basis. The costs are accumulated in a three-step process. First, a determination is made as to whether MidAmerican has

                      MIDAMERICAN ENERGY HOLDINGS COMPANY
potential legal liability for the site and whether information exists to indicate that contaminated wastes remain at the site. If so, the costs of performing a preliminary investigation and the costs of removing known contaminated soil are accrued. As the investigation is performed and if it is determined remedial action is required, the best estimate of remediation costs is accrued. If necessary, the estimate is revised when a consent order is issued. The estimated recorded liabilities for these properties include incremental direct costs of the remediation effort, costs for future monitoring at sites and costs of compensation to employees for time expected to be spent directly on the remediation effort. The estimated recorded liabilities for these properties are based upon preliminary data. Thus, actual costs could vary significantly from the estimates. The estimate could change materially based on facts and circumstances derived from site investigations, changes in required remedial action and changes in technology relating to remedial alternatives. In addition, insurance recoveries for some or all of the costs may be possible, but the liabilities recorded have not been reduced by any estimate of such recoveries.

     Although the timing of potential incurred costs and recovery of such costs in rates may affect the results of operations in individual periods, management believes that the outcome of these issues will not have a material adverse effect on MidAmerican's financial position or results of operations.


(C) CLEAN AIR ACT:

     On July 18, 1997, the EPA adopted revisions to the National Ambient Air Quality Standards for ozone and a new standard for fine particulate matter. Based on data to be obtained from monitors located throughout the states, the EPA will make a determination of whether the states have any areas that do not meet the air quality standards (i.e., areas that are classified as nonattainment). If a state has area(s) classified as nonattainment area(s), the state is required to submit a State Implementation Plan specifying how it will reach attainment of the standards through emission reductions or other means.

     The impact of the new standards on MidAmerican will depend on the attainment status of the areas surrounding MidAmerican's operations and MidAmerican's relative contribution to the nonattainment status. If MidAmerican's operations contribute to nonattainment and modifications to MidAmerican's operations or facilities are necessary, the cost of making emissions reductions to meet the air quality standards will be dependent upon the level of emissions reductions required and the available technology. MidAmerican will continue to evaluate the potential impact of the new regulations.

     Following recommendations provided by the Ozone Transport Assessment Group, the EPA, in November 1997, issued a Notice of Proposed Rulemaking which identified 22 states and the District of Columbia as making significant contribution to nonattainment of NAAQS for ozone. Iowa is not subject to these emissions reduction requirements as EPA's rule is currently drafted, and, as such, MidAmerican does not anticipate that its facilities will be subject to additional emissions reductions as a result of this initiative. The EPA anticipates issuing its final rules in September 1998. MidAmerican will continue to closely monitor this rulemaking proceeding.


(D) LONG-TERM POWER PURCHASE CONTRACT:

     Payments to NPPD cover one-half of the fixed and operating costs of Cooper (excluding depreciation but including debt service) and MidAmerican's share of nuclear fuel cost (including nuclear fuel disposal) based on energy delivered. The debt service portion is approximately $1.5 million per month for 1998 and is not contingent upon the plant being in service. In addition, MidAmerican pays one-half of NPPD's decommissioning funding related to Cooper.

     The debt amortization and Department of Energy (DOE) enrichment plant decontamination and decommissioning component of MidAmerican's payments to NPPD were $13.8 million, $14.5 million and $12.0 million and the net interest component was $3.8 million, $3.6 million and $4.6 million each for the years 1997, 1996 and 1995, respectively.

                      MIDAMERICAN ENERGY HOLDINGS COMPANY

     MidAmerican's payments for the debt principal portion of the power purchase contract obligation and the DOE enrichment plant decontamination and decommissioning payments are $14.4 million, $15.0 million, $15.8 million, $16.6 million, $17.4 million and $18.3 million for 1998 through 2003, respectively.


(E) DECOMMISSIONING COSTS:

     Based on site-specific decommissioning studies that include decontamination, dismantling, site restoration and dry fuel storage cost, MidAmerican's share of expected decommissioning costs for Cooper and Quad Cities, in 1997 dollars, is $247 million and $230 million, respectively. In Illinois, nuclear decommissioning costs are included in customer billings through a mechanism that permits annual adjustments. Such costs are reflected as base rates in Iowa tariffs.

     For purposes of developing a decommissioning funding plan for Cooper, NPPD assumes that decommissioning costs will escalate at an annual rate of 4.0%. Although Cooper's operating license expires in 2014, the funding plan assumes decommissioning will start in 2004, the anticipated plant shutdown date.

     As of December 31, 1997, MidAmerican's share of funds set aside by NPPD in internal and external accounts for decommissioning was $78.2 million. In addition, the funding plan also assumes various funds and reserves currently held to satisfy NPPD bond resolution requirements will be available for plant decommissioning costs after the bonds are retired in early 2004. The funding schedule assumes a long-term return on funds in the trust of 6.75% annually. Certain funds will be required to be invested on a short-term basis when decommissioning begins and are assumed to earn at a rate of 4.0% annually. NPPD is recognizing decommissioning costs over the life of the power sales contract. MidAmerican makes payments to NPPD related to decommissioning Cooper. These payments are included in MidAmerican's power purchase costs. The Cooper decommissioning component of MidAmerican's payments to NPPD was $11.3 million, $9.9 million and $8.9 million for the years 1997, 1996, and 1995, respectively, and is included in Other Operating Expenses in the Consolidated Statements of Income. Earnings from the internal and external trust funds, which are recognized by NPPD as the owner of the plant, are tax exempt and serve to reduce future funding requirements.

     External trusts have been established for the investment of funds for decommissioning the Quad Cities units. The total accrued balance as of December 31, 1997, was $93.3 million and is included in Other Liabilities and a like amount is reflected in Investments and represents the value of the assets held in the trusts.

     MidAmerican's provision for depreciation included costs for Quad Cities nuclear decommissioning of $9.8 million, $8.6 million and $8.6 million for 1997, 1996 and 1995, respectively. The provision charged to expense is equal to the funding that is being collected in rates. The decommissioning funding component of MidAmerican's Illinois tariffs assumes decommissioning costs, related to the Quad Cities unit, will escalate at an annual rate of 5.3% and the assumed annual return on funds in the trust is 6.5%. The Quad Cities decommissioning funding component of MidAmerican's Iowa tariffs assumes decommissioning costs will escalate at an annual rate of 6.3% and the assumed annual return on funds in the trust is 6.5%. Earnings on the assets in the trust fund were $5.0 million, $3.5 million and $2.5 million for 1997, 1996 and 1995, respectively.


(F) NUCLEAR INSURANCE:

     MidAmerican maintains financial protection against catastrophic loss associated with its interest in Quad Cites and Cooper through a combination of insurance purchased by NPPD (the owner and operator of Cooper) and Commonwealth Edison (the joint owner and operator of Quad Cities), insurance

                      MIDAMERICAN ENERGY HOLDINGS COMPANY
purchased directly by MidAmerican, and the mandatory industry-wide loss funding mechanism afforded under the Price-Anderson Amendments Act of 1988. The coverage falls into three categories: nuclear liability, property coverage and nuclear worker liability.


     NPPD and Commonwealth Edison each purchase nuclear liability insurance in the maximum available amount of $200 million. In accordance with the Price-Anderson Amendments Act of 1988, excess liability protection above that amount is provided by a mandatory industry-wide program under which the owners of nuclear generating facilities could be assessed for liability incurred due to a serious nuclear incident at any commercial nuclear reactor in the United States. Currently, MidAmerican's maximum potential share of such an assessment is $79.3 million per incident, payable in installments not to exceed $10 million annually.


     The property coverage provides for property damage, stabilization and decontamination of the facility, disposal of the decontaminated material and premature decommissioning. For Quad Cities, Commonwealth Edison purchases primary and excess property insurance protection for the combined interest in Quad Cities totalling $2.1 billion. For Cooper, NPPD purchases primary property insurance in the amount of $500 million. Additionally, MidAmerican and NPPD separately purchase coverage for their respective obligation of $1.125 billion each in excess of the $500 million primary layer purchased by NPPD. This structure provides that both MidAmerican and NPPD are covered for their respective 50% obligation in the event of a loss totalling $2.75 billion. MidAmerican also directly purchases extra expense/business interruption coverage to cover the cost of replacement power and/or other continuing costs in the event of a covered accidental outage at Cooper or Quad Cities. The coverages purchased directly by MidAmerican, and the primary and excess property coverages purchased by Commonwealth Edison, contain provisions for retrospective premium assessments should two or more full policy-limit losses occur in one policy year. Currently, the maximum retrospective amounts that could be assessed against MidAmerican from industry mutual insurance companies for its obligations associated with Cooper and Quad Cities combined total $11.6 million.


     The master nuclear worker liability coverage is an industry-wide policy with an aggregate limit of $200 million for the nuclear industry as a whole, which is in effect to cover tort claims of workers as a result of radiation exposure on or after January 1, 1988. MidAmerican's share, based on its interest in Cooper and Quad Cities, of a maximum potential share of a retrospective assessment under this program is $3.0 million.


(G) COAL AND NATURAL GAS CONTRACT COMMITMENTS:


     MidAmerican has entered into supply and related transportation contracts for its fossil fueled generating stations. The contracts, with expiration dates ranging from 1998 to 2003, require minimum payments of $132.2 million, $88.8 million, $57.8 million, $26.3 million and $3.1 million and $3.1 million for the years 1998 through 2003, respectively. The Company expects to supplement these coal contracts with spot market purchases to fulfill its future fossil fuel needs.


     The Company has entered into various natural gas supply and transportation contracts for its utility operations. The minimum commitments under these contracts are $88 million, $63 million, $37 million, $32 million and $16 million for the years 1998 through 2002, respectively, and $76 million for the total of the years thereafter. During 1993 FERC Order 636 became effective, requiring interstate pipelines to restructure their services. The pipeline will recover the transition costs related to Order 636 from the local distribution companies. The Company has recorded a liability and regulatory asset for the transition costs which are being recovered by the Company through the purchased gas adjustment clause. The unrecovered balance recorded by the Company as of December 31, 1997, was $9.3 million.

                      MIDAMERICAN ENERGY HOLDINGS COMPANY

(5) COMMON SHAREHOLDERS' EQUITY:

     Common shares outstanding changed during the years ended December 31 as shown in the table below (in thousands):




                                        1997                       1996                      1995
                              -------------------------   -----------------------   -----------------------
                                 AMOUNT        SHARES        AMOUNT       SHARES       AMOUNT       SHARES
                              -----------   -----------   -----------   ---------   -----------   ---------
Balance, beginning of
 year .....................    $ 801,431      100,752      $801,227      100,752     $786,420       99,687
Changes due to:
 Repurchase of
   common shares ..........      (47,444)      (5,451)           --           --           --           --
 Issuance of common
   shares .................           --           --            --           --       15,083        1,065
 Stock options ............          210           --           623           --           --           --
 Capital stock expense              (289)          --          (419)          --         (276)          --
 Other ....................          (35)          --            --           --           --           --
                               ---------      -------      --------      -------     --------       ------
 Balance, end of year .....    $ 753,873       95,301      $801,431      100,752     $801,227      100,752
                               =========      =======      ========      =======     ========      =======

(6) RETIREMENT PLANS:

     The Company has noncontributory defined benefit pension plans covering substantially all employees. Benefits under the plans are based on participants' compensation, years of service and age at retirement.

     Funding is based upon the actuarially determined costs of the plans and the requirements of the Internal Revenue Code and the Employee Retirement Income Security Act. MidAmerican has been allowed to recover funding contributions in rates.

     Net periodic pension cost includes the following components for the years ended December 31 (in thousands):




                                                                           1997           1996           1995
                                                                       ------------   ------------   ------------
   Service cost-benefit earned during the period ...................    $  10,092      $  12,323      $   9,817
   Interest cost on projected benefit obligation ...................       29,623         31,109         27,934
   Decrease in pension costs from actual return on assets ..........      (79,580)       (58,460)       (63,593)
   Net amortization and deferral ...................................       39,446         26,223         32,126
   One-time charge .................................................           --             --         15,683
   Regulatory deferral of incurred cost ............................        5,423            568        (10,470)
                                                                        ---------      ---------      ---------
   Net periodic pension cost .......................................    $   5,004      $  11,763      $  11,497
                                                                        =========      =========      =========

     During 1995, the Company incurred a one-time charge of $15.7 million related to the early retirement portion of its restructuring plan. Of such cost, $3.0 million was charged to expense and the remaining amount was deferred for future recovery through the regulatory process.

     The plan assets are stated at fair market value and are primarily comprised of insurance contracts, United States government debt and corporate equity securities. The plans in which accumulated benefits exceed assets consist entirely of nonqualified defined benefit plans. Although the plans have no assets, the Company purchases corporate owned life insurance to provide funding for the future cash requirements. The cash value of such insurance was $21.5 million and $17.3 million at December 31, 1997 and 1996,

                      MIDAMERICAN ENERGY HOLDINGS COMPANY
respectively. The following table presents the funding status of the plans and amounts recognized in the Consolidated Balance Sheets as of December 31 (dollars in thousands):




                                                                           PLANS IN WHICH:
                                                   ---------------------------------------------------------------
                                                            ASSETS EXCEED                ACCUMULATED BENEFITS
                                                        ACCUMULATED BENEFITS                 EXCEED ASSETS
                                                   -------------------------------   -----------------------------
                                                        1997             1996             1997            1996
                                                   --------------   --------------   -------------   -------------
Actuarial present value of benefit obligations:
 Vested benefit obligation .....................     $ (325,770)      $ (298,237)      $ (40,080)      $ (36,574)
 Nonvested benefit obligation ..................         (3,623)          (3,454)           (242)         (1,925)
                                                     ----------       ----------       ---------       ---------
 Accumulated benefit obligation ................       (329,393)        (301,691)        (40,322)        (38,499)
 Provision for future pay increases ............        (52,027)         (79,790)         (8,301)         (8,733)
                                                     ----------       ----------       ---------       ---------
 Projected benefit obligation ..................       (381,420)        (381,481)        (48,623)        (47,232)
Plan assets at fair value ......................        483,668          427,828              --              --
                                                     ----------       ----------       ---------       ---------
Projected benefit obligation (greater) less than
 plan assets ...................................        102,248           46,347         (48,623)        (47,232)
Unrecognized prior service cost ................            592           18,636          21,147          21,544
Unrecognized net loss (gain) ...................        (93,770)         (63,173)         (1,281)             --
Unrecognized net transition asset ..............        (16,339)         (18,929)             --              --
 Other .........................................             --               --         (11,565)        (12,811)
                                                     ----------       ----------       ---------       ---------
Pension liability recognized in the Consolidated
 Balance Sheets ................................     $   (7,269)      $  (17,119)      $ (40,322)      $ (38,499)
                                                     ==========       ==========       =========       =========


                                                                        1997     1996
                                                                       ------   -----
   Assumptions used were:
    Discount rate ...................................................   7.0%     7.5%
    Rate of increase in compensation levels .........................   5.0%     5.0%
    Weighted average expected long-term rate of return on assets.....   9.0%     9.0%

     The Company currently provides certain health care and life insurance benefits for retired employees. Under the plans, substantially all of the Company's employees may become eligible for these benefits if they reach retirement age while working for the Company. However, the Company retains the right to change these benefits anytime at its discretion.


     In January 1993, the Company adopted SFAS No. 106, Employers Accounting for Postretirement Benefits Other Than Pensions. The Company began expensing these costs on an accrual basis for its Illinois customers and certain of its Iowa customers in 1993 and including provisions for such costs in rates for these customers. For its remaining Iowa customers, the Company deferred the portion of these costs above the "pay-as-you-go" amount already included in rates until recovery on an accrual basis was established in 1995. The Company is currently amortizing the deferral, expensing the SFAS No. 106 accrual and including provisions for these costs in rates.

                      MIDAMERICAN ENERGY HOLDINGS COMPANY

     Net periodic postretirement benefit cost includes the following components for the year ended December 31 (in thousands):




                                                                       1997          1996          1995
                                                                   -----------   -----------   -----------
   Service cost-benefit earned during the period ...............    $  2,680      $  2,118      $  1,583
   Interest cost ...............................................       8,822         8,341         7,185
   Increase (decrease) in benefit cost from actual return on
    assets .....................................................      (2,285)       (1,598)       (2,090)
   Amortization of unrecognized transition obligation ..........       5,291         5,291         5,291
   Amortization of unrecognized service cost ...................         650            --            --
   Amortization of unrecognized prior year (loss) ..............        (298)           --            --
   Other .......................................................        (288)         (297)         (262)
   One-time charge for early retirement ........................          --            --         4,353
   Regulatory recognition of incurred cost .....................       4,888         5,112         5,140
                                                                    --------      --------      --------
   Net periodic postretirement benefit cost ....................    $ 19,460      $ 18,967      $ 21,200
                                                                    ========      ========      ========

     During 1995, the Company recorded a one-time expense of $4.4 million related to the early retirement portion of its restructuring plan.

     The Company has established external trust funds to meet its expected postretirement benefit obligations. The trust funds are comprised primarily of guaranteed rate investment accounts and money market investment accounts. A reconciliation of the funded status of the plan to the amounts realized as of December 31 is presented below (dollars in thousands):




                                                                  1997            1996
                                                             -------------   -------------
   Accumulated present value of benefit obligations:
    Retiree benefit obligation ...........................    $  (74,534)     $  (78,935)
    Active employees fully eligible for benefits .........        (6,466)         (2,798)
    Other active employees ...............................       (46,347)        (34,772)
                                                              ----------      ----------
    Accumulated benefit obligation .......................      (127,347)       (116,505)
   Plan assets at fair value .............................        52,174          36,783
                                                              ----------      ----------
   Accumulated benefit obligation greater than plan assets       (75,173)        (79,722)
   Unrecognized net gain .................................       (11,248)         (8,810)
   Prior service cost ....................................         8,277              --
   Unrecognized transition obligation ....................        79,370          84,662
                                                              ----------      ----------
   Postretirement benefit liability recognized in the
   Consolidated Balance Sheets ...........................    $    1,226      $   (3,870)
                                                              ==========      ==========
   Assumptions used were:
    Discount rate ........................................           7.0%            7.5%
    Weighted average expected long-term rate of return
      on assets (after taxes) ............................           6.5%            6.7%

     For purposes of calculating the postretirement benefit obligation, it is assumed health care costs for covered individuals prior to age 65 will increase by 10.0% in 1998, and that the rate of increase thereafter will decline by 1.0% annually to an ultimate rate of 5.5% by the year 2003. For covered individuals age 65 and older, it is assumed health care costs will increase by 7.0% in 1998, and that the rate of increase thereafter will decline by 1.0% annually to an ultimate rate of 5.5% by the year 2000.

     If the assumed health care trend rates used to measure the expected cost of benefits covered by the plans were increased by 1%, the total service and interest cost would increase by $1.8 million and the accumulated postretirement benefit obligation would increase by $15.4 million.

                      MIDAMERICAN ENERGY HOLDINGS COMPANY

     The Company sponsors defined contribution pension plans (401(k) plans) covering substantially all employees. The Company's contributions to the plans, which are based on the participants' level of contribution and cannot exceed four percent of the participants' salaries or wages, were $4.6 million, $4.4 million and $3.7 million for 1997, 1996 and 1995, respectively.


(7) STOCK-BASED COMPENSATION PLANS:

     The company has stock-based compensation arrangements as described below. The company accounts for these plans under Accounting Principles Board Opinion No. 25 and the related interpretations. The total compensation cost recognized in income for stock-based compensation awards was $1.3 million, $0.6 million, and $1.8 million for 1997, 1996, and 1995 respectively. Had the company used Statement of Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), pro-forma net income for common stock would be $135.3 million, $130.9 million, and $122.6 million, while earnings per share would be $1.38, $1.30, and $1.22 for the years ended 1997, 1996, and 1995 respectively.

     Stock options and performance share awards have been granted pursuant to the MidAmerican Energy Company 1995 Long-Term Incentive Plan (the "Plan"). Up to four million shares are authorized to be granted under the Plan.

Stock Options -- Under the Plan, the Board of Directors have granted options to purchase shares of MidAmerican Holdings common stock (the "Options") at the fair market value of the shares on the date of the grant. The options vest over a 4-year period at a rate of 25% per year and expire ten years after the date of grant. Stock option activity for 1997, 1996, and 1995 is summarized as follows:




                                                    1997                    1996                   1995
                                            ---------------------  ----------------------  ---------------------
                                                        WEIGHTED                WEIGHTED                WEIGHTED
                                                         AVERAGE                AVERAGE                 AVERAGE
                                                        EXERCISE               EXEERCISE                EXERCISE
                                              NUMBER      PRICE      NUMBER      PRICE       NUMBER      PRICE
                                            ---------  ----------  ---------  -----------  ----------  ---------
Outstanding, beginning of year ...........   800,000     $14.66     700,000      $14.50          --         --
Granted ..................................    46,666     $17.36     100,000      $15.75     700,000     $14.50
Exercised ................................   165,000     $14.58          --          --          --         --
Forfeited ................................   115,000     $14.93          --          --          --         --
Expired ..................................        --         --          --          --          --         --
Outstanding, end of year .................   566,666     $15.12     800,000      $14.66     700,000     $14.50
Exercisable, end of year .................   315,000     $14.54     175,000      $14.50          --         --
Weighted average fair value of options
 granted during year .....................               $ 1.66                  $ 1.48                 $ 1.58

     The fair value of the options granted were estimated as of the date of the grant using the Black-Scholes option pricing model. The model assumed:




                                          1997          1996          1995
                                      -----------   -----------   ------------
   Dividend rate per share ..........    $1.20         $1.20        $1.20
   Expected volatility ..............    16.55%        17.62%          23%
   Expected life ....................   10 Years      10 Years      10 Years
   Risk free interest rate ..........     6.14%         6.53%        6.28%

     The options outstanding at December 31, 1997 have an exercise price range of $14.50 to $17.785, with a weighted average contractual life of 8.25 years.

     Performance Shares -- Under the Plan, participants are granted contingent shares of common stock. The shares are contingent upon the attainment of specified performance measures within a 3-year performance period. During the performance period, the participant is entitled to receive dividends and vote the stock. The stock is vested upon achievement of the performance measures. If the specified

                      MIDAMERICAN ENERGY HOLDINGS COMPANY
criteria is not met within the 3-year performance period, the shares are forfeited. The following table provides certain information regarding contingent performance incentive shares granted under the Plan:




                                                               1997           1996          1995
                                                           ------------   -----------   -----------
   Number of performance shares granted ................      77,105         68,189        86,277
   Fair value at date of grant (in thousands) ..........   $   1,335       $  1,176      $  1,251
   Weighted average per share amounts ..................   $ 17.3125       $17.2500      $14.5000
   End of performance period ...........................   6/30/2000        6/30/99       6/30/98

     In addition, the company has granted 800 restricted shares to each non-employee director in 1997, 1996 and 1995. Non-employee directors are restricted from disposing of granted shares until such time as they cease to be a director of the company. The following table provides certain information regarding the directors restricted shares granted under the Plan.




                                                               1997          1996          1995
                                                           -----------   -----------   -----------
   Number of shares granted ............................      11,200        12,000        13,600
   Fair value at date of grant (in thousands) ..........    $    194      $    207      $    197
   Weighted average price per share amounts ............    $17.3125      $17.2500      $14.5000

     Employee Stock Ownership Plan -- Employees of the Company are allowed to purchase company stock up to the lesser of 15% or $25,000 of their annual compensation at a 15% discount. The number of shares acquired by employees under the plan were 140,943, 150,899, and 182,707 in 1997, 1996 and 1995, respectively. The Company currently acquires shares in the open market for this plan. Participants who purchase shares under the Plan are required to hold purchased shares for 180 days.


(8) SHORT-TERM BORROWING:

     Interim financing of working capital needs and the construction program may be obtained from the sale of commercial paper or short-term borrowing from banks. Information regarding short-term debt follows (dollars in thousands):




                                                     1997            1996            1995
                                                -------------   -------------   -------------
   Balance at year-end ......................     $ 138,054       $ 161,990       $ 184,800
   Weighted average interest rate on year-end
     balance ................................           5.9%            5.4%            5.7%
   Average daily amount outstanding during
     the year ...............................     $ 117,482       $ 151,318       $ 114,036
   Weighted average interest rate on average
     daily amount outstanding during the
     year ...................................           5.7%            5.5%            6.0%

     MidAmerican has authority from FERC to issue short-term debt in the form of commercial paper and bank notes aggregating $400 million. As of December 31, 1997, MidAmerican had a $250 million revolving credit facility agreement and a $10 million line of credit and Holdings had lines of credit totaling $120 million. MidAmerican's commercial paper borrowings are supported by the revolving credit facility and the line of credit.


(9) RATE MATTERS:

     As a result of a negotiated settlement in Illinois, MidAmerican reduced its Illinois electric service rates by annual amounts of $13.1 million and $2.4 million, effective November 3, 1996, and June 1, 1997, respectively.

                      MIDAMERICAN ENERGY HOLDINGS COMPANY

     On June 27, 1997, the Iowa Utilities Board (IUB) issued an order in a consolidated rate proceeding involving MidAmerican's pricing proposal and a filing by the Iowa Office of Consumer Advocate (OCA). The order approved a March 1997 settlement agreement between MidAmerican, the OCA and other parties to the proceeding. The agreement includes a number of characteristics of MidAmerican's pricing proposal. Prices for residential customers were reduced $8.5 million annually and $10.0 million annually, effective November 1, 1996, and July 11, 1997, respectively, and will be reduced an additional $5.0 million annually on June 1, 1998, for a total annual decrease of $23.5 million. Rates for commercial and industrial customers will be reduced a total of $10 million annually by June 1, 1998, through pilot projects, negotiated rates with individual customers and, if needed, a base rate reduction effective June 1, 1998. The agreement includes a tracking mechanism to currently recover the cost of capital improvements required by the Cooper Nuclear Station Power Purchase Contract. The tracking mechanism will offset approximately $9 million of these reductions.

     In addition, the agreement accepted MidAmerican's proposal to eliminate the Iowa energy adjustment clause (EAC) which was the mechanism through which fuel costs were collected from Iowa customers prior to July 11, 1997. The EAC flows the cost of fuel to customers on a current basis, and thus, fuel costs had little impact on net income. Prospectively, base rates for Iowa customers will include a factor for recovery of a representative level of fuel costs. To the extent actual fuel costs vary from that factor, pre-tax earnings will be impacted. The fuel cost factor will be reviewed in February 1999 and adjusted prospectively if actual 1998 fuel costs vary 15% above or below the factor included in base rates.

     Under the agreement, if MidAmerican's annual Iowa electric jurisdictional return on common equity exceeds 12%, then an equal sharing between customers and shareholders of earnings above the 12% level begins; if it exceeds 14%, then two-thirds of MidAmerican's share of those earnings will be used for accelerated recovery of certain regulatory assets. The agreement permits MidAmerican to file for increased rates if the return falls below 9%. Other parties signing the agreement are prohibited from filing for reduced rates prior to 2001 unless the return, after reflecting credits to customers, exceeds 14%.

     The agreement also provides that MidAmerican will develop a pilot program for a market access service which allows customers with at least 4 MW of load to choose energy suppliers. The pilot program, which is subject to approval by the IUB and the Federal Energy Regulatory Commission (FERC), is limited to 60 MW of participation the first year and can be expanded by 15 MW annually until the conclusion of the program. Any loss of revenues associated with the pilot program will be considered part of the $10 million annual reduction for commercial and industrial customers as described above, but may not be recovered from other customer classes. The program was filed with the IUB and the FERC in September 1997. The Company anticipates that the necessary approvals will be received before the end of the second quarter of 1998.


(10) DISCONTINUED OPERATIONS:

     In the third quarter of 1996, the Company announced the discontinuation of certain nonstrategic businesses in support of its strategy of becoming the leading regional energy and complementary services provider. In November of 1996, the Company signed a definitive agreement with KCS Energy, Inc. (KCS) to sell an oil and gas exploration and development subsidiary and completed the sale on January 3, 1997. The Company recorded an after-tax loss of $7.1 million for the disposition in 1996 and an additional $0.9 million in 1997. In October 1997, the company sold its subsidiary that developed and continues to operate a computerized information system facilitating the real-time exchange of power in the electric industry. The Company recorded a $4.0 million estimated after-tax loss on disposal in the third quarter of 1996 and an additional $3.2 million in September 1997. In addition, in the third quarter of 1996 the Company received a final settlement from the sale of a coal mining subsidiary which was reflected as a discontinued operation by a predecessor company in 1982. The final settlement, which resulted in an after-tax loss of $3.3 million, included the reacquisition of preferred equity by the buyer and the settlement of reclamation reserves.

                      MIDAMERICAN ENERGY HOLDINGS COMPANY

     Proceeds received from the disposition of the oil and gas subsidiary included $210 million in cash and 870,000 warrants, after a stock split in 1997, to purchase KCS common stock. The warrants were valued at $6 million. Proceeds received from the disposition of the subsidiary that operates a computerized information system for the exchange of power in the electric industry included an unsecured note receivable for $0.7 million and warrants to purchase twenty percent of the acquirer which have been valued at zero. Proceeds received from the disposition of the coal mining subsidiary settlement were $15 million. Net assets of the discontinued operations are separately presented on the Consolidated Balance Sheets as Investment in Discontinued Operations.

     Revenues from discontinued activities, as well as the results of operations and the estimated loss on the disposal of discontinued operations for the years ended December 31 are as follows (in thousands):




                                                       1997            1996           1995
                                                  -------------   -------------   -----------
   OPERATING REVENUES .........................     $      --       $ 233,952      $ 81,637
                                                    =========       =========      ========
   INCOME FROM OPERATIONS
   Income (loss) before income taxes ..........     $    (200)      $   1,638      $  4,704
   Income tax benefit (expense) ...............            82             479        (1,645)
                                                    ---------       ---------      --------
   Income (loss) from Operations ..............     $    (118)      $   2,117      $  3,059
                                                    =========       =========      ========
   LOSS ON DISPOSAL
   Income (loss) before income taxes ..........     $ (10,106)      $   9,047      $     --
   Income tax benefit (expense) ...............         5,996         (23,879)           --
                                                    ---------       ---------      --------
   Loss on disposal ...........................     $  (4,110)      $ (14,832)     $     --
                                                    =========       =========      ========

(11) CONCENTRATION OF CREDIT RISK:

     The Company's electric utility operations serve 560,000 customers in Iowa, 85,000 customers in western Illinois and 3,000 customers in southeastern South Dakota. The Company's gas utility operations serve 486,000 customers in Iowa, 65,000 customers in western Illinois, 63,000 customers in southeastern South Dakota and 4,000 customers in northeastern Nebraska. The largest communities served by the Company are the Iowa and Illinois Quad-Cities; Des Moines, Sioux City, Cedar Rapids, Waterloo, Iowa City and Council Bluffs, Iowa; and Sioux Falls, South Dakota. The Company's utility operations grant unsecured credit to customers, substantially all of whom are local businesses and residents. As of December 31, 1997, billed receivables from the Company's utility customers totalled $14.8 million. As described in Note 18, billed receivables related to utility services have been sold to a wholly owned unconsolidated subsidiary.

     MidAmerican Capital has investments in preferred stocks of companies in the utility industry. As of December 31, 1997, the total cost of these investments was $96 million.

     MidAmerican Capital has entered into leveraged lease agreements with companies in the airline industry. As of December 31, 1997, the receivables under these agreements totalled $35 million.


(12) PREFERRED SHARES:

     During 1996, MidAmerican redeemed all shares of the $1.7375 Series of preferred stock. The redemptions were made at a premium, which resulted in a charge to net income of $1.6 million.

     The $5.25 Series Preferred Shares, which are not redeemable prior to November 1, 1998 for any purpose, are subject to mandatory redemption on November 1, 2003 at $100 per share. The $7.80 Series Preferred Shares have sinking fund requirements under which 66,600 shares will be redeemed at $100 per share each May 1, beginning in 2001 through May 1, 2006.

                      MIDAMERICAN ENERGY HOLDINGS COMPANY

     The total outstanding cumulative preferred stock of MidAmerican not subject to mandatory redemption requirements may be redeemed at the option of the Company at prices which, in the aggregate, total $31.8 million. The aggregate total the holders of all preferred stock outstanding at December 31, 1997, are entitled to upon involuntary bankruptcy is $181.8 million plus accrued dividends. Annual dividend requirements for all preferred stock outstanding at December 31, 1997, total $12.9 million.


(13) SEGMENT INFORMATION:


     Information related to segments of the Company's business is as follows for the years ended December 31 (in thousands):




                                                       1997            1996            1995
                                                  -------------   -------------   -------------
   UTILITY
   Electric:
    Operating revenues ........................    $1,126,300      $1,099,008      $1,094,647
    Cost of fuel, energy and capacity .........       235,760         234,317         230,261
    Depreciation and amortization expense .....       145,931         140,939         136,324
    Other operating expenses ..................       502,109         424,594         459,344
                                                   ----------      ----------      ----------
    Operating income ..........................    $  242,500      $  299,158      $  268,718
                                                   ==========      ==========      ==========
   Gas:
    Operating revenues ........................    $  536,306      $  536,753      $  459,588
    Cost of gas sold ..........................       346,016         345,014         279,025
    Depreciation and amortization expense .....        24,609          23,653          22,626
    Other operating expenses ..................       127,092         106,831         122,017
                                                   ----------      ----------      ----------
    Operating income ..........................    $   38,589      $   61,255      $   35,920
                                                   ==========      ==========      ==========
   Operating income ...........................    $  281,089      $  360,413      $  304,638
   Other income (expense) .....................        14,699           3,998          (4,074)
    Fixed charges .............................       100,018          96,753          92,036
                                                   ----------      ----------      ----------
   Income from continuing operations before
    income taxes ..............................       195,770         267,658         208,528
   Income taxes ...............................        76,317         112,927          84,098
                                                   ----------      ----------      ----------
   Income from continuing operations ..........    $  119,453      $  154,731      $  124,430
                                                   ==========      ==========      ==========
   Capital Expenditures--
    Electric ..................................    $  128,544      $  116,243      $  133,490
    Gas .......................................    $   38,388      $   37,955      $   57,281

                      MIDAMERICAN ENERGY HOLDINGS COMPANY

                                                     1997           1996           1995
                                                 -----------   -------------   ------------
   NONREGULATED
    Revenues .................................    $ 259,675      $ 236,851      $  95,106
    Cost of sales ............................      240,182        218,256         70,351
    Depreciation and amortization ............        3,436          4,854          6,010
    Other operating expenses .................       26,640         30,516         31,029
                                                  ---------      ---------      ---------
    Operating income (loss) ..................      (10,583)       (16,775)       (12,284)
    Other income .............................       34,320         14,874         15,734
   Fixed charges .............................       11,785         23,574         25,470
                                                  ---------      ---------      ---------
    Income (loss) from continuing
      operations before income taxes .........       11,952        (25,475)       (22,020)
    Income taxes .............................       (7,927)       (14,505)       (17,295)
                                                  ---------      ---------      ---------
    Income (loss) from continuing
      operations .............................    $  19,879      $ (10,970)     $  (4,725)
                                                  =========      =========      =========
    Capital expenditures .....................    $  14,066      $  55,788      $  12,881


                                                           1997            1996            1995
                                                      -------------   -------------   -------------
   ASSET INFORMATION
   Identifiable utility assets:
    Electric (a) ..................................    $2,825,573      $2,954,324      $2,947,832
    Gas (a) .......................................       677,991         692,993         699,539
    Used in overall utility operations ............        11,341         114,545          30,084
    Nonregulated ..................................       763,186         593,666         615,342
    Investment in discontinued operations .........            --         166,320         177,300
                                                       ----------      ----------      ----------
      Total assets ................................    $4,278,091      $4,521,848      $4,470,097
                                                       ==========      ==========      ==========

----------
(a) Utility plant less accumulated provision for depreciation, receivables, inventories, nuclear decommissioning trust fund and regulatory assets.


(14) FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments. Tariffs for the Company's utility services are established based on historical cost ratemaking. Therefore, the impact of any realized gains or losses related to financial instruments applicable to the Company's utility operations is dependent on the treatment authorized under future ratemaking proceedings.

     Cash and cash equivalents -- The carrying amount approximates fair value due to the short maturity of these instruments.

     Quad Cities nuclear decommissioning trust fund -- Fair value is based on quoted market prices of the investments held by the fund.

     Marketable securities -- Fair value is based on quoted market prices.

     Debt securities -- Fair value is based on the discounted value of the future cash flows expected to be received from such investments.

     Equity investments carried at cost -- Fair value is based on an estimate of the Company's share of partnership equity, offers from unrelated third parties or the discounted value of the future cash flows expected to be received from such investments.

                      MIDAMERICAN ENERGY HOLDINGS COMPANY

     Notes payable -- Fair value is estimated to be the carrying amount due to the short maturity of these issues.


     Preferred shares -- Fair value of preferred shares with mandatory redemption provisions is estimated based on the quoted market prices for similar issues.


     Long-term debt -- Fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.


     The following table presents the carrying amount and estimated fair value of certain financial instruments as of December 31 (in thousands):




                                                                   1997                        1996
                                                        --------------------------- ---------------------------
                                                           CARRYING        FAIR        CARRYING        FAIR
                                                            AMOUNT        VALUE         AMOUNT        VALUE
                                                        ------------- ------------- ------------- -------------
Financial Instruments Owned by the Company:
 Equity investments carried at cost ...................  $   33,979    $   36,491    $   95,339    $  273,311
Financial Instruments Issued by the Company:
 MidAmerican preferred securities; subject to
   mandatory redemption ...............................  $   50,000    $   53,650    $   50,000    $   52,920
MidAmerican-obligated preferred securities; subject
 to mandatory redemption ..............................  $  100,000    $  104,250    $  100,000    $  100,490
Long-term debt, including current portion .............  $1,178,769    $1,214,951    $1,474,701    $1,522,500

     Included in investments on the Consolidated Balance Sheets is the Company's investment in common stock of McLeodUSA Incorporated (McLeodUSA). McLeodUSA common stock has been publicly traded since June 14, 1996. Investor agreements related to McLeodUSA's initial public offering and subsequent merger with Consolidated Communications Inc. prohibit the Company from selling or otherwise disposing of any of the common stock of McLeodUSA prior to September 24, 1998, without approval of McLeodUSA's board of directors. As a result of the agreements, the Company's investment was considered restricted stock and as such, was recorded at cost in all periods prior to September 1997. Beginning in September 1997, the investment is no longer considered restricted for accounting purposes and is recorded at fair value. At December 31, 1997 the cost and fair value of the McLeodUSA investment were $45.2 million and $257.9 million, respectively. The unrealized gain is recorded, net of income taxes, as a valuation allowance in common shareholders' equity. At December 31, 1997, the net unrealized gain and deferred income taxes for this investment were $212.7 million and $74.4 million, respectively.

                      MIDAMERICAN ENERGY HOLDINGS COMPANY

     The amortized cost, gross unrealized gain and losses and estimated fair value of investments in debt and equity securities at December 31 are as follows (in thousands):




                                                                    1997
                                         ----------------------------------------------------------
                                          AMORTIZED     UNREALIZED       UNREALIZED         FAIR
                                             COST          GAINS           LOSSES          VALUE
                                         -----------   ------------   ---------------   -----------
Available-for-sale:
 Equity securities ...................    $257,316       $226,747        $(10,522)       $473,541
 Municipal bonds .....................      35,217          2,116              (1)         37,332
 U. S. Government securities .........      18,753            800              (4)         19,549
 Corporate securities ................      13,579            222              (3)         13,798
 Cash equivalents ....................       9,862             --              --           9,862
                                          --------       --------        --------        --------
                                          $334,727       $229,885        $(10,530)       $554,082
                                          ========       ========        ========        ========
Held-to-maturity:
 Equity securities ...................    $  6,376       $     --        $     --        $  6,376
 Debt securities .....................       4,567            345              --           4,912
                                          --------       --------        --------        --------
                                          $ 10,943       $    345        $     --        $ 11,288
                                          ========       ========        ========        ========


                                                                 1996
                                        -------------------------------------------------------
                                         AMORTIZED     UNREALIZED     UNREALIZED        FAIR
                                            COST          GAINS         LOSSES         VALUE
                                        -----------   ------------   ------------   -----------
Available-for-sale:
 Equity securities ..................    $208,226        $4,883        $ (8,325)     $204,784
 Municipal bonds ....................      41,800         3,041            (356)       44,485
 U.S. Government securities .........      26,814           137            (157)       26,794
 Cash equivalents ...................      11,152            --              --        11,152
                                         --------        ------        --------      --------
                                         $287,992        $8,061        $ (8,838)     $287,215
                                         ========        ======        ========      ========
Held-to-maturity:
 Equity securities ..................    $  6,435        $   --        $   (196)     $  6,239
 Debt securities ....................      15,445           252              --        15,697
                                         --------        ------        --------      --------
                                         $ 21,880        $  252        $   (196)     $ 21,936
                                         ========        ======        ========      ========

     At December 31, 1997, the debt securities held by the Company had the following maturities (in thousands):




                                  AVAILABLE FOR SALE         HELD TO MATURITY
                               ------------------------   -----------------------
                                AMORTIZED       FAIR       AMORTIZED       FAIR
                                   COST         VALUE         COST        VALUE
                               -----------   ----------   -----------   ---------
Within 1 year ..............     $ 2,971      $ 2,987        $1,718      $2,014
1 through 5 years ..........      14,057       14,377         2,137       2,143
5 through 10 years .........      26,821       28,119           139         147
Over 10 years ..............      23,700       25,196           573         608

     During 1996, the Company sold a portion of its held-to-maturity securities due to a significant deterioration in the issuer's credit worthiness. Such securities had a carrying value of $4.8 million and proceeds from the sale were $4.3 million.

                      MIDAMERICAN ENERGY HOLDINGS COMPANY

     The proceeds and the gross realized gains and losses on the disposition of investments held by the Company for the years ended December 31, are as follows (in thousands):




                                        1997        1996        1995
                                    ----------- ----------- -----------
   Proceeds from sales ............  $211,691    $250,772    $106,910
   Gross realized gains ...........    14,320       9,920       3,923
   Gross realized losses ..........    (6,480)     (7,950)     (3,082)

(15) INCOME TAX EXPENSE:


     Income tax expense from continuing operations includes the following for the years ended December 31 (in thousands):



                                            1997        1996       1995
                                        ------------ ---------- ----------
   Current
    Federal ...........................  $  91,627    $ 80,165   $ 54,430
    State .............................     21,619      22,100     13,330
                                         ---------    --------   --------
                                           113,246     102,265     67,760
                                         ---------    --------   --------
   Deferred
    Federal ...........................    (29,257)      2,627      5,750
    State .............................     (8,242)       (264)     1,470
                                         ---------    --------   --------
                                           (37,499)      2,363      7,220
   Investment tax credit, net .........     (7,357)     (6,206)    (8,177)
                                         ---------    --------   --------
    Total .............................  $  68,390    $ 98,422   $ 66,803
                                         =========    ========   ========

     Included in Deferred Income Taxes in the Consolidated Balance Sheets as of December 31 are deferred tax assets and deferred tax liabilities as follows (in thousands):



                                                                   1997         1996
                                                                ----------   ----------
   Deferred tax assets
    Related to:
      Investment tax credits ................................    $ 55,998     $ 61,349
      Unrealized losses .....................................       7,880       12,034
      Pensions ..............................................      17,339       17,648
      AMT credit carry forward ..............................          --       10,188
      Nuclear reserves and decommissioning ..................      15,287        8,233
      Other .................................................       1,589        5,839
                                                                 --------     --------
       Total ................................................    $ 98,093     $115,291
                                                                 ========     ========


                                                                   1997         1996
                                                                ---------    ---------
   Deferred tax liabilities
    Related to:
      Depreciable property ..................................    $504,594     $545,459
      Income taxes recoverable through future rates .........     197,877      201,998
      Unrealized gains ......................................      81,501           --
      Energy efficiency .....................................      40,902       44,734
      Reacquired debt .......................................      15,346       14,265
      FERC Order 636 ........................................       2,857        9,023
      Other .................................................      16,811       22,112
                                                                ---------    ---------
       Total ................................................    $859,888     $837,591
                                                                =========    =========

                      MIDAMERICAN ENERGY HOLDINGS COMPANY

     The following table is a reconciliation between the effective income tax rate, before preferred stock dividends of subsidiary, indicated by the Consolidated Statements of Income and the statutory federal income tax rate for the years ended December 31:




                                                                       1997        1996        1995
                                                                    ---------   ---------   ---------
   Effective federal and state income tax rate ..................      31%         39%          34%
   Amortization of investment tax credit ........................       3           2            4
   State income tax, net of federal income tax benefit ..........      (4)         (6)          (5)
   Dividends received deduction .................................       2           2            2
   Other ........................................................       3          (2)          --
                                                                     ----        ----         ----
   Statutory federal income tax rate ............................      35%         35%         35%
                                                                     ====        ====         ====

(16) INVENTORIES:

     Inventories include the following amounts as of December 31 (in thousands):




                                                           1997          1996
                                                        ----------   -----------
   Materials and supplies, at average cost ..........    $31,425      $ 32,222
   Coal stocks, at average cost .....................     14,225        32,293
   Gas in storage, at LIFO cost .....................     35,430        23,915
   Fuel oil, at average cost ........................      2,344         1,264
   Other ............................................      2,667         1,170
                                                         -------      --------
    Total ...........................................    $86,091      $ 90,864
                                                         =======      ========

     At December 31, 1997 prices, the current cost of gas in storage was $50.3 million.


(17) MIDAMERICAN-OBLIGATED MANDATORILY REDEEMABLE PREFERRED
     SECURITIES OF MIDAMERICAN ENERGY FINANCING I:

     In December 1996, MidAmerican Energy Financing I (the Trust), a wholly-owned statutory business trust of MidAmerican, issued 4,000,000 shares of 7.98% Series MidAmerican-obligated mandatorily redeemable preferred securities (the Preferred Securities). The sole assets of the Trust are $103.1 million of MidAmerican 7.98% Series A Debentures due 2045 (the Debentures). There is a full and unconditional guarantee by MidAmerican of the Trust's obligations under the Preferred Securities. MidAmerican has the right to defer payments of interest on the Debentures by extending the interest payment period for up to 20 consecutive quarters. If interest payments on the Debentures are deferred, distributions on the Preferred Securities will also be deferred. During any deferral, distributions will continue to accrue with interest thereon and MidAmerican may not declare or pay any dividend or other distribution on, or redeem or purchase, any of its capital stock.

     The Debentures may be redeemed by MidAmerican on or after December 18, 2001, or at an earlier time if there is more than an insubstantial risk that interest paid on the Debentures will not be deductible for federal income tax purposes. If the Debentures, or a portion thereof, are redeemed, the Trust must redeem a like amount of the Preferred Securities. If a termination of the Trust occurs, the Trust will distribute to the holders of the Preferred Securities a like amount of the Debentures unless such a distribution is determined not to be practicable. If such determination is made, the holders of the Preferred Securities will be entitled to receive, out of the assets of the trust after satisfaction of its liabilities, a liquidation amount of $25 for each Preferred Security held plus accrued and unpaid distributions.

                      MIDAMERICAN ENERGY HOLDINGS COMPANY

(18) SALE OF ACCOUNTS RECEIVABLE:


     In 1997 MidAmerican entered into a revolving agreement, which expires in 2002, to sell all of its right, title and interest in the majority of its billed accounts receivable to MidAmerican Energy Funding Corporation (Funding Corp.), a special purpose entity established to purchase accounts receivable from MidAmerican. Funding Corp. in turn has sold receivable interests to outside investors. In consideration of the sale, MidAmerican received $70 million in cash and the remaining balance in the form of a subordinated note from Funding Corp. The agreement is structured as a true sale under which the creditors of Funding Corp. will be entitled to be satisfied out of the assets of Funding Corp. prior to any value being returned to MidAmerican or its creditors and, as such, the accounts receivable sold are not reflected on Holdings' or MidAmerican's Consolidated Balance Sheets. At December 31, 1997, $130.0 million, net of reserves, was sold under the agreement.


(19) EARNINGS PER SHARE


     Reconciliation for the Income and Shares of the Basic and Diluted per share computations for income from continuing operations for the years ended December 31 are as follows (in thousands, except per share amounts):




                                                            1997                                 1996
                                              ---------------------------------   -----------------------------------
                                                                          PER                                  PER
                                                                         SHARE                                SHARE
                                                 INCOME      SHARES     AMOUNT       INCOME       SHARES      AMOUNT
                                              -----------   --------   --------   -----------   ---------   ---------
INCOME FROM CONTINUING OPERATIONS .........    $139,332                            $143,761
BASIC EPS
Income Available to Common
 Shareholders .............................    $139,332      98,058     $1.42      $143,761      100,752     $ 1.43
                                                                        =====                                ======
EFFECT OF DILUTIVE SECURITIES
Stock Options .............................          --         107                      --           89
                                               --------      ------                --------      -------
DILUTED EPS
Income Available to Common
 Shareholders .............................    $139,332      98,165     $1.42      $143,761      100,841     $ 1.43
                                               ========      ======     =====      ========      =======     ======


                                                                  1995
                                                    ---------------------------------
                                                                                PER
                                                                               SHARE
                                                       INCOME       SHARES     AMOUNT
                                                    -----------   ---------   -------
INCOME FROM CONTINUING OPERATIONS ...............    $119,705
BASIC EPS
Income Available to Common Shareholders .........    $119,705      100,401     $1.19
                                                                               =====
EFFECT OF DILUTIVE SECURITIES
Stock Options ...................................          --           20
                                                     --------      -------
DILUTED EPS
Income Available to Common Shareholders .........    $119,705      100,421     $1.19
                                                     ========      =======     =====

                      MIDAMERICAN ENERGY HOLDINGS COMPANY

(20) UNAUDITED QUARTERLY OPERATING RESULTS:




                                                                                   1997
                                                       ------------------------------------------------------------
                                                        1ST QUARTER     2ND QUARTER     3RD QUARTER     4TH QUARTER
                                                       -------------   -------------   -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Operating revenues .................................     $584,395         $390,615       $440,698        $506,573
Operating income ...................................       77,233           55,395         97,948          39,930
Income from continuing operations ..................       34,174           24,176         49,705          31,277
Income (loss)from discontinued operations ..........         (234)             408         (2,793)         (1,609)
Earnings on common stock ...........................       33,940           24,584         46,912          29,668
Earnings per average common share and Earnings
 per average common share assuming dilution:
Income from continuing operations ..................     $   0.34         $   0.24       $   0.51        $   0.33
Income (loss) from discontinued operations .........           --             0.01          (0.03)          (0.02)
                                                         --------         --------       --------        --------
                                                         $   0.34         $   0.25       $   0.48        $   0.31
                                                         ========         ========       ========        ========


                                                                                   1996
                                                       ------------------------------------------------------------
                                                        1ST QUARTER     2ND QUARTER     3RD QUARTER     4TH QUARTER
                                                       -------------   -------------   -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Operating revenues .................................     $ 507,596       $ 391,466       $ 434,678      $ 538,872
Operating income ...................................       100,141          65,004          97,919         80,574
Income from continuing operations ..................        48,405          25,099          40,548         29,709
Income (loss) from discontinued operations .........         2,642           3,896         (17,992)        (1,261)
Earnings on common stock ...........................        51,047          28,995          22,556         28,448
Earnings per average common share and Earnings
 per average common share assuming dilution:
Income from continuing operations ..................     $    0.48       $    0.25       $    0.40      $    0.29
Income (loss) from discontinued operations .........          0.03            0.04           (0.18)         (0.01)
                                                         ---------       ---------       ---------      ---------
                                                         $    0.51       $    0.29       $    0.22      $    0.28
                                                         =========       =========       =========      =========

     The quarterly data reflect seasonal variations common in the utility industry.

                      MIDAMERICAN ENERGY HOLDINGS COMPANY

(21) OTHER INFORMATION:


     The Company completed a merger-related restructuring plan during 1995. Other operating expenses in the Consolidated Statements of Income for 1995 includes $33.4 million related to the restructuring plan.


     Non-Operating -- Other, Net, as shown on the Consolidated Statements of Income includes the following for the years ended December 31 (in thousands):




                                                                    1997            1996            1995
                                                                ------------   -------------   -------------
Other-than-temporary declines in value of investments and
 other assets ...............................................     $ (3,443)      $ (15,566)      $ (17,971)
IES merger costs ............................................           --          (8,689)             --
Special purpose fund income .................................        1,989           3,301           1,863
Energy efficiency carrying charges ..........................        4,993           3,255           3,092
Gain on sale of cushion gas .................................          855           3,182              --
Incentive gas purchase plan award ...........................        4,914           2,677              --
Agency gas sales, net .......................................        1,184           1,840             228
Gain (loss) on reacquisition of long-term debt ..............         (556)          1,105              --
Gain on sale of assets, net .................................       10,213             974           8,570
MidAmerican merger costs ....................................           --              --          (4,624)
Allowance for equity funds used during construction .........           --              --             481
Income (loss) from equity method investments ................        1,273           2,510            (312)
NPPD settlement .............................................        2,248              --              --
Other .......................................................       (1,559)          1,391          (1,794)
                                                                  --------       ---------       ---------
 Total ......................................................     $ 22,111       $  (4,020)      $ (10,467)
                                                                  ========       =========       =========

                      MIDAMERICAN ENERGY HOLDINGS COMPANY
                       CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)




                                                          THREE MONTHS              SIX MONTHS               TWELVE MONTHS
                                                         ENDED JUNE 30             ENDED JUNE 30             ENDED JUNE 30
                                                    ------------------------ ----------------------- ---------------------------
                                                        1998         1997        1998        1997         1998          1997
                                                    -----------  ----------- ----------- ----------- ------------- -------------
OPERATING REVENUES
Electric utility .................................   $287,094     $261,801    $543,448    $516,117    $1,153,631    $1,086,271
Gas utility ......................................     67,288       80,913     240,488     292,478       484,316       547,627
Nonregulated .....................................     39,041       42,549      81,015     156,827       183,863       305,074
                                                     --------     --------    --------    --------    ----------    ----------
                                                      393,423      385,263     864,951     965,422     1,821,810     1,938,972
                                                     --------     --------    --------    --------    ----------    ----------
OPERATING EXPENSES
Utility:
 Cost of fuel, energy and capacity ...............     57,085       52,141     102,284     111,424       226,620       229,243
 Cost of gas sold ................................     32,648       45,099     137,969     186,932       297,053       360,521
 Other operating expenses ........................    111,746       98,691     218,523     192,298       456,019       364,703
 Maintenance .....................................     30,740       22,349      53,323      46,098       105,315        90,844
 Depreciation and amortization ...................     44,191       42,060      88,382      84,068       174,854       166,654
 Property and other taxes ........................     24,295       24,853      49,765      50,343       100,739        93,871
                                                     --------     --------    --------    --------    ----------    ----------
                                                      300,705      285,193     650,246     671,163     1,360,600     1,305,836
                                                     --------     --------    --------    --------    ----------    ----------
Nonregulated:
 Cost of sales ...................................     24,197       37,243      63,233     146,213       157,202       287,219
 Other ...........................................     14,180        7,432      20,489      15,418        35,147        34,796
                                                     --------     --------    --------    --------    ----------    ----------
                                                       38,377       44,675      83,722     161,631       192,349       322,015
                                                     --------     --------    --------    --------    ----------    ----------
 Total operating expenses ........................    339,082      329,868     733,968     832,794     1,552,949     1,627,851
                                                     --------     --------    --------    --------    ----------    ----------
OPERATING INCOME .................................     54,341       55,395     130,983     132,628       268,861       311,121
                                                     --------     --------    --------    --------    ----------    ----------
NON-OPERATING INCOME
Interest income ..................................      2,178        1,562       4,630       3,115         6,833         4,603
Dividend income ..................................      2,738        3,707       5,452       7,255        11,989        15,338
Realized gains and losses on securities, net .....        954           98       2,019         616         9,201          (723)
Other, net .......................................        778        3,279       6,435       7,264        21,282        (1,484)
                                                     --------     --------    --------    --------    ----------    ----------
                                                        6,648        8,646      18,536      18,250        49,305        17,734
                                                     --------     --------    --------    --------    ----------    ----------
FIXED CHARGES
Interest on long-term debt .......................     20,324       22,829      40,608      46,292        84,214        97,496
Other interest expense ...........................      3,416        4,119       6,628       5,448        11,214        10,666
Preferred dividends of subsidiaries ..............      3,233        3,231       6,465       8,000        12,933        14,028
Allowance for borrowed funds .....................       (921)        (603)     (1,675)     (1,312)       (2,960)       (3,068)
                                                     --------     --------    --------    --------    ----------    ----------
                                                       26,052       29,576      52,026      58,428       105,401       119,122
                                                     --------     --------    --------    --------    ----------    ----------
INCOME FROM CONTINUING OPERATIONS BEFORE
 INCOME TAXES ....................................     34,937       34,465      97,493      92,450       212,765       209,733
INCOME TAXES .....................................     13,937       10,289      37,760      34,100        72,050        81,126
                                                     --------     --------    --------    --------    ----------    ----------
INCOME FROM CONTINUING OPERATIONS ................     21,000       24,176      59,733      58,350       140,715       128,607
                                                     --------     --------    --------    --------    ----------    ----------
DISCONTINUED OPERATIONS
Income (loss) from operations (net of
 income taxes) ...................................         --          408          --         698          (816)       (3,723)
Loss on disposal (net of income taxes) ...........         --           --          --        (524)       (3,586)      (15,356)
                                                     --------     --------    --------    --------    ----------    ----------
                                                           --          408          --         174        (4,402)      (19,079)
                                                     --------     --------    --------    --------    ----------    ----------
NET INCOME .......................................   $ 21,000     $ 24,584    $ 59,733    $ 58,524    $  136,313    $  109,528
                                                     ========     ========    ========    ========    ==========    ==========
AVERAGE COMMON SHARES OUTSTANDING ................     94,473       98,621      94,675      99,534        95,619       100,096
EARNINGS PER COMMON SHARE
 --BASIC AND DILUTED:
Continuing operations ............................   $   0.22     $   0.24    $   0.63    $   0.59    $     1.47    $     1.28
Discontinued operations ..........................         --         0.01          --          --         (0.04)        (0.19)
                                                     --------     --------    --------    --------    ----------    ----------
Earnings per average common share ................   $   0.22     $   0.25    $   0.63    $   0.59    $     1.43    $     1.09
                                                     ========     ========    ========    ========    ==========    ==========
DIVIDENDS DECLARED PER SHARE .....................   $   0.30     $   0.30    $   0.60    $   0.60    $     1.20    $     1.20
                                                     ========     ========    ========    ========    ==========    ==========

       The accompanying notes are an integral part of these statements.

                      MIDAMERICAN ENERGY HOLDINGS COMPANY

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                                  (UNAUDITED)

                                (IN THOUSANDS)




                                                    THREE MONTHS                SIX MONTHS                TWELVE MONTHS
                                                    ENDED JUNE 30              ENDED JUNE 30              ENDED JUNE 30
                                              -------------------------   -----------------------   -------------------------
                                                  1998          1997         1998         1997          1998          1997
                                              ------------   ----------   ----------   ----------   -----------   -----------
NET INCOME ................................    $  21,000      $ 24,584     $59,733      $58,524      $136,313      $109,528
                                               ---------      --------     -------      -------      --------      --------
OTHER COMPREHENSIVE INCOME
Unrealized (losses) gains on securities:
Unrealized holding gains (losses) during
 period ...................................      (29,603)       (1,104)     53,253        3,022       274,158         5,810
 Less reclassification adjustment for
   realized gains (losses) reflected in net
   income during period ...................          954            95       2,019          613         9,193          (729)
                                               ---------      --------     -------      -------      --------      --------
                                                 (30,557)       (1,199)     51,234        2,409       264,965         6,539
Income tax (benefit) expense ..............      (10,535)         (429)     18,014          789        92,792         2,234
                                               ---------      --------     -------      -------      --------      --------
 Other comprehensive income, net ..........      (20,022)         (770)     33,220        1,620       172,173         4,305
                                               ---------      --------     -------      -------      --------      --------
COMPREHENSIVE INCOME ......................    $     978      $ 23,814     $92,953      $60,144      $308,486      $113,833
                                               =========      ========     =======      =======      ========      ========

        The accompanying notes are an integral part of these statements.

                      MIDAMERICAN ENERGY HOLDINGS COMPANY

                          CONSOLIDATED BALANCE SHEETS

                                (IN THOUSANDS)



                                                                                       AS OF
                                                                    --------------------------------------------
                                                                               JUNE 30               DECEMBER 31
                                                                    -----------------------------   ------------
                                                                         1998            1997           1997
                                                                    -------------   -------------   ------------
                                                                             (UNAUDITED)
ASSETS
UTILITY PLANT
Electric ........................................................    $4,106,986      $4,050,767      $4,084,920
Gas .............................................................       766,127         731,978         756,874
                                                                     ----------      ----------      ----------
                                                                      4,873,113       4,782,745       4,841,794
Less accumulated depreciation and amortization ..................     2,350,265       2,215,077       2,275,099
                                                                     ----------      ----------      ----------
                                                                      2,522,848       2,567,668       2,566,695
Construction work in progress ...................................        82,671          37,880          55,418
                                                                     ----------      ----------      ----------
                                                                      2,605,519       2,605,548       2,622,113
                                                                     ----------      ----------      ----------
POWER PURCHASE CONTRACT .........................................       168,430         190,504         173,107
                                                                     ----------      ----------      ----------
INVESTMENT IN DISCONTINUED OPERATIONS ...........................            --           6,610              --
                                                                     ----------      ----------      ----------
CURRENT ASSETS
Cash and cash equivalents .......................................       121,720          57,297          10,468
Receivables .....................................................       160,212         203,511         207,471
Inventories .....................................................        64,471          69,796          86,091
Other ...........................................................        14,970          10,227          18,452
                                                                     ----------      ----------      ----------
                                                                        361,373         340,831         322,482
                                                                     ----------      ----------      ----------
INVESTMENTS AND NONREGULATED PROPERTY, NET ......................       883,797         605,669         799,524
                                                                     ----------      ----------      ----------
OTHER ASSETS ....................................................       388,378         386,543         360,865
                                                                     ----------      ----------      ----------
TOTAL ASSETS ....................................................    $4,407,497      $4,135,705      $4,278,091
                                                                     ==========      ==========      ==========
CAPITALIZATION AND LIABILITIES
CAPITALIZATION
Common shareholders' equity .....................................    $1,311,583      $1,186,313      $1,301,286
MidAmerican preferred securities, not subject to mandatory
 redemption .....................................................        31,760          31,765          31,763
Preferred securities, subject to mandatory redemption:
 MidAmerican preferred securities ...............................        50,000          50,000          50,000
 MidAmerican-obligated preferred securities of subsidiary trust
   holding solely MidAmerican junior subordinated debentures.....       100,000         100,000         100,000
Long-term debt (excluding current portion) ......................     1,043,909       1,109,531       1,034,211
                                                                     ----------      ----------      ----------
                                                                      2,537,252       2,477,609       2,517,260
                                                                     ----------      ----------      ----------
CURRENT LIABILITIES
Notes payable ...................................................       167,429         146,185         138,054
Current portion of long-term debt ...............................       219,260         129,756         144,558
Current portion of power purchase contract ......................        14,361          13,717          14,361
Accounts payable ................................................        90,593          87,515         145,855
Taxes accrued ...................................................       108,916          81,795          92,629
Interest accrued ................................................        21,637          26,457          22,355
Other ...........................................................        69,475          48,969          38,766
                                                                     ----------      ----------      ----------
                                                                        691,671         534,394         596,578
                                                                     ----------      ----------      ----------
OTHER LIABILITIES
Power purchase contract .........................................        83,143          97,504          83,143
Deferred income taxes ...........................................       772,609         710,431         761,795
Investment tax credit ...........................................        80,274          85,985          83,127
Other ...........................................................       242,548         229,782         236,188
                                                                     ----------      ----------      ----------
                                                                      1,178,574       1,123,702       1,164,253
                                                                     ----------      ----------      ----------
TOTAL CAPITALIZATION AND LIABILITIES ............................    $4,407,497      $4,135,705      $4,278,091
                                                                     ==========      ==========      ==========

        The accompanying notes are an integral part of these statements.

                      MIDAMERICAN ENERGY HOLDINGS COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                (IN THOUSANDS)




                                                                            THREE MONTHS                    SIX MONTHS
                                                                           ENDED JUNE 30                   ENDED JUNE 30
                                                                   ------------------------------ -------------------------------
                                                                         1998           1997            1998            1997
                                                                   --------------- -------------- --------------- ---------------
NET CASH FLOWS FROM OPERATING ACTIVITIES
Net income .......................................................   $  21,000       $ 24,584       $  59,733       $  58,524
Adjustments to reconcile net income to net cash provided:
 Depreciation and amortization ...................................      49,624         47,573          98,060          95,982
 Net decrease in deferred income taxes and investment tax
   credit, net ...................................................      (4,748)        (6,795)        (10,121)        (11,948)
 Amortization of other assets ....................................      10,133          5,596          19,345          12,474
 Capitalized cost of real estate sold ............................         308            506             458             796
 Loss from discontinued operations ...............................          --           (408)             --            (174)
 Gain on sale of securities, assets and other investments ........      (1,063)          (362)         (8,595)         (1,827)
 Other-than-temporary decline in value of investments ............          72             92             110             252
 Impact of changes in working capital, net of effects from
   discontinued operations .......................................     (31,556)       (77,780)         63,377          71,709
 Other ...........................................................      13,826          3,584          15,902            (751)
                                                                     ---------       --------       ---------       ---------
Net cash provided (used) .........................................      57,596         (3,410)        238,269         225,037
                                                                     ---------       --------       ---------       ---------
NET CASH FLOWS FROM INVESTING ACTIVITIES
Utility construction expenditures ................................     (43,906)       (37,426)        (68,592)        (64,029)
Quad Cities Nuclear Power Station decommissioning trust fund .....      (2,844)        (2,140)         (5,658)         (4,280)
Deferred energy efficiency expenditures ..........................          --         (2,626)             --          (6,349)
Nonregulated capital expenditures ................................     (17,485)        (4,377)        (38,683)         (7,002)
Purchase of real estate brokerage company ........................     (78,985)            --         (78,985)             --
Purchase of securities ...........................................     (45,125)       (53,064)        (98,354)       (116,407)
Proceeds from sale of securities .................................      52,772         53,397         104,817         132,049
Proceeds from sale of assets and other investments ...............      20,145            526          28,344          13,670
Investment in discontinued operations ............................          --         (1,822)             --         145,193
Other investing activities, net ..................................       2,765           (289)            (13)             52
                                                                     ---------       --------       ---------       ---------
Net cash (used) provided .........................................    (112,663)       (47,821)       (157,124)         92,897
                                                                     ---------       --------       ---------       ---------
NET CASH FLOWS FROM FINANCING ACTIVITIES
Common dividends paid ............................................     (28,310)       (29,544)        (56,686)        (59,723)
Issuance of long-term debt, net of issuance cost .................     158,440             --         158,440              --
Retirement of long-term debt, including reacquisition cost .......        (391)       (34,672)        (75,422)        (61,790)
Reacquisition of preferred shares ................................          (1)            (1)             (3)             (4)
Reacquisition of common shares ...................................     (10,754)       (26,235)        (25,597)        (46,564)
Decrease in MidAmerican Capital Company unsecured revolving
 credit facility .................................................      (3,200)            --              --        (174,500)
Net increase (decrease) in notes payable .........................      26,366        105,975          29,375         (15,805)
                                                                     ---------       --------       ---------       ---------
 Net cash provided (used) ........................................     142,150         15,523          30,107        (358,386)
                                                                     ---------       --------       ---------       ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS .............      87,083        (35,708)        111,252         (40,452)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD .................      34,637         93,005          10,468          97,749
                                                                     ---------       --------       ---------       ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD .......................   $ 121,720       $ 57,297       $ 121,720       $  57,297
                                                                     =========       ========       =========       =========
ADDITIONAL CASH FLOW INFORMATION:
Interest paid, net of amounts capitalized ........................   $  18,865       $ 19,708       $  43,999       $  49,978
                                                                     =========       ========       =========       =========
Income taxes paid ................................................   $  33,927       $ 76,690       $  34,651       $  76,753
                                                                     =========       ========       =========       =========

        The accompanying notes are an integral part of these statements.

                      MIDAMERICAN ENERGY HOLDINGS COMPANY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A) GENERAL:

     The consolidated financial statements included herein have been prepared by Holdings, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of the Company, all adjustments have been made to present fairly the financial position, the results of operations, comprehensive income and the changes in cash flows for the periods presented. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's latest Annual Report on Form 10-K.


B) ENVIRONMENTAL MATTERS:

     1) Manufactured Gas Plant Facilities:

     The United States Environmental Protection Agency (EPA) and the state environmental agencies have determined that contaminated wastes remaining at certain decommissioned manufactured gas plant (MGP) facilities may pose a threat to the public health or the environment if such contaminants are in sufficient quantities and at such concentrations as to warrant remedial action.


     MidAmerican is evaluating 27 properties which were, at one time, sites of gas manufacturing plants in which it may be a potentially responsible party
(PRP). The purpose of these evaluations is to determine whether waste materials are present, whether such materials constitute an environmental or health risk, and whether MidAmerican has any responsibility for remedial action. MidAmerican is currently conducting field investigations at seventeen of the sites and has completed investigations at one of the sites. In addition, MidAmerican has completed removals at three of the sites. MidAmerican is continuing to evaluate several of the sites to determine its responsibility, if any, for conducting site investigations or other site activity.

     MidAmerican's present estimate of probable remediation costs for the sites discussed above as of June 30, 1998 is $25 million. This estimate has been recorded as a liability and a regulatory asset for future recovery. The Illinois Commerce Commission (ICC) has approved the use of a tariff rider which permits recovery of the actual costs of litigation, investigation and remediation relating to former MGP sites. MidAmerican's present rates in Iowa provide for a fixed annual recovery of MGP costs. MidAmerican intends to pursue recovery of the remediation costs from other PRPs and its insurance carriers.

     The estimate of probable remediation costs is established on a site specific basis. The costs are accumulated in a three-step process. First, a determination is made as to whether MidAmerican has potential legal liability for the site and whether information exists to indicate that contaminated wastes remain at the site. Second, if potential legal liability exists, the costs of performing a preliminary investigation and the costs of removing known contaminated soil are accrued. Finally, as the investigation is performed and if it is determined remedial action is required, the best estimate of remediation costs is accrued. If necessary, the estimate is revised when a consent order is issued. The estimated recorded liabilities for these properties include incremental direct costs of the remediation effort, costs for future monitoring at sites and costs of compensation to employees for time expected to be spent directly on the remediation effort. The estimated recorded liabilities for these properties are based upon preliminary data. Thus, actual costs could vary significantly from the estimates. The estimate could change materially based on facts and circumstances derived from site investigations, changes in required remedial action and changes in technology relating to remedial alternatives. In addition, insurance recoveries for some or all of the costs may be possible, but the liabilities recorded have not been reduced by any estimate of such recoveries.

                      MIDAMERICAN ENERGY HOLDINGS COMPANY

B) ENVIRONMENTAL MATTERS: (CONTINUED)

     Although the timing of potential incurred costs and recovery of such costs in rates may affect the results of operations in individual periods, management believes that the outcome of these issues will not have a material adverse effect on MidAmerican's financial position or results of operations.

     2) Clean Air Act:

     On July 18, 1997, the EPA adopted revisions to the National Ambient Air Quality Standards (NAAQS) for ozone and a new standard for fine particulate matter. Based on data to be obtained from monitors located throughout each state, the EPA will determine which states have areas that do not meet the air quality standards (i.e., areas that are classified as nonattainment). If a state has area(s) classified as nonattainment area(s), the state is required to submit a State Implementation Plan specifying how it will reach attainment of the standards through emission reductions or other means.

     The impact of the new standards on MidAmerican will depend on the attainment status of the areas surrounding MidAmerican's operations and MidAmerican's relative contribution to the nonattainment status. The attainment status of areas in the state of Iowa will not be known for two to three years. However, if MidAmerican's operations are determined to contribute to nonattainment, the installation of additional control equipment, such as scrubbers and/or selective catalytic reduction, on MidAmerican's units could be required. The cost to install such equipment could be significant. MidAmerican will continue to follow the attainment status of the areas in which it operates and evaluate the potential impact of the status of these areas on MidAmerican under the new regulations.

     Following recommendations provided by the Ozone Transport Assessment Group, the EPA, in November 1997, issued a Notice of Proposed Rulemaking which identified 22 states and the District of Columbia as making significant contribution to nonattainment of NAAQS for ozone. Iowa is not subject to these emissions reduction requirements as EPA's rule is currently drafted, and, as such, MidAmerican does not anticipate that its facilities will be subject to additional emissions reductions as a result of this initiative. The EPA anticipates issuing its final rules in September 1998. MidAmerican will continue to closely monitor this rulemaking proceeding.


C) RATE MATTERS:

     As a result of a negotiated settlement in Illinois, MidAmerican reduced its Illinois electric service rates by annual amounts of $13.1 million and $2.4 million, effective November 3, 1996, and June 1, 1997, respectively.

     On June 27, 1997, the IUB approved a March 1997 settlement agreement between MidAmerican, the Iowa Office of Consumer Advocate (OCA) and other parties in a consolidated rate proceeding involving MidAmerican's electric pricing proposal and a filing by the OCA. The agreement includes a number of components of MidAmerican's pricing proposal. Six major components of the settlement and their status are as follows:

     1) On an annualized basis, prices for residential customers were reduced $8.5 million, $10.0 million and $5.0 million effective November 1, 1996, July 11, 1997, and June 1, 1998 respectively, for a total annual decrease of $23.5 million.

     2) Rates for industrial customers will be reduced by $6 million annually and rates for commercial customers will be reduced by $4 million annually. MidAmerican has been given permission to implement these reductions through a retail access pilot project and through negotiated individual contracts. In the event that these contracts in the aggregate do not reduce rates by $6 million and $4 million, respectively, MidAmerican is required to apply any remaining amount to across-the-board rate reductions to customers who do not enter into contracts.

                      MIDAMERICAN ENERGY HOLDINGS COMPANY

C) RATE MATTERS: (CONTINUED)

     The effective date for these rate reductions was set for June 1, 1998 in the IUB Order approving the settlement. However, MidAmerican has pending before the IUB a request to extend the deadlines until September 1, 1998 for industrial customers, and December 31, 1998 for commercial customers. That request would involve an obligation to increase the amount of the reduction on a one-time basis to reflect the time value of money between June 1, 1998 and the new requested deadlines. MidAmerican estimates it will not have any interest obligation with respect to the industrial contracts, and will not incur any material interest obligation with respect to its commercial contracts.

     The negotiated contracts have differing terms and conditions as well as prices. The contracts range in length from five to ten years, and some have price renegotiation and early termination provisions exercisable by either party. The vast majority of the contracts are for terms of seven years or less, although, some large customers have agreed to 10-year contracts. Prices are set as fixed prices; however, many contracts allow for potential price adjustments with respect to environmental costs, government imposed public purpose programs, tax changes, and transition costs. While the contract prices are fixed (except for the potential adjustment elements), the costs MidAmerican incurs to fulfill these contracts will vary. On an aggregate basis the annual revenues under contract are approximately $125 million.

     The IUB is currently considering the contracting process in two proceedings. The outcome of those proceedings could impact further contracting efforts, as well as determine whether any of the contracts will need to be renegotiated, and the extent to which the annualized rate reduction will take the form of negotiated contracts versus across-the-board rate reductions.

     3) A tracking mechanism (Cooper Tracker) is being used to currently recover costs for capital improvements required by the Cooper Nuclear Station Power Purchase Contract which will offset approximately $6 million of the rate reductions in 1998. Other operating expenses will correspondingly increase due to currently expensing the related costs.

     4) Elimination of the Iowa energy adjustment clause (EAC). Prior to July 11, 1997, MidAmerican collected fuel costs from Iowa customers on a current basis through the EAC, and thus, fuel costs had little impact on net income. Since then, base rates for Iowa customers include a factor for recovery of a representative level of fuel costs. To the extent actual fuel costs vary from that factor, pre-tax earnings are impacted. The fuel cost factor will be reviewed in February 1999 and adjusted prospectively if actual 1998 fuel costs vary 15% above or below the factor included in base rates.

     5) If MidAmerican's annual Iowa electric jurisdictional return on common equity exceeds 12%, then an equal sharing between customers and shareholders of earnings above the 12% level begins; if it exceeds 14%, then two-thirds of MidAmerican's share of those earnings will be used for accelerated recovery of certain regulatory assets. The agreement permits MidAmerican to file for increased rates if the return falls below 9%. Other parties signing the agreement are prohibited from filing for reduced rates prior to 2001 unless the return, after reflecting credits to customers, exceeds 14%.

     6) MidAmerican will develop a pilot program for a market access service which allows customers with at least 4 MW of load to choose energy suppliers. The pilot program, which is subject to approval by the IUB and the Federal Energy Regulatory Commission (FERC), is limited to 60 MW of participation the first year and can be expanded by 15 MW annually until the conclusion of the program. Any loss of revenues associated with the pilot program will be considered part of the $10 million annual reduction for commercial and industrial customers as described above, but may not be recovered from other customer classes. The program was filed with the IUB and the FERC in September 1997. The Company anticipates that the necessary approvals will be received by the fourth quarter of 1998.

D) ACCOUNTING FOR THE EFFECTS OF CERTAIN TYPES OF REGULATION:

     Statement of Financial Accounting Standards (SFAS) No. 71 sets forth accounting principles for operations that are regulated and meet certain criteria. For operations that meet the criteria, SFAS 71

                      MIDAMERICAN ENERGY HOLDINGS COMPANY

D) ACCOUNTING FOR THE EFFECTS OF CERTAIN TYPES OF REGULATION: (CONTINUED)

allows, among other things, the deferral of costs that would otherwise be expensed when incurred. A possible consequence of the changes in the utility industry is the discontinued applicability of SFAS 71. The majority of MidAmerican's electric and gas utility operations currently meet the criteria of SFAS 71, but its applicability is periodically reexamined. On December 16, 1997, MidAmerican's generation operations serving Illinois were no longer subject to the provisions of SFAS 71 due to passage of restructuring legislation in Illinois. Thus, MidAmerican was required to write off regulatory assets and liabilities from its balance sheet related to its Illinois generation operations. The net amount of such write-offs were immaterial. If other utility operations no longer meet the criteria of SFAS 71, MidAmerican would be required to write off the related regulatory assets and liabilities from its balance sheet and thus, a material adjustment to earnings in that period could result. As of June 30, 1998, MidAmerican had approximately $312 million of regulatory assets in its Consolidated Balance Sheet because these costs are expected to be recovered in future charges to utility customers.


E) MIDAMERICAN-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES:


     The MidAmerican Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely MidAmerican Junior Subordinated Debentures included in the Consolidated Balance Sheets were issued by MidAmerican Energy Financing I (the Trust), a wholly-owned statutory business trust of MidAmerican. The sole assets of the Trust are $103.1 million of MidAmerican 7.98% Series A Debentures due 2045.


F) COMMON SHAREHOLDERS' EQUITY:


     In March 1997, Holdings announced its plan to repurchase up to $200 million of the Company's common stock. The Company plans to purchase the shares from time to time as market conditions warrant. As of June 30, 1998, the Company had repurchased approximately 6.2 million shares for $114.8 million under the plan. In addition, a subsidiary has acquired 437,131 shares of Holdings common stock which are also excluded from shares outstanding.


G) DETAIL OF OTHER COMPREHENSIVE INCOME -- INCOME TAXES:


     For fiscal years beginning after December 15, 1997, full sets of general-purpose financial statements are required to display comprehensive income and its components in a financial statement that is displayed with the same prominence as the other financial statements. Comprehensive income refers, in general, to changes in the Company's equity, except those resulting from transactions with shareholders. "Unrealized holding gains (losses)" reflects the overall increase (decrease) in the market value of marketable securities held by the Company as available-for-sale. The "reclassification adjustment" removes any gains (losses) that have been realized from sales of those securities and reflected in the Company's Net Income.

                      MIDAMERICAN ENERGY HOLDINGS COMPANY

G) DETAIL OF OTHER COMPREHENSIVE INCOME -- INCOME TAXES: (CONTINUED)

     The following table shows the income tax expense or benefit related to each component (in thousands):



                                                    THREE MONTHS                  SIX MONTHS                TWELVE MONTHS
                                                   ENDED JUNE 30                ENDED JUNE 30               ENDED JUNE 30
                                            ----------------------------   ------------------------   -------------------------
                                                 1998           1997           1998          1997         1998          1997
                                            -------------   ------------   ------------   ---------   -----------   -----------
Unrealized holding (losses)/gains
 during period
   Before income taxes ..................     $ (29,603)      $ (1,104)     $  53,253      $3,022      $ 274,158     $  5,810
   Income tax benefit/(expense) .........        10,195            392        (18,697)       (949)       (95,903)      (1,954)
                                              ---------       --------      ---------      ------      ---------     --------
                                                (19,408)          (712)        34,556       2,073        178,255        3,856
                                              ---------       --------      ---------      ------      ---------     --------
Less reclassification adjustment for
 realized gains/(losses) reflected in
 net income during period
   Before income taxes ..................           954             95          2,019         613          9,193         (729)
   Income tax (expense)/benefit .........          (340)           (37)          (683)       (160)        (3,111)         280
                                              ---------       --------      ---------      ------      ---------     --------
                                                    614             58          1,336         453          6,082         (449)
                                              ---------       --------      ---------      ------      ---------     --------
   Other Comprehensive Income,
    Net .................................     $ (20,022)      $   (770)     $  33,220      $1,620      $ 172,173     $  4,305
                                              =========       ========      =========      ======      =========     ========

H) MCLEODUSA INCORPORATED INVESTMENT:


     Included in investments on the Consolidated Balance Sheets is the Company's investment in common stock of McLeodUSA Incorporated (McLeodUSA). McLeodUSA common stock has been publicly traded since June 14, 1996. Investor agreements related to McLeodUSA's initial public offering and subsequent merger with Consolidated Communications Inc. prohibit the Company from selling or otherwise disposing of any of the common stock of McLeodUSA prior to September 24, 1998, without approval of McLeodUSA's board of directors. As a result of the agreements, the Company's investment was considered restricted stock and, as such, was recorded at cost in all periods prior to September 1997. Beginning in September 1997, the investment is no longer considered restricted for accounting purposes and is recorded at fair value. At June 30, 1998, the cost and fair value of the McLeodUSA investment were $45.2 million and $313.3 million, respectively. The unrealized gain is recorded, net of income taxes, as accumulated comprehensive income in common shareholders' equity. At June 30, 1998, the unrealized gain and deferred income taxes for this investment were $268.1 million and $93.8 million, respectively.


I) SUBSEQUENT EVENT:


     On August 11, 1998, a definitive merger agreement was entered into between the Company and CalEnergy, a global provider of energy services. Under the terms of the agreement, the shareholders of the Company will receive $27.15 cash for each share of their common stock reflecting a 36 percent premium over the August 11, 1998 closing price. The merger will need to be approved by the shareholders of both companies, the Federal Energy Regulatory Commission, and the Nuclear Energy Regulatory Commission. Filings will also be made with the Iowa Utilities Board, which has the right to review the merger and to disapprove it only if found not in the public interest, the Federal Trade Commission and the Department of Justice. State regulators in Illinois will be notified of the merger. Management believes completion of the merger could occur by the first quarter of 1999.

                       INDEX TO PRO FORMA FINANCIAL DATA



Unaudited Pro Forma Condensed Consolidated Financial Data

 Unaudited Pro Forma Combined Condensed Balance Sheet as of June 30, 1998 ...........    P-3

 Unaudited Pro Forma Combined Condensed Statement of Operations for the Six Months
   Ended June 30, 1998 ..............................................................    P-4

 Unaudited Pro Forma Combined Condensed Consolidated Statement of Operations for
   the Year Ended December 31, 1997 .................................................    P-5

 Notes to Unaudited Pro Forma Combined Condensed Financial Data .....................    P-6

     The following unaudited pro forma combined condensed financial statements are based on the historical consolidated financial statements of CalEnergy and MidAmerican, combined and adjusted to give effect on a pro forma basis to the Securities Offering and refinancing of the Senior Discount Notes, and on a pro forma as adjusted basis, to those transactions and the MidAmerican Merger and the transactions contemplated thereby (including the related financing), as described in the notes thereto. Certain amounts in the MidAmerican financial statements have been reclassified to conform to CalEnergy's presentation. These statements should be read in conjunction with the historical financial statements and notes thereto which are included and incorporated by reference in this Prospectus Supplement. See "Incorporation by Reference."


     The unaudited pro forma combined condensed statements of earnings for the year ended December 31, 1997 and for the six months ended June 30, 1998 present the results for CalEnergy and MidAmerican as if the MidAmerican Merger had occurred at the beginning of each period presented. The accompanying unaudited pro forma combined condensed balance sheet as of June 30, 1998 gives effect to the MidAmerican Merger as of that date.


     The pro forma adjustments are based upon preliminary estimates, information currently available and certain assumptions that management believes are reasonable under the circumstances. CalEnergy's actual consolidated financial statements will reflect the effects of the MidAmerican Merger on and after the effective time of the MidAmerican Merger rather than the dates indicated above. The unaudited pro forma combined condensed financial statements neither purport to represent what the combined results of operations or financial condition actually would have been had the MidAmerican Merger and related transactions in fact occurred on the assumed dates, nor to project the combined results of operations and financial position for any future period.


     The MidAmerican Merger will be accounted for by the purchase method and, therefore, assets and liabilities of MidAmerican will be recorded at their fair values. The excess of the purchase cost over the fair value of net assets acquired at the effective time of the MidAmerican Merger will be recorded as goodwill. Allocations included in the pro forma statements are based on analysis which is not yet completed. Accordingly, the final value of the purchase price and its allocation may differ, perhaps significantly, from the amounts included in these pro forma statements.


     At the effective time of the MidAmerican Merger, the MidAmerican shareholders will receive $27.15 in cash for each issued and outstanding share of MidAmerican common stock. The pro forma combined condensed financial statements assume that all MidAmerican shares were tendered for the cash consideration of $27.15 per share. The total consideration for the transaction using this value was approximately $2.6 billion.

             UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                                 JUNE 30, 1998
                                 (IN THOUSANDS)




                                                                               RETIREMENT
                                                                SECURITIES      OF SENIOR
                                                   CALENERGY     OFFERING    DISCOUNT NOTES    PRO FORMA
                                                 ------------- ------------ ---------------- -------------
                                                                 (NOTE 1)       (NOTE 2)
ASSETS
Cash and cash equivalents ......................  $  272,446    $1,373,000     $ (543,466)    $1,101,980
Restricted cash and investments ................     407,289            --             --        407,289
Marketable securities ..........................          --            --             --             --
Accounts receivable ............................     479,704            --             --        479,704
Property, plants, contracts and
 equipment, net ................................   4,358,649            --             --      4,358,649
Excess of cost over fair value of net
 assets acquired, net ..........................   1,449,972            --             --      1,449,972
Equity investments .............................     128,110            --             --        128,110
Deferred charges and other assets ..............     385,711        27,000         (6,150)       406,561
                                                  ----------    ----------     ----------     ----------
  Total assets .................................  $7,481,881    $1,400,000     $ (549,616)    $8,332,265
                                                  ==========    ==========     ==========     ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Accounts payable ...............................  $  192,172    $       --     $       --     $  192,172
Accrued interest and other liabilities .........   1,134,383            --             --      1,134,383
Parent company debt ............................   1,303,875     1,400,000       (529,640)     2,174,235
Subsidiary and project debt ....................   2,850,240            --             --      2,850,240
Deferred income taxes ..........................     550,644            --                       550,644
                                                  ----------    ----------                    ----------
  Total liabilities ............................   6,031,314     1,400,000       (529,640)     6,901,674
Deferred income ................................      50,979            --             --         50,979
Company-obligated mandatorily
 redeemable convertible preferred
 securities of subsidiary trusts ...............     553,930            --             --        553,930
Preferred securities of subsidiary .............      66,054            --             --         66,054
Total stockholders' equity .....................     779,604            --        (19,976)       759,628
                                                  ----------    ----------     ----------     ----------
  Total liabilities and stockholders'
   equity ......................................  $7,481,881    $1,400,000     $ (549,616)    $8,332,265
                                                  ==========    ==========     ==========     ==========



                                                  NON-RECOURSE    EQUITY                    MIDAMERICAN       PRO FORMA
                                                    FINANCING    OFFERING   MIDAMERICAN        MERGER        AS ADJUSTED
                                                 -------------- ---------- ------------- ----------------- --------------
                                                    (NOTE 3)     (NOTE 4)                 (NOTES 5, 6 & 7)
ASSETS
Cash and cash equivalents ......................    $740,000     $600,000   $  121,720     $ (2,563,075)    $       625
Restricted cash and investments ................          --           --           --               --         407,289
Marketable securities ..........................          --           --      619,878               --         619,878
Accounts receivable ............................          --           --      160,212               --         639,916
Property, plants, contracts and
 equipment, net ................................          --           --    2,773,949               --       7,132,598
Excess of cost over fair value of net
 assets acquired, net ..........................          --           --           --        1,373,226       2,823,198
Equity investments .............................          --           --           --               --         128,110
Deferred charges and other assets ..............      10,000           --      731,738          (38,765)      1,109,534
                                                    --------     --------   ----------     ------------     -----------
  Total assets .................................    $750,000     $600,000   $4,407,497     $ (1,228,614)    $12,861,148
                                                    ========     ========   ==========     ============     ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Accounts payable ...............................    $     --     $     --   $   90,593     $         --     $   282,765
Accrued interest and other liabilities .........          --           --      620,354          142,405       1,897,142
Parent company debt ............................          --           --           --               --       2,174,235
Subsidiary and project debt ....................     750,000           --    1,430,598            2,422       5,033,260
Deferred income taxes ..........................          --           --      772,609          (62,485)      1,260,768
                                                    --------     --------   ----------     ------------     -----------
  Total liabilities ............................     750,000           --    2,914,154           82,342      10,648,170
Deferred income ................................          --           --           --               --          50,979
Company-obligated mandatorily
 redeemable convertible preferred
 securities of subsidiary trusts ...............          --           --           --               --         553,930
Preferred securities of subsidiary .............          --      150,000      181,760              627         398,441
Total stockholders' equity .....................          --      450,000    1,311,583       (1,311,583)      1,209,628
                                                    --------     --------   ----------     ------------     -----------
  Total liabilities and stockholders'
   equity ......................................    $750,000     $600,000   $4,407,497     $ (1,228,614)    $12,861,148
                                                    ========     ========   ==========     ============     ===========

See Accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Data

        UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                     FOR THE SIX MONTHS ENDED JUNE 30, 1998

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                        RETIREMENT
                                                         SECURITIES      OF SENIOR
                                            CALENERGY     OFFERING    DISCOUNT NOTES    PRO FORMA
                                          ------------- ------------ ---------------- -------------
                                                          (NOTE 1)       (NOTE 2)
REVENUES:
Operating revenue .......................  $1,212,440    $      --      $       --     $1,212,440
Interest and other income ...............      52,389           --              --         52,389
                                           ----------    ---------      ----------     ----------
  Total revenues ........................   1,264,829           --              --      1,264,829
COSTS AND EXPENSES:
Cost of sales ...........................     582,413           --              --        582,413
Operating expense .......................     213,778           --              --        213,778
Corporate administration ................      22,858           --              --         22,858
Depreciation and amortization ...........     165,584           --              --        165,584
Interest expense ........................     188,206       53,850         (27,768)       214,288
Less capitalized interest ...............     (28,477)          --              --        (28,477)
                                           ----------    ---------      ----------     ----------
  Total costs and expenses ..............   1,144,362       53,850         (27,768)     1,170,444
                                           ----------    ---------      ----------     ----------
Income before tax .......................     120,467      (53,850)         27,768         94,385
Provision for income taxes ..............      40,483      (21,540)         11,107         30,050
                                           ----------    ---------      ----------     ----------
Income before minority interest .........      79,984      (32,310)         16,661         64,335
Minority interest .......................      20,223           --              --         20,223
                                           ----------    ---------      ----------     ----------
Net income ..............................      59,761      (32,310)         16,661         44,112
Preferred dividends .....................          --           --              --             --
                                           ----------    ---------      ----------     ----------
Net income available for common
 shareholders ...........................  $   59,761    $ (32,310)     $   16,661     $   44,112
                                           ==========    =========      ==========     ==========
Net income per share ....................  $     0.99                                  $     0.73
                                           ==========                                  ==========
Net income per share--diluted ...........  $     0.95                                  $     0.71
                                           ==========                                  ==========
Basic shares outstanding ................      60,658                                      60,658
                                           ==========                                  ==========
Diluted shares outstanding ..............      74,641       (9,850)                        64,791
                                           ==========    =========                     ==========

                          (RESTUBBED FROM ABOVE TABLE)

                                           NON-RECOURSE     EQUITY                     MIDAMERICAN       PRO FORMA
                                             FINANCING     OFFERING    MIDAMERICAN        MERGER        AS ADJUSTED
                                          -------------- ------------ ------------- ----------------- --------------
                                             (NOTE 3)      (NOTE 4)                  (NOTES 5, 6 & 7)
REVENUES:
Operating revenue .......................   $      --      $     --     $864,951        $      --       $2,077,391
Interest and other income ...............          --            --       18,536              147           71,072
                                            ---------      --------     --------        ---------       ----------
  Total revenues ........................          --            --      883,487              147        2,148,463
COSTS AND EXPENSES:
Cost of sales ...........................          --            --      303,486           (2,884)         883,015
Operating expense .......................          --            --      335,104             (215)         548,667
Corporate administration ................          --            --        6,996              167           30,021
Depreciation and amortization ...........          --            --       88,382           16,986          270,952
Interest expense ........................      25,375            --       47,236               --          286,899
Less capitalized interest ...............          --            --       (1,675)              --          (30,152)
                                            ---------      --------     --------        ---------       ----------
  Total costs and expenses ..............      25,375            --      779,529           14,054        1,989,402
                                            ---------      --------     --------        ---------       ----------
Income before tax .......................     (25,375)           --      103,958          (13,907)         159,061
Provision for income taxes ..............     (10,150)       (2,625)      37,760            1,303           56,338
                                            ---------      --------     --------        ---------       ----------
Income before minority interest .........     (15,225)        2,625       66,198          (15,210)         102,723
Minority interest .......................          --            --        6,465               --           26,688
                                            ---------      --------     --------        ---------       ----------
Net income ..............................     (15,225)        2,625       59,733          (15,210)          76,035
Preferred dividends .....................          --         6,563           --               --            6,563
                                            ---------      --------     --------        ---------       ----------
Net income available for common
 shareholders ...........................   $ (15,225)     $ (3,938)    $ 59,733        $ (15,210)      $   69,472
                                            =========      ========     ========        =========       ==========
Net income per share ....................                                                               $     0.90
                                                                                                        ==========
Net income per share--diluted ...........                                                               $     0.88
                                                                                                        ==========
Basic shares outstanding ................                    16,570                                         77,228
                                                           ========                                     ==========
Diluted shares outstanding ..............                    16,570                         4,196           85,557
                                                           ========                     =========       ==========

See Accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Data

        UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)




                                                                          RETIREMENT
                                                           SECURITIES      OF SENIOR
                                              CALENERGY     OFFERING    DISCOUNT NOTES    PRO FORMA
                                            ------------- ------------ ---------------- -------------
                                                            (NOTE 1)       (NOTE 2)
REVENUES:
Operating revenue .........................  $2,166,338    $       --     $       --     $2,166,338
Interest and other income .................     104,573            --             --        104,573
                                             ----------    ----------     ----------     ----------
  Total revenues ..........................   2,270,911            --             --      2,270,911
COSTS AND EXPENSES:
Cost of sales .............................   1,055,195            --             --      1,055,195
Operating expense .........................     345,833            --             --        345,833
Corporate administration ..................      52,705            --             --         52,705
Depreciation and amortization .............     276,041            --             --        276,041
Loss on equity investment in Casecnan .....       5,972            --             --          5,972
Interest expense ..........................     296,364       107,700        (55,536)       348,528
Less capitalized interest .................     (45,059)           --             --        (45,059)
Non-recurring charge--asset valuation
 impairment ...............................      87,000            --             --         87,000
                                             ----------    ----------     ----------     ----------
  Total costs and expenses ................   2,074,051       107,700        (55,536)     2,126,215
                                             ----------    ----------     ----------     ----------
Income before tax .........................     196,860      (107,700)        55,536        144,696
Provision for income taxes ................      99,044       (43,080)        22,214         78,178
                                             ----------    ----------     ----------     ----------
Income before minority interest ...........      97,816       (64,620)        33,322         66,518
Minority interest .........................      45,993            --             --         45,993
                                             ----------    ----------     ----------     ----------
Net income ................................      51,823       (64,620)        33,322         20,525
Preferred dividends .......................          --            --             --             --
                                             ----------    ----------     ----------     ----------
Net income available for common
 shareholders .............................  $   51,823    $  (64,620)    $   33,322     $   20,525
                                             ==========    ==========     ==========     ==========
Net income per share ......................  $     0.77                                  $     0.31
                                             ==========                                  ==========
Net income per share--diluted .............  $     0.75                                  $     0.30
                                             ==========                                  ==========
Basic shares outstanding ..................      67,268                                      67,268
                                             ==========                                  ==========
Diluted shares outstanding ................      68,686                                      68,686
                                             ==========                                  ==========


                          (RESTUBBED FROM ABOVE TABLE)




                                             NON-RECOURSE     EQUITY                     MIDAMERICAN       PRO FORMA
                                               FINANCING     OFFERING    MIDAMERICAN        MERGER        AS ADJUSTED
                                            -------------- ------------ ------------- ----------------- --------------
                                               (NOTE 3)      (NOTE 4)                  (NOTES 5, 6 & 7)
REVENUES:
Operating revenue .........................   $      --      $     --    $1,922,281       $      --       $4,088,619
Interest and other income .................          --            --        49,019             293          153,885
                                              ---------      --------    ----------       ---------       ----------
  Total revenues ..........................          --            --     1,971,300             293        4,242,504
COSTS AND EXPENSES:
Cost of sales .............................          --            --       821,958          (5,767)       1,871,386
Operating expense .........................          --            --       645,083            (429)         990,487
Corporate administration ..................          --            --        14,194             333           67,232
Depreciation and amortization .............          --            --       170,540          33,974          480,555
Loss on equity investment in Casecnan .....          --            --            --              --            5,972
Interest expense ..........................      50,750            --        99,932              --          499,210
Less capitalized interest .................          --            --        (2,597)             --          (47,656)
Non-recurring charge--asset valuation
 impairment ...............................          --            --            --              --           87,000
                                              ---------      --------    ----------       ---------       ----------
  Total costs and expenses ................      50,750            --     1,749,110          28,111        3,954,186
                                              ---------      --------    ----------       ---------       ----------
Income before tax .........................     (50,750)           --       222,190         (27,818)         288,318
Provision for income taxes ................     (20,300)       (5,250)       68,390           2,605          123,623
                                              ---------      --------    ----------       ---------       ----------
Income before minority interest ...........     (30,450)        5,250       153,800         (30,423)         164,695
Minority interest .........................          --            --        14,468              --           60,461
                                              ---------      --------    ----------       ---------       ----------
Net income ................................     (30,450)        5,250       139,332         (30,423)         104,234
Preferred dividends .......................          --        13,125            --              --           13,125
                                              ---------      --------    ----------       ---------       ----------
Net income available for common
 shareholders .............................   $ (30,450)     $ (7,875)   $  139,332       $ (30,423)      $   91,109
                                              =========      ========    ==========       =========       ==========
Net income per share ......................                                                               $     1.09
                                                                                                          ==========
Net income per share--diluted .............                                                               $     1.07
                                                                                                          ==========
Basic shares outstanding ..................                    16,570                                         83,838
                                                             ========                                     ==========
Diluted shares outstanding ................                    16,570                                         85,256
                                                             ========                                     ==========

See Accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Data

         NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA



     The Unaudited Pro Forma Combined Condensed Financial Data are based on the following assumptions:

1. Issuance of $1,400 million 7.5% senior debt, net of $27 million debt issue costs.

2. Retirement of the $529.6 million 10.25% Senior Discount Notes including a call premium of $27.1 million and write off of deferred financing costs of $6.1 million.

3. Issuance of $750 million 6.5% notes of a subsidiary, prior to the MidAmerican Merger, net of $10 million debt issue costs.

4. Issuance of 16.57 million shares of Common Stock of CalEnergy for $450 million, net, and 8.75% preferred securities of CalEnergy for $150 million net, prior to the MidAmerican Merger.

5. The use of the proceeds of the debt and equity offerings described above to purchase MidAmerican for $2,587.1 million, including transaction costs.

6. The preliminary adjustments which have been made to the assets and liabilities of MidAmerican to reflect the effect of the acquisition accounted for as a purchase business combination follow (in thousands):



       Goodwill .....................................    $1,373,226
       Other assets .................................       (38,765)
       Other liabilities ............................      (118,405)
       Long-term debt ...............................        (2,422)
       Deferred taxes ...............................        62,485
       Preferred securities of subsidiaries .........          (627)
                                                         ----------
                                                         $1,275,492
                                                         ==========

7. A. Included in other assets is primarily an adjustment to reflect the fair value of MidAmerican's investments in real estate.

   B. Included in other liabilities are adjustments to reflect MidAmerican's compensation obligations and to reflect MidAmerican's long-term contracts at fair value based on the estimated market prices for similar purchases with similar remaining maturities.

   C. Record amortization of the excess purchase price over the net assets acquired using the straight line method over 40 years.

   D. Record amortization of the purchase price accounting adjustments using the straight line or other applicable method over the remaining estimated lives.

   E. Includes income tax expense for the effects of the pro forma adjustments which affect taxable income at an effective rate of 40%. Preferred dividends on the $150 million 8.75% preferred securities are deductible for income tax purposes.

   F. For the six months ended June 30, 1998, earning per share--diluted is further adjusted for certain convertible securities which are antidilutive on a pro forma and a pro forma as adjusted basis.

8. Excluding the $87.0 million Indonesian asset impairment charge from the year ended December 31, 1997 actual, pro forma and pro forma as adjusted amounts, basic earnings per share would have been $2.06, $1.60 and $2.12, respectively.

PROSPECTUS


                                $1,926,587,500

                            CALENERGY COMPANY, INC.
               COMMON STOCK, PREFERRED STOCK AND DEBT SECURITIES

     CalEnergy Company, Inc. (the "Company") may from time to time offer, together or separately, (i) shares of its common stock, par value $.0675 per share ("Common Stock"), (ii) shares of its preferred stock, no par value ("Preferred Stock"), (iii) senior debt securities ("Senior Debt Securities") and (iv) subordinated debt securities ("Subordinated Debt Securities" and together with Senior Debt Securities, the "Debt Securities"). The Common Stock, the Preferred Stock and the Debt Securities are collectively referred to herein as the "Securities." The Securities in respect of which this Prospectus is being delivered (the "Offered Securities") may be offered, separately or together, in separate series, in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").


     By separate prospectus, the form of which is included in the Registration Statement of which this Prospectus forms a part, three Delaware statutory business trusts (individually, a "CalEnergy Trust" and collectively, the "CalEnergy Trusts"), which are wholly owned subsidiaries of the Company, may from time to time severally offer preferred securities guaranteed by the Company to the extent set forth therein and the Company may offer from time to time junior subordinated debt securities either directly or to a CalEnergy Trust. The aggregate public offering price of the securities to be offered by this Prospectus and such other prospectus shall not exceed $1,926,587,500 (or its equivalent in one or more foreign currencies, currency units or composite currencies).


     Specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in an applicable Prospectus Supplement, that includes, where applicable, the following: (i) in the case of Common Stock, the specific designation, number of shares, purchase price and the rights and privileges thereof, together with any qualifications or restrictions thereon and any listing on a securities exchange; (ii) in the case of Preferred Stock, the specific designation, number of shares, purchase price and the rights, preferences and privileges thereof and any qualifications or restrictions thereon (including dividends, liquidation value, voting rights, terms for the redemption, conversion or exchange thereof and any other specific terms of the Preferred Stock) and any listing on a securities exchange; and
(iii) in the case of the Debt Securities, the specific designation, aggregate principal amount, authorized denomination, maturity, premium, or discount, if any, exchangeability, redemption, conversion, prepayment or sinking fund provisions, if any, interest rate (which may be fixed or variable), if any, method, if any, of calculating interest payments and dates for payment thereof, dates on which premium, if any, will be payable, the right of the Company, if any, to defer payment of interest on the Debt Securities and the maximum length of such deferral period, the initial public offering price, any listing on a securities exchange and other specific terms of the offering. Unless otherwise indicated in the Prospectus Supplement, the Company does not intend to list any of the Securities other than the Common Stock on a national securities exchange. Any Prospectus Supplement relating to any series of Offered Securities will contain information, where applicable, concerning certain United States federal income tax considerations for the Offered Securities.


     The Common Stock and Preferred Stock and Debt Securities offered pursuant to this Prospectus may be denominated in U.S. dollars or one or more foreign currencies, currency units or composite securities to be determined at or prior to the time of any offering. The Debt Securities offered pursuant to this Prospectus may consist of bonds, debentures, notes or other evidences of indebtedness in one or more series and in amounts, at prices and on terms to be determined at or prior to the time of any such offering. Unless otherwise disclosed in a Prospectus Supplement, the Company's obligations under the Senior Debt Securities will be unsecured obligations of the Company ranking pari passu in right of payment of principal and interest and with all other existing and future unsecured obligations of the Company. If security for the Debt Securities is to be provided it will be described in an applicable Prospectus Supplement. The Company's obligations under the Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all Senior Debt.


     The Offered Securities may be offered directly, through agents designated from time to time, to or through dealers or to or through underwriters. Such agents or underwriters may act alone or with other agents or underwriters. Any such agents, dealers or underwriters will be set forth in a Prospectus Supplement. If an agent of the Company, or a dealer or underwriter, is involved in the offering of the Offered Securities, the agent's commission, dealer's purchase price, underwriter's discount and net proceeds to the Company, as the case may be, will be set forth in, or may be calculated from, the Prospectus Supplement. Any underwriters, dealers or agents participating in the offering may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act").


     SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT PROSPECTIVE INVESTORS SHOULD CONSIDER PRIOR TO AN INVESTMENT IN ANY OF THE SECURITIES.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     This Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement. Any statement contained in this Prospectus will be deemed to be modified or superseded by any inconsistent statement contained in an accompanying Prospectus Supplement.


               The date of this Prospectus is September 9, 1998.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy and information statements and other information filed by the Company with the SEC can be inspected and copied at the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC maintains a Web site that contains reports, proxy and information statements and other materials that are filed through the SEC's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. This Web site can be accessed at http://www.sec.gov. Such reports, proxy and information statements and other information can also be inspected at the offices of the New York Stock Exchange Inc., 20 Broad Street, New York, New York 10005.


     The Company has filed with the SEC a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the securities offered by this Prospectus. This Prospectus does not contain all of the information set forth or incorporated by reference in the Registration Statement and the exhibits and schedules related thereto, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the securities offered by this Prospectus, reference is made to the Registration Statement and the exhibits filed or incorporated as a part thereof. Statements contained in this Prospectus as to the contents of any documents referred to are not necessarily complete and, in each such instance, are qualified in all respects by reference to the applicable documents filed with the SEC.


     This Prospectus and the periodic filings of the Company under the Exchange Act contain forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). These forward-looking statements express the beliefs and expectations of management regarding the Company's future results and performance.


     Such statements are based on current expectation and involve a number of known and unknown risks and uncertainties that could cause the actual results, performance and/or other achievements of the Company to differ materially from any expected future results, performance or achievements, expressed or implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such statement is qualified by reference to the following cautionary statements. In connection with the safe harbor provisions of the Reform Act, the Company's management has identified important factors that could cause actual results to differ materially from management's expectations. Reference is made to the Company's Current Report on Form 8-K dated March 6, 1998, incorporated herein by reference. The Company is not required to publicly release any changes to these forward-looking statements for events occurring after the date thereof or to reflect any other unanticipated events.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The following documents filed with the SEC (File No. 1-9874) are incorporated by reference into this Prospectus:


       (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1997;


     (ii) the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1998 and June 30, 1998;


     (iii) the Company's Current Reports on Form 8-K dated January 12, 1998, January 16, 1998, January 29, 1998, March 6, 1998, April 8, 1998, April 17,
   1998, August 12, 1998 and September 9, 1998; and


     (iv) the description of the Company's Common Stock contained in the Company's registration statement on Form 8-A filed under the Exchange Act and any amendments or reports filed for the purpose of updating such description.


     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the filing of a post-effective amendment which indicates the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.


     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which is also incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus except as so modified or superseded.


     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated into this Prospectus by reference, other than exhibits to such documents. Requests for such copies should be directed to Investor Relations, CalEnergy Company, Inc., 302 South 36th Street, Suite 400, Omaha, Nebraska 68131, telephone number (402) 341-4500.


     No person is authorized to give any information or to make any representations, other than those contained or incorporated by reference in this Prospectus or a Prospectus Supplement, in connection with the offering contemplated hereby and thereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any underwriter, dealer or agent. This Prospectus and a Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any Securities other than the Securities to which they relate and do not constitute an offer to sell or a solicitation of an offer to buy any Securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus or a Prospectus Supplement, nor any sale made hereunder or thereunder, shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or thereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to such date.

                                 RISK FACT0RS

     Prospective investors should carefully consider the risk factors set forth below, in addition to the other information appearing in or incorporated by reference in this Prospectus. This Prospectus contains or incorporates by reference forward-looking statements which involve risks and uncertainties. The Company's actual results in the future could differ significantly from the results discussed or implied in the forward-looking statements. Factors that could cause or contribute to such a difference include, but are not limited to, the following risk factors and risk factors described in the documents incorporated herein by reference. The term "Company" refers to CalEnergy Company, Inc. and its operating subsidiaries, unless the context otherwise requires.

     ACQUISITION UNCERTAINTIES. The Company's recent growth has been achieved, in part, through strategic acquisitions in the energy industry which complement and diversify the Company's existing business. The Company intends to continue to pursue an aggressive acquisition strategy for the foreseeable future. The Company has recently completed several major acquisitions, including the acquisition of Magma Power Company ("Magma"), Falcon Seaboard Resources, Inc. ("Falcon Seaboard") and Northern Electric plc ("Northern"). The Company has successfully integrated Magma, Falcon Seaboard and Northern. In addition, on August 11, 1998, the Company entered into an Agreement and Plan of Merger pursuant to which it has agreed to acquire, subject to the conditions set forth therein, MidAmerican Energy Holdings Company ("MidAmerican") for approximately $2.6 billion in cash, in a transaction in which approximately $1.4 billion in debt and preferred stock of MidAmerican will remain outstanding (the "MidAmerican Merger"). See "The Company--Recent Developments; MidAmerican Merger."

     Achieving the expected benefits of the MidAmerican Merger will depend in part upon the integration of the businesses of MidAmerican and the Company in an efficient manner, and despite the Company's prior experience in successfully integrating acquired businesses, there can be no assurance that this will occur. Any substantial diversion of management attention and any substantial difficulties encountered in the transition and integration process could have a material adverse effect on the revenues, levels of expenses and operating results of the combined company.

     The consummation of the MidAmerican Merger is conditioned upon receipt of approvals of the shareholders of the Company and MidAmerican, as well as the Nuclear Regulatory Commission (the "NRC"), the Federal Energy Regulatory Commission (the "FERC"), the Iowa Utilities Board (the "IUB"), and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. In addition, certain partial dispositions of interests in certain of the Company's facilities will need to be divested prior to the consummation of the MidAmerican Merger in order to maintain the qualifying facilities status of certain of the Company's independent generating facilities. There can be no assurance as to the timing of the required regulatory approvals, the ability to obtain such approvals or that such approvals will contain satisfactory terms and conditions.

     The Company's ability to pursue acquisition opportunities successfully will depend on many factors, including, among others, the Company's ability to
(i) identify suitable acquisition opportunities, (ii) consummate the acquisition, including obtaining any necessary financing, and (iii) successfully integrate acquired businesses. The integration of acquired businesses entails numerous risks, including, among others, the risk of diverting management's attention from the day-to-day operations of the Company, the risk that the acquired businesses will require substantial capital and financial investments and the risk that the investments will fail to perform in accordance with expectations. There can be no assurance that the MidAmerican Merger will be consummated, that additional acquisition opportunities, if any, can be consummated on favorable terms or that the Company's integration efforts will be successful.

     HOLDING COMPANY STRUCTURE. The Company is a holding company which derives substantially all of its operating income from its subsidiaries and joint ventures. The Company expects that its future development and acquisition efforts will be similarly structured to involve operating subsidiaries and joint ventures. The Company is dependent on the earnings and cash flows of, and dividends from, its subsidiaries and joint ventures to generate the funds necessary to meet its obligations, including the payment of principal, interest and premium, if any, on the Debt Securities. The availability of distributions from such entities is subject to the satisfaction of various covenants and conditions contained in the applicable subsidiaries' and joint ventures' financing documents and to certain utility regulatory restrictions. Furthermore, the Company is structuring other project financing arrangements containing, and anticipates that future project level financings will contain, certain conditions and similar restrictions on the distribution of cash to the Company.

     The Company's subsidiaries, partnerships and joint ventures are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debt Securities or to make any funds available therefor, whether by dividends, loans or other payments, and do not guarantee the payment of interest on, premium, if any, or principal of the Debt Securities. Any right of the Company to receive any assets of any of its subsidiaries or other affiliates upon any liquidation or reorganization of the Company (and the consequent right of the holders of the Debt Securities to participate in the distribution of, or to realize proceeds from, those assets) will be effectively subordinated to the claims of any such subsidiary's or other affiliate's creditors (including trade creditors and holders of debt issued by such subsidiary or other affiliate). At June 30, 1998 the Company had approximately $6,031 million of total consolidated indebtedness, which included approximately $2,850 million of the Company's proportionate share of joint venture and subsidiary debt, which would be effectively senior to the Debt Securities, substantially all of which would have been secured by the assets of such joint ventures and subsidiaries. At such date, the Company also had approximately $554 million of subordinated debt issued in connection with Capital Trust Convertible Preferred Securities.

     LEVERAGE. The Company is substantially leveraged. At June 30, 1998, the Company's total consolidated liabilities were approximately $6,031 million (excluding deferred income), its obligations in respect of the Trust Convertible Preferred Securities and the TIDES Securities were approximately $554 million, its total consolidated assets were approximately $7,482 million and its total stockholders' equity was approximately $780 million. The Company's leverage level presents the risk that the Company might not generate sufficient cash to service the Company's indebtedness, including the Debt Securities or Preferred Stock, or that its leveraged capital structure could limit its ability to finance future acquisitions, develop additional projects, compete effectively and operate successfully under adverse economic conditions. The Company is also a holding company which derives substantially all of its operating income from its subsidiaries and joint ventures. Distributions from such entities are restricted under various covenants and conditions contained in financing documents by which they are bound and the stock or assets of substantially all of such entities is directly or indirectly pledged, to secure various of such financings or such entities are otherwise subject to regulatory restrictions. See "Risk Factors--Holding Company Structure."

     NORTHERN'S REGULATORY ENVIRONMENT. Northern's electricity distribution and supply business are subject to extensive regulation in the United Kingdom.

     Price Regulation of Distribution. Revenue from Northern's distribution business is controlled by a formula (the "Distribution Price Control Formula") which determines the maximum average price per unit of electricity (expressed in kilowatt ("kW") hours, a "unit") that a regional electricity company (a "REC") in the United Kingdom may charge. The Distribution Price Control Formula is expected to have a five year duration and is subject to review by the Director General of Electricity Supply (the "Regulator") at the end of each five-year period and at other times in the discretion of the Regulator. At each review, the Regulator can propose adjustments to the Distribution Price Control Formula. In July 1994, a review resulted in a 17% reduction in allowed distribution income compared to the original formula, before allowing for inflation, effective April 1, 1995. In July 1995, a further review of distribution prices was concluded by the Regulator for fiscal years 1997 to 2000. As a result of this further review, Northern's allowed distribution from income was reduced by a further 11%, before allowing for inflation, effective April 1, 1996. The next review of the Distribution Price Control Formula is expected to occur in April 2000. There can be no assurance that any further price reviews by the Regulator will not have a material adverse effect on the Company's results of operations.

     Competition in Supply. Northern's supply business is also subject to price control and is being progressively opened to competition. The market for customers with a maximum demand above 1 megawatt ("MW") has been open to competition for suppliers of electricity since privatization while the market for customers with a maximum demand above 100 kW ("Non-Franchise Supply Customers") became competitive in April 1994. The final stage of this process is expected to occur in the fall of 1998, when the exclusive right to supply Franchise Supply Customers is scheduled to end. There can be no assurance that competition among suppliers of electricity will not have a material adverse effect on the Company's results of operations. The domestic gas market is also being opened to competition in phases and there can be no assurance that Northern will be successful in such competition among suppliers of gas.

     Pool Purchase Price Volatility. Northern's supply business to Non-Franchise Supply Customers generally involves entering into fixed price contracts to supply electricity to its customers. Northern obtains the electricity to satisfy its obligations under such contracts primarily by purchases from the wholesale trading market for electricity in England and Wales (the "Pool"). Because the price of electricity purchased from the Pool can be volatile, to the extent that Northern purchases electricity from the Pool, Northern is exposed to risk arising from differences between the fixed price at which it sells and the fluctuating prices at which it purchases electricity, unless it can effectively hedge such exposure. Northern's ability to manage such risk at acceptable levels will depend, in part, on the specifics of the supply contracts that Northern enters into, Northern's ability to implement and manage an appropriate hedging strategy and the development of an adequate market for hedging instruments. There can be no assurance that this risk will be effectively mitigated.

     Change in Government Policy. In the general election held in the United Kingdom on May 1, 1997, the Labour Party won a majority of seats in the United Kingdom Parliament. On July 31, 1997, the United Kingdom Parliament passed the windfall tax which was levied on privatized utilities and resulted in a 1997 third quarter extraordinary item of $135.85 million. See the Company's Current Report on Form 8-K dated July 7, 1997, incorporated herein by reference. There can be no assurance that other possible changes in tax or utility regulation by the United Kingdom government, by whichever party it is controlled, would not have a material adverse effect on the Company's results of operations.

     DEVELOPMENT UNCERTAINTY. The Company is actively seeking to develop, construct, own and operate new energy projects (including, without limitation, generation, distribution, transmission, exploration/production, storage and supply projects and related activities, infrastructure and services), both domestically and internationally, the completion of any of which is subject to substantial risk. Development can require the Company to expend significant sums for preliminary engineering, permitting, fuel supply, resource exploration, legal and other expenses in preparation for competitive bids which the Company may not win or before it can be determined whether a project is feasible, economically attractive or capable of being financed. Successful development and construction is contingent upon, among other things, negotiation on terms satisfactory to the Company of engineering, construction, fuel supply and power sales contracts with other project participants, receipt of required governmental permits and consents and timely implementation of construction. Further, there can be no assurance that the Company, which is substantially leveraged, will obtain access to the substantial debt and equity capital required to continue to develop and construct electric power projects or to refinance projects. The future growth of the Company is dependent, in large part, upon the demand for significant amounts of additional energy (including the generation, distribution, transmission, exploration/ production, storage and supply projects and related activities, infrastructure and services) and related services and the Company's ability to obtain contracts to supply portions of this demand. There can be no assurance that development efforts on any particular project, or the Company's efforts generally, will be successful.

     UNCERTAINTIES RELATED TO DOING BUSINESS OUTSIDE THE UNITED STATES. The Company has various projects under construction outside the United States, a number of projects under award outside the United States and a number of operating projects doing business outside of the United States. The financing and development of projects outside the United States entail significant political and financial risks (including, without limitation, uncertainties associated with privatization efforts in the countries involved, currency exchange rate fluctuations, currency repatriation restrictions, changes in law or regulation, changes in government policy, political instability, civil unrest and expropriation) and other risk/structuring issues that have the potential to cause substantial delays in respect of, or material impairment of, the value of the project being developed, constructed or operated, which the Company may not be capable of fully insuring against. The uncertainty of the legal environment in certain foreign countries in which the Company is developing and may develop or acquire projects could make it more difficult for the Company to enforce its rights under agreements relating to such projects. In addition, the laws and regulations of certain countries may limit the ability of the Company to hold a majority interest in some of the projects that it may develop or acquire. Furthermore, the central bank of any such country may have the authority in certain circumstances to suspend, restrict or otherwise impose conditions on foreign exchange transactions or to approve distributions to foreign investors. Although the Company may structure certain power purchase agreements and other project revenue agreements to provide for payments to be made in, or indexed to, United States dollars or a currency freely convertible into United States dollars, there can be no assurance that the Company will be able to achieve this structure in all cases or that a power purchaser or other customer will be able to obtain sufficient dollars or other hard currency or that available dollars will be allocated to pay such obligations. In addition, the Company's investment in certain international projects, including without limitation Northern, where payments are to be made in the foreign currency and any dividends or distributions of earnings in respect of such investment may be significantly affected by fluctuations in the exchange rate between the United States dollar and the British pound or other applicable foreign currency. Although the Company may enter into certain transactions to hedge risks associated with exchange rate fluctuations, there can be no assurance that such transactions will be successful in reducing such risks.

     The Company's international projects may, in certain cases, be subject to the risks of being delayed, suspended or terminated by the applicable foreign governments or may be subject to risks of contract abrogation or other uncertainties resulting from changes in government policy or personnel or changes in general political or economic conditions effecting the country. In this regard, reference is made to the substantial uncertainties associated with the Company's Indonesian projects, the contracts for which are currently not being honored by the Government of Indonesia and which are presently the subject of international arbitration.

     EXPLORATION, DEVELOPMENT AND OPERATION UNCERTAINTIES OF GEOTHERMAL RESOURCES. Geothermal exploration, development and operations are subject to uncertainties similar to those typically associated with oil and gas exploration and development, including dry holes and uncontrolled releases. Because of the geological complexities of geothermal reservoirs, the geographic area and sustainable output of geothermal reservoirs can only be estimated and cannot be definitively established. There is, accordingly, a risk of an unexpected decline in the capacity of geothermal wells and a risk of geothermal reservoirs not being sufficient for sustained generation of the electrical power capacity desired. In addition, geothermal power production poses unusual risks of seismic activity. Accordingly, there can be no assurance that earthquake, property damage or business interruption insurance will be adequate to cover all potential losses sustained in the event of serious seismic disturbances or that such insurance will be available on commercially reasonable terms. The success of a geothermal project depends on the quality of the geothermal resource and operational factors relating to the extraction of the geothermal fluids involved in such project. The quality of a geothermal resource is affected by a number of factors, including the size of the reservoir, the temperature and pressure of the geothermal fluids in such reservoir, the depth and capacity of the production and injection wells, the amount of dissolved solids and noncondensible gases contained in such geothermal fluids, and the permeability of the subsurface rock formations containing such geothermal resource, including the presence, extent and location of fractures in such rocks. The quality of a geothermal resource may decline as a result of a number of factors, including the intrusion of lower-temperature fluid into the producing zone. An incorrect estimate by the Company of the quality of a geothermal resource, or a decline in such quality, could have a material adverse effect on the Company's results of operations. In addition, both the cost of operations and the operating performance of geothermal power plants may be adversely affected by a variety of resource operating factors. Production and injection wells can require frequent maintenance or replacement. Corrosion caused by high-temperature and high-salinity geothermal fluids may compel the replacement or repair of certain equipment, vessels or pipelines. New production and injection wells may be required for the maintenance of operating levels, thereby requiring substantial capital expenditures.

     EXPLORATION, DEVELOPMENT AND PRODUCTION OF GAS RESOURCES. The exploration development and production of gas resources involve resource based and geologic risks similar to those for geothermal resources described above, including dry holes, uncontrolled releases and uncertainties relating to resource production, required capital and operating expenditures, and resource quality, quantity, extractability, sustainability and extent of reserves.

     GENERAL OPERATING UNCERTAINTIES. The operation of a power plant involves many risks, including the breakdown or failure of power generation equipment, pipelines, transmission lines or other equipment or processes, fuel interruption, and performance below expected levels of output or efficiency. Each facility may depend on a single or limited number of entities to purchase electricity or thermal energy, to supply water, to supply gas, to transport gas, to dispose of wastes or to wheel electricity. The failure of any such purchasing utility, steam host, water or gas supplier, gas transporter, wheeling utility or other relevant project participant to fulfill its contractual obligations could have a material adverse impact on the Company.

     FUEL SUPPLY OPERATIONS. The primary fuel source for certain of the Company's projects is natural gas and a substantial portion of the operating expenses of such facilities consists of the costs of obtaining natural gas through gas supply agreements and transporting that gas to the projects under gas transportation agreements. Although the Company believes that it has contracted for natural gas supply and transportation in sufficient quantities to satisfy the needs of its projects, the gas suppliers are not required in all cases to provide dedicated reserves in support of their contractual obligations. Unless the gas projects were able to obtain substitute volumes of natural gas including the requisite transportation services, for such volumes at a price not materially higher than the sum of the contract price under the existing gas supply agreements and any damages paid by the supplier for failure to deliver, the sustained failure of a supplier to deliver natural gas in accordance with its contract could have a material adverse effect on the cash flows to the Company. In addition, under certain gas supply contracts the Company is obligated to pay for a certain minimum quantity of natural gas even if it cannot utilize it. The Company intends to manage its requirements for contract volumes under the gas supply agreements so as to meet the minimum take requirements through a combination of utilization of nominated volumes in operations and resales of the remainder of the volumes to third-party customers, if necessary. Finally, the state, federal and Canadian regulatory authorities that have jurisdiction over natural gas transportation have the right to modify aspects of the rates, terms and conditions of those contracts. It is possible that such a modification could materially increase the fuel transportation costs of the projects or give the transporter a right to terminate or suspend or decrease its performance under its contract.

     PRESENT DEPENDENCE ON LARGE CUSTOMER; CONTRACT UNCERTAINTIES. The Company currently relies on long-term power purchase "Standard Offer No. 4" contracts (each, an "SO4 Agreement") with a large customer, Southern California Edison Company ("Edison"), to generate a substantial portion of its operating revenues. Any material failure by Edison to fulfill its contractual obligations under such contracts is likely to have a material adverse effect on the Company's results of operations. Each of the Company's SO4 Agreements provides for both capacity payments and energy payments for a term of between 20 and 30 years. During the first ten years after achieving firm operation, energy payments under each SO4 Agreement are based on a pre-set schedule. Thereafter, while the basis for the capacity payment remains the same, the required energy payment is Edison's then-current published avoided cost of energy ("Avoided Cost of Energy") as determined by the California Public Utility Commission ("CPUC"). The initial ten-year period expired in August 1997 for the Company's Navy I Project and will expire in March 1999 for its BLM Project and January 2000 for its Navy II Project, which three projects comprise the Coso Project in California (the "Coso Project"). Such ten-year period expired in 1996 with respect to one of the eight geothermal plants in the Imperial Valley in California ("Imperial Valley Projects") and expires in 1999 for three of its Imperial Valley Projects and in 2000 for the remaining two Imperial Valley Projects that operate under SO4 Agreements.

     Estimates of Edison's future Avoided Cost of Energy vary substantially in any given year. The Company cannot predict the likely level of Avoided Cost of Energy prices under its SO4 Agreements with Edison at the expiration of the fixed-price periods. Edison's Avoided Cost of Energy as determined by the CPUC is currently substantially below the current scheduled energy prices under the Company's respective SO4 Agreements and is currently expected to remain so. For the year ended December 31, 1997, the time period-weighted average of Edison's Avoided Cost of Energy was 3.3 cents per kWh, compared to the time period-weighted average for the year ended December 31, 1997 selling prices for energy of approximately 12.0 cents per kWh for the Company's SO4 Agreements. Thus, the revenues generated by each of the Company's facilities operating under SO4 Agreements are likely to decline significantly after the expiration of the applicable fixed price period. Moreover, the Company's subsidiaries have a number of ongoing contract disputes with Edison involving litigation of the SO4 Agreements, which create additional litigation uncertainties regarding such contracts.

     COMPETITION AND DOMESTIC DEREGULATION; INDUSTRY RESTRUCTURING. The international power production market is characterized by numerous strong and capable competitors, many of which have more extensive and more diversified developmental or operating experience (including international experience) and greater financial resources than the Company. Many of these competitors also compete in the domestic market. Further, in recent years, the domestic power production industry has been characterized by strong and increasing competition with respect to the industry's efforts to obtain new power sales agreements, which has contributed to a reduction in prices offered to utilities. In that regard, many utilities often engage in "competitive bid" solicitations to satisfy new capacity demands. In the domestic market, competition is expected to increase as the electric utility industry becomes deregulated. In addition, recent deregulation and industry restructuring activity may cause certain utilities or other contract parties to attempt to renegotiate contracts or otherwise fail to perform their contractual obligations, which in turn could adversely affect the Company's results of operations. In particular, the state of California has restructured its electric industry by providing for a phased-in competitive power generation industry, with a power pool and an independent system operator, and for direct access to generation for all power purchasers outside the power exchange under certain circumstances. Although existing qualifying facility power sales contracts are to be honored under such restructuring, and all of the Company's California operating projects are qualifying facilities, until the new system is fully implemented, it is impossible to predict what impact, if any, it may have on the operations of those projects. In addition, if the MidAmerican Merger is consummated, future industry restructuring efforts by states in the Midwest (such as Iowa or Illinois) where MidAmerican has substantial operations could impact the results of operations of MidAmerican in a manner which is difficult to predict, since such effects will depend on the form and timing of such restructuring.

     IMPACT OF ENVIRONMENTAL, ENERGY AND OTHER REGULATIONS. The Company is subject to a number of environmental and other laws and regulations affecting many aspects of its present and future operations, including the disposal of various forms of waste, the construction or permitting of new facilities, and the drilling and operation of new and existing wells. Such laws and regulations generally require the Company to obtain and comply with a wide variety of licenses, permits and other approvals. The Company also remains subject to a number of complex and stringent laws and regulations that both public officials and private individuals may seek to enforce. There can be no assurance that existing regulations will not be revised or that new regulations will not be adopted or become applicable to the Company which could have an adverse impact on its operations. The implementation of regulatory changes imposing more comprehensive or stringent requirements on the Company, which would result in increased compliance costs, could have a material adverse effect on the Company's results of operations. Without limiting the generality of the foregoing, if the MidAmerican Merger is consummated, regulatory requirements applicable in the future to coal or nuclear generating facilities could adversely affect the results of operations of MidAmerican. In addition, regulatory compliance for the construction of new facilities is a costly and time-consuming process, and intricate and rapidly changing environmental regulations may require major expenditures for permitting and create the risk of expensive delays or material impairment of project value if projects cannot function as planned due to changing regulatory requirements or local opposition.

     The Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and the Public Utility Holding Company Act of 1935, as amended ("PUHCA"), are two of the laws (including the regulations thereunder) that affect the Company's operations. PURPA provides to qualifying facilities ("QFs") certain exemptions from federal and state laws and regulations, including organizational, rate and financial regulation. PUHCA regulates public utility holding companies and their subsidiaries. The Company is not and will not be subject to regulation as a holding company under PUHCA as long as the domestic power plants it owns are QFs under PURPA or are exempted as exempt wholesale generators ("EWGs"), and so long as its foreign utility operations are exempted as EWGs or foreign utility companies or are otherwise exempted under PUHCA. QF status is conditioned on meeting certain criteria, and would be jeopardized, for example, in the case of the Company's cogeneration facilities, by the loss of a steam customer or reduction of steam purchases below the amount required by PURPA. The Company's four cogeneration facilities have steam sales agreements with existing industrial hosts which agreements must be maintained in effect or replaced in order to maintain QF status. In the event the Company were unable to avoid the loss of such status for one of its facilities, such an event could result in termination of a given project's power sales agreement and a default under the project subsidiary's project financing agreements.


     Currently, Congress is considering proposed legislation that would amend PURPA by eliminating the requirement that utilities purchase electricity from qualifying facilities at prices based on Avoided Costs of Energy. The Company does not know whether such legislation will be passed or what form it may take. The Company believes that if any such legislation is passed, it would apply to new projects only and thus, although potentially impacting the Company's ability to develop new domestic projects, it would not affect the Company's existing qualifying facilities. There can be no assurance, however, that any legislation passed would not adversely impact the Company's existing domestic projects.


     In addition, many states are implementing or considering regulatory initiatives designed to increase competition in the domestic power generation industry and increase access to electric utilities' transmission and distribution systems for independent power producers and electricity consumers. As noted above, if the MidAmerican Merger is consummated, industry restructuring efforts by states in the Midwest (such as Iowa and Illinois) where MidAmerican has substantial operations could affect MidAmerican's operations in a manner which is difficult to predict, since such effects will depend on the form and timing of such restructuring. The structure of such federal and state energy regulations have in the past, and may in the future, be the subject of various challenges and restructuring proposals by utilities and other industry participants. The implementation of regulatory changes in response to such changes or restructuring proposals, or otherwise imposing more comprehensive or stringent requirements on the Company, which would result in increased compliance costs, could have a material adverse effect on the Company's results of operations.


     SHARES OF COMMON STOCK ELIGIBLE FOR FUTURE SALE. Pursuant to the Company's 1996 Stock Option Plan (the "1996 Plan"), as of June 30, 1998, the Company had outstanding various options to its officers, directors and employees for the purchase of 5,694,745 shares of Common Stock. All of the shares of Common Stock issuable upon exercise of said options have been registered pursuant to registration statements on Form S-8, and, when fully vested and exercised, are available for immediate resale. Sales of substantial amounts of Common Stock or the availability of Common Stock for sale, could have an adverse impact on the market price of the Common Stock and on the Company's ability to raise additional capital through the sale of Common Stock.


     LACK OF PUBLIC MARKET FOR THE DEBT SECURITIES AND THE PREFERRED
STOCK. There is no existing public trading market for the Debt Securities and the Preferred Stock and there can be no assurance regarding the future development of a market for either the Debt Securities or the Preferred Stock, or the ability of holders of such securities to sell their Debt Securities and/or Preferred Stock or the price at which such holders may be able to sell their Securities. If such a market were to develop, the Debt Securities and/or Preferred Stock could trade at prices that may be higher or lower than their initial offering price depending on many factors, including prevailing interest rates, the price of Common Stock, the Company's operating results and the market for similar securities. Historically, the market for non-investment grade debt has demonstrated substantial volatility in the prices of securities similar to the Debt Securities. There can be no assurance that the future market for the Debt Securities will not be subject to similar volatility.

                                  THE COMPANY


GENERAL


     CalEnergy Company, Inc. (the "Company") is a fast-growing global power company whose goal is to be one of the leading providers of low cost energy services throughout the world as electricity and gas markets privatize or deregulate. The Company manages and owns interests in over 5,000 MW of power generation facilities in operation, construction and development worldwide and currently operates 20 generating facilities. In addition, through its subsidiary, Northern Electric plc ("Northern"), the Company is engaged in the distribution and supply of electricity and gas to approximately 1.9 million customers in the U.K. The Company employs 4,200 people worldwide. For the year ended December 31, 1997, the Company generated revenues of over $2.2 billion and had assets of approximately $7.5 billion.


     The Company's Common Stock is traded on the New York, Pacific and London Stock Exchanges.


                               ----------------
     The principal executive offices of the Company are located at 302 South 36th Street, Suite 400, Omaha, Nebraska 68131 and its telephone number is (402) 341-4500. The Company was incorporated in 1971 under the laws of the State of Delaware.


RECENT DEVELOPMENTS; MIDAMERICAN MERGER


     On August 11, 1998, the Company announced that it had entered into an Agreement and Plan of Merger with MidAmerican Energy Holdings Company ("MidAmerican"), pursuant to which the Company agreed (i) to pay $27.15 in cash for each outstanding share of MidAmerican common stock for an aggregate purchase price of approximately $2.65 billion, in a transaction in which approximately $1.4 billion of debt and preferred securities of MidAmerican will remain outstanding, in a merger pursuant to which MidAmerican will become a wholly owned subsidiary of the Company, and (ii) to reincorporate in the State of Iowa and be renamed MidAmerican Energy Holdings Company. Closing of the transaction is subject to the approval of the shareholders of both companies and the obtaining of certain regulatory approvals. The transaction is presently expected to close by the end of the first quarter of 1999. See "Risk Factors--Acquisition Uncertainties; MidAmerican Merger." Reference is also made to the Company's Current Report on Form 8-K dated August 12, 1998 which contains the Merger Agreement relating to the MidAmerican Merger, which Form 8-K is incorporated herein by reference.

                      RATIO OF EARNINGS TO FIXED CHARGES


     The following table sets forth the Company's ratio of earnings to fixed charges on a historical basis for each of the five years in the period ended December 31, 1997 and for the six months ended June 30, 1997 and 1998.




                                                                                   SIX MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,                       JUNE 30,
                           ----------------------------------------------------   -------------------
                             1993       1994       1995       1996       1997       1997       1998
                           --------   --------   --------   --------   --------   --------   --------
Ratio of Earnings to
 Fixed Charges .........       2.8        1.7        1.5        1.6        1.4        1.7        1.4

----------
(1) The ratio of earnings to fixed charges for the year ended December 31, 1997 was impacted by the $87 million non-recurring asset impairment charge related to the Company's assets in Indonesia. Without this charge, the ratio of earnings to fixed charges would have been 1.7.


     For purposes of computing historical ratios of earnings to fixed charges, earnings are divided by fixed charges. "Earnings" represent the aggregate of
(a) the pre-tax income of the Company, including its proportionate share of the pre-tax income of the Coso Project and excluding the equity in loss of a non-consolidated subsidiary, and (b) fixed charges, less capitalized interest. "Fixed charges" represent interest (whether expensed or capitalized), amortization of deferred financing and bank fees, and the portion of rentals considered to be representative of the interest factor (one-third of lease payments) and preferred stock dividend requirements of majority owned subsidiaries.



                                USE OF PROCEEDS


     Unless otherwise set forth in the applicable Prospectus Supplement accompanying this Prospectus, proceeds from the sale of the Offered Securities ultimately will be used by the Company to make equity investments in future domestic and international energy projects, to fund possible project or Company acquisitions, for the repayment of debt or for other general corporate purposes, and initially may be temporarily invested in short-term securities. See "The Company--Recent Developments; MidAmerican Merger."

                         DESCRIPTION OF CAPITAL STOCK

     The following summary does not purport to be complete and is subject to, and qualified in its entirety by, the Company's Restated Certificate of Incorporation, as amended (the "Restated Certificate of Incorporation"), and the Company's By-Laws, as amended (the "By-Laws"), and by the provisions of applicable law. The authorized capital stock of the Company consists of 180,000,000 shares of Common Stock, par value $0.0675 per share, and 2,000,000 shares of Preferred Stock, no par value. This summary contains a description of certain general terms of the Common Stock and the Preferred Stock to which any Prospectus Supplement may relate. Certain terms of any Common Stock or any series of Preferred Stock offered by a Prospectus Supplement will be described in the Prospectus Supplement relating thereto, including the number of shares, offered, any initial offering price, and market price and dividend information. If so indicated in the Prospectus Supplement, the terms of any series may differ from the terms set forth below.


COMMON STOCK

     At June 30, 1998, there were 60,032,677 shares of Common Stock outstanding. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the Common Stock vote together as a single class on all matters. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock. The outstanding shares of Common Stock are fully paid and nonassessable. The Common Stock will, when issued against payment therefor, be fully paid and nonassessable.

     On December 1, 1988, the Company distributed a dividend of one Preferred Share Purchase Right (a "Right") for each outstanding share of Common Stock. The Rights are not exercisable until ten days after a person or group, without prior Board approval, acquires, or has the right to acquire, beneficial ownership of 20% or more of the Common Stock or announces a tender or exchange offer for 30% or more of the Common Stock. Each Right entitles the holder to purchase one one-hundredth of a share of Series A Junior Preferred Stock, no par value ("Series A Preferred Stock"), for $52. The Rights may be redeemed by the Board of Directors up to ten days after an event triggering the distribution of certificates for the Rights. The Rights are automatically attached to, and trade with, each share of Common Stock. The Rights will expire, unless previously redeemed or exercised, on November 30, 1998.


PREFERRED STOCK

     The Board of Directors has the authority to issue up to 2,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without any further action by the stockholders. The issuance of shares of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. The issuance of shares of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. The Company has no present plans to issue any additional shares of Preferred Stock. See "Description of Preferred Stock."

RESTATED CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS AFFECTING CHANGE IN CONTROL

     The Restated Certificate of Incorporation and the By-Laws include certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and that may have the effect of delaying, deterring or preventing a future takeover or change in control of the Company, unless such takeover or change in control is approved by the Board of Directors. Such provisions may also render the removal of the directors and management more difficult. Such provisions include a classified Board of Directors divided into three classes serving staggered three-year terms, prohibit stockholders of the Company from taking action by written consent, require the affirmative vote of at least 66 2/3% of the outstanding shares of stock of the Company entitled to vote thereon to adopt, repeal, alter, amend or rescind the By-Laws, and require that special meetings of stockholders be called only by the Board of Directors or the Chief Executive Officer. In addition to the foregoing, the Board of Directors has adopted a Stockholder Rights Plan, which provided for a dividend of one Right for each outstanding share of Common Stock. See "--Common Stock."


SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW


     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by Section 203 (the Company did not make such an election), (ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the board of directors of the corporation and ratified by two-thirds of the voting stock which the interested stockholder did not own. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an "interested stockholder's" percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with its affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock. Section 203 could prohibit or delay a merger, takeover or other change in control of the Company and therefore could discourage attempts to acquire the Company.

                        DESCRIPTION OF PREFERRED STOCK

     The following description of the terms of the shares of Preferred Stock that may be offered by the Company sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of any series of Preferred Stock and the terms of any related option, put or right of the Company to require the holder of any other Security offered to also acquire shares of Preferred Stock will be specified in the applicable Prospectus Supplement. If so specified in the applicable Prospectus Supplement, the terms of any series of Preferred Stock may differ from the terms set forth below. The description of the terms of the Preferred Stock set forth below and in any Prospectus Supplement is necessarily a summary thereof and is qualified in its entirety by reference to the Certificate of Designation relating to the applicable series of Preferred Stock, which Certificate of Designation will be filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus forms a part.


GENERAL

     Pursuant to the Restated Certificate of Incorporation and the Delaware General Corporation Law, the Board of Directors of the Company has the authority, without further stockholder action, to issue from time to time up to a maximum of up to 2,000,000 shares of Preferred Stock, in one or more series and for such consideration as may be fixed from time to time by the Board of Directors of the Company and to fix before the issuance of any shares of Preferred Stock of a particular series, the designation of such series, the number of shares to comprise such series, the dividend rate or rates payable with respect to the shares of such series, the redemption price or prices, if any, and the terms and conditions of any redemption, the voting rights, any sinking fund provisions for the redemption or purchase of the shares of such series, the terms and conditions upon which the shares are convertible or exchangeable, if they are convertible or exchangeable, and any other relative rights, preferences and limitations pertaining to such series.

     Reference is made to the Prospectus Supplement relating to the particular series of Preferred Stock offered thereby for specific terms, including: (i) the designation, stated value and liquidation preference of such Preferred Stock and the number of shares offered; (ii) the initial public offering price at which such shares will be issued; (iii) the dividend rate or rates (or method of calculation), the dividend periods, the date or dates on which dividends shall be payable and whether such dividends shall be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to cumulate; (iv) any redemption or sinking fund provisions; (v) any conversion or exchange provisions; (vi) the procedures for any auction and remarketing, if any, of such Preferred Stock; (vii) whether interests in Preferred Stock will be represented by depositary shares; and (viii) any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of such Preferred Stock.

     The Preferred Stock will, when issued against payment therefor, be fully paid and nonassessable. Holders of Preferred Stock will have no preemptive rights to subscribe for any additional securities which may be issued by the Company.

     Because the Company is a holding company, its rights and the rights of holders of its securities, including the holders of Preferred Stock, to participate in the distribution of assets of any subsidiary of the Company upon the latter's liquidation or recapitalization will be subject to the prior claims of such subsidiary's creditors and preferred stockholders, except to the extent the Company may itself be a creditor with recognized claims against such subsidiary or a holder of preferred stock of such subsidiary.


DIVIDENDS

     The holders of the Preferred Stock will be entitled to receive, when and as declared by the Board of Directors of the Company, out of funds legally available therefor, dividends at such rates and on such dates as will be specified in the applicable Prospectus Supplement. Such rates may be fixed or variable or both. If variable, the formula used for determining the dividend rate for each dividend period will be specified in the applicable Prospectus Supplement. Dividends will be payable to the holders of record as they appear on the stock books of the Company on such record dates as will be fixed by the Board of

Directors of the Company. Dividends may be paid in the form of cash, Preferred Stock (of the same or a different series) or Common Stock of the Company, in each case as specified in the applicable Prospectus Supplement.

     Dividends on any series of Preferred Stock may be cumulative or noncumulative, as specified in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any Preferred Stock for which dividends are noncumulative ("Noncumulative Preferred Stock"), then the holders of such Preferred Stock will have no right to receive a dividend in respect of the dividend period relating to such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such Preferred Stock are declared or paid on any future dividend payment dates.

     The Company shall not declare, pay or set apart for payment any dividends on any series of its Preferred Stock ranking, as to dividends, on a parity with or junior to the outstanding Preferred Stock of any series unless (i) if such series of Preferred Stock has a cumulative dividend ("Cumulative Preferred Stock"), full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on such Preferred Stock for all past dividend periods and the then current dividend period, or (ii) if such series of Preferred Stock is Noncumulative Preferred Stock, full dividends for the then current dividend period on such Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment. When dividends are not paid in full upon Preferred Stock of any series and any other shares of Preferred Stock of the Company ranking on a parity as to dividends with such Preferred Stock, all dividends declared upon such Preferred Stock and any other Preferred Stock of the Company ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on such Preferred Stock and such other shares of Preferred Stock shall in all cases bear to each other the same ratio that the accrued dividends per share on such Preferred Stock (which shall not, if such Preferred Stock is Noncumulative Preferred Stock, include any accumulation in respect of unpaid dividends for prior dividend periods) and such other shares of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

     Except as set forth in the preceding sentence, unless (i) full dividends on the outstanding Cumulative Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period or (ii) full dividends for the then current dividend period on the outstanding Noncumulative Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment, no dividends (other than in Common Stock of the Company or other shares of the Company ranking junior to such Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment, nor shall any other distribution be made, on the Common Stock of the Company or on any other shares of the Company ranking junior to or on a parity with such Preferred Stock as to dividends or upon liquidation.

     Unless (i) full dividends on the Cumulative Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period or (ii) full dividends for the then current dividend period on the Noncumulative Preferred Stock of any series have been declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment, no Common Stock or any other shares of the Company ranking junior to or on a parity with such Preferred Stock as to dividends or upon liquidation shall be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid or made available for a sinking fund for the redemption of any such shares) by the Company or any subsidiary of the Company except by conversion into or exchange for shares of the Company ranking junior to such Preferred Stock as to dividends and upon liquidation. Any dividend payment made on shares of Cumulative Preferred Stock of any series shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains unpaid.

REDEMPTION

     Preferred Stock may be redeemable, in whole or in part, at the option of the Company, out of funds legally available therefor, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices specified, in the applicable Prospectus Supplement. Preferred Stock redeemed by the Company will be restored to the status of authorized but unissued shares of Preferred Stock.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock is Noncumulative Preferred Stock, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital stock of the Company, the terms of such Preferred Stock may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into shares of the applicable capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     Notwithstanding the foregoing, unless (i) full dividends on the Cumulative Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period or
(ii) full dividends for the then current dividend period on the Noncumulative Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment, no shares of Preferred Stock of such series shall be redeemed unless all outstanding shares of Preferred Stock of such series are simultaneously redeemed, and the Company shall not purchase or otherwise acquire any shares of Preferred Stock of such series; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series pursuant to a purchase or exchange offer provided such offer is made on the same terms to all holders of the Preferred Stock of such series.

     Notice of redemption shall be given by mailing the same to each record holder of the Preferred Stock to be redeemed, not less than 30 nor more than 60 days prior to the date fixed for redemption thereof, at the address of such holder as the same shall appear on the stock books of the Company. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion or exchange rights, if any, as to such shares shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder.

     If fewer than all the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Board of Directors of the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by the Board of Directors of the Company.

     If notice of redemption of any shares of Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company, separate and apart from its other funds, in trust for the pro rata benefit of holders of any shares of Preferred Stock so called for redemption, then from and after the redemption date for such shares, dividends on such shares shall cease to accrue and such shares shall no longer be deemed to be outstanding, and all rights of the holders thereof as stockholders of the Company (except the right to receive the redemption price) shall cease. Upon surrender, in accordance with such notice, of the certificates representing any such shares (properly endorsed or assigned for transfer, if the Board of Directors of the Company shall so require and the notice shall so state), the redemption price set forth above shall be paid out of the funds provided by the Company. If fewer than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof.


CONVERSION OR EXCHANGE RIGHTS

     The Prospectus Supplement relating to a series of Preferred Stock that is convertible or exchangeable will state the terms on which shares of such series are convertible or exchangeable into Common Stock, another series of Preferred Stock or Debt Securities.


RIGHTS UPON LIQUIDATION

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock shall be entitled to receive out of the assets of the Company legally available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock or any other class or series of capital stock ranking junior to such Preferred Stock upon liquidation, liquidating distributions in the amount of the liquidation preference of such Preferred Stock plus all accrued and unpaid dividends thereon (which shall not, in the case of Noncumulative Preferred Stock, include any accumulation in respect of unpaid dividends for prior dividend periods). If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to Preferred Stock of any series and any other shares of Preferred Stock of the Company ranking as to any such distribution on a parity with such Preferred Stock are not paid in full, the holders of such Preferred Stock and of such other shares of Preferred Stock will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of Preferred Stock of any series Will not be entitled to any further participation in any distribution of assets by the Company.


VOTING RIGHTS

     Except as indicated below or in the applicable Prospectus Supplement, or except as expressly required by applicable law, the holders of Preferred Stock will not be entitled to vote.

     If the Company fails to pay dividends on any shares of Preferred Stock for six consecutive quarterly periods, the holders of such shares of Preferred Stock (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company at a special meeting called by the holders of record of at least 10% of such Preferred Stock or the next annual meeting of stockholders and at each subsequent meeting until (i) all dividends accumulated on shares of Cumulative Preferred Stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or (ii) four consecutive quarterly dividends on shares of Noncumulative Preferred Stock shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the entire Board of Directors of the Company will be increased by two directors.

     So long as any shares of Preferred Stock remain outstanding, the Company shall not, without the affirmative vote of the holders of at least two-thirds of each series of Preferred Stock outstanding at the time, given in person or by proxy, at a meeting (voting separately as a class): (i) authorize, create or issue, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Preferred Stock with respect to payment of dividends or distribution of assets upon liquidation, dissolution or winding up, or reclassify any capital stock into any such shares, or authorize, create or issue any obligation or security convertible into, exchangeable for or evidencing the right to purchase any such shares or (ii) amend, alter or repeal the provisions of the Restated Certificate of Incorporation, including the Certificate of Designation relating to such series of Preferred Stock, whether by merger, consolidation, or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized Preferred Stock or any outstanding series of Preferred Stock or any other capital stock of the Company, or the creation and issuance of any other series of Preferred Stock or of any other capital stock of the Company, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.


     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

                        DESCRIPTION OF DEBT SECURITIES

     The Debt Securities may consist of Senior Debt Securities or Subordinated Debt Securities. The Senior Debt Securities will be issued under an indenture (the "Senior Debt Indenture") between the Company, as issuer, and one or more trustees (each a "Trustee") meeting the requirements of a trustee under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Subordinated Debt Securities will be issued under an indenture (the "Subordinated Debt Indenture") between the Company, as issuer, and a Trustee.

     Forms of the Indentures have been filed as exhibits to the Registration Statement of which this Prospectus is a part. The Indentures are subject to and governed by the Trust Indenture Act. The following summaries of certain provisions of the Indentures do not purport to be complete, and where reference is made to particular provisions of the Indentures, such provisions, including definitions of certain terms, are incorporated by reference as a part of such summaries or terms, which are qualified in their entirety by such reference. The Indentures are substantially identical except for provisions relating to subordination.

     The Debt Securities may be issued in one or more series. The particular terms of each series of Debt Securities, as well as any modifications of or additions to the general terms of the Debt Securities as described herein that may be applicable in the case of a particular series of Debt Securities, will be described in the Prospectus Supplement relating to such series of Debt Securities. Accordingly, for a description of the terms of a particular series of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and the description of Debt Securities set forth in this Prospectus.


GENERAL

     Neither of the Indentures limits the amount of Debt Securities that may be issued thereunder. Each Indenture provides that Debt Securities issuable thereunder may be issued up to the aggregate principal amount which may be authorized from time to time by the Company. Reference is made to the Prospectus Supplement for the following terms of the Debt Securities (to the extent such terms are applicable to such Debt Securities) in respect of which this Prospectus is being delivered (the "Offered Debt Securities"):

     (i) the title of the Offered Debt Securities and whether the Offered Debt Securities are Senior Debt Securities or Subordinated Debt Securities;

     (ii) the aggregate principal amount of the Offered Debt Securities and any limit on such aggregate principal amount;

     (iii) the date or dates, or the method for determining such date or dates, on which the principal of the Offered Debt Securities will be payable;

     (iv) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which the Offered Debt Securities will bear interest, if any;

     (v) the date or dates, or the method for determining such date or dates, from which any interest will accrue, the interest payment dates on which any such interest will be payable, the regular record dates for such interest payment dates, or the method by which any such date shall be determined, the person to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

     (vi) the place or places where the principal of (and premium, if any) and interest, if any, on such Offered Debt Securities will be payable, such Offered Debt Securities may be surrendered for conversion or registration of transfer or exchange and notices or demands to or upon the Company in respect of such Offered Debt Securities and the applicable Indenture may be served;

     (vii) the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities may be redeemed, as a whole or in part, at the option of the Company, if the Company is to have such an option;

     (viii) the denominations of the Offered Debt Securities if other than $1,000 and any integral multiple thereof;

     (ix) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of the Offered Debt Securities which is convertible into Common Stock or Preferred Stock, or the method by which any such portion shall be determined;

     (x) whether the amount of payments of principal of (and premium, if any) or interest, if any, on the Offered Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on one or more currencies, currency units, composite currencies, commodities, equity indicies or other indicies) and the manner in which such amounts shall be determined;

     (xi) any additions to, modifications of or deletions from the terms of the Offered Debt Securities with respect to the Events of Default or covenants set forth in the applicable Indenture;

     (xii) provisions, if any, granting special rights to the Holders of the Offered Debt Securities upon the occurrence of such events as may be specified;

     (xiii) whether any of the Offered Debt Securities are to be issuable initially in temporary global form and whether any of the Offered Debt Securities are to be issuable in permanent global form and, if so, whether beneficial owners of interests in any such permanent global Security may exchange such interests for Debt Securities of such series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur, if other than in the manner provided in the applicable Prospectus Supplement, and, if the Offered Debt Securities are to be issuable as a global Security, the identity of the depositary for the Offered Debt Securities;

     (xiv) the date as of which any temporary global Security representing outstanding Offered Debt Securities shall be dated if other than the date of original issuance of the first Offered Debt Security to be issued;

     (xv) the Person to whom any interest on any Offered Debt Security shall be payable, if other than the Person in whose name that Offered Debt Security is registered, and the extent to which, or the manner in which, any interest payable on a temporary global Security on an Interest Payment Date will be paid if other than in the manner provided in the applicable Prospectus Supplement;

     (xvi) the applicability, if any, of defeasance and covenant defeasance provisions of the applicable Indenture and any provisions in modification of, in addition to or in lieu of any such defeasance or covenant defeasance provisions;

     (xvii) if the Offered Debt Securities are to be issuable in definitive form (whether upon original issue or upon exchange of a temporary Offered Debt Security) only upon receipt of certain certificates or other documents or satisfaction of other conditions, then the form and/or terms of such certificates, documents or conditions;

     (xviii) if the Offered Debt Securities are to be issued upon the exercise of warrants, the time, manner and place for such Offered Debt Securities to be authenticated and delivered;

     (xix) the terms, if any, upon which the Offered Debt Securities may be convertible into Common Stock or Preferred Stock of the Company and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period as well as any applicable limitations on the ownership or transferability of the Common Stock or Preferred Stock into which the Offered Debt Securities are convertible; and

     (xx) any other terms of the Offered Debt Securities not inconsistent with the provisions of the applicable Indenture.

     As described in each Prospectus Supplement relating to any particular series of Debt Securities offered thereby, the Indenture under which such Debt Securities are issued may contain covenants limiting: (i) the incurrence of debt by the Company; (ii) the incurrence of debt by subsidiaries of the Company; (iii) the making of certain payments by the Company and its subsidiaries; (iv) business activities of the Company and its subsidiaries; (v) the issuance of preferred stock of subsidiaries; (vi) asset dispositions; (vii) transactions with affiliates; (viii) liens; and (ix) mergers and consolidations involving the Company.


SENIOR DEBT SECURITIES

     The payment of principal of, premium, if any, and interest on the Senior Debt Securities will, to the extent and in the manner set forth in the Senior Debt Indenture, rank pari passu in right of payment with all other existing and future unsecured and unsubordinated obligations of the Company.


SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     The Subordinated Debt Indenture provides that the Subordinated Debt Securities are subordinate and junior in right of payment to all Senior Indebtedness of the Company as provided in the Subordinated Debt Indenture. No payment of principal of (including redemption payments), or interest on, the Subordinated Debt Securities may be made (i) if any Senior Indebtedness is not paid when due, any applicable grace period with respect to a default thereunder has ended and such default has not been cured or waived, or (ii) if the maturity of any Senior Indebtedness has been accelerated because of a default. Upon any distribution of assets of the Company to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all principal of, and premium, if any, and interest due or to become due on, all Senior Indebtedness must be paid in full before the holders of the Subordinated Debt Securities are entitled to receive or retain any payment. In the event that, notwithstanding the foregoing, any payment or distribution of cash, property or securities shall be received or collected by a holder of the Subordinated Debt Securities in contravention of the foregoing provisions, such payment or distribution shall be held for the benefit of and shall be paid over to the holders of Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instrument evidencing Senior Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to pay in full all Senior Indebtedness then due, after giving effect to any concurrent payment to the holders of Senior Indebtedness. Subject to the payment in full of all Senior Indebtedness, the rights of the holders of the Subordinated Debt Securities will be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions applicable to Senior Indebtedness until all amounts owing on the Subordinated Debt Securities are paid in full.

     The term "Senior Indebtedness" shall mean in respect of the Company (i) the principal, premium, if any, and interest in respect of (A) indebtedness of such obligor for money borrowed and (B) indebtedness evidenced by securities, bonds or other similar instruments issued by such obligor, (ii) all capital lease obligations of such obligor, (iii) all obligations of such obligor issued or assumed as the deferred purchase price of property, all conditional sale obligations of such obligor and all obligations of such obligor under any title retention agreement (but excluding trade accounts payable and other similar obligations arising in the ordinary course of business), (iv) all obligations of such obligor for the reimbursement of any letter of credit, banker's acceptance, security purchase facility or similar credit transaction, (v) all obligations of the type referred to in clauses (i) through (iv) above of other persons for the payment of which such obligor is responsible or liable as obligor, guarantor or otherwise, and (vi) all obligations of the type referred to in clauses (i) through (v) above of other persons secured by any lien on any property or asset of such obligor (whether or not such obligation is assumed by such obligor), except for (1) any such indebtedness issued after the date of original issuance of the Subordinated Debt Securities that is by its terms subordinated to or pari passu with the Subordinated Debt Securities and (2) any indebtedness (including all other debt securities and guarantees in respect of those debt securities) initially issued to any other trust, or a trustee of such trust, partnership or other entity affiliated with the Company that is, directly or indirectly, a financing vehicle of the Company (a "Financing Entity") in connection with the issuance by such Financing Entity of Convertible Preferred Securities or other similar securities. Such Senior Indebtedness shall continue to be Senior Indebtedness and entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of such Senior Indebtedness.

     The Indenture does not limit the aggregate amount of Senior Indebtedness the Company may issue.


CERTAIN COVENANTS

     Unless otherwise provided in a Prospectus Supplements with respect to a particular series of Offered Debt Securities, each of the Indentures will contain certain covenants, including the ones summarized below, which covenants will be applicable (unless they are waived or amended or unless the Debt Securities are defeased, see "Defeasance" below) so long as any of the Debt Securities are outstanding.

 Limitation on Debt

     The Company will not Incur any Debt, including Acquisition Debt, unless, after giving effect to the incurrence of such Debt and the receipt and application of the proceeds therefrom, the Fixed Charge Ratio (as defined in the Indenture) of the Company would be equal to or greater than 2.0 to 1.

     Notwithstanding the foregoing, the Company may Incur each and all of the following: (i) Company Refinancing Debt, (ii) Debt of the Company to any of its Restricted Subsidiaries or any Eligible Joint Venture that is expressly subordinated in right of payment to the Senior Debt Securities of all series, in the case of the Senior Debt Indenture or the Subordinated Debt Securities of all series in the case of the Subordinated Debt Indenture, provided that any transfer of such Debt by a Restricted Subsidiary or an Eligible Joint Venture (other than to another Restricted Subsidiary or another Eligible Joint Venture), or any transfer of the Company's ownership interest, or a portion thereof, in such Restricted Subsidiary or such Eligible Joint Venture or the interest, or a portion thereof, of Kiewit in a Permitted Joint Venture or an Eligible Joint Venture (which transfer has the effect of causing such Restricted Subsidiary or such Eligible Joint Venture to cease to be a Restricted Subsidiary or an Eligible Joint Venture, as the case may be), will be deemed to be an Incurrence of Debt that is subject to the provisions of this covenant other than this clause (ii), (iii) Debt in an aggregate principal amount not to exceed $100 million outstanding at any one time may be issued under or in respect of Permitted Working Capital Facilities, (iv) Non-Recourse Debt Incurred in respect of one or more Permitted Facilities in which the Company has a direct or indirect interest, (v) Debt in respect of Currency Protection Agreements or Interest Rate Protection Agreements, (vi) Purchase Money Debt, provided that the amount of such Debt (net of any original issue discount) does not exceed 90% of the fair market value of the Property acquired, (vii) the Debt Securities and other Debt outstanding as of the date of original issuance of any series of the Debt Securities (other than Debt to the extent that it is extinguished, retired, defeased or repaid in connection with the original issuance of any series of the Debt Securities), including Debt that is Incurred in respect of interest or discount on such Debt (or Redeemable Stock issued as dividends in respect of Redeemable Stock) pursuant to the terms of the agreement or instrument that governs such Debt (or such Redeemable Stock) as in effect on the date of original issuance of any series of the Debt Securities and (viii) Debt in an aggregate principal amount not to exceed $75 million outstanding at any one time.

 Limitation on Subsidiary Debt

     The Company will not permit any of its Restricted Subsidiaries or any Eligible Joint Venture, to Incur any Debt.

     Notwithstanding the foregoing, each and all of the following Debt may be Incurred by a Restricted Subsidiary or an Eligible Joint Venture: (i) Debt outstanding as of the date of original issuance of any series of the Debt Securities, (ii) Debt owed by a Restricted Subsidiary or an Eligible Joint Venture to the Company or another Restricted Subsidiary of the Company or another Eligible Joint Venture that either directly or indirectly owns all or a portion of the Company's interest in, or directly or indirectly is owned by, such Restricted Subsidiary, or such Eligible Joint Venture, as the case may be,
(iii) Non-Recourse Debt Incurred in respect of one or more Permitted Facilities, provided that such Restricted Subsidiary or such Eligible Joint Venture has a direct or an indirect interest (which may include Construction Financing provided by the Company to the extent permitted under the covenant described under "Limitation on Restricted Payments" below as a "Permitted Investment") in one or more of such Permitted Facilities in respect of which one or more Restricted Subsidiaries or Eligible Joint Ventures shall have a direct or indirect interest, (iv) Subsidiary Refinancing Debt, (v) Acquired Debt, (vi) Debt in respect of Currency Protection Agreements or Interest Rate Protection Agreements, (vii) Permitted Funding Company Loans and (viii) Permitted Facilities Debt, provided that at the time of Incurrence thereof and after giving effect to the application of the proceeds thereof, the aggregate principal amount of Permitted Facilities Debt shall not exceed 15% of total consolidated Debt of the Company computed in accordance with GAAP.

 Limitation on Restricted Payments

     The Company will not, and will not permit any of its Restricted Subsidiaries or any Eligible Joint Venture to, directly or indirectly, make any Restricted Payment unless at the time of such Restricted Payment and after giving effect thereto (a) no Event of Default and no event that, after the giving of notice or lapse of time or both, would become an Event of Default, has occurred and is continuing, (b) the Company could Incur at least $1 of Debt under the provision described in the first paragraph of "Limitation on Debt" above and (c) the aggregate amount of all Restricted Payments made by the Company, its Restricted Subsidiaries and the Eligible Joint Ventures (the amount so made, if other than in cash, to be determined in good faith by the Chief Financial Officer, as evidenced by an Officers' Certificate, or, if more than $30 million, by the Board of Directors, as evidenced by a Board resolution) after March 24, 1994, is less than the sum (without duplication) of
(i) 50% of the Adjusted Consolidated Net Income of the Company for the period (taken as one accounting period) beginning on the first day of the first fiscal quarter that begins after March 24, 1994 and ending on the last day of the fiscal quarter immediately prior to the date of such calculation, provided that if throughout any fiscal quarter within such period the Ratings Categories applicable to the Debt Securities are rated Investment Grade by Standard & Poor's Corporation and Moody's Investors Service, Inc. (or if both do not make a rating of the Debt Securities publicly available, an equivalent Rating Category is made publicly available by another Rating Agency), then 100% (instead of 50%) of the Adjusted Consolidated Net Income (if more than zero) with respect to such fiscal quarter will be included pursuant to this clause
(i), and provided further that if Adjusted Consolidated Net Income for such period is less than zero, then minus 100% of the amount of such net loss, plus
(ii) 100% of the aggregate net cash proceeds received by the Company from and after [March 24, 1994] from (A) the issuance and sale (other than to a Restricted Subsidiary or an Eligible Joint Venture) of its Capital Stock (excluding Redeemable Stock, but including Capital Stock other than Redeemable Stock issued upon conversion of, or in exchange for Redeemable Stock or securities other than its Capital Stock), (B) the issuance and sale or the exercise of warrants, options and rights to purchase its Capital Stock (other than Redeemable Stock) and (C) the issuance and sale of convertible Debt upon the conversion of such convertible Debt into Capital Stock (other than Redeemable Stock), but excluding the net proceeds from the issuance, sale, exchange, conversion or other disposition of its Capital Stock (I) that is convertible (whether at the option of the Company or the holder thereof or upon the happening of any event) into (x) any security other than its Capital Stock or (y) its Redeemable Stock or (II) that is Capital Stock referred to in clauses (ii) and (iii) of the definition of "Permitted Payment", plus (iii) the net reduction in Investments of the types specified in clauses (iv) and (v) of the definition of "Restricted Payment" that result from payments of interest on Debt, dividends, or repayment of loans or advances, the proceeds of the sale or disposition of the Investment or other return of the amount of the original Investment to the Company, the Restricted Subsidiary or the Eligible Joint Venture that made the original Investment from the Person in which such Investment was made, provided that (x) the aggregate amount of such payments will not exceed the amount of the original Investment by the Company or such Restricted Subsidiary that reduced the amount available pursuant to this clause
(c) for making Restricted Payments and (y) such payments may be added pursuant to this clause (iii) only to the extent such payments are not included in the calculation of Adjusted Consolidated Net Income, provided further that if Investments of the types specified in clauses (iv) and (v) of the Definition of "Restricted Payment" have been made in any Person and such Person thereafter becomes a Restricted Subsidiary or an Eligible Joint Venture, then the aggregate amount of such Investment (to the extent that it has reduced the amount available pursuant to this clause (c) for making Restricted Payments), net of the amounts previously added pursuant to this clause (iii), may be added to the amount available for making Restricted Payments, plus (iv) an amount equal to the principal amount of Debt of the Company extinguished in connection with the conversion into Common Stock of the Company of the Company's 5% Convertible Subordinated Debentures due 2000 and its 9.5% Convertible Subordinated Debenture due 2003. The foregoing clause (c) will not prevent the payment of any dividend within 60 days after the date of its declaration if such dividend could have been made on the date of its declaration without violation of the provisions of this covenant.

     None of the Company, any of its Restricted Subsidiaries or any Eligible Joint Venture will be deemed to have made an Investment at the time that a Person that is a Restricted Subsidiary of the Company or an Eligible Joint Venture ceases to be a Restricted Subsidiary or an Eligible Joint Venture (other than as a result of being designated as an Unrestricted Subsidiary), although any subsequent Investment made by the Company, its Restricted Subsidiaries and Eligible Joint Ventures in such Person will be Investments that will be subject to the foregoing paragraph unless and until such time as such Person becomes a Restricted Subsidiary or an Eligible Joint Venture. Notwithstanding the foregoing, (i) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary, in the manner provided in the definition of "Unrestricted Subsidiary," will be an Investment that will be subject to the foregoing paragraph and (ii) the transfer of the Company's interest (or any portion thereof) in an entity that has been deemed to be an Eligible Joint Venture, directly or indirectly, to an Unrestricted Subsidiary will be an Investment (to the extent of the interest transferred) that will be subject to the foregoing paragraph.

     Restricted Payments are defined in the Indentures to exclude Permitted Payments, which include Permitted Investments. See "Certain Definitions" below.


 Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries

     The Company will not, and will not permit any of its Restricted Subsidiaries or any Eligible Joint Venture to, create or cause to become, or as a result of the acquisition of any Person or Property, or upon any Person becoming a Restricted Subsidiary or an Eligible Joint Venture, remain subject to, any consensual encumbrance or consensual restriction of any kind on the ability of any Restricted Subsidiary or any Eligible Joint Venture to (a) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary or such Eligible Joint Venture owned by the Company, any other Restricted Subsidiary or any other Eligible Joint Venture, (b) make payments in respect of any Debt owed to the Company, any other Restricted Subsidiary of the Company or any Eligible Joint Venture,
(c) make loans or advances to the Company or to any other Restricted Subsidiary of the Company or any other Eligible Joint Venture that is directly or indirectly owned by such Restricted Subsidiary or such Eligible Joint Venture or (d) transfer any of its Property to the Company or to any other Restricted Subsidiary or any other Eligible Joint Venture that directly or indirectly owns or is owned by such Restricted Subsidiary or such Eligible Joint Venture, other than those encumbrances and restrictions created or existing (i) on the date of the original issuance of any series of Debt Securities, (ii) pursuant to the Indenture, (iii) in connection with the Incurrence of any Debt permitted under the provisions described in clause (iii) of the second paragraph of "Limitation on Subsidiary Debt" above, provided that, in the case of Debt owed to Persons other than the Company, its Restricted Subsidiaries and any Eligible Joint Venture, the Chief Executive Officer or the Chief Financial Officer of the Company determines in good faith, as evidenced by an Officers' Certificate, that such encumbrances or restrictions are required to effect such financing and are not materially more restrictive, taken as a whole, on the ability of the applicable Restricted Subsidiary or the applicable Eligible Joint Venture to make the payments, distributions, loans, advances or transfers referred to in clauses (a) through (d) above than encumbrances and restrictions, taken as a whole, customarily accepted (or, in the absence of any industry custom, reasonably acceptable) in comparable financings or comparable transactions in the applicable jurisdiction, (iv) in connection with the execution and delivery of an electric power or thermal energy purchase contract, or other contract related to the output or product of, or services rendered by one or more Permitted Facilities to which such Restricted Subsidiary or such Eligible Joint Venture is a supplying party or other contracts with customers, suppliers and contractors to which such Restricted Subsidiary or such Eligible Joint Venture is a party and where such Restricted Subsidiary or such Eligible Joint Venture is engaged, directly or indirectly, in the development, design, engineering, procurement, construction, acquisition, ownership, management or operation of one or more of such Permitted Facilities, provided that the Chief Executive Officer or the Chief Financial Officer of the Company determines in good faith, as evidenced by an Officers' Certificate, that such encumbrances or restrictions are required to effect such contracts and are not materially more restrictive, taken as a whole, on the ability of the applicable Restricted Subsidiary or the applicable Eligible Joint Venture to make the payments, distributions, loans, advances or transfers referred to in clauses
(a) through (d) above than encumbrances and restrictions, taken as a whole, customarily accepted (or, in the absence of any industry custom, reasonably acceptable) in comparable financings or comparable transactions in the applicable jurisdiction, (v) in connection with any Acquired Debt, provided that such encumbrance or restriction was not incurred in contemplation of such Person becoming a Restricted Subsidiary or an Eligible Joint Venture and provided further that such encumbrance or restriction does not extend to any other Property of such Person at the time it became a Restricted Subsidiary or an Eligible Joint Venture, (vi) in connection with the Incurrence of any Debt permitted under clause (iv) of the provision described in the second paragraph of "Limitation on Subsidiary Debt" above, provided that, in the case of Debt owed to Persons other than the Company and its Restricted Subsidiaries, the Chief Executive Officer or the Chief Financial Officer of the Company determines in good faith, as evidenced by an Officers' Certificate, that such encumbrances or restrictions taken as a whole are not materially more restrictive than the encumbrances and restrictions applicable to the Debt and/or equity being exchanged or refinanced, (vii) customary non-assignment provisions in leases or other contracts entered into in the ordinary course of business of the Company, any Restricted Subsidiary or any Eligible Joint Venture, (viii) any restrictions imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all of the Capital Stock or Property of any Restricted Subsidiary or Joint Venture that apply pending the closing of such sale or disposition, (ix) in connection with Liens on the Property of such Restricted Subsidiary or such Eligible Joint Venture that are permitted by the covenant described under "Limitation on Liens" below but only with respect to transfers referred to in clause (d) above, (x) in connection with the Incurrence of any Debt permitted under clause (ii) of the provisions described in the second paragraph of "Limitation on Subsidiary Debt" above or
(xi) in connection with the Incurrence of any Permitted Facilities Debt permitted under clause (viii) of the provisions described in the second paragraph of "Limitation on Subsidiary Debt" above, provided that any such encumbrance or restriction relates only to those Restricted Subsidiaries or Eligible Joint Ventures having a direct or indirect interest in the Permitted Facilities in respect of which such Permitted Facilities Debt was Incurred.

 Limitation on Dispositions

     Subject to the covenant described under "Mergers, Consolidations and Sales of Assets" below, the Company will not make, and will not permit any of its Restricted Subsidiaries or any Eligible Joint Venture to make, any Asset Disposition unless (i) the Company, the Restricted Subsidiary or the Eligible Joint Venture, as the case may be, receives consideration at the time of each such Asset Disposition at least equal to the fair market value of the Property or securities sold or otherwise disposed of (to be determined in good faith by the Chief Financial Officer, as evidenced by an Officers' Certificate, or, if more than $30 million, by the Board of Directors, as evidenced by a Board resolution), (ii) at least 85% of such consideration is received in cash or Cash Equivalents or if less than 85%, the remainder of such consideration consists of Property related to the business of the Company as described in the first sentence of the covenant described under "Limitation on Business" below, and (ii) unless otherwise required under the terms of Senior Debt, at the Company's election, the Net Cash Proceeds are either (A) invested in the business of the Company, any of its Restricted Subsidiaries or any Eligible Joint Venture or (B) applied to the payment of any Debt of the Company or any of its Restricted Subsidiaries or any Eligible Joint Venture (or as otherwise required under the terms of such Debt), provided that, no such payment of Debt
(x) under Permitted Working Capital Facilities or any other revolving credit agreement will count for this purpose unless the related loan commitment, standby facility or the like will be permanently reduced by an amount equal to the principal amount so repaid or (y) owed to the Company, a Restricted Subsidiary thereof or an Eligible Joint Venture will count for this purpose, provided further that such investment or such payment, as the case may be, must be made within 365 days from the later of the date of such Asset Disposition or the receipt by the Company, such Restricted Subsidiary or such Eligible Joint Venture of the Net Cash Proceeds related thereto. Any Net Cash Proceeds from Asset

Dispositions that are not applied as provided in clause (A) or (B) of the preceding sentence will constitute "Excess Proceeds." Excess Proceeds will be applied, as described below, to make an offer (an "Offer") to purchase any series of Debt Securities at a purchase price equal to 100% of the principal thereof, plus accrued interest, if any, to the date of purchase.

     Notwithstanding anything in the foregoing to the contrary, the Company, its Restricted Subsidiaries and the Eligible Joint Ventures may exchange with other Persons (i) Property that constitutes a Restricted Subsidiary or an Eligible Joint Venture for Property that constitutes a Restricted Subsidiary or an Eligible Joint Venture, (ii) Property that constitutes a Restricted Subsidiary or an Eligible Joint Venture for Property that does not constitute a Restricted Subsidiary or an Eligible Joint Venture, (iii) Property that does not constitute a Restricted Subsidiary or an Eligible Joint Venture for Property that does not constitute a Restricted Subsidiary or an Eligible Joint Venture and (iv) Property that does not constitute a Restricted Subsidiary or an Eligible Joint Venture for Property that constitutes a Restricted Subsidiary or an Eligible Joint Venture, provided that in each case the fair market value of the Property received is at least equal to the fair market value of the Property exchanged as determined in good faith by the Chief Financial Officer, as evidenced by an Officers' Certificate, or, if more than $25 million, by the Board of Directors, as evidenced by a Board resolution, provided that the Investment in the Property received in the exchanges described in clauses (ii) and (iii) of the prior sentence will be subject to the covenant described under "Limitation on Restricted Payments" above. Notwithstanding anything in the foregoing to the contrary, the Company may not, and will not permit any of its Restricted Subsidiaries or any Eligible Joint Venture to, make an Asset Disposition of any of their interest in, or Property of, any of the Coso Project other than for consideration consisting solely of cash.

     To the extent that any or all of the Net Cash Proceeds of any Foreign Asset Disposition are prohibited from (or delayed in) being repatriated to the United States by applicable local law, the portion of such Net Cash Proceeds so affected will not be required to be applied at the time provided above but may be retained by any Restricted Subsidiary or any Eligible Joint Venture so long, but only so long, as the applicable local law does not permit (or delays) repatriation to the United States. If such Net Cash Proceeds are transferred by the Restricted Subsidiary or Eligible Joint Venture that conducted the Foreign Asset Disposition to another Restricted Subsidiary or Eligible Joint Venture, the Restricted Subsidiary or Eligible Joint Venture receiving such Net Cash Proceeds must not be directly or indirectly obligated on any Debt owed to any Person other than the Company. The Company will take or cause such Restricted Subsidiary or such Eligible Joint Venture to take all actions required by the applicable local law to permit such repatriation promptly. Once repatriation of any of such Net Cash Proceeds is permitted under the applicable local law, repatriation will be effected immediately and the repatriated Net Cash Proceeds will be applied in the manner set forth in this covenant as if such Asset Disposition had occurred on the date of such repatriation. In addition, if the Chief Financial Officer determines, in good faith, as evidenced by an Officers' Certificate, that repatriation of any or all of the Net Cash Proceeds of any Foreign Asset Disposition would have a material adverse tax consequence to the Company, the Net Cash Proceeds so affected may be retained outside of the United States by the applicable Restricted Subsidiary or the applicable Eligible Joint Venture for so long as such material adverse tax consequence would continue. Notwithstanding the foregoing provisions of this paragraph to the contrary, if applicable local law prohibits (or delays) the repatriation of Net Cash Proceeds of a Foreign Asset Disposition but such local law does not prohibit the application of such Net Cash Proceeds pursuant to the first sentence of the first paragraph of this covenant, the Company may apply such Net Cash Proceeds pursuant to such provision.

     If the series of Debt Securities tendered pursuant to an Offer have an aggregate purchase price that is less than the Excess Proceeds available for the purchase of such Debt Securities, the Company may use the remaining Excess Proceeds for general corporate purposes without regard to the provisions of this covenant. The Company will not be required to make an Offer pursuant to this covenant if the Excess Proceeds available therefor are less than $10 million, provided that the lesser amounts of such Excess Proceeds will be carried forward and cumulated for each 36 consecutive month period for purposes of determining whether an Offer is required with respect to any Excess Proceeds of any subsequent Asset

Dispositions. Any such lesser amounts so carried forward and cumulated need not be segregated or reserved and may be used for general corporate purposes, provided that such use will not reduce the amount of cumulated Excess Proceeds or relieve the Company of its obligation hereunder to make an Offer with respect thereto.

     The Company will make an Offer by mailing to each Holder, with a copy to the Trustee, within 30 days after the receipt of Excess Proceeds that cause the cumulated Excess Proceeds to exceed $10 million, a written notice that will specify the purchase date, which will not be less than 30 days nor more than 60 days after the date of such notice (the "Purchase Date"), that will contain certain information concerning the business of the Company that the Company believes in good faith will enable the Holders to make an informed decision and that will contain information concerning the procedures applicable to the Offer (including, without limitation, the right of withdrawal) and the effect of such Offer on the Debt Securities tendered. Holders that elect to have their Debt Securities purchased will be required to surrender such Debt Securities at least one Business Day prior to the Purchase Date. If at the expiration of the Offer period the aggregate purchase price of the series of Debt Securities properly tendered by Holders pursuant to the Offer exceeds the amount of such Excess Proceeds, such series of Debt Securities or portions of Debt Securities to be accepted for purchase will be selected by the Trustee in such manner as the Trustee deems to be fair and appropriate in the circumstances.

     If the Company is prohibited by applicable law from making the Offer or purchasing Debt Securities of any series thereunder, the Company need not make an Offer pursuant to this covenant for so long as such prohibition is in effect.

     The Company will comply with all applicable tender offer rules, including, without limitation, Rule 14e-1 under the Exchange Act, in connection with an Offer.

 Limitation on Transactions with Affiliates

     The Company will not, and will not permit any of its Restricted Subsidiaries or any Eligible Joint Venture to, directly or indirectly, conduct any business or enter into or permit to exist any transaction or series of related transactions (including, but not limited to, the purchase, sale or exchange of Property, the making of any Investment, the giving of any Guarantee or the rendering of any service) with any Affiliate of the Company, such Restricted Subsidiary or such Eligible Joint Venture, as the case may be, unless (i) such business, transaction or series of related transactions is in the best interest of the Company, such Restricted Subsidiary or such Eligible Joint Venture, (ii) such business, transaction or series of related transactions is on terms no less favorable to the Company, such Restricted Subsidiary or such Eligible Joint Venture than those that could be obtained in a comparable arm's length transaction with a Person that is not such an Affiliate and (iii) with respect to such business, transaction or series of related transactions that has a fair market value or involves aggregate payments equal to, or in excess of, $10 million, such business, transaction or series of transactions is approved by a majority of the Board of Directors (including a majority of the disinterested directors), which approval is set forth in a Board resolution delivered to the Trustee certifying that, in good faith, the Board of Directors believes that such business, transaction or series of transactions complies with clauses (i) and (ii) above.

 Limitation on Liens

     The Company may not Incur any Debt that is secured, directly or indirectly, with, and the Company will not, and will not permit any of its Restricted Subsidiaries or an Eligible Joint Venture to, grant a Lien on the Property of the Company, its Restricted Subsidiaries or any Eligible Joint Venture now owned or hereafter acquired unless contemporaneous therewith or prior thereto the Debt Securities are equally and ratably secured except for
(i) any such Debt secured by Liens existing on the Property of any entity at the time such Property is acquired by the Company, any of its Restricted Subsidiaries or any Eligible Joint Venture, whether by merger, consolidation, purchase of such Property or otherwise, provided that such Liens (x) are not created, incurred or assumed in contemplation of such Property being acquired by the Company, any of its Restricted Subsidiaries or any Eligible Joint Venture and (y) do not extend to any other Property of the Company, any of its Restricted Subsidiaries or any Eligible Joint Venture, (ii) any other Debt that is required by the terms thereof to be equally and ratably secured as a result of the

Incurrence of Debt that is permitted to be secured pursuant to another clause of this covenant, (iii) Liens that are granted in good faith to secure Debt (A) contemplated by clause (iv) of the covenant described under "Limitation on Debt" above or (B) contemplated by clauses (ii), (iii), (vi) and (viii) of the covenant described under "Limitation on Subsidiary Debt" above, provided that, in the case of Debt owed to a Person other than the Company or a Restricted Subsidiary, the Chief Executive Officer or Chief Financial Officer of the Company determines in good faith, as evidenced by an Officers' Certificate, that such Liens are required in order to effect such financing and are not materially more restrictive, taken as a whole, than Liens, taken as a whole, customarily accepted (or in the absence of industry custom, reasonably acceptable) in comparable financings or comparable transactions in the applicable jurisdiction, (iv) Liens existing on the date of the original issuance of any series of the Debt Securities, (v) Liens incurred to secure Debt incurred by the Company as permitted by clause (vi) of the covenant described under "Limitation on Debt" above, provided that such Liens may not cover any Property other than that being purchased and improvements and additions thereto, (vi) Liens on any Property of the Company securing Permitted Working Capital Facilities, Guarantees thereof and any Interest Rate Protection Agreements or Currency Protection Agreements, provided that such Liens may not extend to the Capital Stock owned by the Company in any Restricted Subsidiary of the Company or any Eligible Joint Venture, (vii) Liens in respect of extensions, renewals, refundings or refinancings of any Debt secured by the Liens referred to in the foregoing clauses, provided that the Liens in connection with such renewal, extension, refunding or refinancing will be limited to all or part of the specific property that was subject to the original Lien, (viii) Liens incurred to secure obligations in respect of letters of credit, bankers' acceptances, surety, bid, operating and performance bonds, performance guarantees or other similar instruments or obligations (or reimbursement obligations with respect thereto) (in each case, to the extent incurred in the ordinary course of business), (ix) any Lien arising by reason of (A) any judgment, decree or order of any court, so long as such Lien is being contested in good faith and is appropriately bonded, and any appropriate legal proceedings that may have been duly initiated for the review of such judgment, decree or order have not been finally terminated or the period within which such proceedings may be initiated has not expired, (B) taxes, duties, assessments, imposts or other governmental charges that are not yet delinquent or are being contested in good faith, (C) security for payment of worker's compensation or other insurance, (D) security for the performance of tenders, contracts (other than contracts for the payment of money) or leases, (E) deposits to secure public or statutory obligations, or to secure permitted contracts for the purchase or sale of any currency entered into in the ordinary course of business, (F) the operation of law in favor of carriers, warehousemen, landlords, mechanics, materialmen, laborers, employees or suppliers, incurred in the ordinary course of business for sums that are not yet delinquent or are being contested in good faith by negotiations or by appropriate proceedings that suspend the collection thereof, (G) easements, rights-of-way, zoning and similar covenants and restrictions and other similar encumbrances or title defects that do not in the aggregate materially interfere with the ordinary conduct of the business of the Company, any of its Restricted Subsidiaries or any Eligible Joint Venture or (H) leases and subleases of real property that do not interfere with the ordinary conduct of the business of the Company, any of its Restricted Subsidiaries or any Eligible Joint Venture and that are made on customary and usual terms applicable to similar properties, or
(x) Liens, in addition to the foregoing, that secure obligations not in excess of $5 million in the aggregate.

 Purchase of Debt Securities Upon a Change of Control

     Upon the occurrence of a Change of Control, each Holder of the Debt Securities of each series will have the right to require that the Company repurchase such Holder's Debt Securities of such series at a purchase price in cash equal to 101% of the principal thereof on the date of purchase plus accrued interest, if any, to the date of purchase.

     The Change of Control provisions may not be waived by the Trustee or by the Board of Directors, and any modification thereof must be approved by each Holder. Nevertheless, the Change of Control provisions will not necessarily afford protection to Holders, including protection against an adverse effect on the value of the Debt Securities of any series, in the event that the Company or its Subsidiaries Incur additional Debt, whether through recapitalizations or otherwise.

     Within 30 days following a Change of Control, the Company will mail a notice to each Holder of the Debt Securities of each series, with a copy to the Trustee, stating (1) that a Change of Control has occurred and that such Holder has the right to require the Company to purchase such Holder's Debt Securities at the purchase price described above (the "Change of Control Offer"), (2) the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change of Control), (3) the purchase date (which will be not earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Purchase Date"), (4) and thereafter interest on and such Debt Security will continue to accrue, (5) any Debt Security properly tendered pursuant to the Change of Control Offer will cease to accrue interest after the Purchase Date (assuming sufficient moneys for the purchase thereof are deposited with the Trustee), (6) that Holders electing to have a Debt Security of any series purchased pursuant to a Change of Control Offer will be required to surrender the Debt Security of such series, with the form entitled "Option of Holder To Elect Purchase" on the reverse of the Debt Security completed, to the paying agent at the address specified in the notice prior to the close of business on the fifth Business Day prior to the Purchase Date, (7) that a Holder will be entitled to withdraw such Holder's election if the paying agent receives, not later than the close of business on the third Business Day (or such shorter periods as may be required by applicable law) preceding the Purchase Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of Debt Securities of such series the Holder delivered for purchase, and a statement that such Holder is withdrawing his election to have such Debt Securities of such series purchased and (8) that Holders that elect to have their Debt Securities of any series purchased only in part will be issued new Debt Securities having a principal amount equal to the portion of the Debt Securities of the series that were surrendered but not tendered and purchased.

     On the Purchase Date, the Company will (i) accept for payment all Debt Securities of any series or portions thereof tendered pursuant to the Change of Control Offer, (ii) deposit with the Trustee money sufficient to pay the purchase price of all Debt Securities of such series or portions thereof so tendered for purchase and (iii) deliver or cause to be delivered to the Trustee the Debt Securities of such series properly tendered together with an Officers' Certificate identifying the Debt Securities of such series or portions thereof tendered to the Company for purchase. The Trustee will promptly mail, to the Holders of the Debt Securities of such series properly tendered and purchased, payment in an amount equal to the purchase price, and promptly authenticate and mail to each Holder a new Debt Security of the same series having a principal amount equal to any portion of such Holder's Debt Securities of such series that were surrendered but not tendered and purchased, the Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Purchase Date.

     If the Company is prohibited by applicable law from making the Change of Control Offer or purchasing Debt Securities of any series thereunder, the Company need not make a Change of Control Offer pursuant to this covenant for so long as such prohibition is in effect.

     The Company will comply with all applicable tender offer rules, including, without limitation, Rule 14e-1 under the Exchange Act, in connection with a Change of Control Offer.

 Limitation on Business

     The Company will, and will cause its Restricted Subsidiaries and the Eligible Joint Ventures to, engage only in (i) the ownership, design, engineering, procurement, construction, development, acquisition, operation, servicing, management or disposition of Permitted Facilities, (ii) the ownership, creation, development, acquisition, servicing, management or disposition of Restricted Subsidiaries and Joint Ventures that own, construct, develop, design, engineer, procure, acquire, operate, service, manage or dispose of Permitted Facilities, (iii) obtaining, arranging or providing financing incident to any of the foregoing and (iv) other related activities incident to any of the foregoing. The Company will not, and will not permit any of its Restricted Subsidiaries or any Eligible Joint Venture to, make any Investment or otherwise acquire any Property that is not directly related to the business of the Company as described in the preceding sentence (collectively, the "Ineligible Investments") other than as a part of an Investment or an acquisition of Property that is predominantly and directly related to the business of the Company as described above, and if the aggregate fair market value of such Ineligible Investments in the aggregate exceeds 20% (the "Percentage Limit") of the total assets of the Company and its consolidated Restricted Subsidiaries (as determined in accordance with GAAP) as determined in good faith by the Chief Financial Officer, as evidenced by an Officers' Certificate, the Company, its Restricted Subsidiaries and the Eligible Joint Ventures must cease acquiring any additional Ineligible Investments and, within 18 months of the acquisition that caused the Ineligible Assets to exceed the Percentage Limit, must return to compliance with the Percentage Limit by disposing of Ineligible Assets or otherwise, provided that such 18-month period may be extended up to an additional six months if, despite the Company's active efforts during such 18-month period to dispose of such Ineligible Investments or to otherwise come into compliance with such Percentage Limit, the Company is unable to do so because of regulatory restrictions or delays or adverse market conditions.

 Limitation on Certain Sale-Leasebacks

     The Company will not, and will not permit any of its Restricted Subsidiaries or any Eligible Joint Venture to, Incur or otherwise become obligated with respect to any sale-leaseback (other than a sale-leaseback with respect to a Permitted Facility that is Non-Recourse) unless, (i) (a) if effected by the Company, the Company would be permitted to Incur such obligation under the covenant described under "Limitation on Debt" above or,
(b) if effected by a Restricted Subsidiary or an Eligible Joint Venture, such Restricted Subsidiary or such Eligible Joint Venture would be permitted to Incur such obligation under the covenant described under "Limitation on Subsidiary Debt" above, assuming for the purpose of this covenant and the covenants described under "Limitation on Debt" and "Limitation on Subsidiary Debt" that (x) the obligation created by such sale-leaseback is a Capitalized Lease and (y) the Capitalized Lease Obligation with respect thereto is the Attributable Value thereof, (ii) the Company, such Restricted Subsidiary or such Eligible Joint Venture is permitted to grant a Lien with respect to the property that is the subject of such sale-leaseback under the covenant described under "Limitation on Liens" above, (iii) the proceeds of such sale-leaseback are at least equal to the fair market value of the property sold (determined in good faith as evidenced by an Officers' Certificate delivered to the Trustee in respect of a transaction involving less than $25 million, or, if equal to or in excess of $25 million, by the Board of Directors, as evidenced by a Board resolution) and (iv) the Net Cash Proceeds of the sale-leaseback are applied pursuant to the covenants described under "Limitation on Dispositions" above.

 Limitation on Sale of Subsidiary Preferred Stock

     The Company will not permit any of its Restricted Subsidiaries or any Eligible Joint Venture to create, assume or otherwise cause or suffer to exist any Preferred Stock except: (i) Preferred Stock outstanding on the date of the Indentures, including Preferred Stock issued as dividends in respect of such Preferred Stock pursuant to the terms of the agreement or instrument that governs such Preferred Stock as in effect on the date of original issuance of the Debt Securities, (ii) Preferred Stock held by the Company, a Restricted Subsidiary of the Company or an Eligible Joint Venture, (iii) Preferred Stock issued by a Person prior to the time (a) such Person becomes a Restricted Subsidiary or an Eligible Joint Venture, (b) such Person merges with or into another Restricted Subsidiary or another Eligible Joint Venture or (c) a Restricted Subsidiary, or an Eligible Joint Venture merges with or into such Person (in a transaction in which such Person becomes a Restricted Subsidiary or an Eligible Joint Venture), provided that such Preferred Stock was not issued in anticipation of such Person becoming a Restricted Subsidiary or an Eligible Joint Venture or of such merger, (iv) Preferred Stock issued or agreed to be issued by a Restricted Subsidiary or an Eligible Joint Venture in connection with the financing of the construction, design, engineering, procurement, equipping, developing, operation, ownership, management, servicing or acquisition of one or more Permitted Facilities in which the Company or one or more Restricted Subsidiaries or Eligible Joint Ventures has a direct or indirect interest or the retirement of Debt or Preferred Stock secured by any such Permitted Facility or in order to enhance the repatriation of equity, advances or income or the increase of after-tax funds available for distribution to the owners of any such Permitted Facility, (v) Preferred Stock issued or agreed to be issued by a Restricted Subsidiary or an Eligible Joint Venture in satisfaction of legal requirements applicable to a Permitted Facility or to maintain the ordinary course of conduct of such Restricted Subsidiary's or such Eligible Joint Venture's business in the applicable jurisdiction and (vi) Preferred Stock that is exchanged for, or the proceeds of which are used to refinance, any Preferred Stock permitted to be outstanding pursuant to clauses (i) through (v) hereof (or any extension, renewal or refinancing thereof), having a liquidation preference not to exceed the liquidation preference of the Preferred Stock so exchanged or refinanced and having a redemption period no shorter than the redemption period of the Preferred Stock so exchanged or refinanced.


EVENTS OF DEFAULT

     An Event of Default, as defined in each of the Indentures and applicable to any particular series of Debt Securities issued under such Indenture is defined as being: (i) default as to the payment of principal, or premium, if any, on any Debt Security of that series or as to any payment required in connection with a Change of Control or an Asset Disposition, (ii) default as to the payment of interest on any Debt Security of that series for 30 days after payment is due, (iii) failure to make an offer required under either of the covenants described under "Limitation on Dispositions" or "Purchase of Debt Securities Upon a Change of Control" above or a failure to purchase Debt Securities of that series tendered in respect of such offer, (iv) default in the performance, or breach, of any covenant, agreement or warranty contained in the Indentures and the Debt Securities of that series and such failure continues for 30 days after written notice is given to the Company by the Trustee or the Holders of at least 25% in principal amount outstanding of the Debt Securities of that series issued under such Indenture, as provided in such Indenture, (v) default on any other Debt of the Company or any Significant Subsidiary (other than Non-Recourse Debt of Significant Subsidiaries) if either
(x) such default results from failure to pay principal of such Debt in excess of $25 million when due after any applicable grace period or (y) as a result of such default, the maturity of such Debt has been accelerated prior to its scheduled maturity and such default has not been cured within the applicable grace period, and such acceleration has not been rescinded, and the principal amount of such Debt, together with the principal amount of any other Debt of the Company and its Significant Subsidiaries (not including Non-Recourse Debt of the Significant Subsidiaries) that is in default as to principal, or the maturity of which has been accelerated, aggregates $25 million or more, (vi) the entry by a court of one or more judgments or orders against the Company or any Significant Subsidiary for the payment of money that in the aggregate exceeds $25 million (excluding the amount thereof covered by insurance or by a bond written by a Person other than an Affiliate of the Company), which judgments or orders have not been vacated, discharged or satisfied or stayed pending appeal within 60 days from the entry thereof, provided that such a judgment or order will not be an Event of Default if such judgment or order does not require any payment by the Company or any Significant Subsidiary, except to the extent that such judgment is only against Property that secures Non-Recourse Debt that was permitted under the Indentures, and the Company could, at the expiration of the applicable 60 day period, after giving effect to such judgment or order and the consequences thereof, Incur at least $1 of Debt under the provisions described in the first paragraph of "Limited on Debt" above, and (vii) certain events involving bankruptcy, insolvency or reorganization of the Company or any of its Significant Subsidiaries.

     The Indentures provide that the Trustee may withhold notice to the Holders of any default (except in payment of principal of, premium, if any, or interest on any series of Debt Securities and any payment required in connection with a Change of Control or an Asset Disposition) if the Trustee considers it in the interest of Holders to do so.

     The Indentures provide that if an Event of Default with respect to Debt Securities of any series at the time outstanding (other than an event of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary) has occurred and is continuing, either the Trustee or the Holders of not less than 25% in principal amount of the Debt Securities of that series issued under such Indenture then outstanding may declare the Default Amount of all Debt Securities of that series to be due and payable immediately, but upon certain conditions such declaration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of, premium, if any, or interest on the Debt Securities of that series or any payment required in connection with a Change of Control or an Asset Disposition, as the case may
be) may be waived by the Holders of a majority in principal amount of the

Debt Securities of that series then outstanding. If an Event of Default due to the bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary occurs, the Indenture provides that the Default Amount of all Debt Securities of that series will become immediately due and payable.

     The Holders of a majority in principal amount of the Debt Securities of any series issued under such Indenture then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the Indenture with respect to the Debt Securities of such series, subject to certain limitations specified in the Indenture, provided that the Holders of Debt Securities of such series must have offered to the Trustee reasonable indemnity against expenses and liabilities. Each Indenture requires the annual filing by the Company with the Trustee of a written statement as to compliance with the principal covenants contained in the Indentures.


MODIFICATION

     Each of the Indentures contains provisions permitting the Company and the Trustee, with the consent of the Holders of not less than a majority in principal amount of the Debt Securities at the time outstanding, to modify such Indenture or any supplemental indenture or the rights of the Holders of the series of Debt Securities issued under such Indenture, except that no such modification may (i) extend the final maturity of any of the Debt Securities, reduce the principal amount thereof, reduce any amount payable on redemption or purchase thereof or impair the right of any Holder to institute suit for the payment thereof or make any change in the covenants regarding a Change of Control or an Asset Disposition or the related definitions without the consent of the Holder of each of the series of Debt Securities so affected or (ii) reduce the percentage of any series of Debt Securities, the consent of the Holders of which is required for any such modification, without the consent of the Holders of all series of Debt Securities issued under such Indenture then outstanding.


MERGERS, CONSOLIDATIONS AND SALES OF ASSETS

     The Company may not consolidate with, merge with or into, or transfer all or substantially all its Property (as an entirety or substantially an entirety in one transaction or a series of related transactions), to any Person unless:
(i) the Company will be the continuing Person, or the Person (if other than the Company) formed by such consolidation or into which the Company is merged or to which the Property of the Company is transferred will be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and will expressly assume in writing all the obligations of the Company, under the Indenture and the Debt Securities, (ii) immediately after giving effect to such transaction, no Event of Default and no event or condition that through the giving of notice or lapse of time or both would become an Event of Default will have occurred and be continuing, (iii) immediately after giving effect to such transaction on a pro forma basis, the Company or the surviving entity would be able to Incur at least $1 of Debt under the provision described in the first paragraph of "Limitation on Debt" above and (iv) the Net Worth of the Company or the surviving entity, as the case may be, on a pro forma basis after giving effect to such transaction (without giving effect to the fees and expenses incurred in respect of such transaction), is not less than the Net Worth of the Company immediately prior to such transaction.

     None of the Company, any of its Restricted Subsidiaries or any Eligible Joint Ventures may merge with or into, or be consolidated with, an Unrestricted Subsidiary of the Company, except to the extent that such Unrestricted Subsidiary has been designated a Restricted Subsidiary as provided in the Indenture in advance of or in connection with such merger.


DEFEASANCE AND DISCHARGE

 Legal Defeasance

     Each of the Indentures provides that the Company will be deemed to have paid and will be discharged from any and all obligations in respect of the Debt Securities of or within any series, on the 123rd day after the deposit referred to below has been made (or immediately if an Opinion of Counsel is delivered to the effect described in clause (B)(iii)(y) below), and the provisions of such Indenture will cease to be applicable with respect to such Debt Securities of such series (except for, among other matters, certain obligations to register the transfer or exchange of such Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, to maintain paying agencies and to hold monies for payment in trust) if, among other things, (A) the Company has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the applicable Debt Securities, on the respective Stated Maturities of the Debt Securities or, if the Company makes arrangements satisfactory to the Trustee for the redemption of the Debt Securities prior to their Stated Maturity, on any earlier redemption date in accordance with the terms of such Indenture and the applicable Debt Securities, (B) the Company has delivered to the Trustee (i) either (x) an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred and the Company had paid or redeemed such Debt Securities on the applicable dates, which Opinion of Counsel must be based upon a ruling of the Internal Revenue Service to the same effect or a change in applicable federal income tax law or related Treasury regulations after the date of the Indentures or (y) a ruling directed to the Trustee or the Company received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel, (ii) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and (iii) an Opinion of Counsel to the effect that either (x) after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 or 548 of the U.S. Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law or (y) based upon existing precedents, if the matter were properly briefed, a court should hold that the deposit of moneys and/or U.S. Government Obligations as provided in clause (A) would not constitute a preference voidable under Section 547 or 548 of the U.S. Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law, (C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, will have occurred and be continuing on the date of such deposit or (unless an Opinion of Counsel is delivered to the effect described in clause (B)(iii)(y) above) during the period ending on the 123rd day after the date of such deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company is a party or by which the Company is bound and (D) if at such time the Debt Securities are listed on a national securities exchange, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Debt Securities will not be delisted as a result of such deposit, defeasance and discharge.

 Covenant Defeasance

     The Indentures further provide that the provisions of clause (iii) under "Mergers, Consolidations and Sales of Assets" and all the covenants described herein under "Certain Covenants," clause (iv) under "Events of Default" with respect to such covenants and with respect to clause (iii) under "Mergers, Consolidations and Sales of Assets," clauses (i) and (iii) with respect to certain offers for any series of Debt Securities required by certain covenants and clauses (v) and (vi) under "Events of Default" will cease to be applicable to the Company, its Restricted Subsidiaries and its Eligible Joint Ventures upon the satisfaction of the provisions described in clauses (A), (B)(ii) and
(iii), (C) and (D) of the preceding paragraph and the delivery by the Company to the Trustee of an Opinion of Counsel to the effect that, among other things, the Holders of such Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and the defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred and the Company had paid or redeemed such Debt Securities on the applicable dates.

 Defeasance and Certain Other Events of Default

     If the Company exercises its option to omit compliance with certain covenants and provisions of the Indentures with respect to the Debt Securities of any series as described in the immediately preceding paragraph and any series of Debt Securities are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity or scheduled redemption, but may not be sufficient to pay amounts due on such Debt Securities at the time of acceleration resulting from such Event of Default. The Company will remain liable for such payments.


GOVERNING LAW

     The Indentures and the Debt Securities will be governed by, and construed in accordance with, the law of the State of New York, including Section 5-1401 of the New York General Obligations Law, but otherwise without regard to conflict of laws rules.


CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of each of the Indentures. Reference is made to the Indentures for the full definitions of all such terms as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Debt" is defined to mean Debt Incurred by a Person prior to the time (i) such Person becomes a Restricted Subsidiary of the Company or an Eligible Joint Venture, (ii) such Person merges with or into a Restricted Subsidiary of the Company or an Eligible Joint Venture, or (iii) a Restricted Subsidiary of the Company or an Eligible Joint Venture merges with or into such Person (in a transaction in which such Person becomes a Restricted Subsidiary of the Company or an Eligible Joint Venture), provided that, after giving effect to such transaction, any Non-Recourse Debt of such Person could have been Incurred pursuant to clause (iii) of the provision described under "Limitation on Subsidiary Debt", any Permitted Facilities Debt of such Person could have been Incurred pursuant to clause (viii) of the provision described under "Limitation on Subsidiary Debt" and would not otherwise violate any other provision of the applicable Indenture, and all the other Debt of such Person could have been Incurred by the Company at the time of such merger or acquisition pursuant to the provision described in the first paragraph of "Limitation on Debt" above, and provided further that such Debt was not Incurred in connection with, or in contemplation of, such merger or such Person becoming a Restricted Subsidiary of the Company or an Eligible Joint Venture.

     "Acquisition Debt" is defined to mean Debt of any Person existing at the time such Person is merged into the Company or assumed in connection with the acquisition of Property from any such Person (other than Property acquired in the ordinary course of business), including Debt Incurred in connection with, or in contemplation of, such Person being merged into the Company (but excluding Debt of such Person that is extinguished, retired or repaid in connection with such merger or acquisition).

     "Adjusted Consolidated Net Income" is defined to mean for any period, for any Person (the "Referenced Person") the aggregate Net Income (or loss) of the Referenced Person and its consolidated Subsidiaries for such period determined in conformity with GAAP, provided that the following items will be excluded in computing Adjusted Consolidated Net Income (without duplication): (i) the Net Income (or loss) of any other Person (other than a Subsidiary of the Referenced Person) in which any third Person has an interest, except to the extent of the amount of dividends or other distributions actually paid in cash to the Referenced Person during such period, or after such period and on or before the date of determination, by such Person in which the interest is held, which dividends and distributions will be included in such computation, (ii) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to the provision described in clause (c) of the first paragraph of "Limitation on Restricted Payments" above (and in such case, except to the extent includable pursuant to clause (i) above), the Net Income (if positive) of any other Person accrued prior to the date it becomes a Subsidiary of the Referenced Person or is merged into or consolidated with the Referenced Person or any of its Subsidiaries or all or substantially all the Property of such other Person is acquired by the Referenced Person or any of its Subsidiaries,
(iii) the Net Income (if positive) of any Subsidiary of the Referenced Person to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary to such Person or to any other Subsidiary of such Net Income is not at the time permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary, (iv) any gains or losses (on an after-tax basis) attributable to Asset Sales (except, solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to the provision described in clause (c) of the first paragraph of "Limitation on Restricted Payments" above, any gains or losses of the Company and any of its Restricted Subsidiaries from Asset Sales of Capital Stock of Unrestricted Subsidiaries), (v) the cumulative effect of a change in accounting principles and (vi) any amounts paid or accrued as dividends on Preferred Stock of any Subsidiary of the Referenced Person that is not held by the Referenced Person or another Subsidiary thereof. When the "Referenced Person" is the Company, the foregoing references to "Subsidiaries" will be deemed to refer to "Restricted Subsidiaries."

     "Affiliate" of any Person is defined to mean any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling", "controlled by" and "under common control with") when used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. For the purpose of the covenant described under "Limitation on Transactions with Affiliates" above, the term "Affiliate" will be deemed to include only Kiewit, any entity owning beneficially 10% or more of the Voting Stock of the Company and their respective Affiliates other than the Restricted Subsidiaries and the Eligible Joint Ventures and the other equity investors in the Restricted Subsidiaries and the Eligible Joint Ventures (solely on account of their investments in the Restricted Subsidiaries and the Eligible Joint Ventures), and for such purpose such term also will be deemed to include the Unrestricted Subsidiaries.

     "Asset Acquisition" is defined to mean (i) an investment by the Company, any of its Subsidiaries or any Joint Venture in any other Person pursuant to which such Person will become a direct or indirect Subsidiary of the Company or a Joint Venture or will be merged into or consolidated with the Company, any of its Subsidiaries or any Joint Venture or (ii) an acquisition by the Company, any of its Subsidiaries or any Joint Venture of the Property of any Person other than the Company, any of its Subsidiaries or any Joint Venture that constitutes substantially all of an operating unit or business of such Person.

     "Asset Disposition" is defined to mean any sale, transfer, conveyance, lease or other disposition (including by way of merger, consolidation or sale-leaseback) by the Company, any of its Restricted Subsidiaries or any Eligible Joint Venture to any Person (other than to the Company, a Restricted Subsidiary of the Company or an Eligible Joint Venture and other than in the ordinary course of business) of any Property of the Company, any of its Restricted Subsidiaries or any Eligible Joint Venture other than any shares of Capital Stock of the Unrestricted Subsidiaries. Notwithstanding the foregoing to the contrary, the term "Asset Disposition" will include the sale, transfer, conveyance or other disposition of any shares of Capital Stock of any Unrestricted Subsidiary to the extent that the Company or any of its Restricted Subsidiaries or Eligible Joint Ventures made an Investment in such Unrestricted Subsidiary pursuant to clause (vii) of the definition of "Permitted Payment," and the Company will, and will cause each of its Restricted Subsidiaries and Eligible Joint Ventures to, apply pursuant to the covenant described under "Limitation on Dispositions" that portion of the Net Cash Proceeds from the sale, transfer, conveyance or other disposition of such Unrestricted Subsidiary that is equal to the portion of the total Investment in such Unrestricted Subsidiary that is represented by the Investment that was made pursuant to clause (vii) of the definition of "Permitted Payment." For purposes of this definition, any disposition in connection with directors' qualifying shares or investments by foreign nationals mandated by applicable law will not constitute an Asset Disposition. In addition, the term "Asset Disposition" will not include (i) any sale, transfer, conveyance, lease or other disposition of the Capital Stock or Property of Restricted Subsidiaries or Eligible Joint Ventures pursuant to the terms of any power sales agreements or steam sales agreements to which such Restricted Subsidiaries or such Eligible Joint Ventures are parties on the date of the original issuance of any series of the Debt Securities or pursuant to the terms of any power sales agreements or steam sales agreements, or other agreements or contracts that are related to the output or product of, or services rendered by, a Permitted Facility as to which such Restricted Subsidiary or such Eligible Joint Venture is the supplying party, to which such Restricted

Subsidiaries or such Eligible Joint Ventures become a party after such date if the Chief Executive Officer or Chief Financial Officer of the Company determines in good faith (evidenced by an Officers' Certificate) that such provisions are customary (or, in the absence of any industry custom, reasonably necessary) in order to effect such agreements and are reasonable in light of comparable transactions in the applicable jurisdiction, (ii) any sale, transfer, conveyance, lease or other disposition of Property governed by the covenant described under "Mergers, Consolidations and Sales of Assets" above,
(iii) any sale, transfer, conveyance, lease or other disposition of any Cash Equivalents, (iv) any transaction or series of related transactions consisting of the sale, transfer, conveyance, lease or other disposition of Capital Stock or Property with a fair market value aggregating less than $5 million and (v) any Permitted Payment or any Restricted Payment that is permitted to be made pursuant to the covenant described under "Limitation on Restricted Payments" above. The term "Asset Disposition" also will not include (i) the grant of or realization upon a Lien permitted under the covenant described under "Limitation on Liens" above or the exercise of remedies thereunder, (ii) a sale-leaseback transaction involving substantially all the Property constituting a Permitted Facility pursuant to which a Restricted Subsidiary of the Company or an Eligible Joint Venture sells the Permitted Facility to a Person in exchange for the assumption by that Person of the Debt financing the Permitted Facility and the Restricted Subsidiary or the Eligible Joint Venture leases the Permitted Facility from such Person, (iii) dispositions of Capital Stock, contract rights, development rights and resource data made in connection with the initial development of Permitted Facilities, or the formation or capitalization of Restricted Subsidiaries or Eligible Joint Ventures in respect of the initial development of Permitted Facilities, in respect of which only an insubstantial portion of the prospective Construction Financing that would be required to commence commercial operation has been funded or (iv) transactions determined in good faith by the Chief Financial Officer, as evidenced by an Officers' Certificate, made in order to enhance the repatriation of Net Cash Proceeds for a Foreign Asset Disposition or in order to increase the after-tax proceeds thereof available for immediate distribution to the Company. Any Asset Disposition that results from the bona fide exercise by any governmental authority of its claimed or actual power of eminent domain need not comply with the provisions of clauses (i) and (ii) of the covenant described under "Limitation on Dispositions" above. Any Asset Disposition that results from a casualty loss need not comply with the provisions of clause (i) of the covenant described under "Limitation on Dispositions" above.

     "Asset Sale" is defined to mean the sale or other disposition by the Company, any of its Subsidiaries or any Joint Venture (other than to the Company, another Subsidiary of the Company or another Joint Venture) of (i) all or substantially all of the Capital Stock of any Subsidiary of the Company or any Joint Venture or (ii) all or substantially all of the Property that constitutes an operating unit or business of the Company, any of its Subsidiaries or any Joint Venture.

     "Attributable Value" means, as to a Capitalized Lease Obligation under which any Person is at the time liable and at any date as of which the amount thereof is to be determined, the capitalized amount thereof that would appear on the face of a balance sheet of such Person in accordance with GAAP.

     "Average Life" is defined to mean, at any date of determination with respect to any Debt security or Preferred Stock, the quotient obtained by dividing (i) the sum of the product of (A) the number of years from such date of determination to the dates of each successive scheduled principal or involuntary liquidation value payment of such Debt security or Preferred Stock, respectively, multiplied by (B) the amount of such principal or involuntary liquidation value payment by (ii) the sum of all such principal or involuntary liquidation value payments.

     "Board of Directors" is defined to mean either the Board of Directors of the Company or any duly authorized committee of such Board.

     "Business Day" is defined to mean a day that, in the city (or in any of the cities, if more than one) where amounts are payable in respect of the Debt Securities, is neither a legal holiday nor a day on which banking institutions are authorized or required by law, regulation or executive order to close.

     "Capital Stock" is defined to mean, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in, or interests (however designated) in, the equity of such Person that is outstanding or issued on or after the date of Indenture, including, without limitation, all Common Stock and Preferred Stock and partnership and joint venture interests in such Person.

     "Capitalized Lease" is defined to mean, as applied to any Person, any lease of any Property of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person, and "Capitalized Lease Obligation" means the rental obligations, as aforesaid, under such lease.

     "Cash Equivalent" is defined to mean any of the following: (i) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof), (ii) time deposits and certificates of deposit of any commercial bank organized in the United States having capital and surplus in excess of $500,000,000 or any commercial bank organized under the laws of any other country having total assets in excess of $500,000,000 with a maturity date not more than two years from the date of acquisition, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses
(i) or (v) that was entered into with any bank meeting the qualifications set forth in clause (ii) or another financial institution of national reputation,
(iv) direct obligations issued by any state or other jurisdiction of the United States of America or any other country or any political subdivision or public instrumentality thereof maturing, or subject to tender at the option of the holder thereof, within 90 days after the date of acquisition thereof and, at the time of acquisition, having a rating of A from Standard & Poor's Corporation ("S&P") or A-2 from Moody's Investors Service, Inc. ("Moody's") (or, if at any time neither S&P nor Moody's may be rating such obligations, then from another nationally recognized rating service acceptable to the Trustee), (v) commercial paper issued by (a) the parent corporation of any commercial bank organized in the United States having capital and surplus in excess of $500,000,000 or any commercial bank organized under the laws of any other country having total assets in excess of $500,000,000, and (b) others having one of the two highest ratings obtainable from either S&P or Moody's (or, if at any time neither S&P nor Moody's may be rating such obligations, then from another nationally recognized rating service acceptable to the Trustee) and in each case maturing within one year after the date of acquisition, (vi) overnight bank deposits and bankers' acceptances at any commercial bank organized in the United States having capital and surplus in excess of $500,000,000 or any commercial bank organized under the laws of any other country having total assets in excess of $500,000,000, (vii) deposits available for withdrawal on demand with any commercial bank organized in the United States having capital and surplus in excess of $500,000,000 or any commercial bank organized under the laws of any other country having total assets in excess of $500,000,000, (viii) investments in money market funds substantially all of whose assets comprise securities of the types described in clauses (i) through (vi) and (ix), and (ix) auction rate securities or money market preferred stock having one of the two highest ratings obtainable from either S&P or Moody's (or, if at any time neither S&P nor Moody's may be rating such obligations, then from another nationally recognized rating service acceptable to the Trustee).

     "Change of Control" is defined to mean the occurrence of one or more of the following events:

     (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than Kiewit, is or becomes the beneficial owner (as the term "beneficial owner" is defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company (for the purposes of this clause (i), any person will be deemed to beneficially own any Voting Stock of any corporation (the "specified corporation") held by any other corporation (the "parent corporation"), if such person "beneficially owns" (as so defined), directly or indirectly, more than 35% of the voting power of the Voting Stock of such parent corporation) and Kiewit "beneficially owns" (as so defined), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of the Company and does not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of the Company;

     (ii) during any one-year period, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors elected by such Board of Directors or nominated for election by the shareholders of the Company by a vote of at least a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office, unless a majority of such new directors were elected or appointed by Kiewit; or

     (iii) the Company or its Restricted Subsidiaries sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all the Property of the Company and the Restricted Subsidiaries taken as a whole;

     provided that with respect to the foregoing subparagraphs (i), (ii) and
(iii), a Change of Control will not be deemed to have occurred unless and until a Rating Decline has occurred as well.

     "Common Stock" is defined to mean with respect to any Person, Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

     "Company Refinancing Debt" is defined to mean Debt issued in exchange for, or the proceeds of which are used to refinance (including to purchase), outstanding Debt Securities or other Debt of the Company Incurred pursuant to clauses (i), (iv), and (vii) of "Limitation on Debt" and Debt Incurred pursuant to the first paragraph under "Limitation on Debt" in an amount (or, if such new Debt provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, with an original issue price) not to exceed the amount so exchanged or refinanced (plus accrued interest and all fees, premiums (in excess of the accreted value) and expenses related to such exchange or refinancing), for which purpose the amount so exchanged or refinanced will be deemed to equal the lesser of (x) the principal amount of the Debt so exchanged or refinanced and (y) if the Debt being exchanged or refinanced was issued with an original issue discount, the accreted value thereof (as determined in accordance with GAAP) at the time of such exchange or refinancing, provided that (A) such Debt will be subordinated in right of payment to the Senior Debt Securities in the case of the Senior Debt Indenture and the Subordinated Debt Securities in the case of the Subordinated Debt Indenture at least to the same extent, if any, as the Debt so exchanged or refinanced is subordinated to the Senior Debt Securities in the case of the Senior Debt Indenture and the Subordinated Debt Securities in the case of the Subordinated Debt Indenture, (B) such Debt win be Non-Recourse if the Debt so exchanged or refinanced is Non-Recourse, (C) the Average Life of the new Debt will be equal to or greater than the Average Life of the Debt to be exchanged or refinanced and (D) the final Stated Maturity of the new Debt will not be sooner than the earlier of the final Stated Maturity of the Debt to be exchanged or refinanced or six months after the final Stated Maturity of the Debt Securities, provided that if such new Debt refinances any series of the Debt Securities in part only, the final Stated Maturity of such new Debt must be at least six months after the final Stated Maturity of such series of Debt Securities.

     "Consolidated EBITDA" of any Person for any period is defined to mean the Adjusted Consolidated Net Income of such Person, plus, only to the extent deducted in computing Adjusted Consolidated Net Income and without duplication,
(i) income taxes, excluding income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or Asset Sales, all determined on a consolidated basis for such Person and its consolidated Subsidiaries in accordance with GAAP, (ii) Consolidated Fixed Charges, (iii) depreciation and amortization expense, all determined on a consolidated basis for such Person and its consolidated Subsidiaries in accordance with GAAP and
(iv) all other non-cash items reducing Adjusted Consolidated Net Income for such period, all determined on a consolidated basis for such Person and its consolidated Subsidiaries in accordance with GAAP, and less all non-cash items increasing Adjusted Consolidated Net Income during such period, provided that depreciation and amortization expense of any Subsidiary of such Person and any other non-cash item of any Subsidiary of such Person that reduces Adjusted Consolidated Net Income will be excluded (without duplication) in computing Consolidated EBITDA, except to the extent that the positive cash flow associated with such depreciation and amortization expense and other non-cash items is actually distributed in cash to such Person during such period, provided further that as applied to the Company, cash in respect of depreciation and amortization and other non-cash items of Restricted Subsidiaries and Eligible Joint Ventures may be deemed to have been distributed or paid to the Company to the extent that such cash (I) is or was under the exclusive dominion and control of such Restricted Subsidiary or such Eligible Joint Venture and is or was free and clear of the Lien of any other Person, (II) is or was immediately available for distribution and (III) could be or could have been repatriated to the United States by means that are both lawful and commercially reasonable, provided that the amount of the cash deemed by this sentence to have been distributed or paid will be reduced by the amount of tax that would have been payable with respect to the repatriation thereof, provided further that any cash that enables the recognition of depreciation and amortization and other non-cash items pursuant to this sentence may not be used to enable the recognition of depreciation and amortization and other non-cash items with respect to any prior or subsequent period, regardless of whether such cash is distributed to the Company, and provided further that the recognition of any depreciation and amortization and other non-cash items as a result of this sentence will be determined in good faith by the Chief Financial Officer, as evidenced by an Officers' Certificate that will set forth in reasonable detail the relevant facts and assumptions supporting such recognition. When the "Person" referred to above is the Company, the foregoing references to "Subsidiaries" will be deemed to refer to "Restricted Subsidiaries."

     "Consolidated Fixed Charges" of any Person is defined to mean, for any period, the aggregate of (i) Consolidated Interest Expense, (ii) the interest component of Capitalized Leases, determined on a consolidated basis for such Person and its consolidated Subsidiaries in accordance with GAAP, excluding any interest component of Capitalized Leases in respect of that portion of a Capitalized Lease Obligation of a Subsidiary that is Non-Recourse to such Person, and (iii) cash and non-cash dividends due (whether or not declared) on the Preferred Stock of any Subsidiary of such Person held by any Person other than such Person and any Redeemable Stock of such Person or any Subsidiary of such Person. When the "Person" referred to above is the Company, the foregoing references to "Subsidiaries" will be deemed to refer to "Restricted Subsidiaries."

     "Consolidated Interest Expense" of any Person is defined to mean, for any period, the aggregate interest expense in respect of Debt (including amortization of original issue discount and non-cash interest payments or accruals) of such Person and its consolidated Subsidiaries, determined on a consolidated basis in accordance with GAAP, including all commissions, discounts, other fees and charges owed with respect to letters of credit and bankers' acceptance financing and net costs associated with Interest Rate Protection Agreements and Currency Protection Agreements and any amounts paid during such period in respect of such interest expense, commissions, discounts, other fees and charges that have been capitalized, provided that Consolidated Interest Expense of the Company will not include any interest expense (including all commissions, discounts, other fees and charges owed with respect to letters of credit and bankers' acceptance financing and net costs associated with Interest Rate Protection Agreements or Currency Protection Agreements) in respect of that portion of any Debt that is Non-Recourse, and provided further that Consolidated Interest Expense of the Company in respect of a Guarantee by the Company of Debt of another Person will be equal to the commissions, discounts, other fees and charges that would be due with respect to a hypothetical letter of credit issued under a bank credit agreement that can be drawn by the beneficiary thereof in the amount of the Debt so guaranteed if (i) the Company is not actually making directly or indirectly interest payments on such Debt and (ii) GAAP does not require the Company on an unconsolidated basis to record such Debt as a liability of the Company. When the "Person" referred to above is the Company, the foregoing references to "Subsidiaries" will be deemed to refer to "Restricted Subsidiaries."

     "Construction Financing" is defined to mean the debt and/or equity financing provided (over and above the owners' equity investment) to permit the acquisition, development, design, engineering, procurement, construction and equipping of a Permitted Facility and to enable it to commence commercial operations, provided that Construction Financing may remain outstanding after the commencement of commercial operations of a Permitted Facility, without any increase in the amount of such financing, and such Construction Financing will not cease to be Construction Financing.

     "Currency Protection Agreement" is defined to mean, with respect to any Person, any foreign exchange contract, currency swap agreement or other similar agreement or arrangement intended to protect such Person against fluctuations in currency values to or under which such Person is a party or a beneficiary on the date of the Indenture or becomes a party or a beneficiary thereafter.

     "Debt" is defined to mean, with respect to any Person, at any date of determination (without duplication), (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit, bankers' acceptances, surety, bid, operating and performance bonds, performance guarantees or other similar instruments or obligations (or reimbursement obligations with respect thereto) (except, in each case, to the extent incurred in the ordinary course of business), (iv) all obligations of such Person to pay the deferred purchase price of property or services, except Trade Payables, (v) the Attributable Value of all obligations of such Person as lessee under Capitalized Leases,
(vi) all Debt of others secured by a Lien on any Property of such Person, whether or not such Debt is assumed by such Person, provided that, for purposes of determining the amount of any Debt of the type described in this clause, if recourse with respect to such Debt is limited to such Property, the amount of such Debt will be limited to the lesser of the fair market value of such Property or the amount of such Debt, (vii) all Debt of others Guaranteed by such Person to the extent such Debt is Guaranteed by such Person, (viii) all Redeemable Stock valued at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends and (ix) to the extent not otherwise included in this definition, all net obligations of such Person under Currency Protection Agreements and Interest Rate Protection Agreements.

     For purposes of determining any particular amount of Debt that is or would be outstanding, Guarantees of, or obligations with respect to letters of credit or similar instruments supporting (to the extent the foregoing constitutes
Debt), Debt otherwise included in the determination of such particular amount will not be included. For purposes of determining compliance with the Indenture, in the event that an item of Debt meets the criteria of more than one of the types of Debt described in the above clauses, the Company, in its sole discretion, will classify such item of Debt and only be required to include the amount and type of such Debt in one of such clauses.

     "Default Amount" is defined to mean the principal amount plus accrued interest.

     "Eligible Joint Venture" is defined to mean a Joint Venture (other than a Subsidiary) (i) that is or will be formed with respect to the construction, development, acquisition, servicing, ownership, operation or management of one or more Permitted Facilities and (ii) in which the Company and Kiewit together, directly or indirectly, own at least 50% of the Capital Stock therein (of which the Company must own at least half (in any event not less than 25% of the total outstanding Capital Stock)) and (iii) in respect of which the Company alone or in combination with Kiewit, directly or indirectly, (a) controls, by voting power, board or management committee membership, or through the provisions of any applicable partnership, shareholder or other similar agreement or under an operating, maintenance or management agreement or otherwise, the management and operation of the Joint Venture or any Permitted Facilities of the Joint Venture or (b) otherwise has significant influence over the management or operation of the Joint Venture or any Permitted Facility of the Joint Venture in all material respects (significant influence includes, without limitation, the right to control or veto any material act or decision) in connection with such management or operation. Any Joint Venture that is an Eligible Joint Venture pursuant to this definition because of the ownership of Capital Stock therein by Kiewit will cease to be an Eligible Joint Venture if (x) Kiewit disposes of any securities issued by the Company and, as a result of such disposition, Kiewit becomes the beneficial owner (as such term is defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) of less than 25% of the outstanding shares of Voting Stock of the Company or (y) (I) as a result of any action other than a disposition of securities by Kiewit, Kiewit becomes the beneficial owner of less than 25% of the outstanding shares of Voting Stock of the Company and (II) thereafter Kiewit disposes of any securities issued by the Company as a result of which the beneficial ownership by Kiewit of the outstanding Voting Stock of the Company is further reduced, provided that thereafter such Joint Venture may become an Eligible Joint Venture if Kiewit becomes the beneficial owner of at least 25% of the outstanding shares of Voting Stock of the Company and the other conditions set forth in this definition are fulfilled.

     "Fixed Charge Ratio" is defined to mean the ratio, on a pro forma basis, of (i) the aggregate amount of Consolidated EBITDA of any Person for the Reference Period immediately prior to the date of the transaction giving rise to the need to calculate the Fixed Charge Ratio (the "Transaction Date") to
(ii) the
aggregate Consolidated Fixed Charges of such Person during such Reference Period, provided that for purposes of such computation, in calculating Consolidated EBITDA and Consolidated Fixed Charges, (1) the Incurrence of the Debt giving rise to the need to calculate the Fixed Charge Ratio and the application of the proceeds therefrom (including the retirement or defeasance of Debt) will be assumed to have occurred on the first day of the Reference Period, (2) Asset Sales and Asset Acquisitions that occur during the Reference Period or subsequent to the Reference Period and prior to the Transaction Date (but including any Asset Acquisition to be made with the Debt Incurred pursuant to (1) above) and related retirement of Debt pursuant to an Offer (in the amount of the Excess Proceeds with respect to which such Offer has been made or would be made on the Transaction Date if the purchase of Debt Securities pursuant to such Offer has not occurred on or before the Transaction Date) will be assumed to have occurred on the first day of the Reference Period, (3) the Incurrence of any Debt during the Reference Period or subsequent to the Reference Period and prior to the Transaction Date and the application of the proceeds therefrom (including the retirement or defeasance of other Debt) will be assumed to have occurred on the first day of such Reference Period, (4) Consolidated Interest Expense attributable to any Debt (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate will be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period unless the obligor on such Debt is a party to an Interest Rate Protection Agreement (that will remain in effect for the twelve month period after the Transaction Date) that has the effect of fixing the interest rate on the date of computation, in which case such rate (whether higher or lower) will be used and (5) there will be excluded from Consolidated Fixed Charges any Consolidated Fixed Charges related to any amount of Debt that was outstanding during or subsequent to the Reference Period but is not outstanding on the Transaction Date, except for Consolidated Fixed Charges actually incurred with respect to Debt borrowed (as adjusted pursuant to clause (4)) (x) under a revolving credit or similar arrangement to the extent the commitment thereunder remains in effect on the Transaction Date or
(y) pursuant to the provision described in clause (iii) in the second paragraph of "Limitation on Debt" above. For the purpose of making this computation, Asset Sales and Asset Acquisitions that have been made by any Person that has become a Restricted Subsidiary of the Company or an Eligible Joint Venture or been merged with or into the Company or any Restricted Subsidiary of the Company or an Eligible Joint Venture during the Reference Period, or subsequent to the Reference Period and prior to the Transaction Date, will be calculated on a pro forma basis, as will be all the transactions contemplated by the calculations referred to in clauses (1) through (5) above with respect to the Persons or businesses that were the subject of such Asset Sales and Asset Dispositions, assuming such Asset Sales or Asset Acquisitions occurred on the first day of the Reference Period.

     "Foreign Asset Disposition" means an Asset Disposition in respect of the Capital Stock or Property of a Restricted Subsidiary of the Company or an Eligible Joint Venture to the extent that the proceeds of such Asset Disposition are received by a Person subject in respect of such proceeds to the tax laws of a jurisdiction other than the United States of America or any State thereof or the District of Columbia.

     "GAAP" is defined to mean generally accepted accounting principles in the U.S. as in effect as of the date of the Indenture, applied on a basis consistent with the principles, methods, procedures and practices employed in the preparation of the Company's audited financial statements, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession.

     "Guarantee" is defined to mean any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Debt of any other Person and, without limiting the generality of the foregoing, any Debt obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt of such other Person (whether arising by virtue of partnership arrangements (other than solely by reason of being a general partner of a partnership), or by agreement to keep-well, to purchase assets, goods, securities or services or to take-or-pay, or to maintain financial statement conditions or otherwise) or
(ii) entered into for purposes of assuring in any other manner the obligee of such Debt of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part), provided that the term "Guarantee" will not include endorsements for collection or deposit in the ordinary course of business or the grant of a Lien in connection with any Non-Recourse Debt. The term "Guarantee" used as a verb has a corresponding meaning.

     "Holder", "holder of Debt Securities" and other similar terms are defined to mean the registered holder of any Debt Security.

     "Incur" is defined to mean with respect to any Debt, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Debt, provided that neither the accrual of interest (whether such interest is payable in cash or kind) nor the accretion of original issue discount will be considered an Incurrence of Debt. The term "Incurrence" has a corresponding meaning.

     "Interest Rate Protection Agreement" is defined to mean, with respect to any Person, any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement intended to protect such Person against fluctuations in interest rates to or under which such Person or any of its Subsidiaries is a party or a beneficiary on the date of the Indenture or becomes a party or a beneficiary thereafter.

     "Investment" in a Person is defined to mean any investment in, loan or advance to, Guarantee on behalf of, directly or indirectly, or other transfer of assets to such Person (other than sales of products and services in the ordinary course of business).

     "Investment Grade" is defined to mean with respect to the Debt Securities,
(i) in the case of S&P, a rating of at least BBB-, (ii) in the case of Moody's, a rating of at least Baa3, and (iii) in the case of a Rating Agency other than S&P or Moody's, the equivalent rating, or in each case, any successor, replacement or equivalent definition as promulgated by S&P, Moody's or other Rating Agency as the case may be.

     "Joint Venture" is defined to mean a joint venture, partnership or other similar arrangement, whether in corporate, partnership or other legal form.

     "Kiewit" is defined to mean and include Kiewit Energy Company and any other Subsidiary of Peter Kiewit Sons', Inc., Kiewit Construction Group Inc. or Kiewit Diversified Group, Inc.

     "Lien" is defined to mean, with respect to any Property, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such Property, but will not include any partnership, joint venture, shareholder, voting trust or other similar governance agreement with respect to Capital Stock in a Subsidiary or Joint Venture. For purposes of the Indentures, the Company will be deemed to own subject to a Lien any Property that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such Property.

     "Net Cash Proceeds" from an Asset Disposition is defined to mean cash payments received (including any cash payments received by way of a payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received (including any cash received upon sale or disposition of any such note or receivable), excluding any other consideration received in the form of assumption by the acquiring Person of Debt or other obligations relating to the Property disposed of in such Asset Disposition or received in any form other than cash) therefrom, in each case, net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses of any kind (including consent and waiver fees and any applicable premiums, earn-out or working interest payments or payments in lieu or in termination thereof) incurred, (ii) all federal, state, provincial, foreign and local taxes and other governmental charges required to be accrued as a liability under GAAP (a) as a consequence of such Asset Disposition, (b) as a result of the repayment of any Debt in any jurisdiction other than the jurisdiction where the Property disposed of was located or (c) as a result of any repatriation of any proceeds of such Asset Disposition, (iii) a reasonable reserve for the after-tax cost of any indemnification payments (fixed and contingent) attributable to seller's indemnities to the purchaser undertaken by the Company, any of its Restricted Subsidiaries or any Eligible Joint Venture in connection with such Asset Disposition (but excluding any payments that by the terms of the indemnities will not, under any circumstances, be made during the term of the Debt Securities), (iv) all payments made on any Debt that is secured by such Property, in accordance with the terms of any Lien upon or with respect to such Property, or that must by its terms or by applicable law or in order to obtain a required consent or waiver be repaid out of the proceeds from or in connection with such Asset Disposition, and (v) all distributions and other payments made to holders of Capital Stock of Restricted Subsidiaries or Eligible Joint Ventures (other than the Company or its Restricted Subsidiaries) as a result of such Asset Disposition.

     "Net Income" of any Person for any period is defined to mean the net income (loss) of such Person for such period, determined in accordance with GAAP, except that extraordinary and non-recurring gains and losses as determined in accordance with GAAP will be excluded.

     "Net Worth" of any Person is defined to mean, as of any date, the aggregate of capital, surplus and retained earnings (including any cumulative currency translation adjustment) of such Person and its consolidated Subsidiaries as would be shown on a consolidated balance sheet of such Person and its consolidated Subsidiaries prepared as of such date in accordance with GAAP When the "Person" referred to above is the Company, the foregoing references to "Subsidiaries" will be deemed to refer to "Restricted Subsidiaries."

     "Non-Recourse", as applied to any Debt or any sale-leaseback, is defined to mean any project financing that is or was Incurred with respect to the development, acquisition, design, engineering, procurement, construction, operation, ownership, servicing or management of one or more Permitted Facilities in respect of which the Company or one or more Restricted Subsidiaries or Eligible Joint Ventures has a direct or indirect interest, provided that such financing is without recourse to the Company, any Restricted Subsidiary or any Eligible Joint Venture other than any Restricted Subsidiary or any Eligible Joint Venture that does not own any Property other than one or more of such Permitted Facilities or a direct or indirect interest therein, provided further that such financing may be secured by a Lien on only (i) the Property that constitutes such Permitted Facilities, (ii) the income from and proceeds of such Permitted Facilities, (iii) the Capital Stock of, and other Investments in, any Restricted Subsidiary or Eligible Joint Venture that owns the Property that constitutes any such Permitted Facility, and (iv) the Capital Stock of, and other Investments in, any Restricted Subsidiary or Eligible Joint Venture obligated with respect to such financing and of any Subsidiary or Joint Venture (that is a Restricted Subsidiary or an Eligible Joint Venture) of such Person that owns a direct or indirect interest in any such Permitted Facility, and provided further that an increase in the amount of Debt with respect to one or more Permitted Facilities pursuant to the financing provided pursuant to the terms of this definition (except for the first refinancing of Construction Financing) may not be Incurred to fund or enable the funding of any dividend or other distribution in respect of Capital Stock. The fact that a portion of financing with respect to a Permitted Facility is not Non-Recourse will not prevent other portions of the financing with respect to such Permitted Facility from constituting Non-Recourse Debt if the foregoing requirements of this definition are fulfilled with respect to such other portions.

     "Officers' Certificate" is defined to mean a certificate signed by the Chairman of the Board of Directors, the Chief Executive Officer or any Vice President and by the Chief Financial Officer, the Treasurer, an Assistant Treasurer, the Controller, the Assistant Controller, the Secretary or any Assistant Secretary of the Company and delivered to the Trustee. Each such certificate will comply with Section 314 of the Trust Indenture Act and include the statements provided for in the Indenture if and to the extent required thereby.

     "Opinion of Counsel" is defined to mean an opinion in writing signed by legal counsel who may be an employee of or counsel to the Company or who may be other counsel satisfactory to the Trustee. Each such opinion will comply with
Section 314 of the Trust Indenture Act and include the statements provided for in the Indenture, if and to the extent required thereby.

     "Permitted Facility" is defined to mean (i) an electric power or thermal energy generation or cogeneration facility or related facilities (including residual waste management and facilities that use thermal energy from a cogeneration facility), and its or their related electric power transmission, fuel supply and fuel transportation facilities, together with its or their related power supply, thermal energy and fuel contracts and other facilities, services or goods that are ancillary, incidental, necessary or reasonably related to the marketing, development, construction, management, servicing, ownership or operation of the foregoing, owned by a utility or otherwise, as well as other contractual arrangements with customers, suppliers and contractors or (ii) any infrastructure facilities related to (A) the treatment of water for municipal and other uses, (B) the treatment and/or management of waste water, (C) the treatment, management and/or remediation of waste, pollution and/or potential pollutants and (D) any other process or environmental purpose.

     "Permitted Facilities Debt" is defined to mean any Debt that is or was Incurred with respect to the direct or indirect development, acquisition, design, engineering, procurement, construction, operation, ownership, servicing or management of one or more Permitted Facilities (x) currently in development by the Company (directly or indirectly) or which are hereafter acquired or developed by the Company (directly or indirectly) and (y) in which the Company or one or more Restricted Subsidiaries or Eligible Joint Ventures has a direct or indirect interest.

     "Permitted Funding Company Loans" is defined to mean (a) Debt of a Restricted Subsidiary, all the Capital Stock of which is owned, directly or indirectly, by the Company and that (x) does not own any direct or indirect interest in a Permitted Facility and (y) is not directly or indirectly obligated on any Debt owed to any Person other than the Company, a Restricted Subsidiary or an Eligible Joint Venture (a "Funding Company"), owed to a Restricted Subsidiary or an Eligible Joint Venture that is not directly or indirectly obligated on any Debt owed to any Person other than the Company, a Restricted Subsidiary or an Eligible Joint Venture (except to the extent that it has pledged the Capital Stock of its Subsidiaries and Joint Ventures to secure Non-Recourse Debt) (a "Holding Company"), provided that such Debt (i) does not require that interest be paid in cash at any time sooner than six months after the final Stated Maturity of any series of Debt Securities, (ii) does not require any payment of principal at any time sooner than six months after the final Stated Maturity of any series of Debt Securities, (iii) is subordinated in right of payment to all other Debt of such Restricted Subsidiary other than Debt Incurred pursuant to clause (vii) of the covenant described under "Limitation on Subsidiary Debt," all of which will be pari passu and (iv) is evidenced by a subordinated note in the form attached to the Indenture, and (b) Debt of a Holding Company to a Funding Company.

     "Permitted Investment" is defined to mean any Investment that is made directly or indirectly by the Company and its Restricted Subsidiaries in (i) a Restricted Subsidiary or Eligible Joint Venture (excluding for the purpose of this clause (i) any Construction Financing) that, directly or indirectly, is or will be engaged in the construction, development, acquisition, operation, servicing, ownership or management of a Permitted Facility or in any other Person as a result of which such other Person becomes such a Restricted Subsidiary or an Eligible Joint Venture, provided that at the time that any of the foregoing Investments is proposed to be made, no Event of Default or event that, after giving notice or lapse of time or both, would become an Event of Default, will have occurred and be continuing, (ii) Construction Financing provided by the Company (A) to any of its Restricted Subsidiaries (other than an Eligible Joint Venture) up to 100% of the Construction Financing required by such Restricted Subsidiary and (B) to any Eligible Joint Venture a portion of the Construction Financing required by such Eligible Joint Venture that does not exceed the ratio of the Capital Stock in such Eligible Joint Venture that is owned directly or indirectly by the Company to the total amount of the Capital Stock in such Eligible Joint Venture that is owned directly and indirectly by the Company and Kiewit together (provided that the Company may provide such Construction Financing to such Eligible Joint Venture only if Kiewit provides the balance of such Construction Financing or otherwise causes it to be provided), if, in either case, (x) the aggregate proceeds of all the Construction Financing provided is not more than 85% of the sum of the aggregate proceeds of all the Construction Financing and the aggregate owners' equity investment in such Restricted Subsidiary or such Eligible Joint Venture, as the case may be, (y) the Company receives a pledge or assignment of all the Capital Stock of such Restricted Subsidiary or such Eligible Joint Venture, as the case may be, that is owned by a non-governmental Person (other than the Company, its Subsidiaries or the Eligible Joint Ventures) that is permitted to be pledged for such purpose under applicable law and (z) neither the Company nor Kiewit reduces its beneficial ownership in such Restricted Subsidiary or such Eligible Joint Venture, as the case may be, prior to the repayment in full of the Company's portion of the Construction Financing, (iii) any Cash Equivalents, (iv) prepaid expenses, negotiable instruments held for collection and lease, utility and workers' compensation, performance and other similar deposits in the ordinary course of business consistent with past practice, (v) loans and advances to employees made in the ordinary course of business and consistent with past practice, (vi) Debt incurred pursuant to Currency Protection Agreements and Interest Rate Protection Agreements as otherwise permitted by the Indenture,
(vii) bonds, notes, debentures or other debt securities and instruments received as a result of Asset Dispositions to the extent permitted by the covenants described under "Limitation on Dispositions" above and "Limitation on Business" above, (viii) any Lien permitted under the provisions described under "Limitation on Liens" above, (ix) bank deposits and other Investments (to the extent they do not constitute Cash Equivalents) required by lenders in connection with any Non-Recourse Debt, provided that the Chief Executive Officer or the Chief Financial Officer of the Company determines in good faith, as evidenced by an Officers' Certificate, that such bank deposits or Investments are required to effect such financings and are not materially more restrictive, taken as a whole, than comparable requirements, if any, in comparable financings in the applicable jurisdiction or (x) any Person to the extent made with Capital Stock (other than Redeemable Stock) of the Company (whether by way of purchase, merger, consolidation or otherwise) to the extent permitted by the covenants described under "Limitation on Business" above.

     "Permitted Joint Venture" is defined to mean a Joint Venture (i) that is or will be formed with respect to the construction, development, acquisition, servicing, ownership, operation or management of one or more Permitted Facilities and (ii) in which (A) the Company or (B) the Company and Kiewit together, directly or indirectly, own at least 70% of the Capital Stock therein (of which the Company must own at least half (in any event not less than 35% of the total outstanding Capital Stock)), provided that if applicable non-U.S. law restricts the amount of Capital Stock that the Company may own, the Company must own at least 70% of the amount of Capital Stock that it may own pursuant to such law, which in any event must be not less than 35% of the total outstanding Capital Stock therein and (iii) in respect of which the Company alone or in combination with Kiewit, directly or indirectly, (a) controls, by voting power, board or management committee membership, or through the provisions of any applicable partnership, shareholder or other similar agreement or under an operating, maintenance or management agreement or otherwise, the management and operation of the Joint Venture or any Permitted Facilities of the Joint Venture or (b) otherwise has significant influence over the management or operation of the Joint Venture or any Permitted Facility of the Joint Venture in all material respects (significant influence includes, without limitations, the right to control or veto any material act or decision) in connection with such management or operation. Any Joint Venture that is a Permitted Joint Venture pursuant to this definition because of the ownership of Capital Stock therein by Kiewit will cease to be a Permitted Joint Venture if
(x) Kiewit disposes of any securities issued by the Company and, as a result of such disposition, Kiewit becomes the beneficial owner (as such term is defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) of less than 25% of the outstanding shares of Voting Stock of the Company or (y) (I) as a result of any action other than a disposition of securities by Kiewit, Kiewit becomes the beneficial owner of less than 25% of the outstanding shares of Voting Stock of the Company and (II) thereafter Kiewit disposes of any securities issued by the Company as a result of which the beneficial ownership by Kiewit of the outstanding Voting Stock of the Company is further reduced, provided that thereafter such Joint Venture may become a Permitted Joint Venture if Kiewit becomes the beneficial owner of at least 25% of the outstanding shares of Voting Stock of the Company and the other conditions set forth in this definition are fulfilled.

     "Permitted Payments" is defined to mean, with respect to the Company, any of its Restricted Subsidiaries or any Eligible Joint Venture, (i) any dividend on shares of Capital Stock of the Company payable (or to the extent paid) solely in Capital Stock (other than Redeemable Stock) or in options, warrants or other rights to purchase Capital Stock (other than Redeemable Stock) of the Company and any distribution of Capital Stock (other than Redeemable Capital Stock) of the Company in respect of the exercise of any right to convert or exchange any instrument (whether Debt or equity and including Redeemable Capital Stock) into Capital Stock (other than Redeemable Capital Stock) of the Company,

(ii) the purchase or other acquisition or retirement for value of any shares of the Company's Capital Stock, or any option, warrant or other right to purchase shares of the Company's Capital Stock with additional shares of, or out of the proceeds of a substantially contemporaneous issuance of, Capital Stock other than Redeemable Stock, (iii) any defeasance, redemption, purchase or other acquisition for value of any Debt that by its terms ranks subordinate in right of payment to the Debt Securities with the proceeds from the issuance of (x) Debt that is subordinate to the Debt Securities at least to the extent and in the manner as the Debt to be defeased, redeemed, purchased or otherwise acquired is subordinate in right of payment to the Debt Securities, provided that such subordinated Debt provides for no mandatory payments of principal by way of sinking fund, mandatory redemption or otherwise (including defeasance) by the Company (including, without limitation at the option of the holder thereof other than an option given to a holder pursuant to a "change of control" or an "asset disposition" covenant that is no more favorable to the holders of such Debt than comparable covenants for the Debt being defeased, redeemed, purchased or acquired or, if none, the covenants described under "Limitation on Dispositions" and "Purchase of Debt Securities Upon a Change of Control" above and such Debt is not in an amount (net of any original issue discount) greater than, any Stated Maturity of the Debt being replaced and the proceeds of such subordinated Debt are utilized for such purpose within 45 days of issuance or (y) Capital Stock (other than Redeemable Stock), (iv) Restricted Payments in an amount not to exceed $75 million in the aggregate provided that no payment may be made pursuant to this clause (iv) if an Event of Default, or an event that, after giving notice or lapse of time or both, would become an Event of Default, has occurred and is continuing, (v) any payment or Investment required by applicable law in order to conduct business operations in the ordinary course, (vi) a Permitted Investment and (vii) Investments in Unrestricted Subsidiaries and other Persons that are not Restricted Subsidiaries or Eligible Joint Ventures in an amount not to exceed $100 million in the aggregate, provided that no payment or Investment may be made pursuant to this clause (vii) if an Event of Default, or an event that, after giving notice or lapse of time or both, would become an Event of Default, has occurred and is continuing. Notwithstanding the foregoing, the amount of Investments that may be made pursuant to clauses (iv) or (vii), as the case may be, may be increased by the net reduction in Investments of the type made previously pursuant to clauses (iv) or (vii), as the case may be, that result from payments of interest on Debt, dividends, or repayment of loans or advances, the proceeds of the sale or disposition of the Investment or other return of the amount of the original Investment to the Company, the Restricted Subsidiary or the Eligible Joint Venture that made the original Investment from the Person in which such Investment was made or any distribution or payment of such Investment to the extent that such distribution or payment constituted either a Restricted Payment or a Permitted Payment, provided that (x) the aggregate amount of such payments will not exceed the amount of the original Investment by the Company, such Restricted Subsidiary or Eligible Joint Venture that reduced the amount available pursuant to clause (iv) or clause (vii), as the case may be, for making Restricted Payments and (y) such payments may be added pursuant to this proviso only to the extent such payments are not included in the calculation of Adjusted Consolidated Net Income.

     "Permitted Working Capital Facilities" is defined to mean one or more loan or credit agreements providing for the extension of credit to the Company for the Company's working capital purposes, which credit agreements will be ranked pari passu with or subordinate to the Debt Securities in right of payment and may be secured or unsecured.

     "Person" is defined to mean an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

     "Preferred Stock" is defined to mean, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) or preferred or preference stock of such Person that is outstanding or issued on or after the date of original issuance of any series of Debt Securities.

     "Property" of any Person is defined to mean all types of real, personal, tangible or mixed property owned by such Person whether or not included in the most recent consolidated balance sheet of such Person under GAAP.

     "Purchase Money Debt" means Debt representing, or Incurred to finance, the cost of acquiring any Property, provided that (i) any Lien securing such Debt does not extend to or cover any other Property other than the Property being acquired and (ii) such Debt is Incurred, and any Lien with respect thereto is granted, within 18 months of the acquisition of such Property.

     "Rating Agencies" is defined to mean (i) S&P and (ii) Moody's or (iii) if S&P or Moody's or both do not make a rating of the Debt Securities publicly available, a nationally recognized securities rating agency or agencies, as the case may be, selected by the Company, which will be substituted for S&P, Moody's or both, as the case may be.

     "Rating Category" is defined to mean (i) with respect to S&P, any of the following categories: BB, B, CCC, CC, C and D (or equivalent successor categories), (ii) with respect to Moody's, any of the following categories: Ba, B, Caa, Ca, C and D (or equivalent successor categories) and (iii) the equivalent of any such category of S&P or Moody's used by another Rating Agency. In determining whether the rating of the Debt Securities has decreased by one or more gradations, gradations within Rating Categories (+ and - for S&P, 1, 2 and 3 for Moody's or the equivalent gradations for another Rating Agency) will be taken into account (e.g., with respect to S&P, a decline in a rating from BB+ to BB, as well as from BB- to B+, will constitute a decrease of one gradation).

     "Rating Decline" is defined to mean the occurrence of the following on, or within 90 days after, the earlier of (i) the occurrence of a Change of Control and (ii) the date of public notice of the occurrence of a Change of Control or of the public notice of the intention of the Company to effect a Change of Control (the "Rating Date") which period will be extended so long as the rating of the Debt Securities is under publicly announced consideration for possible downgrading by any of the Rating Agencies: (a) in the event that any series of the Debt Securities are rated by either Rating Agency on the Rating Date as Investment Grade, the rating of such Debt Securities by both such Rating Agencies will be reduced below Investment Grade, or (b) in the event the Debt Securities are rated below Investment Grade by both such Rating Agencies on the Rating Date, the rating of such Debt Securities by either Rating Agency will be decreased by one or more gradations (including gradations within Rating Categories as well as between Rating Categories).

     "Redeemable Stock" is defined to mean any class or series of Capital Stock of any Person that by its terms or otherwise is (i) required to be redeemed prior to the Stated Maturity of any series of the Debt Securities, (ii) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of any series of Debt Securities or
(iii) convertible into or exchangeable for Capital Stock referred to in clause
(i) or (ii) above or Debt having a scheduled maturity prior to the Stated Maturity of any series of Debt Securities, provided that any Capital Stock that would not constitute Redeemable Stock but for provisions thereof giving holders thereof the right to require the Company to purchase or redeem such Capital Stock upon the occurrence of an "asset sale" or a "change of control" occurring prior to the Stated Maturity of any series of Debt Securities will not constitute Redeemable Stock if the "asset sale" or "change of control" provision applicable to such Capital Stock is no more favorable to the holders of such Capital Stock than the provisions contained in the covenants described under "Limitation on Dispositions" and "Purchase of Debt Securities Upon a Change of Control" above and such Capital Stock specifically provides that the Company will not purchase or redeem any such Capital Stock pursuant to such covenants prior to the Company's purchase of Debt Securities required to be purchased by the Company under the covenants described under "Limitation on Dispositions" and "Purchase of Debt Securities Upon a Change of Control" above.


     "Reference Period" is defined to mean the four most recently completed fiscal quarters for which financial information is available preceding the date of a transaction giving rise to the need to make a financial calculation.

     "Restricted Payment" is defined to mean (i) any dividend or other distribution on any shares of the Company's Capital Stock, provided that a dividend or other distribution consisting of the Capital Stock of an Unrestricted Subsidiary will not constitute a Restricted Payment except to the extent of the portion thereof that is equal to the portion of the total Investment in such Unrestricted Subsidiary that is represented by the Investment that was made pursuant to clause (vii) of the definition of "Permitted

Payment," (ii) any payment on account of the purchase, redemption, retirement or acquisition for value of the Company's Capital Stock, (iii) any defeasance, redemption, purchase or other acquisition or retirement for value prior to the scheduled maturity of any Debt ranked subordinate in right of payment to the Senior Debt Securities in the case of the Senior Debt Indenture and the Subordinated Debt Securities other than repayment of Debt of the Company to a Restricted Subsidiary or an Eligible Joint Venture, (iv) any Investment made in a Person (other than the Company or any Restricted Subsidiary or any Eligible Joint Venture) and (v) designating a Restricted Subsidiary as an Unrestricted Subsidiary (the Restricted Payment made upon such a designation to be determined as the fair market value of the Capital Stock of such Restricted Subsidiary owned directly or indirectly by the Company at the time of the designation). Notwithstanding the foregoing, "Restricted Payment" will not include any Permitted Payment, except that any payment made pursuant to clauses
(iv) and (v) of the definition of "Permitted Payment" will be counted in the calculation set forth in clause (c) of the covenant described under "Limitation on Restricted Payments."

     "Restricted Subsidiary" is defined to mean any Subsidiary of the Company that is not an Unrestricted Subsidiary.

     "Senior Debt" is defined to mean the principal of and interest on all Debt of the Company whether created, Incurred or assumed before, on or after the date of original issuance of any series of Debt Securities (other than the Debt Securities), provided that Senior Debt will not include (i) Debt that, when Incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, was without recourse to the Company, (ii) Debt of the Company to any Affiliate and (iii) any Debt of the Company that, by the terms of the instrument creating or evidencing the same, is specifically designated as being junior in right of payment to the Debt Securities or any other Debt of the Company.

     "Significant Subsidiary" is defined to mean a Restricted Subsidiary that is a "significant subsidiary" as defined in Rule 1-02(v) of Regulation S-X under the Securities Act and the Exchange Act.

     "Stated Maturity" is defined to mean, with respect to any debt security or any installment of interest thereon, the date specified in such debt security as the fixed date on which any principal of such debt security or any such installment of interest is due and payable.

     "Subsidiary" is defined to mean, with respect to any Person including, without limitation, the Company and its Subsidiaries, (i) any corporation or other entity of which such Person owns, directly or indirectly, a majority of the Capital Stock or other ownership interests and has ordinary voting power to elect a majority of the board of directors or other persons performing similar functions, and (ii) with respect to the Company and, as appropriate, its Subsidiaries, any Permitted Joint Venture, including, without limitation, Coso Land Company Joint Venture, Coso Finance Partners, Coso Energy Developers and Coso Power Developers, provided that in respect of any Subsidiary that is not a Permitted Joint Venture, the Company must exercise control over such Subsidiary and its Property to the same extent as a Permitted Joint Venture.

     "Subsidiary Refinancing Debt" is defined to mean Debt issued in exchange for, or the proceeds of which are used to refinance (including to purchase), outstanding Debt of a Restricted Subsidiary or an Eligible Joint Venture, including, without limitation, Construction Financing, in amount (or, if such new Debt provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, with an original issue price) not to exceed the amount so exchanged or refinanced (plus accrued interest or dividends and all fees, premiums (in excess of accreted value) and expenses related to such exchange or refinancing), for which purpose the amount so exchanged or refinanced will not exceed, in the case of Debt, the lesser of
(x) the principal amount of the Debt so exchanged or refinanced and (y) if the Debt being exchanged or refinanced was issued with an original issue discount, the accreted value thereof (as determined in accordance with GAAP) at the time of such exchange or refinancing, and, in the case of an equity investment made in lieu of or as part of Construction Financing, Debt, in an amount not to exceed the capital and surplus shown on the balance sheet of such Restricted Subsidiary or Eligible Joint Venture, provided that (A) such Debt will be Non-Recourse if the Debt so exchanged or refinanced is Non-Recourse and (B) the Average Life of the new Debt will be equal to or greater than the Average Life of the Debt to be exchanged or refinanced, provided further that upon the first refinancing of any Construction Financing of a Restricted Subsidiary or an Eligible Joint Venture, (i) the amount of the Subsidiary Refinancing Debt issued in exchange for or to refinance such Construction Financing will not be limited by this provision and (ii) the Subsidiary Refinancing Debt issued in exchange for or to refinance such Construction Financing will not be subject to the provisions of the foregoing clause (B) of this provision.

     "Trade Payables" is defined to mean, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors Incurred, created, assumed or Guaranteed by such Person or any of its Subsidiaries or Joint Ventures arising in the ordinary course of business.

     "Unrestricted Subsidiary" is defined to mean any Subsidiary of the Company that becomes an Unrestricted Subsidiary in accordance with the requirements set forth in the next sentence. The Company may designate any Restricted Subsidiary as an Unrestricted Subsidiary if (a) such designation is in compliance with the first paragraph of the covenant described under "Limitation on Restricted Payments" above and (b) after giving effect to such designation, such Subsidiary does not own, directly or indirectly, a majority of the Capital Stock or the Voting Stock of any other Restricted Subsidiary unless such other Restricted Subsidiary is designated as an Unrestricted Subsidiary at the same time. Any such designation will be effected by filing with the Trustee an Officers' Certificate certifying that such designation complies with the requirements of the immediately preceding sentence. No Debt or other obligation of an Unrestricted Subsidiary may be with recourse to the Company, any of its Restricted Subsidiaries, any Eligible Joint Venture or any of their respective Property except to the extent otherwise permitted by the provisions of the Indenture. An Unrestricted Subsidiary may be designated as a Restricted Subsidiary if (i) all the Debt of such Unrestricted Subsidiary could be Incurred under the provision described under "Limitation on Subsidiary Debt" above or (ii) any portion of such Debt could not be Incurred under such provision, if the Company could borrow all such remaining Debt under the provision described in the first paragraph under "Limitation on Debt" above.

     "U.S. Government Obligations" is defined to mean securities that are (i) direct obligations of the U.S. for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the U.S., the payment of which is unconditionally guaranteed as a full faith and credit obligation by the U.S., that, in either case are not callable or redeemable at the option of the issuer thereof, and will also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligations or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt.

     "Voting Stock" is defined to mean, with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors (or persons fulfilling similar responsibilities) of such Person.

     As more fully described in the Prospectus Supplement, each of the Indentures also provides for defeasance of certain covenants.

CERTIFICATED SECURITIES

     Except as may be set forth in a Prospectus Supplement, Debt Securities will not be issued in certificated form. If, however, Debt Securities of any series are to be issued in certificated form, no service charge will be made for any transfer or exchange of any such Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

BOOK-ENTRY SYSTEM

     If so specified in any accompanying Prospectus Supplement relating to Debt Securities of any series, Debt Securities of or within such series may be issued under a book-entry system in the form of one or more global securities (each, a "Global Security"). Each Global Security will be deposited with, or on behalf of, a depositary, which, unless otherwise specified in the accompanying Prospectus Supplement, will be The Depository Trust Company, New York, New York (the "Depositary"). The Global Securities will be registered in the name of the Depositary or its nominee.

     The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the SEC.

     Purchases of the Offered Securities under the Depositary system must be made by or through Direct Participants, which will receive a credit for the Securities on the Depositary's records. The ownership interest of each actual purchaser of each Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Securities, except in the event that use of the book-entry system for the Securities is discontinued.


     To facilitate subsequent transfers, all Securities deposited by Participants with the Depositary are registered in the name of the Depositary's partnership nominee, Cede & Co. The deposit of Securities with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Securities; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither the Depositary nor Cede & Co. will consent or vote with respect to the Securities. Under its usual procedures, the Depositary mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Principal and interest payments on the Securities will be made to the Depositary. The Depositary's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of the Depositary, agent, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.


     The Depositary may discontinue providing its services as securities depository with respect to the Securities at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depository is not obtained, Security certificates are required to be printed and delivered. The Company may decide to discontinue use of the system of book-entry transfers through the Depositary (or a success securities depository). In that event, Security certificates will be printed and delivered.


     The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.


     A Global Security of any series may not be transferred except as a whole by the Depositary to a nominee or successor of the Depositary or by a nominee of the Depositary to another nominee of the Depositary. A Global Security representing all but not part of an offering of Offered Debt Securities hereby is exchangeable for Debt Securities in definitive form of like tenor and terms if (i) the Depositary notified the Company that it is unwilling or unable to continue as depositary for such Global Security or if at any time the Depositary is no longer eligible to be or in good standing as a clearing agency registered under the Exchange Act, and in either case, a successor depositary is not appointed by the Company within 90 days of receipt by the Company of such notice or of the Company becoming aware of such ineligibility, or (ii) the Company in its sole discretion at any time determines not to have all of the Debt Securities represented in an offering of Offered Debt Securities by a Global Security and notifies the Trustee thereof. A Global Security exchangeable pursuant to the preceding sentence shall be exchangeable for Debt Securities registered in such names and in such authorized denominations as the Depositary of such Global Security shall direct.

                             PLAN OF DISTRIBUTION


     The Company may sell the Offered Securities in any of the following ways (or in any combination thereof): (i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser; or (iii) through agents. The Prospectus Supplement with respect to any Offered Securities will set forth the terms of the offering of such Offered Securities, including the name or names of any underwriters, dealers or agents and the respective amounts of such Offered Securities underwritten or purchased by each of them, the initial public offering price of such Offered Securities and the proceeds to the Company from such sale, any discounts, commissions or other items constituting compensation from the Company and any discounts, commissions or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Offered Securities may be listed.


     If underwriters are used in the sale of any Offered Securities, such Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Such Offered Securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters.


     Offered Securities may be sold directly by the Company or through agents designated by the Company from time to time. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.


     If so indicated in the Prospectus Supplement, the Company will authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase Offered Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement.


     Agents, dealers and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS


     Certain legal matters (including the validity of the Securities) will be passed upon for the Company by Steven A. McArthur, Senior Vice President and General Counsel of the Company and by Willkie Farr & Gallagher. As of August 31, 1998, Mr. McArthur beneficially owned approximately 200,000 shares of Common Stock.


                                    EXPERTS


     The consolidated financial statements and financial statement schedules of the Company and its subsidiaries incorporated by reference in this Registration Statement by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


     With respect to the Company's unaudited interim financial information for the periods ended March 31, 1998 and 1997 and June 30, 1998 and 1997, incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998, and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

--------------------------------------------------------------------------------

       NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                   ----------------------------------------

                               TABLE OF CONTENTS


                                                PAGE
                  PROSPECTUS SUPPLEMENT
Summary ....................................     S-1
Use of Proceeds ............................    S-14
Capitalization .............................    S-15
Selected Consolidated Financial and
   Operating Data ..........................    S-16
Selected Pro Forma Financial Data ..........    S-19
The Business of the Company ................    S-20
Description of the Securities ..............    S-29
Underwriting ...............................    S-32
Legal Matters ..............................    S-33
Experts ....................................    S-33
Index to Financial Statements ..............     F-1
Index to Pro Forma Financial Data ..........     P-1

                         PROSPECTUS
Available Information ......................       2
Incorporation of Certain Documents by
   Reference ...............................       3
Risk Factors ...............................       4
The Company ................................      11
Ratio of Earnings to Fixed Charges .........      12
Use of Proceeds ............................      12
Description of Capital Stock ...............      13
Description of Preferred Stock .............      15
Description of Debt Securities .............      20
Plan of Distribution .......................      53
Legal Matters ..............................      54
Experts ....................................      54

                                $1,400,000,000



                            CALENERGY COMPANY, INC.


                            % SENIOR NOTES DUE 2003
                            % SENIOR NOTES DUE 2005
                            % SENIOR NOTES DUE 2008
                            % SENIOR BONDS DUE 2028


                   ----------------------------------------
                             PROSPECTUS SUPPLEMENT

                               SEPTEMBER   , 1998
                   ----------------------------------------

                           CREDIT SUISSE FIRST BOSTON

                                LEHMAN BROTHERS

                              GOLDMAN, SACHS & CO.


--------------------------------------------------------------------------------